



MARTHA STEWART LIVING OMNIMEDIA, INC.

2011 ANNUAL REPORT

2012 NOTICE OF ANNUAL MEETING AND PROXY STATEMENT



A Letter
From Lisa Gersh

Dear Fellow Stockholders,

Our team has accomplished a great deal since I arrived at Martha Stewart Living Omnimedia in mid-2011. We added strong and energized leadership in key executive and business-unit positions, we signed new partnerships that offer substantial promise for the future, and we crafted a strategic plan designed to deliver sustainable long-term growth over the next three to five years. It is clear that the company's performance in 2011, when we posted a net loss, is not acceptable, and it does not reflect our view of MSLO's potential. We believe our strategic plan will significantly improve performance, beginning in mid-2012. Our plan consists of four major components.

First, we are focused on driving improvement in advertising sales. Our print titles have robust readership bases. On the digital side, we believe we have already been effective in migrating our readers to digital platforms, evidenced both by the strength of our website audience and by the growing popularity of our iPad editions. To align our financial performance with the audiences we deliver, we have installed seasoned leaders who are taking a more brand-centric approach to print-advertising sales and are working to strengthen our digital-sales capability. In print, we are pursuing stronger sales at our individual titles, each of which has strong brand equity, and are broadening our content to appeal to advertisers in such categories as beauty, fashion, and parenting. Behind these efforts is a creative team charged with keeping our titles vibrant by continually bringing fresh and relevant ideas to our readers and advertisers.

Our second strategic initiative is the reinvention of our television and video business. What we currently call Broadcasting should begin to look like a very different business by the end of 2012. Our core competency in video is that we deliver great how-to information, as well as an entertainment component built around personalities like Martha, Emeril Lagasse, and Lucinda Scala Quinn. In fact, we own more than 2,500 hours of this evergreen content, which we are fully digitizing as we pursue initiatives to enhance the brand experience we provide to consumers. In terms of new content, as we are in the final year of our Hallmark Channel agreement, we are talking with a variety of parties from broadcasters and cable networks to independent production companies and digital platforms about innovative opportunities to leverage what we do best.

The third element of our strategy is to continue to grow our Merchandising business through multiple avenues: by category, by product, and by geography. The business is performing very well, with over one billion in annual sales at retail across our base of partnerships, and is generating double-digit growth in revenue and operating income. But we believe it can do even better as existing relationships continue to grow, as new partners come on board domestically and potentially internationally, and as we take steps to improve profit margins beyond already attractive levels.

The December 2011 signing of our strategic and commercial partnership with J.C. Penney is a watershed development. The deal's 10-year commercial partnership promises revenue of at least $172 million, and the strategic component, including J.C. Penney's 16.6 percent equity stake in MSLO, significantly strengthens our balance sheet. As we gear up for the launch of the commercial partnership in 2013, we continue to explore other opportunities in categories where we can establish brand equity, as demonstrated by the new *Martha Stewart Home Office* with Avery line, currently sold exclusively at Staples.

In the meantime, our existing merchandising efforts continue to show momentum. In early 2012, The Home Depot extended and expanded its partnership with us to sell *Martha Stewart Living* products, and Macy's renewed its agreement to sell the *Martha Stewart Collection* at its stores nationwide. These extensions underscore the vibrancy of the Martha brand at retail, and we are expecting another great year of growth in Merchandising in 2012.



The fourth and final piece of our strategic plan is to run each of our segments more efficiently, allocating a greater measure of resources toward revenue-generating activities. In Publishing, we reduced editorial and support expenses in late 2011, investing that savings in leadership charged with driving our brand-centric and digitally focused advertising-sales strategy. In Broadcasting, our move away from live programming enables us to eliminate a studio lease and production infrastructure, delivering substantial cost savings. Expense management across each of our businesses will remain a priority.

We are very focused on implementing the plan we have put in place, and we are excited about what lies ahead. We believe we have strong brands and audiences that can be leveraged across traditional- and new-media formats. We have a terrific team in place, and we are determined to deliver. We also have a greatly improved financial position: With the proceeds from the J.C. Penney investment and from the 2011 sale of our interest in WeddingWire, we were able to eliminate our bank debt, pay a one-time special dividend to stockholders, and end the year with approximately $50 million in cash, giving us the flexibility to support our growth objectives.

In closing, I want to thank our stockholders for their patience and continued interest in MSLO. We are focused on delivering sustainable growth and profitability and building value for the future.

Sincerely,

Lisa Gersh

President & Chief Operating Officer



MARTHA STEWART
Founder

Dear Fellow Stockholders,

The year that just passed brought with it many interesting and promising changes in our business, including new media offerings and new merchandising partnerships, all of which reflect our determination to be wherever consumers want and need us. Martha Stewart Living Omnimedia reaches approximately 66 million consumers across all media platforms each month and has a growing retail presence with more than 8,500 products in over 38,000 retail locations.

In 2012, we will continue to build on our flourishing merchandising business. Earlier this year, we extended our successful relationship with The Home Depot, ensuring that our *Martha Stewart Living* line of products will be available in the home-improvement retailer's 2,000-plus stores into 2016. The Home Depot has been an excellent addition to our merchandising portfolio, and, as part of the extended agreement, we are broadening our offerings there to include a line of craft furniture and an expanded assortment of holiday merchandise. We are delighted that in 2012 we continue to offer the beautiful products that have made our *Martha Stewart Collection* the No. 1 home brand at Macy's and the leading brand on the store's bridal registry. We recently introduced our *Martha Stewart Home Office* with Avery line, sold exclusively at Staples, featuring planning binders, notebooks, file folders, and desk and pantry organizers that are beautiful and functional. We also further extended our *Martha Stewart Pets* line at PetSmart with products for cats and puppies. And our *Martha Stewart Crafts* line now includes yarns and a loom with Lion Brand and craft paint with Plaid.

In addition, in December of last year, we forged a strategic alliance with J.C. Penney to offer consumers our beautiful, well-designed products in Martha Stewart stores and to develop a joint Martha Stewart-branded e-commerce site, where consumers will be able to access our products in a single, online location. The stores and e-commerce site fulfill long-standing dreams of mine, and I'm looking forward to the launch of both in 2013.

Just as our merchandising business is evolving, so, too, is our media business. Under the leadership of editor in chief Pilar Guzmán, *Martha Stewart Living* magazine is offering all the creative content that our readers expect from us, including venturing into categories such as beauty and fashion, which should allow us to reach new readers and new advertising partners. With Alanna Stang at the helm, *Whole Living* has a fresh look and spirit that is as inspiring as it is informative, while Sarah Carey is energizing *Everyday Food* fans with more fabulous recipes and a daily video newsletter that answers the eternal question: "What's for dinner?" *Martha Stewart Weddings* remains the No. 1 bridal magazine on newsstands, thanks in large measure to editor in chief Elizabeth Graves and editorial director Darcy Miller.

The media business is in the midst of truly transformative change as digital becomes an increasingly important platform. At MSLO, we are at the forefront of that change. Our websites are go-to destinations for consumers seeking "how-to" lifestyle content, reaching more than 6 million unique visitors each month. And in 2011, we unveiled several amazing apps and began offering digital subscriptions to our magazines. The consumer response to our digital editions has been very positive, with combined digital readership, including print subscribers accessing digital editions, exceeding 5 percent of total circulation. And that's before we've even introduced iPad editions of *Whole Living* and *Martha Stewart Weddings,* which will be available in that format this year.



It's also worth mentioning that our books business is thriving. In 2011, we extended our long-standing relationship with Clarkson Potter with a new agreement to publish 12 more books through 2016. We added four new titles to our library last year with the publication of *Martha Stewart's New Pies & Tarts*, *Martha Stewart's Handmade Holiday Crafts*, and *Martha's Entertaining*, followed by *Everyday Food: Light* and, coming this month, *Martha's American Food*.

We were pioneers in starting this business, and we will continue in that spirit in absolutely every venue possible. I would like to thank our valued employees, as well as you, our valued stockholders, for supporting us as we build for the future.

Sincerely,

Martha Stewart

Martha Stewart

Founder

FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

MARTHA STEWART LIVING OMNIMEDIA, INC.

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 001-15395

MARTHA STEWART LIVING OMNIMEDIA, INC.

(Exact Name of Registrant as Specified in Its Charter)



Delaware **(State or Other Jurisdiction of Incorporation or Organization)**	**52-2187059** **(I.R.S. Employer Identification No.)**
601 West 26th Street, New York, New York **(Address of Principal Executive Offices)**	**10001** **(Zip Code)**

Registrant's telephone number, including area code: (212) 827-8000

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, Par Value $0.01 Per Share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the number of shares outstanding and using the price at which the stock was last sold on June 30, 2011, was $120,445,676.*

* Excludes 1,404,427 shares of our Class A Common Stock, and 25,984,625 shares of our Class B Common Stock, held by directors, officers and 10% stockholders, as of June 30, 2011. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the Company, or that such person controls, is controlled by or under common control with the Company.

Number of Shares Outstanding As of March 2, 2012
40,842,451 shares of Class A Common Stock
25,984,625 shares of Class B Common Stock

Documents Incorporated by Reference.

Portions of Martha Stewart Living Omnimedia, Inc.'s Proxy Statement for Its 2012 Annual Meeting of Stockholders are Incorporated by Reference into Part III of This Report.

TABLE OF CONTENTS

PART I

Item 1. Business . . . 5

Overview . . . 5

History . . . 5

Publishing . . . 6

Broadcasting . . . 9

Merchandising . . . 10

Intellectual Property . . . 12

Available Information . . . 13

Item 1A. Risk Factors . . . 13

Item 1B. Unresolved Staff Comments . . . 19

Item 2. Properties . . . 20

Item 3. Legal Proceedings . . . 20

Item 4. Mine Safety Disclosures . . . 20

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities . . . 21

Item 6. Selected Financial Data . . . 23

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations . . . 25

Item 7A. Quantitative and Qualitative Disclosure About Market Risk . . . 42

Item 8. Financial Statements and Supplementary Data . . . 43

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure . . . 43

Item 9A. Controls and Procedures . . . 43

Item 9B. Other Information . . . 45

PART III

Item 10. Directors, Executive Officers and Corporate Governance . . . 46

Item 11. Executive Compensation . . . 46

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters . . . 46

Item 13. Certain Relationships and Related Transactions, and Director Independence . . . 47

Item 14. Principal Accountant Fees and Services . . . 47

PART IV

Item 15. Exhibits and Financial Statement Schedules . . . 48

Signatures . . . 54

Index to Consolidated Financial Statements, Financial Statement Schedules and Other Financial Information F-1

Report of Independent Registered Public Accounting Firm F-2

Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009 . . . . F-3

Consolidated Balance Sheets at December 31, 2011 and 2010 . . . . F-4

Consolidated Statements of Shareholders' Equity and Comprehensive Loss for the years ended December 31, 2011, 2010 and 2009 . . . . F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009 . . . . F-6

Notes to Consolidated Financial Statements F-7

Financial Statement Schedule: II—Valuation and Qualifying Accounts for the years ended December 31, 2011, 2010 and 2009 . . . . F-34

Exhibit Index

In this Annual Report on Form 10-K, the terms "we," "us," "our," "MSO" and the "Company" refer to Martha Stewart Living Omnimedia, Inc. and, unless the context requires otherwise, Martha Stewart Living Omnimedia LLC ("MSLO LLC"), the legal entity that, prior to October 22, 1999, operated many of the businesses we now operate, and their respective subsidiaries.

FORWARD-LOOKING STATEMENTS

All statements in this Annual Report on Form 10-K, except to the extent describing historical facts, are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our current beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. These statements often can be identified by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "potential" or "continue" or the negative of these terms or other comparable terminology. Our actual results may differ materially from those projected in these statements, and factors that could cause such differences include those factors discussed in "Risk Factors" in Item 1A of this Annual Report on Form 10-K and those discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7, as well as other factors. Forward-looking statements herein speak only as of the date of filing of this Annual Report on Form 10-K. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in the reports we file with the Securities and Exchange Commission (the "SEC").

PART I

Item 1. ***Business.***

OVERVIEW

We are an integrated media and merchandising company providing consumers with inspiring lifestyle content and well-designed, high-quality products. We are organized into three business segments: Publishing and Broadcasting, our two media segments, and Merchandising. This combination enables us to cross-promote our content and products.

Our strategy to generate growth and profitability includes the following imperatives:

- Grow our merchandising business by leveraging our brand equity to expand the distribution of product in existing categories, diversify into new categories and distribution channels, and negotiate new partnerships that fully reward us for the value of our brands and our active role in product development and design;
- Strengthen our media business by creating a brand-centric advertising sales force and by using our content across existing and new distribution channels; and
- Expand our media presence and pursuing merchandising opportunities internationally.

The media and merchandise we create generally encompasses the following core areas:

- Cooking and Entertaining
- Holiday and Celebrations
- Crafts
- Home
- Whole Living (healthy living and sustainable practices)
- Weddings
- Organizing
- Gardening
- Pets (grooming, apparel, feeding and health)

As of March 1, 2012, we had approximately 582 employees. Our designed and branded products are available in thousands of retail outlets across the country including The Home Depot, Macy's, Petsmart and, effective in the first quarter of 2012, in many Staples stores.

Our revenues from foreign sources were $9.8 million, $6.5 million and $10.8 million in 2011, 2010 and 2009, respectively, which was largely comprised of international sales of television content. In the future, we plan to grow international revenues from other areas of our business. Substantially all of our assets are located within the United States.

HISTORY

Martha Stewart published her first book, *Entertaining*, in 1982. Over the next eight years she became a well-known authority on the domestic arts, authoring eight more books on a variety of our core content areas. In 1990, Time Publishing Ventures, Inc. ("TPV"), a subsidiary of Time Inc., launched *Martha Stewart Living* magazine with Ms. Stewart serving as its editor-in-chief. In 1993, TPV began producing a weekly television program, *Living*, hosted by Ms. Stewart. In 1995, TPV launched a mail-order catalog, *Martha by Mail*, which made available products featured in, or developed in connection with, the magazine and television program. In late 1996 and early 1997, a series of transactions occurred resulting in MSLO LLC acquiring substantially all Martha Stewart-related businesses. Ms. Stewart was the majority owner of MSLO LLC; TPV retained a small equity interest in the business. On October 22, 1999, MSLO LLC merged into MSO, then a wholly owned subsidiary of MSLO LLC. Immediately following the merger, we consummated an initial public offering.

BUSINESS SEGMENTS

Our three business segments are described below. Additional financial information relating to these segments may be found in Note 14, *Industry Segments*, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K, which information is incorporated herein by reference.

PUBLISHING

In 2011, our Publishing segment accounted for 64% of our total revenues, consisting of operations related to magazine and book publishing and digital distribution, principally through our website, *marthastewart.com*. Revenues from magazine and digital advertising represented approximately 65% of the segment's revenues in 2011, while circulation revenues represented approximately 33% of the segment's revenues.

Magazines

Martha Stewart Living. Our flagship magazine, *Martha Stewart Living*, is the foundation of our publishing business. Launched in 1990 as a quarterly publication with a circulation of 250,000, we currently publish *Martha Stewart Living* on a monthly basis with a rate base of 2.05 million. The magazine appeals primarily to the college-educated woman between the ages of 25 and 54 who owns her principal residence. *Martha Stewart Living* offers lifestyle ideas and original how-to information in a highly visual, upscale editorial environment. The magazine has won numerous prestigious industry awards and is the leading publication for the Martha Stewart brand. *Martha Stewart Living* generates a majority of our magazine revenues, largely from advertising and circulation revenues.

Martha Stewart Weddings. We launched *Martha Stewart Weddings* in 1994, originally as an annual publication. In 1997, it went to semi-annual publication and became a quarterly in 1999. *Martha Stewart Weddings* targets the upscale bride and serves as an important vehicle for introducing young women to our brands. *Martha Stewart Weddings* is distributed primarily through newsstands.

Everyday Food. We launched *Everyday Food* in September 2003 after publishing four test issues. This digest-sized magazine, now published ten times per year, targets women ages 25 to 49 and is intended to broaden our consumer audience. *Everyday Food* features quick, easy recipes for the everyday cook, along with seasonal menus, cooking instructions, suggestions for healthy, "smart" eating and money saving shopping tips.

Whole Living. In August 2004, we acquired certain assets and liabilities of *Body + Soul* magazine and *Dr. Andrew Weil's Self Healing* newsletter ("Body & Soul Group"), publications featuring "natural living" content. In 2010, we discontinued our relationship with Dr. Andrew Weil and no longer publish *Dr. Andrew Weil's Self Healing* newsletter or any Dr. Weil special interest publications. Effective with the June 2010 issue, we changed the name of *Body + Soul/Whole Living* magazine to *Whole Living* in an attempt to more effectively integrate the magazine with our corresponding website, *wholeliving.com*, and to broaden the editorial coverage of the magazine, which we believe may provide opportunities to increase consumer and advertising demand.

Magazine Summary

Certain information related to our subscription magazines is as follows:

Title	2009 Rate Base *	2010 Rate Base *	2011 Rate Base *	2012 Rate Base *	Frequency
Martha Stewart Living	2,025,000	2,025,000	2,050,000	2,050,000	12
Martha Stewart Weddings	N/A***	N/A***	N/A***	N/A***	4**
Everyday Food	1,000,000	1,000,000	1,025,000	1,025,000	10
Whole Living	600,000	650,000	700,000	750,000	10

* Rate base increases are effective with the January issues which typically are on sale in December of the prior fiscal year.

** In addition, we anticipate producing two special issues of *Martha Stewart Weddings* in 2012, as compared to the one special issue of *Martha Stewart Weddings* we produced in each of 2011, 2010 and 2009.

*** Does not have a stated rate base.

Special Interest Publications. In addition to our periodic magazines, we occasionally publish special interest magazine editions. Our special interest publications provide in-depth advice and ideas around a particular topic in one of our core content areas, allowing us to leverage our distribution network to generate additional revenues. Our special interest publications are sold at newsstands and may include advertising. In 2011, we published *Martha Stewart Living Halloween Flights of Fancy Special*, *Martha Stewart Holiday Handbook*, a full-sized *Everyday Food* special, and *Martha Stewart Weddings—Destination Weddings and Dream Honeymoons*.

Magazine Production, Distribution and Fulfillment. We print most of our domestic magazines under agreements with R. R. Donnelly and currently purchase paper through an agreement with Time Inc. In November 2011, we signed a new printing services agreement with R.R. Donnelly, extending the term through 2017 in exchange for rate concessions from the prior agreement. As paper prices decreased in 2009 and 2010 because of lower market demand, many paper mills consolidated operations in response to the declining paper demand. As a result of those actions, paper prices increased in 2011. Based on recent information from our paper supplier, we expect paper pricing to decline slightly in the first half of 2012 and increase in the second half of 2012. However, we expect our costs for magazine distribution to be lower in 2012 due to fewer pages in our magazines and lower print orders, as part of our circulation is increasingly distributed through digital editions, partially offset by one additional *Martha Stewart Weddings* special and increased postage unit costs. We use no other significant raw materials in our businesses. Newsstand distribution of the magazines is handled by Time Warner Retail Sales and Marketing, an affiliate of Time Inc., under an agreement that expires in June 2014. Subscription fulfillment services also for our magazines are provided by Time Customer Service, another affiliate of Time Inc., under an agreement that expires in June 2014.

Books

During 2007, we announced a multi-year agreement with Clarkson Potter/Publishers to publish ten Martha Stewart branded books. Subsequent amendments ultimately increased the number of books to be delivered to 17, all of which had been delivered and accepted as of December 31, 2011. Three books were published in 2011 under this agreement: *Pies & Tarts*, *Entertaining* and *Handmade Holiday Crafts*. In 2011, we negotiated a new multi-year, multi-book agreement with Clarkson Potter/Publishers to continue providing Martha Stewart branded books in the future.

In August 2008, we announced a multi-year agreement with Harper Studio to publish ten Emeril Lagasse branded books, of which four had been delivered and accepted through December 31, 2011. *Sizzling Skillets* was published under this agreement in 2011.

Through our efforts in the books business and the rights we acquired related to Emeril's book backlist, we now have a library of approximately 92 published books.

Digital Properties

marthastewart.com

The *marthastewart.com* website is the flagship of our digital properties, offering a vast quantity of continually updated articles and recipes developed from several Martha Stewart brands, including our magazine properties. Since the website's re-launch in 2007 as a content-focused, advertising-driven media website, *marthastewart.com* has received many industry awards. The website provides engaging experiences in several lifestyle categories: food, entertaining, holidays, home and garden, crafts and pets. The website also serves as a gateway to our other properties, including *wholeliving.com* and *marthastewartweddings.com*. In 2011, we

invested in a re-platforming of our website that allows for additional functionality in 2012 and beyond. The enhancements to the website are expected to improve user engagement and expand our advertising inventory which, in combination, is expected to drive growth in our audience and revenues. In 2011, *marthastewart.com* averaged 3.6 million monthly unique visitors, a 25% increase over 2010, and 67 million monthly pageviews, a 5% increase over 2010.

marthastewartweddings.com

In 2008, we launched *marthastewartweddings.com* to guide brides-to-be through the process of planning and designing of their weddings, with a strong emphasis on identifying and developing each bride's personalized wedding style. The site continues to grow in traffic and audience attention, averaging around 0.5 million monthly unique viewers in 2011, a 33% increase over 2010, and around 15 million monthly average pageviews, a 30% increase over 2010.

wholeliving.com

In 2008, we also launched *wholeliving.com*, a website designed to help women achieve their goals for living better lives, with a focus on wellness and beauty, healthy recipes, green living, fitness, and personal happiness. In 2010, unique visitors to *wholeliving.com* doubled due to improvements in branding, product and programming, as well as due to an increase in popularity of this lifestyle category overall. While unique viewers decreased 4% in 2011 compared to 2010, monthly average page views increased 17% to around 4 million and total visits increased to over 1 million average monthly visits, a 53% increase over 2010.

Digital Products

In 2011, we developed five digital apps that were available for download through Apple iTunes. We launched iPad apps of Martha Stewart Living and Everyday Food, which are enhanced digital versions of those titles for the iPad, and which are also available on other tablets. The three other iPad apps that launched were Egg Dyeing 101, Cocktails and Smoothies, along with add-ons and updates of our existing apps.

Digital Editions are available for all of our publications. In addition to the iPad versions of Martha Stewart Living and Everyday Food, we also have digital versions of these titles, along with Martha Stewart Weddings and Whole Living, available through the Color Nook, Kindle Fire and through the Zinio platform. Digital editions account for approximately 3% percent of all our circulation.

Competition

Publishing is a highly competitive business. Our magazines, books and digital apps compete not only with other magazines, books and digital apps, but also with other mass media, websites and many other types of leisure-time activities. Competition for advertising dollars in magazine operations is primarily based on advertising rates, as well as editorial and aesthetic quality, the desirability of the magazine's demographic, reader response to advertisers' products and services and the effectiveness of the advertising sales staff. *Martha Stewart Living* competes for readers and advertising dollars with women's service, decorating, cooking and lifestyle magazines and websites. *Everyday Food* competes for readers and advertising dollars with women's service and cooking magazines and websites. *Martha Stewart Weddings* competes for readers and advertising dollars primarily with wedding service magazines and websites. *Whole Living* competes for readers and advertising dollars primarily with women's lifestyle, health, fitness, and natural living magazines and websites. Our special interest publications can compete with a variety of magazines depending on the focus of the particular issue. Capturing advertising sales for our digital properties is highly competitive as well. *marthastewart.com* competes with other how-to, food and lifestyle websites. Our challenge is to attract and retain users through an easy-to-use and content-relevant website. Competition for digital advertising rates is based on the number of unique users we attract each month, the demographic profile of that audience and the number of pages they view on our site.

Seasonality

Our Publishing segment can experience fluctuations in quarterly performance due to variations in the publication schedule from year to year, timing of direct mail expenses, delivery and acceptance of books under our long-term book contracts and variability of audience and traffic on *marthastewart.com*, as well as other seasonal factors. Not all of our magazines are published on a regularly scheduled basis throughout the year. Additionally, the publication schedule for our special interest publications can vary and lead to quarterly fluctuations in the Publishing segment's results. Advertising revenue in our magazines and on *marthastewart.com* is typically highest in the fourth quarter of the year due to higher consumer demand for our holiday content, and corresponding higher advertiser demand to reach our audience with their marketing messages.

BROADCASTING

Our Broadcasting business segment accounted for 14% of our total revenues in 2011. The segment consists of operations relating to the production of television programming, the domestic and international distribution of our library of programming in existing and repurposed formats, revenue derived from the provision of talent services, and the operations of our satellite radio channel. We generally own the copyrights in the programs we produce for television and radio distribution.

The Martha Stewart Show launched in September 2005 as a syndicated daily lifestyle series hosted by Martha Stewart. *The Martha Stewart Show* generates the majority of the Broadcasting segment's revenue. Filmed in front of a studio audience, the Emmy™ Award-winning show consists of several segments within each episode, featuring inspiring ideas and new projects from one or several of our core content areas. NBC Universal Domestic Television Distribution distributed the program domestically through season 5, which ended in September 2010.

In 2010, we partnered with Hallmark Channel, a cable television network owned and operated by Crown Media Holdings, Inc., to exclusively televise original episodes of the *The Martha Stewart Show*. Season 6 of *The Martha Stewart Show* began airing on Hallmark Channel in September 2010. *The Martha Stewart Show*, in its current format with a live audience, is expected to conclude on Hallmark Channel with the completion of season 7 in September 2012. As part of our overall Hallmark Channel agreement, we also agreed to develop a range of new and original series and prime time specials, which included *Mad Hungry with Lucinda Scala Quinn*, *Martha Bakes* and *Petkeeping with Marc Morrone*. We own the television content we produce for Hallmark Channel and we have the right in the future to further monetize these assets. Revenues for *The Martha Stewart Show* on Hallmark Channel are mostly comprised of advertising, product integration and international licensing revenues. Revenues for the companion programs on Hallmark Channel generally consist of licensing revenue.

Emeril Lagasse also provides various television services for us. In 2011, Emeril Lagasse hosted *The Originals* on the Cooking Channel, as well as *Emeril's Table*, which aired on Hallmark Channel.

The *Martha Stewart Living Radio* channel launched on Sirius Satellite Radio, now known as Sirius XM Radio, in November 2005 providing programming 24 hours a day, seven days a week, of which 65 hours each week was original programming created by our experts. In November 2011, we renewed our agreement with Sirius XM Radio for a one-year term ending December 31, 2012 at a reduced license fee, along with a reduction of original programming to approximately 40 hours each week.

Competition

Broadcasting is a highly competitive business. Overall competitive factors in this segment include programming content, quality and distribution as well as the demographic appeal of the programming. Competition for television and radio advertising dollars is based primarily on advertising rates, audience size and

demographic composition, viewer response to advertisers' products and services and the effectiveness of the advertising sales staffs. Our television programs compete directly for viewers, distribution and/or advertising dollars with other lifestyle and how-to television programs, as well as with general programming on other television stations and all other competing forms of media. Our radio programs compete for listeners with similarly themed programming on both satellite and terrestrial radio.

Seasonality

Our Broadcasting segment can experience fluctuations in quarterly performance due to, among other things, seasonal advertising patterns, seasonal influences on people's viewing habits and audience increases for our programming during holiday seasons. Because television seasons run 12 months beginning and ending in the middle of September, the 2011 results include a large portion of season 6 of *The Martha Stewart Show* and the first 14 weeks of season 7 of *The Martha Stewart Show* on Hallmark Channel. While repeat episodes air over the summer, original episodes usually run September to May and typically generate higher ratings and revenues.

MERCHANDISING

Our Merchandising segment contributed 22% of our total revenues in 2011. The segment consists of operations related to the design of merchandise and related packaging, promotional and advertising materials, and the licensing of various proprietary trademarks, in connection with retail programs conducted through a number of retailers and manufacturers. Pursuant to agreements with our retail and manufacturing partners, we are typically responsible for the design of all merchandise and/or related packaging, signage, advertising and promotional materials. Our retail partners source the products through a manufacturer base and are mostly responsible for the promotion of the product. Our manufacturing partners source and/or produce the branded products sometimes together with other lines they make or sell. Our licensing agreements do not require us to maintain any inventory nor incur any significant expenses other than employee compensation. We own all trademarks for each of our branded merchandising programs and generally retain all intellectual property rights related to the designs of the merchandise, packaging, signage and collateral materials developed for the various programs.

Select Licensed Retail Partnerships

Martha Stewart Living at The Home Depot

In 2010, we launched the *Martha Stewart Living* program at The Home Depot, which is currently available at all of The Home Depot's 1,978 stores in the United States and all of the 180 The Home Depot stores in Canada, as well as on *homedepot.com* and Home Decorators Collection catalog business. The *Martha Stewart Living* program at The Home Depot encompasses a broad range of home décor, paint, storage and organization products, outdoor furniture, window treatments, kitchen and bathroom cabinetry, countertops, carpet and seasonal holiday decor. On February 29, 2012, we announced the extension of our agreement with The Home Depot through March 2016 and plan to offer an expanded array of *Martha Stewart Living* branded products.

Martha Stewart Collection at Macy's

In September 2007, we introduced the *Martha Stewart Collection* at Macy's. It is currently available at the nearly 650 Macy's stores in the United States that offer home products, as well on *macys.com.* The *Martha Stewart Collection* line encompasses a broad range of home goods, including bed and bath textiles, housewares, food preparation and other kitchen items, tabletop, holiday decorating and trim-a-tree items.

J.C. Penney

In December 2011, we announced a strategic alliance with J.C. Penney Corporation, Inc. ("J. C. Penney") and our plans to launch distinct Martha Stewart retail stores inside at least 600 of J.C. Penney's department stores

and to jointly develop an e-commerce site pursuant to a 10-year license agreement. For information regarding J.C. Penney's investment in our company, see Note 8, *Shareholders' Equity*, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K. These Martha Stewart stores are intended to be destinations where consumers can experience an engaging and inspiring environment and buy a variety of affordable, high-quality home and lifestyle merchandise. We expect to launch both the Martha Stewart stores and the Martha Stewart-branded e-commerce site in early 2013.

Select Licensed Martha Stewart Manufacturing Partnerships

Martha Stewart Crafts

In May 2007, we launched *Martha Stewart Crafts*, a paper-based crafting program with our manufacturing partner, Wilton Properties Inc. (formerly UCG Paper Crafts Properties Inc. and EK Success), at Michaels stores in the United States. The program consists of tools, embellishments, paper/albums, and other seasonal products. Distribution for this program has expanded to include multiple specialty and independent craft chains in the United States and internationally.

In 2011, we further expanded our *Martha Stewart Crafts* portfolio by introducing a line of craft paints with Plaid Enterprises and a line of yarns and looms with Orchard Yarn and Thread, Inc. (d/b/a Lion Brand Yarn).

Martha Stewart Pets with Age Group

In July 2010, we launched the *Martha Stewart Pets* line, developed in partnership with Age Group Ltd and sold currently at Petsmart stores. The program consists of a wide range of pet accessories, including apparel, collars, leashes, bedding, grooming supplies and toys.

KB Home / Martha Stewart Homes

We have had a partnership with KB Home for the development of *Martha Stewart Homes* since 2005. The KB Home communities created with Martha Stewart feature homes with unique exterior and interior details that are inspired by Martha Stewart's own homes. The *Martha Stewart Homes* are currently available at multiple communities in California, Colorado, North Carolina and Florida. We also offer a range of design options, featured exclusively at KB Home Studios nationwide.

Martha Stewart Home Office with Avery

In December 2011, shipment of products for *Martha Stewart Home Office* with Avery began, in preparation for the launch of the line in February 2012. The *Martha Stewart Home Office* line is sold currently at Staples and on Staples.com. The line encompasses a range of home office products, including surface organization, journals, portable filing and pantry organization.

Select Licensed Emeril Lagasse Manufacturing Partnerships

We acquired certain licensing agreements in connection with our April 2008 acquisition of specific Emeril Lagasse assets and have entered into new licensing agreements following the acquisition. These licensing agreements are primarily associated with partnerships with various food and kitchen preparation manufacturers that produce products under the Emeril Lagasse brand.

Emerilware by All-Clad

Introduced in August 2000, *Emerilware* by All-Clad consists of lines of high-quality, gourmet cookware and barbeque tools available at department stores and specialty retail outlets across the United States, as well as through the Home Shopping Network.

Emerilware by T-Fal

Launched in November 2006, *Emerilware* by T-FAL is a line of small kitchen appliances available at department stores and specialty retail outlets across the United States, as well as through the Home Shopping Network.

Emeril's Original with B&G Foods

In September 2000, Emeril Lagasse introduced with B&G Foods, *Emeril's Original*, a signature line of seasonings, salad dressings, basting sauces and marinades, mustards, salsas, pasta sauces, pepper sauces, spice rubs, cooking sprays and stocks available at supermarkets and specialty markets across the United States, as well as through the Home Shopping Network.

Emeril's Gourmet Coffee with Timothy's World Coffee

Launched in September 2007, *Emeril's Gourmet Coffee with Timothy's World Coffee* is a single-cup coffee program comprised of flavored coffees inspired by Emeril Lagasse. The program is available in department and specialty stores nationwide, as well as in certain national hotel chains.

Other Emeril Manufacturing Partnerships

In 2010, we introduced a variety of new partnerships, including *Emerilware Cutlery with SED International Inc. (formerly Lehrhoff ABL Inc.),* which is a branded cutlery collection that includes knives and cutting boards. The line was launched on the Home Shopping Network in November. We also introduced *Emeril's Red Marble Steaks with Allen Brothers* which is a line of hand-selected, aged steaks. The line, launched in the spring of 2010, is available through catalog, online and the Home Shopping Network.

Competition

The retail business is highly competitive and the principal competition for all of our merchandising lines consists of mass-market and department stores that compete with the mass-market, home improvement and department stores in which our Merchandising segment products are sold. Our merchandising lines also compete within the mass-market, home improvement and department stores that carry our product lines with other products offered by these stores in the respective product categories. Competitive factors include numbers and locations of stores, brand awareness and price. We also compete with the internet businesses of these stores and other websites that sell similar retail goods.

Seasonality

Revenues from the Merchandising segment can vary significantly from quarter to quarter due to new product launches and the seasonality of many product lines.

INTELLECTUAL PROPERTY

We use multiple trademarks to distinguish our various publications and brands, including *Martha Stewart Living* (the name of our flagship publication as well as the trademark for products sold at Home Depot), *Martha Stewart Collection* (for goods sold at Macy's), *Martha Stewart Crafts*, *Martha Stewart Weddings*, *Everyday Food*, *Whole Living*, *Mad Hungry* and *Emeril*. These and numerous other trademarks are the subject of registrations and pending applications filed by us for use with a variety of products and other content, both domestically and internationally, and we continue to expand our worldwide usage and registration of related trademarks. We also register, both offensively and defensively, key domain names containing our trademarks, such as *www.marthastewart.com*, *www.marthastewartweddings.com*, *www.wholeliving.com*, *www.emerils.com* and *www.everydayfood.com*.

We regularly file copyrights regarding our proprietary designs and editorial content. We have also applied for, and in some instances are now the owners of, domestic and international design and utility patents covering certain of our *Martha Stewart Crafts* paper punches.

We regard our rights in and to our trademarks, our proprietary designs and editorial content as valuable assets in the marketing of our products. Accordingly, we vigorously police and protect our trademarks against infringement and denigration by third parties. We also work with our licensees to assure that our trademarks are used properly. We own and license the perpetual rights to the "Martha Stewart" portion of our marks pursuant to an agreement between us and Ms. Stewart, the description of which is incorporated by reference into Item 13 of this Annual Report on Form 10-K.

AVAILABLE INFORMATION

Our flagship website can be found on the Internet at *www.marthastewart.com*. Our proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and any amendments to these documents, as well as certain other forms we file with or furnish to the SEC, can be viewed and downloaded free of charge as soon as reasonably practicable after they have been filed with the SEC by accessing *www.marthastewart.com* and clicking on Investor Relations and SEC Filings. Please note that information on, or that can be accessed through, our website is not deemed "filed" with the SEC and is not incorporated by reference into any of our filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), irrespective of any general incorporation language contained in such filing.

Item 1A. *Risk Factors*

A wide range of factors could materially affect our performance. Like other companies, we are susceptible to macroeconomic changes that may affect the general economic climate and our performance, the performance of those with whom we do business, and the appetite of consumers for products and publications. Similarly, the price of our stock is impacted by general equity market conditions, the relative attractiveness of our market sector, differences in results of operations from estimates and projections, and other factors beyond our control. In addition to the factors affecting specific business operations identified in connection with the description of those operations and the financial results of those operations elsewhere in this report, the factors listed below could adversely affect our operations. Although the risk factors listed below are the risk factors that Company management considers significant, material risk factors that are not presently known to Company management may also adversely affect our operations.

Our success depends in part on the popularity of our brands and the reputation and popularity of Martha Stewart, our Founder, and Emeril Lagasse. Any adverse reactions to publicity relating to Ms. Stewart or Mr. Lagasse, or the loss of either of their services, could adversely affect our revenues, results of operations and our ability to maintain or generate a consumer base.

While we believe there has been significant consumer acceptance for our products as stand-alone brands, the image, reputation, popularity and talent of Martha Stewart and Emeril Lagasse remain important factors.

Ms. Stewart's efforts, personality and leadership, including her services as an officer and director of MSLO, have been, and continue to be, critical to our success. While we have managed our business without her daily participation at times in the past, the repeated diminution or loss of her services due to disability, death or some other cause, or any repeated or sustained shifts in public or industry perceptions of her, could have a material adverse effect on our business. Ms. Stewart's current employment agreement ends March 31, 2012. We expect to enter into an extension of Ms. Stewart's employment agreement prior to its expiration.

In addition, in 2008 we acquired the assets relating to Emeril Lagasse's businesses other than his restaurants and foundation. The value of these assets is largely related to the ongoing popularity and participation of Mr. Lagasse in the activities related to exploiting these assets. Therefore, the continued value of these assets could be materially adversely affected if Mr. Lagasse were to lose popularity with the public or be unable to participate in our business, forcing us potentially to write-down a significant amount of the value we paid for these assets.

A loss of the services of other key personnel could have a material adverse effect on our business.

Our continued success depends to a large degree upon our ability to attract and retain key management executives, as well as upon a number of members of creative, technology, and sales and marketing staffs. The loss of some of our key executives or key members of our operating staff, or an inability to attract or retain other key individuals, could materially adversely affect us.

Failure of the economy to sustain a recovery or difficulties in the financial markets could significantly impact our business, financial condition, results of operations and cash flows, and could adversely affect the value of our assets or hamper our ability to raise additional funds.

The economy experienced extreme disruption during each of the three years in the period ended December 31, 2011, including extreme volatility in securities prices, severely diminished liquidity and a drastic reduction in credit availability. These events led to increased unemployment, a downturn in the housing market, declines in consumer confidence and declines in personal income and consumer spending, particularly discretionary spending. These adverse consumer trends led to reduced spending on general merchandise, homes and home improvement projects—categories in which we license our brands—resulting in weaker revenues from our licensed products in our Merchandising business.

This economic downturn also resulted in extraordinary and unprecedented uncertainty and instability for many companies, across all industries, and severely impacted many of the companies with which we do business. We depend on advertising revenue in our Publishing and Broadcasting businesses. We cannot control how much or where companies choose to advertise. Since 2009, we have seen a significant downturn in advertising dollars generally in the marketplace, and more competition for the reduced dollars. During the course of the advertising recession, we experienced a decline in advertising revenues, and a permanent reversal of that trend is not assured. If advertisers continue to spend less money, or if they advertise elsewhere in lieu of our magazines, websites or television programming, our business and revenues will be materially adversely affected. Furthermore, if our licensees experience financial hardship, they may be unwilling or unable to pay us royalties or continue selling our products, regardless of their contractual obligations. We cannot predict the future health and viability of the companies with which we do business and upon which we depend for royalty revenues, advertising dollars and credit.

Although economic conditions have stabilized and shown some indications of improvement, it is difficult to judge the scope and sustainability of any general economic recovery. This makes it difficult for us to forecast consumer and product demand trends and companies' willingness to spend money to advertise in our media properties. While consumer spending and confidence have improved, consumer spending remains constrained. Unemployment remains and is expected to remain at high levels and the housing market remains weak and may in fact further deteriorate. If consumer confidence, consumer spending and the housing market do not rebound and/or if the companies with which we do business experience ongoing problems, our revenues may not grow as planned. An extended period of reduced cash flows could increase our need for credit at a time when such credit may not be available. Because of residual uncertainties regarding the economy, our operating results will be difficult to predict, and prior results will not necessarily be indicative of results to be expected in future periods.

In addition, we have significant goodwill, intangible and other assets recorded on our balance sheet. We evaluate the recoverability of the carrying amount of our goodwill, intangible and other assets on an ongoing

basis, and we may in the future incur substantial impairment charges, which would adversely affect our financial results. Impairment assessment inherently involves the exercise of judgment in determining assumptions about expected future cash flows and the impact of market conditions on those assumptions. Although we believe the assumptions we have used in testing for impairment are reasonable, significant changes in any one of our assumptions could produce a significantly different result. Future events and changing market conditions may prove our assumptions to be wrong with respect to prices, costs, holding periods or other factors. Differing results may amplify impairment charges in the future.

Acquiring or developing additional brands or businesses poses inherent financial and other risks and challenges and may result in losses.

If we were to acquire or create a new brand, or expand an existing brand, we may be required to increase expenditures to accelerate the development process with the goal of achieving longer-term cost savings and improved profitability. Brand developments may increase expenses if we hire additional personnel to manage our growth. These investments also would require significant time commitments from our senior management and place a strain on their ability to manage our existing businesses.

We continue to evaluate the acquisition of other businesses. These transactions involve challenges and risks in negotiation, execution, valuation, and integration. Moreover, competition for certain types of acquisitions is significant, particularly in the field of interactive media. Even if successfully negotiated, closed, and integrated, an acquisition may not advance our business strategy and may result in losses.

We are expanding our merchandising and licensing programs into new areas and products, the failure of any of which could diminish the perceived value of our brand, impair our ability to grow and adversely affect our prospects.

Our growth depends to a significant degree upon our ability to develop new or expand existing retail merchandising programs. We have entered into several new merchandising and licensing agreements in the past few years. Some of these agreements are exclusive and have a duration of many years. While we require that our licensees maintain the quality of our respective brands through specific contractual provisions, we cannot be certain that our licensees, or their manufacturers and distributors, will honor their contractual obligations or that they will not take other actions that will diminish the value of our brands.

There is also a risk that our extension into new business areas will meet with disapproval from consumers. We cannot guarantee that these programs will be fully implemented, or if implemented, that they will be successful. If the licensing or merchandising programs do not succeed, we may be prohibited from seeking different channels for our products due to the exclusive nature and multi-year terms of these agreements. Disputes with new or existing licensees may arise that could hinder our ability to grow or expand our product lines. Disputes also could prevent or delay our ability to collect the licensing revenue that we expect in connection with these products. If such developments occur or our merchandising programs are otherwise not successful, the value and recognition of our brands, as well as our business, financial condition and prospects, could be materially adversely affected.

For example, a dispute with a current licensee is a lawsuit filed on January 23, 2012, against us in the Supreme Court of the State of New York, County of New York titled Macy's, Inc. and Macy's Merchandising Group, Inc. v. Martha Stewart Living Omnimedia, Inc. In this lawsuit, Macy's Inc. and Macy's Merchandising Group, Inc. (together, the "Macy's plaintiffs") claim that our planned activities under the agreement governing our strategic alliance with J.C. Penney Corporation, Inc. materially breach the agreement between us and Macy's Merchandising Group, Inc. dated April 3, 2006 (the "Macy's Agreement"). The Macy's plaintiffs seek a declaratory judgment, preliminary and permanent injunctive relief, and incidental and other damages. The Macy's plaintiffs initially filed a motion for a preliminary injunction and subsequently withdrew the motion without prejudice. On February 10, 2012, the Company filed an answer to the Macy's plaintiffs' original

complaint and asserted three counterclaims against the Macy's plaintiffs, alleging that Macy's, Inc. and Macy's Merchandising Group, Inc. had breached the Macy's Agreement by, among other things, failing to maximize net sales. The Macy's plaintiffs have denied the allegations of the counterclaims. If the Macy's plaintiffs are successful and we are enjoined, some of the future benefits we anticipate receiving from our relationship with J. C. Penney could be reduced.

If adverse trends develop in the television production business generally, or if we were unable to sustain a television presence, our business could be adversely affected.

Television revenues may be affected by a number of other factors, most of which are not within our control. These factors include a general decline in daytime television viewers, pricing pressure in the television advertising marketplace, the strength of the channel on which our programming is carried, general economic conditions, increases in production costs, availability of other forms of entertainment and leisure time activities and other factors. Any or all of these factors may quickly change, and these changes cannot be predicted with certainty. There has been a reduction in advertising dollars generally available and more competition for the reduced dollars across more media platforms.

The Martha Stewart Show has experienced a decline in ratings in 2011 compared to 2010 that reflect the general decline in daytime cable television viewers. If ratings for the show were to further decline, it would adversely affect our Broadcasting advertising revenues.

In addition, if we are unsuccessful in creating replacement programming for *The Martha Stewart Show,* which is expected to only air through September 2012, or if visibility of Ms. Stewart on different television programming formats is diminished, Broadcasting segment revenues will be severely reduced. Publishing segment advertising revenues could be negatively impacted, as well as opportunities for multi-platform advertising sales.

We have also produced television shows featuring Emeril Lagasse. Emeril's failure to maintain or build popularity could negatively impact his marketing platform and his products, as well as the loss of anticipated revenue and profits from his television shows.

We have placed emphasis on building an advertising-revenue-based website, dependent on a large consumer audience and resulting page views. Failure to maintain growth could adversely affect our brand and business prospects.

Our growth depends to a significant degree upon the continued development and growth of our digital properties. We have had failures with direct commerce in the past, and only limited experience in building an advertising-revenue-based website. When initial results from the re-launch of the *marthastewart.com* site in the second quarter of 2007 were below expectations, we made changes to the site and continue to enhance and upgrade the site including the 2010/2011 initiative to re-platform *marthastewart.com.* We cannot be certain that those changes will enable us to sustain growth for our website in the long term. In addition, the competition for advertising dollars has intensified. In order for our digital properties to succeed, we must, among other things maintain and continue to:

- significantly increase our online audience and advertising revenue;
- attract and retain a base of frequent visitors to our website;
- expand the content, products and interactive experiences we offer on our website;
- respond to competitive developments while maintaining a distinct brand identity;
- develop and upgrade our technologies so that they can support more efficient and effective migration of content from the print platform and provide a more robust user experience; and
- bring innovative product features to market in a timely manner.

We cannot be certain that we will be successful in achieving these and other necessary objectives. If we are not successful in achieving these objectives, our business, financial condition and prospects could be materially adversely affected.

If we are unable to predict, respond to and influence trends in what the public finds appealing, our business will be adversely affected.

Our continued success depends on our ability to provide creative, useful and attractive ideas, information, concepts, programming, content and products that strongly appeal to a large number of consumers, as well as distributing the content through the latest technology and traditional channels. In order to accomplish this, we must be able to respond quickly and effectively to changes in consumer tastes for ideas, information, concepts, programming, technology, content and products. The strength of our brands and our business units depends in part on our ability to influence tastes through broadcasting, print publication, digital distribution and merchandising. We cannot be sure that our new ideas and content will have the appeal and garner the acceptance that they have in the past, or that we will be able to respond quickly to changes in the tastes of homemakers and other consumers and their appetite for new technology.

Absence of new product launches may reduce our earnings or generate losses.

Our future success will depend in part on our ability to continue offering new products and services that successfully gain market acceptance by addressing the needs of our current and future customers. Our efforts to introduce new products or integrate acquired products may not be successful or profitable. The process of internally researching and developing, launching, gaining acceptance and establishing profitability for a new product, or assimilating and marketing an acquired product, is both risky and costly. New products generally incur initial operating losses. Costs related to the development of new products and services are generally expensed as incurred and, accordingly, our profitability from year to year may be adversely affected by the number and timing of new product launches. For example, we had a cumulative loss of $15.7 million in connection with *Blueprint*, which we ceased publishing in 2007. Other businesses and brands that we may develop also may prove not to be successful.

Our principal print business vendors are consolidating and this may adversely affect our business and operations.

We rely on certain principal vendors in the print portion of our Publishing segment and their ability or willingness to sell goods and services to us at favorable prices and other terms. Many factors outside our control may harm these relationships and the ability and willingness of these vendors to sell these goods and services to us on favorable terms. Our principal vendors include paper suppliers, printers, subscription fulfillment houses, subscription agents and national newsstand wholesalers, distributors and retailers. Each of these industries in recent years has experienced consolidation among its principal participants. Further consolidation may result in decreased competition, which may lead to greater dependence on certain vendors and increased prices; as well as interruptions and delays in services provided by such vendors, all of which could adversely affect our results of operations. As a result of many paper mills consolidating their operations, we experienced paper price increases in 2011.

We may be adversely affected by fluctuations in paper, postage and distribution costs.

In our Publishing segment, our principal raw material is paper for the print portion of that business. Paper prices have fluctuated over the past several years. We generally purchase paper from major paper suppliers who adjust the price periodically. We have not entered, and do not currently plan to enter, into long-term forward price or option contracts for paper. Accordingly, significant increases in paper prices would adversely affect our future results of operations.

Postage for magazine distribution is also one of our significant expenses. We primarily use the U.S. Postal Service to distribute magazine subscriptions. In recent years, postage rates have increased, and a significant further increase in postage prices could adversely affect our future results of operations. We may not be able to recover, in whole or in part, paper or postage cost increases.

Distribution of magazines to newsstands and bookstores is conducted primarily through companies known as wholesalers. Wholesalers have in the past advised us that they intended to increase the price of their services. We have not experienced any material increase to date; however, some wholesalers have experienced credit and going concern risks. It is possible that other wholesalers likewise may seek to increase the price of their services or discontinue operations. An increase in the price of our wholesalers' services could have a material adverse effect on our results of operations. The need to change wholesalers could cause a disruption or delay in deliveries, which could adversely impact our results of operations.

We may be adversely affected by a continued weakening of newsstand sales.

The magazine industry has seen a weakening of newsstand sales during the past few years. A continuation of this decline would adversely affect our financial condition and results of operations by further reducing our circulation revenue and causing us to either incur higher circulation expenses to maintain our rate bases, or to reduce our rate bases, which would in turn negatively impact our revenue.

Our websites and internal networks may be vulnerable to unauthorized persons accessing our systems, which could disrupt our operations and result in the theft of our proprietary information.

Our website activities involve the storage and transmission of proprietary information, which we endeavor to protect from third party access. However, it is possible that unauthorized persons may be able to circumvent our protections and misappropriate proprietary information or cause interruptions or malfunctions in our digital operations. We may be required to spend significant capital and other resources to protect against or remedy any such security breaches. Accordingly, security breaches could expose us to a risk of loss due to business interruption, or litigation. Our security measures and contractual provisions attempting to limit our liability in these areas may not be successful or enforceable.

Martha Stewart controls our Company through her stock ownership, enabling her to elect most of our board of directors, and potentially to block matters requiring stockholder approval, including any potential changes of control.

Ms. Stewart controls all of our outstanding shares of Class B Common Stock, representing over 89% of our voting power. The Class B Common Stock has ten votes per share, while Class A Common Stock, which is the stock available to the public, has one vote per share. Because of this dual-class structure, Ms. Stewart has a disproportionately influential vote. As a result, Ms. Stewart has the ability to control unilaterally the outcome of all matters requiring stockholder approval, including the election and removal of all directors other than the two directors whose election is controlled by J.C. Penney and generally any merger, consolidation or sale of all or substantially all of our assets, and indirectly the ability to control our management and affairs. Ms. Stewart's concentrated control could, among other things, discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses and stockholders.

Our intellectual property may be infringed upon or others may accuse us of infringing on their intellectual property, either of which could adversely affect our business and result in costly litigation.

Our business is highly dependent upon our creativity and resulting intellectual property. We are susceptible to others imitating our products and infringing our intellectual property rights. We may not be able to successfully protect our intellectual property rights, upon which we depend. In addition, the laws of many foreign

countries do not protect intellectual property rights to the same extent as do the laws of the United States. Imitation of our products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. If we are alleged to have infringed the intellectual property rights of another party, any resulting litigation could be costly, affecting our finances and our reputation. Litigation also diverts the time and resources of management, regardless of the merits of the claim. There can be no assurance that we would prevail in any litigation relating to our intellectual property. If we were to lose such a case, and be required to cease the sale of certain products or the use of certain technology or if we were forced to pay monetary damages, the results could adversely affect our financial condition and our results of operations.

We operate in three highly competitive businesses: Publishing, Broadcasting and Merchandising, each of which subjects us to competitive pressures and other uncertainties.

We face intense competitive pressures and uncertainties in each of our three businesses.

Our magazines, books and related publishing products compete not only with other magazines, books and publishing products, but also with other mass media, websites, and many other types of leisure-time activities. We face significant competition from a number of print and website publishers, some of which have greater financial and other resources than we have, which may enhance their ability to compete in the markets we serve. As advertising budgets have diminished, the competition for advertising dollars has intensified. Competition for advertising revenue in publications is primarily based on advertising rates, the nature and scope of readership, reader response to the promotions for advertisers' products and services, the desirability of the magazine's demographic and the effectiveness of advertising sales teams. Other competitive factors in publishing include product positioning, editorial quality, circulation, price, customer service, circulation revenues and, ultimately, advertising revenues. Our websites compete with other how-to, food and lifestyle websites. Our challenge is to attract and retain users through an easy-to-use and content-relevant website. Competition for digital adverting is based on the number of unique users we attract each month, the demographic profile of that audience and the number of pages they view on our site. Because some forms of media have relatively low barriers to entry, we anticipate that additional competitors, some of which have greater resources than we do, may enter these markets and intensify competition.

Our television programs compete directly for viewers, distribution and/or advertising dollars with other lifestyle and how-to television programs, as well as with general programming and all other competing forms of media. Overall competitive factors in Broadcasting include programming content, quality and distribution, as well as the demographic appeal of the programming. Competition for television and radio advertising dollars is based primarily on advertising rates, audience size and demographic composition, viewer response to advertisers' products and services and the effectiveness of the advertising sales staff. Our radio programs compete for listeners with similarly themed programming on both satellite and terrestrial radio.

Our Merchandising segment competitors consist of mass-market and department stores that compete with the mass-market, home improvement and department stores in which our Merchandising segment products are sold. Our merchandising lines also compete within the mass-market, home improvement and department stores that carry our product lines with other products offered by these stores in the respective product categories. We also compete with the internet businesses of these stores and other websites that sell similar retail goods.

Our failure to meet the competitive pressures in any of these segments could negatively impact our results of operations and financial condition.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties.***

Information concerning the location, use and approximate square footage of our principal facilities as of December 31, 2011, all of which are leased, is set forth below:

Location	Use	Approximate Area in Square Feet
601 West 26th Street New York, NY	Product design facilities, photography studio, test kitchens and property storage	218,249
	Principal executive and administrative offices; Publishing segment offices; Corporate offices; and advertising sales offices	
226 West 26th Street New York, NY	Executive and administrative office for television production	24,586
221 West 26th Street New York, NY	Television production facilities	23,723
Satellite Sales Offices in Michigan, Illinois and California	Advertising sales offices	7,271

We expect to vacate our television production facilities at 221 West 26th Street and our executive and administrative office for television production at 226 West 26th Street at the end of the second quarter of 2012. The other leases for our offices and facilities expire between 2012 and 2018, and some of these leases are subject to our renewal.

We also have an intangible asset agreement covering our use of various properties owned by Martha Stewart for our editorial, creative and product development processes. These living laboratories allow us to experiment with new designs and new products, such as garden layouts, help generate ideas for new content available to all of our media outlets and serve as locations for photo spreads and television segments. The description of this intangible asset agreement is incorporated by reference into Item 13 and disclosed in the related party transaction disclosure in Note 11, *Related Party Transactions*, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

We believe that our existing facilities are well maintained and in good operating condition.

Item 3. ***Legal Proceedings***

On January 23, 2012, Macy's Inc. and Macy's Merchandising Group, Inc. filed a lawsuit against us in the Supreme Court of the State of New York, County of New York titled Macy's, Inc. and Macy's Merchandising Group, Inc. v. Martha Stewart Living Omnimedia, Inc. In such lawsuit, the Macy's plaintiffs claim that our planned activities under our commercial agreement with J.C. Penney Corporation, Inc. ("JCP") materially breach the agreement between us and Macy's Merchandising Group, Inc. dated April 3, 2006. The Macy's plaintiffs seek a declaratory judgment, preliminary and permanent injunctive relief, and incidental and other damages. The Macy's plaintiffs initially filed a motion for a preliminary injunction and subsequently withdrew the motion without prejudice. On February 10, 2012, we filed an answer to the Macy's plaintiffs' original complaint and asserted three counterclaims against the Macy's plaintiffs, alleging that Macy's Inc. and Macy's Merchandising Group, Inc. had breached the Macy's Agreement by, among other things, failing to maximize net sales. The Macy's plaintiffs have denied the allegations of the counterclaims. We believe that we have meritorious defenses to the claims made by the Macy's plaintiffs, and we intend to vigorously defend such claims. Litigation costs in this matter may be significant.

We are party to legal proceedings in the ordinary course of business, including product liability claims for which we are indemnified by our licensees[, other than Macy's]. None of these proceedings is deemed material.

Item 4. ***Mine Safety Disclosures.***

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Market for the Common Stock

Our Class A Common Stock is listed and traded on The New York Stock Exchange (the "NYSE"). Our Class B Common Stock is not listed or traded on any exchange, but is convertible into Class A Common Stock at the option of its owner on a share-for-share basis. The following table sets forth the high and low sales price of our Class A Common Stock as reported by the NYSE for each of the periods listed.

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
High Sales Price	$6.15	$7.45	$5.75	$4.96	$4.54	$5.49	$4.75	$5.19
Low Sales Price	$4.36	$4.89	$4.28	$4.25	$3.40	$3.45	$2.97	$2.77

As of March 1, 2012, there were 7,572 record holders of our Class A Common Stock and one record holder of our Class B Common Stock. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

Dividends

We do not pay regular quarterly dividends. However, in December 2011, our Board of Directors declared and paid a special one-time dividend of $0.25 per share of common stock for a total dividend payment of $16.7 million.

Recent Sales of Unregistered Securities and Use of Proceeds

As previously reported, on December 6, 2011, JCP purchased 11 million newly issued shares of our $0.01 par value Class A Common Stock and one share of our Series A Preferred Stock in exchange for cash of $38.5 million.

Issuer Purchases of Equity Securities

The following table provides information about our purchases of our Class A Common Stock during each month of the quarter ended December 31, 2011:

Period	Total Number of Shares (or Units) Purchased (1)	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased under the Plans or Programs
October 2011	1,539	$3.12	Not applicable	Not applicable
November 2011	—	—	Not applicable	Not applicable
December 2011	—	—	Not applicable	Not applicable
Total	1,539	$3.12		

(1) Represents shares withheld by, or delivered to us pursuant to provisions in agreements with recipients of restricted stock granted under our stock incentive plans allowing us to withhold, or the recipient to deliver to us, the number of shares having the fair value equal to tax withholding due.

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act or the Exchange Act, the following performance graph shall not be deemed to be incorporated by reference into any such filings.

PERFORMANCE GRAPH

The following graph compares the performance of our Class A Common Stock with that of the Standard & Poor's 500 Stock Index ("S&P 500 Composite Index") and the stocks included in the Media General Financial Services database under the Standard Industry Code 2721 (Publishing-Periodicals) (the "SIC Code Index"*) during the period commencing on January 1, 2007 and ending on December 31, 2011. The graph assumes that $100 was invested in each of our Class A Common Stock, the S&P 500 Composite Index and the SIC Code Index at the beginning of the relevant period, is calculated as of the end of each calendar month and assumes reinvestment of dividends. The performance shown in the graph represents past performance and should not be considered an indication of future performance.



* The SIC Code Index consists of companies that are primarily publishers of periodicals, although many also conduct other businesses, including owning and operating television stations and cable networks, and is weighted according to market capitalization of the companies in the index. The hypothetical investment assumes investment in a portfolio of equity securities that mirror the composition of the SIC Code Index.

Item 6. ***Selected Financial Data.***

The information set forth below for the five years ended December 31, 2011 is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto incorporated by reference into Item 8 of this Annual Report on Form 10-K. The Notes to Selected Financial Data below include certain factors that may affect the comparability of the information presented below (in thousands, including per share amounts).

	2011	2010	2009	2008	2007
INCOME STATEMENT DATA REVENUES					
Publishing	$140,857	$145,573	$146,100	$179,116	$202,916
Broadcasting	31,962	42,434	46,111	47,328	40,263
Merchandising	48,614	42,806	52,566	57,866	84,711
Total revenues	221,433	230,813	244,777	284,310	327,890
Operating (loss) income	(18,594)	(8,663)	(11,968)	(10,857)	7,714
Net (loss) income	$(15,519)	$ (9,596)	$(14,578)	$(15,665)	$ 10,289
PER SHARE DATA					
Earnings/(loss) per share:					
Basic and diluted—Net (loss) income	$ (0.28)	$ (0.18)	$ (0.27)	$ (0.29)	$ 0.20
Weighted average common shares outstanding:					
Basic	55,881	54,440	53,880	53,360	52,449
Diluted	55,881	54,440	53,880	53,360	52,696
Dividends per common share	$ 0.25	$ —	$ —	$ —	$ —
FINANCIAL POSITION					
Cash and cash equivalents	$ 38,453	$ 23,204	$ 25,384	$ 50,204	$ 30,536
Short-term investments	11,051	10,091	13,085	9,915	26,745
Total assets	216,120	222,314	229,791	261,285	255,267
Long-term obligations	—	7,500	13,500	19,500	—
Shareholders' equity	147,947	139,033	143,820	150,995	155,529
OTHER FINANCIAL DATA					
Cash flow (used in) provided by operating activities	$ (2,220)	$ 1,872	$ (9,273)	$ 39,699	$ 8,306
Cash flow (used in) provided by investing activities	6,886	153	(9,617)	(38,856)	(6,606)
Cash flow (used in) provided by financing activities	10,583	(4,205)	(5,930)	18,825	308

NOTES TO SELECTED FINANCIAL DATA

(Loss) / income from continuing operations

2011 results include restructuring charges of approximately $5.1 million.

2010 results include the recognition of substantially all of the exclusive license fee of approximately $5.0 million from Hallmark Channel for a significant portion of our library of programming, as well as licensing revenue for other new programming delivered to Hallmark Channel.

2009 results include a net benefit to operating loss of approximately $20 million from certain items including the revenue from Kmart of $14.5 million, the recognition of previously deferred Kmart Corporation ("Kmart") royalties of $10.0 million as non-cash revenue, an incremental $3.9 million from the conclusion of our

relationship with TurboChef Technologies, Inc. ("TurboChef"), a $3.0 million cash receipt related to a make-whole payment and a non-cash impairment charge of $11.4 million related to a cost-based equity investment in United Craft MS Brands LLC recorded in the Merchandising segment.

2008 results include revenues from Kmart of $23.8 million, as well as a $9.3 million non-cash goodwill impairment charge recorded in the Publishing segment.

2007 results include revenues from Kmart of $64.3 million, as well as non-cash equity compensation expense of $6.0 million due to the vesting of the final warrant granted to Mark Burnett in connection with the production of *The Martha Stewart Show*.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

EXECUTIVE SUMMARY

We are an integrated media and merchandising company providing consumers with inspiring lifestyle content and programming, and high-quality, licensed products that we design. We are organized into three business segments: Publishing and Broadcasting representing our media platforms; and Merchandising. Summarized below are our operating results for 2011, 2010 and 2009.

	2011	2010	2009
Total Revenues	$ 221,433	$ 230,813	$ 244,777
Total Operating Costs and Expenses	(240,027)	(239,476)	(256,745)
Total Operating Loss	$ (18,594)	$ (8,663)	$ (11,968)

We generate revenue from various sources such as advertising customers and licensing partners. Publishing is our largest business segment, accounting for 64% of our total revenues in 2011. The primary source of Publishing segment revenue is advertising from our magazines, which include *Martha Stewart Living*, *Martha Stewart Weddings*, *Everyday Food* and *Whole Living*. Magazine subscriptions, advertising revenue generated from our digital properties and newsstand sales, along with royalties from our book business, account for most of the balance of Publishing segment revenue. Broadcasting segment revenue is derived primarily from television advertising and license fees from our agreement with Hallmark Channel, as well as satellite radio advertising and license fees. Television programming is comprised of *The Martha Stewart Show*, a daily home and lifestyle show, *Martha Bakes* and other holiday and interview specials featuring Martha Stewart. In addition, we produce television programming featuring other talent, including programs featuring Chef Emeril Lagasse, *Mad Hungry with Lucinda Scala Quinn* and *Petkeeping with Marc Morrone*. The satellite radio programming that we produce airs as the *Martha Stewart Living Radio* channel on Sirius XM Radio. Merchandising segment revenues are generated from the licensing of our trademarks and designs for a variety of products sold at multiple price points through a wide range of distribution channels. Our retail partnerships include our *Martha Stewart Living* program at The Home Depot and our *Martha Stewart Collection* at Macy's. We have manufacturing partnerships with Wilton Properties Inc. for our *Martha Stewart Crafts* program and with Age Group for our *Martha Stewart Pets* line, as well as with a variety of manufacturing partnerships to produce products under the Emeril Lagasse brand. In 2012, we expect to earn revenues from Avery for our Martha Stewart Home Office line and from our J.C. Penney alliance for our initial design efforts.

We incur expenses primarily consisting of compensation and related charges across all segments. In addition, we incur expenses related to the physical costs associated with producing magazines (including related direct mail and other marketing expenses), the editorial costs associated with creating content across our media platforms, the technology costs associated with our digital properties and the costs associated with producing our television programming. We also incur general overhead costs, including facilities and related expenses. In 2011, we incurred restructuring charges associated with the installation of a new executive management team and the implementation of their strategic vision. The restructuring charges primarily consisted of employee severance and other employee-related termination costs, as well as certain consulting and recruiting costs.

Detailed segment operating results for 2011, 2010 and 2009 are summarized below.

	2011	2010	2009
Segment Revenues:			
Publishing Segment	$ 140,857	$ 145,573	$ 146,100
Broadcasting Segment	31,962	42,434	46,111
Merchandising Segment	48,614	42,806	52,566
TOTAL REVENUES	221,433	230,813	244,777
Segment Operating Costs and Expenses:			
Publishing Segment	(147,321)	(142,923)	(146,269)
Broadcasting Segment	(36,702)	(44,012)	(39,971)
Merchandising Segment	(18,642)	(17,805)	(26,915)
TOTAL OPERATING COSTS AND EXPENSES BEFORE CORPORATE EXPENSES	(202,665)	(204,740)	(213,155)
Operating Income / (Loss):			
Publishing Segment	(6,464)	2,650	(169)
Broadcasting Segment	(4,740)	(1,578)	6,140
Merchandising Segment	29,972	25,001	25,651
Total Segment Operating Income Before Corporate Expenses	18,768	26,073	31,622
Corporate Expenses *	(37,362)	(34,736)	(43,590)
TOTAL OPERATING LOSS	$ (18,594)	$ (8,663)	$ (11,968)

* Corporate expenses include unallocated costs of items such as compensation and related costs for certain departments such as executive, finance, legal, human resources, office services and information technology, as well as allocated portions of rent and related expenses for these departments that reflect current utilization of office space. Unallocated expenses are recorded as Corporate expenses because these items are directed and controlled by central management and not our segment management and therefore should not be included as part of our segment operating performance.

2011 Operating Results Compared to 2010 Operating Results

In 2011, total revenues decreased 4% from 2010 largely due to lower television and print advertising revenue. The 2010 revenues also included royalties related to our Kmart and 1-800-Flowers.com agreements, which ended in January 2010 and June 2010, respectively, and the $2.2 million termination payment that we received from 1-800-Flowers.com, as well as substantially all of the exclusive license fee of approximately $5.0 million from Hallmark Channel for a significant portion of our library of programming. The 2010 revenues further included a $1.0 million one-time payment received from a manufacturing partner. The reduced television and print advertising revenues and the absence of these 2010 items were partially offset by higher 2011 television revenue from license fees related to our new programming on Hallmark Channel, an increase in Merchandising segment revenues from increased sales by certain of our existing partners and higher digital advertising revenue.

In 2011, our operating costs and expenses before Corporate expenses decreased 1% from 2010 predominantly due to lower television production and distribution costs related to seasons 6 and 7 of *The Martha Stewart Show* in our Broadcasting segment, as well as lower advertising staff costs from the reorganization of our advertising sales department in the fourth quarter of 2010 in both the Publishing and Broadcasting segments. These decreases in costs were partially offset by higher paper, printing and distribution expenses, higher content creation costs and higher subscriber acquisition costs in our Publishing segment in 2011, as well as higher expenses associated with our expanded merchandising relationships. Segment operating costs and expenses before Corporate expenses included restructuring charges, which mainly consisted of employee severance and certain consulting costs.

Corporate expenses increased 8% in 2011 as compared to 2010 primarily due to restructuring charges. These Corporate restructuring charges, which consisted of employee severance and other employee-related termination costs, as well as certain consulting and recruiting costs, were partially offset by the reallocation of facilities-related expenses primarily to the Publishing segment, as described further in the segment discussion below.

2010 Operating Results Compared to 2009 Operating Results

In 2010, total revenues decreased approximately 6% from 2009 due predominantly to the conclusion of our Kmart agreement, which ended in January 2010, as well as the absence of TurboChef revenue in 2010. Revenues also declined in 2010 due to lower magazine subscription revenue, lower licensing fees related to our radio agreement with Sirius XM Radio, and lower print and television advertising revenues. Partially offsetting these decreases was an increase in revenues from Merchandising segment partners other than Kmart in 2010 from 2009, including a one-time $1.0 million payment received from a manufacturing partner, as well as higher 2010 television revenue from license fees from the delivery of new programming, an exclusive license fee of approximately $5.0 million from Hallmark Channel for a significant portion of our library of television programming and higher digital advertising revenue.

In 2010, our operating costs and expenses before Corporate expenses decreased approximately 4% from 2009. The 2009 operating costs and expenses were impacted by non-cash impairment charges in the Merchandising segment of $11.4 million related to our cost-based equity investment in United Craft MS Brands, LLC. Separately, 2009 results were favorably impacted by a $3.0 million cash make-whole payment in the Merchandising segment. Excluding these two items, our segment operating costs and expenses in 2010 were approximately flat with 2009, as increases in Broadcasting production costs related to the delivery of new programming were offset by declines in Publishing general and administrative, which benefited from lower headcount and facilities-related costs, as well as depreciation and amortization expenses, which decreased primarily due to full depreciation by the second quarter of 2010 of the costs associated with the 2007 launch of our redesigned website.

Corporate general and administrative expenses decreased in 2010 compared to 2009 due to lower rent expense as a result of the consolidation of certain offices and lower cash and non-cash bonuses and lower compensation-related expenses.

Liquidity

During 2011, our overall cash, cash equivalents and short-term investments increased $16.2 million from December 31, 2010 largely from the proceeds received from issuing 11.0 million shares of our Class A Common Stock and one share of Series A Preferred Stock to JCP in exchange for $38.5 million and the proceeds from selling our cost-based investment in WeddingWire for $11.0 million. These proceeds were partially offset by the payment of a special one-time dividend of $16.7 million, the complete repayment of our outstanding term loan balance of $9.0 million with Bank of America, N.A. ("Bank of America") and cash used for capital expenditures and operations during 2011. Cash, cash equivalents and short-term investments were $49.5 million and $33.3 million at December 30, 2011 and December 31, 2010, respectively.

RESULTS OF OPERATIONS

Comparison of 2011 to 2010.

PUBLISHING SEGMENT

(in thousands)	2011	2010	Better / (Worse)
Publishing Segment Revenues			
Print Advertising	$ 67,740	$ 73,797	$(6,057)
Digital Advertising	23,366	21,420	1,946
Circulation	46,109	46,442	(333)
Books	1,814	2,756	(942)
Other	1,828	1,158	670
Total Publishing Segment Revenues	$ 140,857	$ 145,573	$(4,716)
Publishing Segment Operating Costs and Expenses			
Production, distribution and editorial	(86,197)	(82,433)	(3,764)
Selling and promotion	(51,036)	(52,872)	1,836
General and administrative	(8,486)	(6,491)	(1,995)
Depreciation and amortization	(774)	(1,127)	353
Restructuring charges	(828)	—	(828)
Total Publishing Segment Operating Costs and Expenses	$(147,321)	$(142,923)	$(4,398)
Publishing Segment Operating (Loss) / Income	$ (6,464)	$ 2,650	$(9,114)

Publishing segment revenues decreased 3% in 2011 from the prior year. Print advertising revenue decreased $6.1 million in 2011 from 2010 due to the decrease in advertising pages in *Martha Stewart Living*, *Everyday Food* and *Whole Living*, partially offset by higher rates across these three publications. *Martha Stewart Weddings* advertising revenue increased due to an increase in advertising pages, partially offset by lower rates. Digital advertising revenue increased $1.9 million in 2011 from 2010 due to an increase in sold advertising volume, partially offset by lower rates. Circulation revenue was essentially flat in 2011 as compared to 2010 due to lower newsstand sales of *Martha Stewart Living*, *Everyday Food* and *Whole Living*, partially offset by the sales of the special issue of *Everyday Food* with no comparable special interest publication in the prior year, as well as higher newsstand sales of *Martha Stewart Weddings*. Also offsetting the decline in combined newsstand sales was the increase in volume of subscription copies of *Martha Stewart Living* at higher revenues per copy from 2010. Revenue related to our books business decreased $0.9 million primarily due to the delivery and acceptance in 2011 of lower-value manuscripts related to our multi-book agreements with Clarkson Potter/Publishers for Martha Stewart books. Other revenue increased $0.7 million primarily due to increased digital distribution and sales of our content on portable devices, including iPad versions of our titles and iPad/iPhone apps.

Magazine Publication Schedule Year ended December 31,	2011	2010
Martha Stewart Living	12 Issues	12 Issues
Martha Stewart Weddings (a)	4 Issues	4 Issues
Everyday Food	10 Issues	10 Issues
Whole Living	10 Issues	10 Issues
Special Interest Publications	4 Issues	3 Issues

(a) In both 2011 and 2010 we published one special issue of *Martha Stewart Weddings*.

Production, distribution and editorial expenses increased $3.8 million in 2011 from 2010 due to higher paper, printing and distribution prices and the costs associated with the additional special issue of *Everyday Food*. Production, distribution and editorial expenses also increased due to higher art and editorial compensation

and story costs to support the digital and print magazines, books, websites and other digital initiatives, partially offset by savings from a lower volume of magazine pages produced. Selling and promotion expenses decreased $1.8 million due to lower staff costs primarily from the fourth quarter 2010 reorganization of our advertising sales department, lower advertising sales commission costs and lower print advertising marketing expenses. These decreases were partially offset by higher subscriber acquisition costs, higher newsstand marketing costs and higher digital marketing and advertising operations costs supporting the increase in digital advertising revenues. General and administrative expenses increased $2.0 million largely due to a higher allocation of facilities-related expenses to our Publishing segment to reflect the 2011 utilization of office space, as well as higher compensation expense. The increase in our Publishing segment rent allocation was offset by a decrease in the Corporate rent allocation. Depreciation and amortization expenses decreased by $0.4 million during 2011 compared to 2010 reflecting the full depreciation during the second quarter of 2010 of the costs associated with our 2007 launch of our redesigned website. Restructuring charges included employee severance and certain consulting costs.

BROADCASTING SEGMENT

(in thousands)	2011	2010	Better / (Worse)
Broadcasting Segment Revenues			
Advertising	$ 15,201	$ 23,499	$ (8,298)
Radio	3,343	3,500	(157)
Licensing and other	13,418	15,435	(2,017)
Total Broadcasting Segment Revenues	$ 31,962	$ 42,434	$(10,472)
Broadcasting Segment Operating Costs and Expenses			
Production, distribution and editorial	(32,219)	(37,870)	5,651
Selling and promotion	(1,446)	(3,254)	1,808
General and administrative	(1,967)	(2,010)	43
Depreciation and amortization	(470)	(878)	408
Restructuring charges	(600)	—	(600)
Total Broadcasting Segment Operating Costs and Expenses	$(36,702)	$(44,012)	$ 7,310
Broadcasting Segment Operating Loss	$ (4,740)	$ (1,578)	$ (3,162)

Broadcasting segment revenues decreased 25% in 2011 from 2010. Advertising revenue decreased $8.3 million primarily due to the decline in ratings, as well as lower rates, for season 6 of *The Martha Stewart Show* on Hallmark Channel as compared to season 5 of *The Martha Stewart Show* in syndication. Advertising revenue also declined due to fewer sales of television integrations, lower integration rates and decreased radio advertising in 2011 from 2010. Television licensing and other revenue decreased $2.0 million primarily due to the inclusion in the first quarter of 2010 of substantially all of the exclusive license fee of approximately $5.0 million from Hallmark Channel for a significant portion of our library of programming, as well as lower talent fees for certain television programming featuring Emeril Lagasse and lower international sales of *The Martha Stewart Show*. The decrease in these television licensing revenues was partially offset by the delivery of new television programming in 2011 to Hallmark Channel as part of the companion programming to *The Martha Stewart Show*, which included *Emeril's Table*, *Mad Hungry with Lucinda Scala Quinn*, *Martha Bakes*, holiday and other specials and *Petkeeping with Marc Morrone*.

Production, distribution and editorial expenses decreased $5.7 million due to lower television production costs related to season 6 of *The Martha Stewart Show* on Hallmark Channel and the absence of distribution fees, which were payable under the season 5 syndication agreement for *The Martha Stewart Show*. The cost savings from *The Martha Stewart Show* season 6 were partially offset by higher television production costs associated with the delivery of new programming to Hallmark Channel and a non-cash impairment charge of approximately $1.3 million for a definite-lived intangible asset previously acquired by the Broadcasting segment related to a

television content library. Selling and promotion expenses decreased $1.8 million primarily due to lower staff costs from the fourth quarter 2010 reorganization of our advertising sales department. Restructuring charges included employee severance as well as certain other non-recurring costs.

MERCHANDISING SEGMENT

(in thousands)	2011	2010	Better / (Worse)
Merchandising Segment Revenues			
Royalty and other	$ 48,614	$ 42,806	$5,808
Total Merchandising Segment Revenues	$ 48,614	$ 42,806	$5,808
Merchandising Segment Operating Costs and Expenses			
Production, distribution and editorial	(8,668)	(7,891)	(777)
Selling and promotion	(4,726)	(4,162)	(564)
General and administrative	(5,203)	(5,709)	506
Depreciation and amortization	(32)	(43)	11
Restructuring charges	(13)	—	(13)
Total Merchandising Segment Operating Costs and Expenses	$(18,642)	$(17,805)	$ (837)
Merchandising Segment Operating Income	$ 29,972	$ 25,001	$4,971

Merchandising segment revenues increased 14% in 2011 from 2010. Royalty and other revenues increased $5.8 million primarily due to increased sales by certain of our existing partners, partially offset by the inclusion in the prior-year period of royalties and a one-time $2.2 million termination payment from 1-800-Flowers.com, an agreement that ended in June 2010. In addition, the prior year included royalties from the terminated Kmart license and other expired partnerships, as well as a one-time $1.0 million payment received from a manufacturing partner.

Production, distribution and editorial expenses increased $0.8 million primarily due to higher compensation expenses associated with an increase in headcount to support our new merchandising relationships. Selling and promotion expenses increased $0.6 million mostly as a result of services that we provided to our partners for reimbursable creative services projects. General and administrative expenses decreased $0.5 million largely due to the benefit in non-cash equity compensation expense from a large forfeiture of equity awards in connection with certain executive departures in the Merchandising segment.

CORPORATE

(in thousands)	2011	2010	Better / (Worse)
Corporate Operating Costs and Expenses			
General and administrative	$(30,985)	$(32,152)	$ 1,167
Depreciation and amortization	(2,702)	(2,584)	(118)
Restructuring charges	(3,675)	—	(3,675)
Total Corporate Operating Costs and Expenses	$(37,362)	$(34,736)	$(2,626)

Corporate operating costs and expenses increased 8% in 2011 from 2010. General and administrative expenses decreased $1.2 million due to the reallocation of facilities-related expenses to our Publishing segment to reflect 2011 utilization of office space, as well as the inclusion in 2010 of severance charges related to the reorganization of our advertising sales department, lower rent expense from the consolidation of certain offices and decreased general overhead spending. These decreases were partially offset by an increase in compensation expense as a result of overlaps in our executive management team during transition periods and higher professional fees. Restructuring charges included employee severance and other employee-related termination

costs, as well as certain consulting and recruiting costs. Also included in the $3.7 million restructuring charge is an approximate $0.4 million reversal of non-cash equity compensation expense related to certain employee departures.

OTHER ITEMS

LOSS ON SALE OF FIXED ASSET. Loss on the sale of a fixed asset was $0.6 million for 2010 with no comparable loss in 2011.

GAIN ON SALE OF SHORT-TERM INVESTMENTS. Gain on the sale of short-term investments from the disposition of certain marketable equity securities was $1.5 million in 2010 with no comparable gain in 2011.

GAIN / (LOSS) ON EQUITY SECURITIES. Gain on equity securities was $0.02 million for 2011 compared to a loss of $(0.02) million in 2010. Income/(loss) on equity securities in 2010 was the result of marking a warrant then held by us to fair value in accordance with accounting principles governing these financial instruments. That warrant was cancelled during the three months ended September 30, 2011 resulting in a loss that was partially offset by the gains previously recorded in 2011.

NET GAIN ON SALE OF COST-BASED INVESTMENT. Net gain on the sale of a cost-based investment was $7.6 million for 2011 with no comparable gain in 2010. The gain was related to selling our cost-based investment in WeddingWire in December 2011 for cash of $11.0 million.

OTHER-THAN-TEMPORARY LOSS ON COST-BASED INVESTMENTS. Other-than-temporary loss on cost-based investments was $2.7 million for 2011 with no comparable loss in 2010. The loss was related to the write down of the carrying value of the Company's cost-based investments in pingg and Ziplist after concluding that these investments were substantially impaired.

NET LOSS. Net loss was $(15.5) million for 2011, compared to a net loss of $(9.6) million for 2010, as a result of the factors described above.

RESULTS OF OPERATIONS

Comparison of 2010 to 2009.
PUBLISHING SEGMENT

(in thousands)	2010	2009	Better / (Worse)
Publishing Segment Revenues			
Print Advertising	$ 73,797	$ 74,815	$(1,018)
Digital Advertising	21,420	16,986	4,434
Circulation	46,442	50,506	(4,064)
Books	2,756	2,779	(23)
Other	1,158	1,014	144
Total Publishing Segment Revenues	$ 145,573	$ 146,100	$ (527)
Publishing Segment Operating Costs and Expenses			
Production, distribution and editorial	(82,433)	(82,304)	(129)
Selling and promotion	(52,872)	(53,355)	483
General and administrative	(6,491)	(8,419)	1,928
Depreciation and amortization	(1,127)	(2,191)	1,064
Total Publishing Segment Operating Costs and Expenses	$(142,923)	$(146,269)	$ 3,346
Publishing Segment Operating Income / (Loss)	$ 2,650	$ (169)	$ 2,819

Publishing segment revenues were essentially flat in 2010 from 2009. Print advertising revenue decreased $1.0 million in 2010 from 2009 due to the decrease in advertising rates across all publications, which was largely offset by an increase in pages at *Martha Stewart Living*, *Martha Stewart Weddings* and *Whole Living*. Digital advertising revenue increased $4.4 million or 26% in 2010 from 2009 due to an increase in sold advertising volume. Overall digital advertising rates were lower in 2010 compared to 2009. Circulation revenue decreased $4.1 million in 2010 from the prior year due to the discontinuation of the subscription-based *Dr. Andrew Weil's Self Healing* newsletter and lower effective subscription rates per copy and lower volume at *Martha Stewart Living* and *Everyday Food*. Circulation revenue was also impacted by the discontinuation of the newsstand-based Weil special interest publications and lower unit sales of *Martha Stewart Weddings*, special interest publications and *Everyday Food*. Partially offsetting the decline in circulation revenue were lower agent commissions for subscriptions of *Everyday Food* and *Whole Living*.

Magazine Publication Schedule Year ended December 31,	2010	2009
Martha Stewart Living	12 Issues	12 Issues
Martha Stewart Weddings (a)	4 Issues	4 Issues
Everyday Food	10 Issues	10 Issues
Whole Living	10 Issues	10 Issues
Special Interest Publications	3 Issues	6 Issues
Dr. Andrew Weil's Self Healing newsletter	None	12 Issues

(a) In 2010 and 2009 we published one special *Martha Stewart Weddings* issue.

Production, distribution and editorial expenses increased $0.1 million in 2010 from 2009 due to higher art and editorial compensation and story costs to support the print and digital magazines, books and the websites, as well as higher production and distribution expenses related to the increase in magazine pages. These expenses were partially offset by lower paper costs, lower cash and non-cash bonuses and the discontinuation of *Dr. Andrew Weil's Self Healing* newsletter and the Weil special interest publications. Selling and promotion expenses decreased $0.5 million due to lower advertising and consumer marketing staff costs including lower cash and non-cash bonuses, as well as lower subscriber acquisition costs, lower newsstand placement expenses

and the discontinuation of the Weil newsletter and special interest publications. The decrease in selling and promotion expenses was partially offset by higher direct mail investment for *Martha Stewart Living* and additional website infrastructure investment related to the replatforming of the website. General and administrative expenses decreased $1.9 million primarily due to lower headcount and lower facilities-related costs. Depreciation and amortization expenses decreased $1.1 million primarily due to the full depreciation by the second quarter of 2010 of the costs associated with the 2007 launch of our redesigned website.

BROADCASTING SEGMENT

(in thousands)	2010	2009	Better / (Worse)
Broadcasting Segment Revenues			
Advertising	$ 23,499	$ 24,454	$ (955)
Radio	3,500	7,000	(3,500)
Licensing and other	15,435	14,657	778
Total Broadcasting Segment Revenues	$ 42,434	$ 46,111	$(3,677)
Broadcasting Segment Operating Costs and Expenses			
Production, distribution and editorial	(37,870)	(33,262)	(4,608)
Selling and promotion	(3,254)	(3,028)	(226)
General and administrative	(2,010)	(2,292)	282
Depreciation and amortization	(878)	(1,389)	511
Total Broadcasting Segment Operating Costs and Expenses	$(44,012)	$(39,971)	$(4,041)
Broadcasting Segment Operating (Loss) / Income	$ (1,578)	$ 6,140	$(7,718)

Broadcasting segment revenues decreased 8% in 2010 from 2009. Advertising revenue decreased $1.0 million primarily due to the decline in household ratings for season 5 of *The Martha Stewart Show* in syndication compared with season 4. The decrease was partially offset by an increase in the quantity of integrations at higher rates and the inclusion of advertising revenue from our radio agreement with Sirius XM Radio, which provides for lower licensing fees than our previous agreement, but also provides an opportunity to replace a portion of the licensing fees through advertising sales. However, as a result of the lower licensing fees in the new radio agreement, radio licensing revenue decreased $3.5 million. Licensing and other revenue increased $0.8 million in 2010 due to the recognition of substantially all of the exclusive license fee of approximately $5.0 million from Hallmark Channel for a significant portion of our library of programming. In addition, licensing revenue increased from the delivery of new television programming to the Hallmark Channel as part of the companion programming to *The Martha Stewart Show*, which includes *Mad Hungry with Lucinda Scala Quinn*, *Whatever Martha!*, holiday and other specials and *Petkeeping with Marc Morrone*. These increases were largely offset by the absence of revenue from our TurboChef relationship and historical cable retransmission revenue, both of which contributed revenues in 2009, as well as lower licensing revenues related to Emeril Lagasse's television programming and lower international licensing revenues.

Production, distribution and editorial expenses increased $4.6 million due primarily to television production costs related to the new programming on Hallmark Channel. These expenses were partially offset by lower distribution fees and production cost savings related to season 5 of *The Martha Stewart Show* as compared to the prior year's season 4. Selling and promotion expenses increased $0.2 million due to higher compensation-related costs. Depreciation and amortization expenses decreased $0.5 million primarily due to the timing of amortization in connection with the revenue recognition related to our library of Emeril Lagasse television content.

MERCHANDISING SEGMENT

(in thousands)	2010	2009	Better / (Worse)
Merchandising Segment Revenues			
Royalty and other	$ 41,621	$ 28,066	$ 13,555
Kmart earned royalty	114	7,793	(7,679)
Kmart minimum guarantee true-up	1,071	6,707	(5,636)
Recognition of previously deferred royalties from Kmart	—	10,000	(10,000)
Total Merchandising Segment Revenues	$ 42,806	$ 52,566	$ (9,760)
Merchandising Segment Operating Costs and Expenses			
Production, distribution and editorial	(7,891)	(9,549)	1,658
Selling and promotion	(4,162)	(2,950)	(1,212)
General and administrative	(5,709)	(2,922)	(2,787)
Depreciation and amortization	(43)	(62)	19
Impairment charge—other asset	—	(11,432)	11,432
Total Merchandising Segment Operating Costs and Expenses	$(17,805)	$(26,915)	$ 9,110
Merchandising Segment Operating Income	$ 25,001	$ 25,651	$ (650)

Merchandising segment revenues decreased 19% in 2010 from 2009. The 2009 revenues included $24.5 million of revenues related to our agreement with Kmart as compared to only $1.2 million in 2010. Excluding revenues from Kmart, other Merchandising segment revenues increased $13.6 million or 48% primarily due to the contributions of our new merchandising relationships, higher royalty rates and sales volume from certain of our existing partners, a one-time $1.0 million payment received from a manufacturing partner and the additional one-time revenue from the early termination of our agreement with 1-800-Flowers.com. These increases in royalty and other revenue were partially offset by the absence of revenue from our TurboChef relationship, which contributed revenues in 2009.

Our agreement with Kmart ended in January 2010. The pro-rata portion of revenues related to the contractual minimum amounts from Kmart covering the specified periods is listed separately above as Kmart minimum guarantee true-up. In 2009, we also recognized royalties that were previously received and deferred and were subject to recoupment. No royalties were recouped throughout the Kmart relationship and therefore, we recognized $10.0 million as non-cash revenue in the fourth quarter of 2009.

Production, distribution and editorial expenses decreased $1.7 million in 2010 due to lower allocated facilities costs, as compared to 2009, as well as lower cash and non-cash bonuses. The allocation policy for facilities expenses changed in 2010 for the Merchandising segment only. All allocated rent and facilities charges are now reflected in the Merchandising segment in the general and administrative expense category. This allocation change does not impact any of our other business segments. Selling and promotion expenses increased $1.2 million mostly as a result of services that we provide to our partners for reimbursable, zero-margin creative services projects. General and administrative costs increased $2.8 million largely due to the benefit of a $3.0 million cash make-whole payment that we recognized in 2009 from our crafts manufacturing partner in connection with our investment as the result of its capital restructuring. In addition, general and administrative costs increased in 2010 due to higher allocated facilities costs due to the change in policy described above, partially offset by lower cash and non-cash bonus accruals. In 2009, we recorded non-cash impairment charges of $11.4 million related to our cost-based equity investment in United Craft MS Brands, LLC.

CORPORATE

(in thousands)	2010	2009	Better / (Worse)
Corporate Operating Costs and Expenses			
General and administrative	$(32,152)	$(39,358)	$7,206
Depreciation and amortization	(2,584)	(4,232)	1,648
Total Corporate Operating Costs and Expenses	$(34,736)	$(43,590)	$8,854

Corporate operating costs and expenses decreased 20% in 2010 from 2009. General and administrative expenses decreased $7.2 million due to lower rent expense as a result of the consolidation of certain offices and lower cash and non-cash bonuses and lower compensation-related expenses. Depreciation and amortization expenses decreased $1.6 million due to lower depreciation expense also related to the relocation of our office space.

OTHER ITEMS

LOSS ON SALE OF FIXED ASSET. Loss on the sale of a fixed asset was $0.6 million for 2010 with no comparable loss in the prior year.

GAIN ON SALE OF SHORT-TERM INVESTMENTS. Gain on the sale of short-term investments from the disposition of certain marketable equity securities was $1.5 million for 2010 and $0.3 million in 2009.

LOSS ON EQUITY SECURITIES. Loss on equity securities was $0.02 million for 2010 compared to $0.9 million in 2009. The losses were the result of marking certain assets to fair value in accordance with accounting principles governing derivative instruments.

OTHER (LOSS)/INCOME. Other loss was $0.2 million for 2009 with no comparable loss in 2010. The other loss in 2009 was related to certain investments in equity securities that were previously accounted for under the equity method but, since the second quarter of 2009, have been accounted for under the cost method.

NET LOSS. Net loss was $(9.6) million for 2010, compared to a net loss of $(14.6) million for 2009, as a result of the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

Overview

During 2011, our overall cash, cash equivalents and short-term investments increased $16.2 million from December 31, 2010 largely from the proceeds received from issuing 11.0 million shares of our Class A Common Stock and one share of Series A Preferred Stock to JCP in exchange for $38.5 million and the proceeds from selling our cost-based investment in the WeddingWire for $11.0 million. These proceeds were partially offset by the payment of a special one-time dividend of $16.7 million, the complete repayment of our outstanding $9.0 million term loan balance with Bank of America and cash used for capital expenditures and operations during 2011. Cash, cash equivalents and short-term investments were $49.5 million and $33.3 million at December 31, 2011 and December 31, 2010, respectively.

During February 2012, we increased our line of credit with Bank of America to $25.0 million, incorporating a previous $5.0 million line, which proceeds are available for investment opportunities, working capital, and the issuance of letters of credit. We believe that our available cash balances and short-term investments, along with our new line of credit, will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next 12 months.

Operating Activities

Our cash inflows from operating activities are generated by our business segments from revenues, as described above, which include cash from advertising and magazine customers and licensing partners. Operating cash outflows generally include employee and related costs, the physical costs associated with producing magazines, the editorial costs associated with creating content across our media platforms, the technology costs associated with our digital properties, the production costs incurred for our television programming and the cash costs of facilities.

Cash (used in) and provided by operating activities was $(2.2) million, $1.9 million and $(9.3) million in 2011, 2010 and 2009, respectively. In 2011, the $(2.2) million of cash used in operations was the result of our operating loss, as discussed earlier, as well as payments of certain non-recurring Broadcasting segment liabilities established in prior years and a delay in the timing of cash receipts from magazine subscription orders. These decreases in cash from operations were partially offset by the collection of advertising and television license fee receivables and the receipt of an upfront advance payment related to our new multi-book agreement with Clarkson Potter/Publishers for Martha Stewart books.

In 2010, cash provided by operations was $1.9 million despite our 2010 operating loss. Cash provided by operations in 2010 benefited from the satisfaction of the 2009 year-end receivable due from Kmart and other advertising receivables, partially offset by the addition of a receivable related to the recognition of substantially all of the exclusive license fee from Hallmark Channel for a significant portion of our library of programming. Additionally, in the fourth quarter of 2010, there were significant expenses incurred for several television productions, which were paid in 2011.

In 2009, cash used in operations was $(9.3) million reflecting our operating loss. In addition, cash was used in operations as the result of lower cash received from Kmart related to lower contractual minimum guaranteed payments and lower 2009 earned royalties. Cash used in operating activities also declined due to lower cash received for new subscriptions during 2009 as the result of higher agency commissions and lower effective subscription rates per copy.

Investing Activities

Our cash inflows from investing activities generally include proceeds from the sale of short-term investments. In 2011, cash inflows from investing activities also included the proceeds from selling a cost-based investment classified as an other noncurrent asset. Investing cash outflows generally include payments for short- and long-term investments and additions to property, plant, and equipment.

Cash provided by and (used in) investing activities was $6.9 million, $0.2 million and $(9.6) million in 2011, 2010 and 2009, respectively. In 2011, the $6.9 million of cash provided by investing activities was primarily due to the proceeds from selling our cost-based investment in the WeddingWire for $11.0 million. Those proceeds were partially offset by cash used for capital improvements to our information technology infrastructure and certain costs associated with our websites, as well as the net purchases of short-term investments.

In 2010, cash flow provided by investing activities was $0.2 million predominantly the result of cash received from the sale of a fixed asset and net sales of short-term investments largely offset by cash used for capital improvements, including expenditures to upgrade office technology and to relocate and consolidate certain offices.

In 2009, cash flow used in investing activities was $(9.6) million reflecting $8.6 million paid for capital improvements primarily in conjunction with our relocation and consolidation of certain offices. Additionally, cash was used to invest in a non-controlling interest in Ziplist and for net purchases of short-term investments.

Financing Activities

Our cash inflows from financing activities generally include proceeds from the exercise of stock options for our Class A Common Stock issued under our equity incentive plans. Cash outflows from financing activities generally include principal repayments on outstanding debt.

Cash flows provided by and (used in) financing activities were $10.6 million, $(4.2) million and $(5.9) million in 2011, 2010 and 2009, respectively. In 2011, cash provided by financing activities was primarily the result of proceeds received from issuing 11.0 million shares of our Class A Common Stock and one share of Series A Preferred Stock to JCP in exchange for $38.5 million. These proceeds were partially offset by the payment of a special one-time dividend of $16.7 million and the complete repayment of our outstanding $9.0 million term loan balance with Bank of America.

In 2010, we made $4.5 million in principal pre-payments on our term loan with Bank of America related to the acquisition of certain assets of Emeril Lagasse.

In 2009, we made $6.0 million in principal pre-payments on our term loan with Bank of America related to the acquisition of certain assets of Emeril Lagasse.

Debt

As of December 31, 2011, we had a line of credit with Bank of America in the amount of $5.0 million, which was generally used to secure letters of credit. We had no outstanding borrowings under this facility as of December 31, 2011 and had letters of credit outstanding of $2.6 million which act as security for certain leases. We were compliant with the debt covenants as of December 31, 2011. See Note 17, *Subsequent Events,* in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for discussion of a new line of credit entered into in 2012.

During February 2012, we increased our line of credit with Bank of America to $25.0 million, incorporating the previous $5.0 million line, which proceeds are available for investment opportunities, working capital and the issuance of letters of credit. The interest rate on outstanding amounts is equal to a floating rate of 1-month London Interbank Offered Rate ("LIBOR") Daily Floating Rate plus 1.85%. The unused commitment fee is equal to 0.25%. The line of credit terms require us to be in compliance with certain financial and other covenants. A summary of the most significant financial covenants is as follows:

Financial Covenants	
Tangible Net Worth	At least $40.0 million
Current Ratio	At least 1.75 to 1.0
Unencumbered liquid assets	Equal to or greater than outstanding principal balance plus accrued interest

The loan agreement also contains a variety of other customary affirmative and negative covenants. The loan agreement expires February 14, 2013 and any then outstanding amounts borrowed under the agreement are then due and payable.

In 2008, we entered into a loan agreement with Bank of America in the amount of $30.0 million related to the acquisition of certain assets of Emeril Lagasse. The interest rate paid in 2011 on all outstanding amounts was equal to a floating rate of 1-month LIBOR plus 2.85%. The loan balance was fully paid as of December 31, 2011.

Cash Requirements

Our commitments consist primarily of leases for office facilities under operating lease agreements. Future minimum payments under our operating leases are summarized in the table below. See Note 12, *Commitments and Contingencies*, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for further discussion.

	Payments due by period (in thousands)					
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**	**Other**
Operating Lease Obligations (1)	$51,688	$11,411	$16,239	$15,200	$8,838	$—
Unrecognized Tax Benefits (2)	72	—	—	—	—	72
Total	$51,760	$11,411	$16,239	$15,200	$8,838	$ 72

(1) Operating lease obligations are shown net of sublease income in this table. This table is inclusive of the future minimum payments expected to be paid in 2012 towards rent of our television production studio and television administrative office operating lease which runs through June 2012. See Note 13, *Commitments and Contingencies*, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for further discussion of operating leases.

(2) These amounts represent expected payments with interest for uncertain tax positions as of December 31, 2011. We are not able to reasonably estimate the timing of future cash flows related to $0.07 million of this liability, and therefore have presented this amount as "Other" in the table above. See Note 10, *Income Taxes*, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for further discussion of income taxes.

In addition to our contractual obligations, we expect to use approximately $4.0 million in cash in 2012 for capital expenditures primarily for leasehold improvements to our office space and continued upgrades to our corporate information technology.

OFF-BALANCE SHEET ARRANGEMENTS

Our bylaws may require us to indemnify our directors and officers against liabilities that may arise by reason of their status as such and to advance their expenses incurred as a result of any legal proceedings against them as to which they could be indemnified. We also have contractual indemnification obligations with our directors.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, deferred production costs, long-lived assets and accrued losses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that, of our significant accounting policies disclosed in this Annual Report on Form 10-K, the following may involve the highest degree of judgment and complexity.

Revenue Recognition

We recognize revenues when realized or realizable and earned. Revenues and associated accounts receivable are recorded net of provisions for estimated future returns, doubtful accounts and other allowances.

We participate in certain arrangements containing multiple deliverables. These arrangements generally consist of custom-created advertising programs delivered on multiple media platforms, as well as licensing programs which may also be supported by various promotional plans. Examples of significant program deliverables include print advertising pages in our publications, product integrations on our television and radio programs, and advertising impressions delivered on our website. Arrangements that were executed prior to January 1, 2010 are accounted for in accordance with the provisions of Accounting Standards Codification ("ASC") Topic 605, *Revenue Recognition* ("ASC 605"). Because we elected to early adopt, on a prospective basis, Financial Accounting Standards Board ("FASB") ASU No. 09-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)* ("ASU 09-13"), arrangements executed on or after January 1, 2010 are subject to the new guidance. ASU 09-13 updated the then existing multiple-element arrangement guidance in ASC 605.

The determination of units of accounting includes several criteria under both ASC 605 and ASU 09-13. Consistent with ASC 605, ASU 09-13 requires that we examine separate contracts with the same entity or related parties that are entered into or near the same time to determine if the arrangements should be considered a single arrangement in the determination of units of accounting. While both ASC 605 and ASU 09-13 require that units delivered have standalone value to the customer, ASU 09-13 modified the separation criteria in determining units of accounting by eliminating the requirement to obtain objective and reliable evidence of the fair value of undelivered items. As a result of the elimination of this requirement, our significant program deliverables generally meet the separation criteria under ASU 09-13, whereas under ASC 605 they did not qualify as separate units of accounting.

For those arrangements accounted for under ASC 605, if we are unable to put forth objective and reliable evidence of the fair value of each deliverable, then we account for the deliverables as a combined unit of accounting rather than separate units of accounting. In this case, the arrangement fee is recognized as revenue as the earnings process is completed, generally over the fulfillment term of the last deliverable.

For those arrangements accounted for under ASU 09-13, we are required to allocate revenue based on the relative selling price of each deliverable which qualifies as a unit of accounting, even if such deliverables are not sold separately by us or other vendors. Determination of selling price is a judgmental process which requires numerous assumptions. The consideration is allocated at the inception of the arrangement to all deliverables based upon their relative selling prices. Selling prices for deliverables that qualify as separate units of accounting are determined using a hierarchy of: (1) vendor-specific objective evidence ("VSOE"), (2) third-party evidence, and (3) best estimate of selling price. We are able to establish VSOE of selling price for certain of our radio deliverables; however, in most instances we have allocated consideration based upon our best estimate of selling price. We established VSOE of selling price for certain radio deliverables by demonstrating that a substantial majority of the recent standalone sales of those deliverables are priced within a relatively narrow range. However, our other deliverables generally are priced with a wide range of discounts/premiums as the result of a variety of factors including the size of the advertiser and the volume and placement of advertising sold to the advertiser. Our best estimate of selling price is intended to represent the price at which it would sell the deliverable if we were to sell the item regularly on a standalone basis. Our estimates consider market conditions, such as competitor pricing pressures, as well as entity-specific factors that are consistent with normal pricing practices, such as the recent history of the selling prices of similar products when sold on a standalone basis, the impact of the cost of customization, the size of the transaction, and other factors contemplated in negotiating the arrangement with the customer. The arrangement fee is recognized as revenue as the earnings process is completed, generally at the time each unit of accounting is fulfilled (*i.e.*, when magazines are on sale, at the time television integrations are aired or when the digital impressions are served).

Print advertising revenues are generally recorded upon the on-sale dates of the magazines and are stated net of agency commissions and cash and sales discounts. Subscription revenues are recognized on a straight-line basis over the life of the subscription as issues are delivered. Newsstand revenues are recognized based on estimates with respect to future returns and net of brokerage and newsstand-related fees. We base our estimates on our historical experience and current market conditions. Revenues earned from book publishing are recorded as manuscripts are delivered to and/or accepted by our publisher. Additional revenue is recorded as sales on a unit basis exceed the advanced royalty for the individual title or in certain cases, advances on cross-collateralized titles. Digital advertising revenues are generally based on the sale of impression-based advertisements, which are recorded in the period in which the advertisements are served.

Television advertising revenues for season 5 of *The Martha Stewart Show* in syndication were recognized when the related commercials were aired and were recorded net of agency commission and estimated reserves for television audience underdelivery. Television spot advertising for season 6 of *The Martha Stewart Show* was sold by Hallmark Channel, with net receipts payable to us quarterly. Hallmark Channel is currently selling television spot advertising for season 7 of *The Martha Stewart Show*. Since advertisers contract with Hallmark Channel directly, balance sheet reserves for television audience underdelivery are not required; however, revenues continue to be recognized when commercials are aired and are recorded net of agency commission and the impact of television audience underdelivery as determined by Hallmark. Television integration revenues are recognized when the segment featuring the related product/brand immersion is initially aired. Television revenues related to talent services provided by Emeril Lagasse are generally recognized when services are performed, regardless of when the episodes air. Licensing revenues are recorded as earned in accordance with the specific terms of each agreement and are generally recognized upon delivery of the episodes to the licensee, provided that the license period has begun. Throughout 2010, we executed several agreements with Hallmark Channel, certain of which are combined as one arrangement. The agreements with Hallmark Channel are accounted for under the guidance set forth in ASC 926, *Entertainment—Films*. Radio advertising revenues are generally recorded when the related commercials are aired and are recorded net of agency commissions. Licensing revenues from our radio programming are recorded on a straight-line basis over the term of the agreement.

Licensing-based revenues, most of which are in our Merchandising segment, are accrued on a monthly basis based on the specific mechanisms of each contract. Payments are typically made by our partners on a quarterly basis. Generally, revenues are accrued based on actual net sales, while any minimum guarantees are earned evenly over the fiscal year. We had an agreement with Kmart dated June 21, 2001, as amended April 22, 2004, which ended in January 2010. Revenues related to our agreement with Kmart had been recorded on a monthly basis based on actual retail sales, until the last period of the year, when we recognized a substantial majority of the true-up between the minimum royalty amount and royalties paid on actual sales. Not recognizing revenue until the fourth quarter was originally driven in large part by concern about whether the collectability of the minimums was reasonably assured in the wake of the Kmart Chapter 11 filing. Concern about the collectability persisted in subsequent years due to difficulties in the relationship with Kmart and numerous store closings that caused royalties to fall short of the minimums. Accordingly, the true-up payment was recorded in the fourth quarter at the time the true-up amounts were known and subsequently collected.

We maintain reserves for all segment receivables, as appropriate. These reserves are adjusted regularly based upon actual results. Allowances for uncollectible receivables are estimated based upon a combination of write-off history, aging analysis, and any specific, known troubled accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required.

Television Production Costs

Television production costs are capitalized and amortized based upon estimates of future revenues to be received and future costs to be incurred for the applicable television product. We base our estimates primarily on

existing contracts for programs, historical advertising rates and ratings, as well as market conditions. Estimated future revenues and costs are adjusted regularly based upon actual results and changes in market and other conditions. To the extent that estimated future results are losses, capitalized television production costs are written down to zero.

Goodwill and Indefinite-Lived Intangible Assets

We review goodwill for impairment by applying a fair-value based test annually, or more frequently if events or changes in circumstances warrant, in accordance with ASC 350, "*Intangibles—Goodwill and Other*" ("ASC 350"). Potential goodwill impairment is measured based upon a two-step process. In the first step, we compare the fair value of a reporting unit with our carrying amount including goodwill using a discounted cash flow ("DCF") valuation method. The DCF analyses are based on the current operating budgets and estimated long-term growth projections for each reporting unit. Future cash flows are discounted based on a market comparable weighted average cost of capital rate for each reporting unit, adjusted for market and other risks where appropriate. In addition, we analyze any difference between the sum of the fair values of the reporting units and our total market capitalization for reasonableness, taking into account certain factors, including control premiums.

If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired, thus rendering unnecessary the second step in impairment testing. If the fair value of the reporting unit is less than the carrying value, a second step is performed in which the implied fair value of the reporting unit's goodwill is compared to the carrying value of the goodwill. The implied fair value of the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit. If the implied fair value of the goodwill is less than the carrying value, the difference is recognized as an impairment charge.

Based on our quantitative assessment performed during the fourth quarter of 2011, the fair value of the goodwill within the Publishing and Merchandising reporting units exceeded its carrying value by more than 15%. For 2011, 2010 and 2009, no impairment charges related to goodwill were deemed necessary.

We estimate fair values based on the future expected cash flows, revenues, earnings and other factors, which consider reporting unit level historical results, current trends, and operating and cash flow projections. Significant judgments inherent in this analysis include estimating the amount of and timing of future cash flows and the selection of appropriate discount rates and long-term growth rate assumptions. Our estimates are subject to uncertainty, and may be affected by a number of factors outside our control, including general economic conditions, the competitive market and regulatory changes. If actual results differ from our estimate of future cash flows, revenues, earnings and other factors, we may record additional impairment charges in the future.

Changes to our estimates and assumptions associated with the reporting units could materially affect the determination of fair value and could result in an impairment charge, which could be material to our financial position and results of operations. Increasing the discount rate we used by 1% would not have resulted in the Publishing or Merchandising reporting unit's carrying value exceeding the fair value.

Long-Lived and Definite-Lived Intangible Assets

We review the carrying values of our long-lived assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable. Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived assets due to changes in estimates of future cash flows could negatively affect the fair value of our assets and result in an impairment charge, which could have a material adverse effect on our financial statements. In the fourth quarter of 2011, we recorded a non-cash impairment charge of approximately $1.3 million for a definite-lived intangible asset previously acquired by the Broadcasting segment related to a television content library. Because the future undiscounted cash flows for this asset were determined to be significantly lower than the carrying value, we wrote the asset down to zero.

Deferred Income Tax Asset Valuation Allowance

We record a valuation allowance to reduce our deferred income tax assets to the amount that is more likely than not to be realized. In evaluating our ability to recover our deferred income tax assets, we consider all available positive and negative evidence, including our operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis. Our cumulative pre-tax loss in recent years represents sufficient negative evidence for us to determine that the establishment of a full valuation allowance against the deferred tax asset is appropriate. This valuation allowance offsets net deferred tax assets associated with future tax deductions, as well as carryforward items. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes. See Note 10, *Income Taxes*, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for further discussion of income taxes.

Non-Cash Equity Compensation

We currently have a stock incentive plan that permits us to grant various types of stock-based incentives to key employees, directors and consultants. The primary types of incentives that have been granted under the plan are restricted shares of common stock, restricted stock unit awards and stock options. Restricted shares granted to employees are valued at the market value of traded shares on the date of grant. Performance-based awards are accrued as compensation expense based on the probable outcome of the performance condition, consistent with requirements of ASC Topic 718, *Compensation—Stock Compensation*. Service-based option awards are valued using a Black-Scholes option pricing model. We apply variable accounting to non-employee price-based restricted stock unit awards in accordance with the provisions of ASC Topic 718. The Black-Scholes option pricing model requires numerous assumptions, including expected volatility of our Class A Common Stock price and expected life of the option. Price-based options and price-based restricted stock unit awards are valued using the Monte Carlo Simulation method which takes into account assumptions such as expected volatility of our Class A Common Stock, the risk-free interest rate based on the contractual term of the award, expected dividend yield, vesting schedule, and the probability that the market conditions of the award will be achieved. If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods or if we adopt a different valuation model, the future period calculations of stock-based compensation expense may differ significantly from what we have recorded in the current period and could materially affect our financial statements.

Item 7A. ***Quantitative and Qualitative Disclosure about Market Risk.***

We are exposed to market rate risk for changes in interest rates as those rates relate to our investment portfolio. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. We attempt to protect and preserve our invested funds by limiting default, market and reinvestment risk. To achieve this objective, we invest our excess cash in debt instruments of the United States Government and its agencies and in high-quality corporate issuers (including bank instruments and money market funds) and, by internal policy, limit both the term and amount of credit exposure to any one issuer. As of December 31, 2011, net unrealized gains and losses on these investments were not material. However, in 2011, we recorded approximately $0.3 million in interest income. Our future investment income may fluctuate due to changes in interest rates and levels of cash balances, or we may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates before their maturity.

Item 8. *Financial Statements and Supplementary Data.*

The information required by this Item is set forth on pages F-1 through F-32 of this Annual Report on Form 10-K and is incorporated by reference herein.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in the Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) required by Exchange Act Rules 13a-15(b) or 15d-15(b), as of the end of the period covered by this report. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of that date to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our principal executive officer and principal financial officer concluded that our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with United States generally accepted accounting principles.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on our internal control over financial reporting. Their attestation report is included herein.

Evaluation of Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have determined that, during the fourth quarter of 2011, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Martha Stewart Living Omnimedia, Inc.

We have audited Martha Stewart Living Omnimedia, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Martha Stewart Living Omnimedia, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martha Stewart Living Omnimedia, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated March 6, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
New York, New York
March 6, 2012

Item 9B. ***Other Information.***

During February 2012, we increased our line of credit with Bank of America to $25.0 million, incorporating the previous $5.0 million line, which proceeds are available for investment opportunities, working capital and the issuance of letters of credit. The interest rate on outstanding amounts is equal to a floating rate of 1-month LIBOR Daily Floating Rate plus 1.85%. The unused commitment fee is equal to 0.25%. The line of credit terms require us to be in compliance with certain financial and other covenants. A summary of the most significant financial covenants is as follows:

Financial Covenants	
Tangible Net Worth	At least $40.0 million
Current Ratio	At least 1.75 to 1.0
Unencumbered liquid assets	Equal to or greater than outstanding principal balance plus accrued interest

The loan agreement also contains a variety of other customary affirmative and negative covenants. The loan agreement expires February 14, 2013 and any then outstanding amounts borrowed under the agreement are then due and payable.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

The information required by this Item is set forth in our Proxy Statement for our 2012 annual meeting of stockholders (our "Proxy Statement") under the captions "**PROPOSAL 1—ELECTION OF DIRECTORS—** Information Concerning Nominees," "**INFORMATION CONCERNING EXECUTIVE OFFICERS,**" "**MEETINGS AND COMMITTEES OF THE BOARD—**Code of Ethics" and "—Audit Committee," and "**SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE**" and is hereby incorporated herein by reference.

Item 11. ***Executive Compensation.***

The information required by this Item is set forth in our Proxy Statement under the captions "**MEETINGS AND COMMITTEES OF THE BOARD—**Compensation Committee Interlocks and Insider Participation," "**COMPENSATION OF OUTSIDE DIRECTORS,**" "**DIRECTOR COMPENSATION TABLE,**" "**COMPENSATION COMMITTEE REPORT,**" "**COMPENSATION DISCUSSION AND ANALYSIS,**" "**SUMMARY COMPENSATION TABLE,**" "**GRANTS OF PLAN-BASED AWARDS IN 2011,**" "**EXECUTIVE COMPENSATION AGREEMENTS,**" "**OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2011,**" "**OPTION EXERCISES AND STOCK VESTED DURING 2011,**" and "**POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL**" and is hereby incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by this Item regarding beneficial ownership of our equity securities is set forth in our Proxy Statement under the caption "**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT**" and is hereby incorporated herein by reference.

Equity Compensation Plan Information

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2011.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a) (c)
Equity Compensation plans approved by security holders:	8,658,475(1)	$ 7.50	1,531,131(2)
Equity Compensation plans not approved by security holders:	416,667(3)	$12.59	N/A
Total	9,075,142	N/A	N/A

(1) Includes 554,849 shares subject to awards the vesting of which are tied service periods, 208,500 shares subject to awards the vesting of which are tied to satisfaction of performance goals and 540,000 shares subject to awards the vesting of which are tied to the satisfaction of pricing levels in respect of our Class A Common Stock. The weighted average exercise price reported in column (b) does not take these awards into account.

(2) Represents shares available for grant under the Martha Stewart Living Omnimedia Omnibus Stock and Option Compensation Plan.
(3) Represents the remainder of a warrant issued in connection with a consulting agreement in August 2006; the shares became fully vested in July 2007. See Note 9, *Employee and Non-Employee Benefit and Compensation Plans*, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for further discussion.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information required by this Item is set forth in our Proxy Statement under the caption "**CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS**" and "**MEETING AND COMMITTEES OF THE BOARD**—Corporate Governance" and is hereby incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services.***

The information required by this Item is set forth in our Proxy Statement under the caption "**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**" and is hereby incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) (1) and (2) Financial Statements and Schedules: See page F-1 of this Annual Report on Form 10-K.

(3) Exhibits:

Exhibit Number		Exhibit Title
3.1	—	Martha Stewart Living Omnimedia, Inc. Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form S-1, as amended, file number 333-84001 (the "Registration Statement")).
3.1.1		Certificate of Designations of the Series A Preferred Stock of Martha Stewart Living Omnimedia, Inc. (incorporated by reference to our Current Report on Form 8-K/A (file number 001-15395) filed on December 13, 2011).
3.2	—	Second Amended and Restated By-Laws of Martha Stewart Living Omnimedia, Inc. (incorporated by reference to our Current Report on Form 8-K (file number 001-15395) filed on December 12, 2011).
4.1	—	Warrant to purchase shares of Class A Common Stock, dated August 11, 2006 (incorporated by reference to Exhibit 4.2 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2006 (the "September 2006 10-Q")).
4.2	—	Investor Rights Agreement dated as of December 6, 2011 by and between Martha Stewart Living Omnimedia, Inc. and J.C. Penney Corporation, Inc. (incorporated by reference to Exhibit 2 to the Schedule 13D (file number 001-15395) filed by J.C. Penney Company, Inc. on December 16, 2011).
10.1†	—	1999 Stock Incentive Plan (incorporated by reference to the Registration Statement), as amended by Exhibits 10.1.1, 10.1.2 and 10.1.3.
10.1.1†	—	Amendment No. 1 to the 1999 Stock Incentive Plan, dated as of March 9, 2000 (incorporated by reference to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 1999 (the "1999 10-K")).
10.1.2†	—	Amendment No. 2 to the Amended and Restated 1999 Stock Incentive Plan, dated as of May 11, 2000 (incorporated by reference to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2000).
10.1.3†	—	Amendment No. 3 to the Amended and Restated 1999 Stock Incentive Plan (incorporated by reference to our Current Report on Form 8-K (file number 001-15395) filed on May 17, 2005 (the "May 17, 2005 8-K")).
10.2†	—	1999 Non-Employee Director Stock and Option Compensation Plan (incorporated by reference to the Registration Statement) as amended by Exhibit 10.2.1.
10.2.1†	—	Amendment No. 1 to the Martha Stewart Living Omnimedia, Inc. Non-Employee Director Stock and Option Compensation Plan (incorporated by reference to the May 17, 2005 8-K).
10.3	—	Form of Intellectual Property License and Preservation Agreement, dated as of October 22, 1999, by and between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to Exhibit 10.8 to the Registration Statement).
10.4†*	—	Director Compensation Program

Exhibit Number		Exhibit Title
10.5.†	—	Amended and Restated Employment Agreement, dated as of July 26, 2011, between Martha Stewart Living Omnimedia, Inc. and Charles A. Koppelman (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2011 ("September 2011 10-Q")), as amended by Exhibit 10.5.1.
10.5.1†	—	Amendment dated as of September 15, 2011 to the Amended and Restated Employment Agreement, dated as of July 26, 2011, between Martha Stewart Living Omnimedia, Inc. and Charles A. Koppelman (incorporated by reference to Exhibit 10.2 to our September 2011 10-Q).
10.6	—	Lease, dated August 20, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia LLC (incorporated by reference to Exhibit 10.12 to the Registration Statement) as amended by Exhibits 10.6.1 and 10.6.2.
10.6.1	—	First Lease Modification Agreement, dated December 24, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.12.1 to our 1999 10-K).
10.6.2	—	Sixth Lease Modification Agreement, dated as of June 14, 2007, between 601 West Associates LLC and Martha Stewart Living Omnimedia, Inc (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended March 31, 2008 ("March 2008 10-Q")).
10.7†	—	Employment Agreement, dated as of September 17, 2008, between Martha Stewart Living Omnimedia, Inc. and Robin Marino (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2008 (the "September 2008 10-Q").
10.8†	—	Letter Agreement, dated as of September 1, 2009, between Martha Stewart Living Omnimedia, Inc. and Peter Hurwitz (incorporated by reference to Exhibit 10.5 to our September 2011 10-Q).
10.9†	—	Amended and Restated Employment Agreement, dated as of April 1, 2009, between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q (file number 001-15395) for the Quarter ended March 31, 2009 ("March 2009 10-Q").
10.10	—	Intangible Asset License Agreement, dated as of June 13, 2008, between Martha Stewart Living Omnimedia, Inc. and MS Real Estate Management Company (incorporated by reference to Exhibit 10.9 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2008, as amended by Exhibits 10.10.1 and 10.10.2.
10.10.1	—	First Amendment, dated as of December, 2008, to the Intangible Asset License Agreement between MS Real Estate Management Company and Martha Stewart Living Omnimedia, Inc. dated as of June 13, 2008 (incorporated by reference to Exhibit 10.11.1 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 2009 (the "2009 10-K")).
10.10.2	—	Second Amendment, dated as of February 8, 2010, to the Intangible Asset License Agreement between MS Real Estate Management Company and Martha Stewart Living Omnimedia, Inc. dated as of June 13, 2008, as amended (incorporated by reference to Exhibit 10.11.2 to the 2009 10-K).
10.11†	—	Employment Agreement, dated as of March 24, 2009, between Martha Stewart Living Omnimedia, Inc. and Kelli Turner (incorporated by reference to Exhibit 10.1 to our March 2009 10-Q).

Exhibit Number		Exhibit Title
10.12†	—	Form of Restricted Stock Award Agreement for use under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (file number 001-15395) filed on January 14, 2005).
10.13†	—	Registration Rights Agreement between Charles A. Koppelman and Martha Stewart Living Omnimedia, Inc. dated January 24, 2005 (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K (file number 001-15395) filed on October 21, 2005).
10.14	—	Warrant Registration Rights Agreement, dated as of August 11, 2006, between Martha Stewart Living Omnimedia, Inc. and Mark Burnett (incorporated by reference to Exhibit 10.3 to our September 2006 10-Q).
10.15†	—	Services Agreement, dated as of July 26, 2011, between Martha Stewart Living Omnimedia, Inc. and Charles Koppelman (incorporated by reference to Exhibit 10.3 to our September 2011 10-Q).
10.16	—	Publicity Rights Agreement, dated as of April 2, 2008, by and among Martha Stewart Living Omnimedia, Inc., MSLO Shared IP Sub LLC and Emeril J. Lagasse, III (incorporated by reference to Exhibit 10.4 to our March 2008 10-Q).
10.17	—	Amended and Restated Loan Agreement, dated as of August 7, 2009, by and among Bank of America, N.A., MSLO Emeril Acquisition Sub LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2009 ("September 2009 10-Q")), as amended by Exhibits 10.17.1, 10.17.2, 10.17.3 and 10.17.4.
10.17.1	—	Waiver and Amendment to Loan Documents, dated as of December 18, 2009, to Amended and Restated Loan Agreement dated as of August 7, 2009 among Bank of America, N.A., MSLO Emeril Acquisition Sub LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.22 to our 2009 10-K).
10.17.2	—	Waiver and Amendment, dated as of November 1, 2010, to the Amended and Restated Loan Agreement, dated as of August 7, 2009, by and among Bank of America, N.A., MSLO Emeril Acquisition Sub LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2010).
10.17.3	—	Waiver and Amendment, dated as of March 11, 2011, to the Amended and Restated Loan Agreement, dated as of August 7, 2009, by and among Bank of America, N.A., MSLO Emeril Acquisition Sub LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended March 31, 2011 ("March 2011 10-Q")).
10.17.4	—	Amendment, dated as of June 29, 2011, to the Amended and Restated Loan Agreement, dated as of August 7, 2009, by and among Bank of America, N.A., MSLO Emeril Acquisition Sub LLC and Martha Stewart Living Omnimedia, Inc. ((incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2011 ("June 2011 10-Q")).
10.18	—	Security Agreement, dated as of July 31, 2008, among Martha Stewart Living Omnimedia, Inc., MSLO Emeril Acquisition Sub LLC, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to our September 2008 10-Q), as amended by Exhibits 10.18.1, 10.18.2, and 10.17.1.

Exhibit Number		Exhibit Title
10.18.1	—	Waiver and Omnibus Amendment No. 1, dated as of June 18, 2009, to Loan Agreement dated as of April 4, 2008 by and among Bank of America, N.A., MSLO Emeril Acquisition Sub LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2009).
10.18.2	—	Amendment No. 2, dated as of August 7, 2009, to Security Agreement dated as of July 31, 2008 among Martha Stewart Living Omnimedia, Inc., Emeril Acquisition Sub LLC and Bank of America, (incorporated by reference to Exhibit 10.2 to our September 2009 10-Q).
10.19	—	Continuing and Unconditional Guaranty dated as of April 4, 2008 executed by Martha Stewart Living Omnimedia, Inc., MSO IP Holdings, Inc., Martha Stewart, Inc., Body and Soul Omnimedia, Inc., MSLO Productions, Inc., MSLO Productions—Home, Inc., MSLO Productions—EDF, Inc. and Flour Productions, Inc. (incorporated by reference to Exhibit 10.8 to our March 2008 10-Q), as reaffirmed by Exhibit 10.22.1.
10.19.1	—	Reaffirmation of Guaranty, dated as of August 7, 2009, executed by Martha Stewart Living Omnimedia, Inc., MSO IP Holdings, Inc., Martha Stewart, Inc., Body and Soul Omnimedia, Inc., MSLO Productions, Inc. MSLO Productions Home, Inc. MSLO Productions—EDF, Inc and Flour Productions, Inc. (incorporated by reference to Exhibit 10.3 to our September 2009 10-Q).
10.20	—	Registration Rights Agreement, dated as of April 2, 2008, by and among Martha Stewart Living Omnimedia, Inc., Emeril's Food of Love Productions, L.L.C., emerils.com, LLC and Emeril J. Lagasse, III (incorporated by reference to Exhibit 10.9 to our March 2008 10-Q).
10.21†	—	Martha Stewart Living Omnimedia, Inc. Director Deferral Plan (incorporated by reference to Exhibit 10.46 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 2008 (the "2008 10-K")).
10.22†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K (file number 001-15395) filed on May 20, 2008 ("May 20, 2008 8-K")).
10.23†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Option Agreement and forms of related Notices (incorporated by reference to Exhibit 99.2 to our May 20, 2008 8-K).
10.24†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to our March 2011 10-Q).
10.25†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Unit Agreement for Directors (incorporated by reference to Exhibit 10.2 to our March 2011 10-Q).
10.26†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Grant Agreement (incorporated by reference to Exhibit 99.4 to our May 20, 2008 8-K).
10.27†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Appreciation Right Agreement and form of related Notice (incorporated by reference to Exhibit 99.5 to our May 20, 2008 8-K).
10.28†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Grant Agreement and form of related Acknowledgement (incorporated by reference to Exhibit 99.6 to our May 20, 2008 8-K).

Exhibit Number		Exhibit Title
10.29†	—	Form of Performance-Based Restricted Stock Unit Agreement pursuant to the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (file number 001-15395) filed on February 12, 2009).
10.30†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Grant Agreement dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Charles Koppelman (incorporated by reference to Exhibit 10.5 to our September 2008 10-Q).
10.31†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Option Grant Agreement and form of related Notice dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Charles Koppelman (incorporated by reference to Exhibit 10.6 to our September 2008 10-Q).
10.32†	—	Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan (incorporated by reference to the Company's proxy statement filed in respect of its 2005 annual meeting of stockholders, dated as of April 7, 2005).
10.33†	—	Form of Martha Stewart Living Omnimedia, Inc. Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.1 to our June 2011 10-Q).
10.34†	—	Employment Agreement, dated as of May 24, 2011, between Martha Stewart Living Omnimedia, Inc. and Lisa Gersh (incorporated by reference to Exhibit 10.3 to our June 2011 10-Q).
10.35†	—	Employment Agreement, dated as of September 6, 2011, between Martha Stewart Living Omnimedia, Inc. and Kenneth P. West (incorporated by reference to Exhibit 10.4 to our September 2011 10-Q).
10.36†*	—	Employment Agreement, dated as of August 22, 2011, between Martha Stewart Living Omnimedia, Inc. and Daniel Taitz.
10.37	—	Securities Purchase Agreement, dated as of December 6, 2011, by and between Martha Stewart Living Omnimedia, Inc. and J.C. Penney Corporation, Inc. (incorporated by reference to Exhibit 1 to the Schedule 13D (file number 001-15395) filed by J.C. Penney Company, Inc. on December 16, 2011).
10.38†	—	Separation Agreement and General Release, dated as of September 13, 2011, between Martha Stewart Living Omnimedia, Inc. and Peter Hurwitz (incorporated by reference to Exhibit 10.5 to our September 2011 10-Q).
10.39*+	—	JCP/MSLO Agreement, dated as of December 6, 2011, by and between J.C. Penney Corporation, Inc. and Martha Stewart Living Omnimedia, Inc., as amended by Exhibit 10.39.1.
10.39.1*	—	First Amendment, dated as of January 4, 2012, to the JCP/MSLO Agreement, dated as of December 6, 2011, by and between J.C. Penney Corporation, Inc. and Martha Stewart Living Omnimedia, Inc.
21*	—	List of Subsidiaries.
23.1*	—	Consent of Independent Registered Public Accounting Firm.
31.1*	—	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	—	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number		Exhibit Title
32*	—	Certification of Principal Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS ***		XBRL Instance Document
101.SCH ***		XBRL Taxonomy Extension Schema Document
101.CAL ***		XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF ***		XBRL Taxonomy Extension Definition Linkbase Document
101.LAB ***		XBRL Taxonomy Extension Label Linkbase Document
101.PRE ***		XBRL Taxonomy Extension Presentation Linkbase Document

† Indicates management contracts and compensatory plans.

\+ Indicates that confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

* Indicates filed herewith.

** Schedules and exhibits to this Agreement have been omitted. The Company agrees to furnish a supplemental copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

*** In accordance with Rule 406T of Regulation S-T, these XBRL (eXtensible Business Reporting Language) documents are furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under these sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 6, 2012

MARTHA STEWART LIVING OMNIMEDIA, INC.

By: /s/ LISA GERSH

Lisa Gersh
President and Chief Operating Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Capacity
/s/ LISA GERSH **Lisa Gersh**	President and Director (Principal Executive Officer)
/s/ KENNETH P. WEST **Kenneth P. West**	Chief Financial Officer (Principal Financial Officer)
/s/ ALLISON JACQUES **Allison Jacques**	Controller (Principal Accounting Officer)
/s/ CHARLES A. KOPPELMAN **Charles A. Koppelman**	Chairman of the Board
/s/ CHARLOTTE BEERS **Charlotte Beers**	Director
/s/ FREDERIC FEKKAI **Frederic Fekkai**	Director
/s/ ARLEN KANTARIAN **Arlen Kantarian**	Director
/s/ MICHAEL W. KRAMER **Michael W. Kramer**	Director
/s/ WILLIAM A. ROSKIN **William A. Roskin**	Director
/s/ CLAUDIA SLACIK **Claudia Slacik**	Director
/s/ TODD SLOTKIN **Todd Slotkin**	Director

Signature	Capacity
/s/ MARGARET M. SMYTH **Margaret M. Smyth**	Director
/s/ MARTHA STEWART **Martha Stewart**	Director
/s/ DANIEL E. WALKER **Daniel E. Walker**	Director

Each of the above signatures is affixed as of March 6, 2012

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULES AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm F-2

Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009 .... F-3

Consolidated Balance Sheets at December 31, 2011 and 2010 .... F-4

Consolidated Statements of Shareholders' Equity and Comprehensive Loss for the years ended December 31, 2011, 2010, and 2009 .... F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010, and 2009 .... F-6

Notes to Consolidated Financial Statements F-7

Financial Statement Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2011, 2010 and 2009 .... F-34

All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Martha Stewart Living Omnimedia, Inc.

We have audited the accompanying consolidated balance sheets of Martha Stewart Living Omnimedia, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martha Stewart Living Omnimedia, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Martha Stewart Living Omnimedia Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
New York, New York
March 6, 2012

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2011, 2010 and 2009
(in thousands except share and per share data)

	2011	2010	2009
REVENUES			
Publishing	$ 140,857	$ 145,573	$ 146,100
Broadcasting	31,962	42,434	46,111
Merchandising	48,614	42,806	52,566
Total revenues	221,433	230,813	244,777
OPERATING COSTS AND EXPENSES			
Production, distribution and editorial	127,084	128,194	125,115
Selling and promotion	57,208	60,288	59,333
General and administrative	46,641	46,362	52,991
Depreciation and amortization	3,978	4,632	7,874
Restructuring charges	5,116	—	—
Impairment charge—other asset	—	—	11,432
Total operating costs and expenses	240,027	239,476	256,745
OPERATING LOSS	(18,594)	(8,663)	(11,968)
OTHER INCOME / (EXPENSE)			
Interest expense, net	(283)	(66)	(101)
Loss on sale of fixed asset	—	(647)	—
Gain on sale of short-term investments	—	1,512	330
Gain /(loss) on equity securities	15	(15)	(877)
Other loss	—	—	(236)
Net gain on sale of cost-based investment	7,647	—	—
Other-than-temporary loss on cost-based investments	(2,724)	—	—
Total other income / (expense)	4,655	784	(884)
LOSS BEFORE INCOME TAXES	(13,939)	(7,879)	(12,852)
Income tax provision	(1,580)	(1,717)	(1,726)
NET LOSS	$ (15,519)	$ (9,596)	$ (14,578)
LOSS PER SHARE—BASIC AND DILUTED			
Net loss	$ (0.28)	$ (0.18)	$ (0.27)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
Basic and diluted	55,880,896	54,440,490	53,879,785

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2011 and 2010
(in thousands except share and per share data)

	2011	2010
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 38,453	$ 23,204
Short-term investments	11,051	10,091
Accounts receivable, net	48,237	59,250
Inventory	7,225	5,309
Deferred television production costs	—	2,413
Other current assets	4,858	4,772
Total current assets	109,824	105,039
PROPERTY, PLANT AND EQUIPMENT, net	13,396	14,507
GOODWILL, net	45,107	45,107
OTHER INTANGIBLE ASSETS, net	45,215	46,547
OTHER NONCURRENT ASSETS, net	2,578	11,114
Total assets	$ 216,120	$ 222,314
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 23,728	$ 30,062
Accrued payroll and related costs	7,008	6,541
Current portion of deferred subscription revenue	16,018	18,734
Current portion of other deferred revenue	5,147	4,732
Current portion loan payable	—	1,500
Total current liabilities	51,901	61,569
DEFERRED SUBSCRIPTION REVENUE	3,975	4,529
OTHER DEFERRED REVENUE	2,333	1,413
LOAN PAYABLE	—	7,500
DEFERRED INCOME TAX LIABILITY	5,874	4,527
OTHER NONCURRENT LIABILITIES	4,090	3,743
Total liabilities	68,173	83,281
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Series A Preferred Stock, 1 share issued and outstanding in 2011	—	—
Class A Common Stock, $0.01 par value, 350,000,000 shares authorized; 40,893,964 and 28,753,212 shares issued and outstanding in 2011 and 2010, respectively	409	288
Class B Common Stock, $0.01 par value, 150,000,000 shares authorized; 25,984,625 and 26,317,960 shares issued and outstanding in 2011 and 2010	260	263
Capital in excess of par value	336,661	295,576
Accumulated deficit	(188,442)	(156,201)
Accumulated other comprehensive loss	(166)	(118)
	148,722	139,808
Less: Class A treasury stock—59,400 shares at cost	(775)	(775)
Total shareholders' equity	147,947	139,033
Total liabilities and shareholders' equity	$ 216,120	$ 222,314

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS
For the Years Ended December 31, 2011, 2010 and 2009
(in thousands)

	Class A Common Stock		Class B Common Stock		Capital in excess of par value	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Class A Treasury Stock		Total
	Shares	Amount	Shares	Amount				Shares	Amount	
Balance at January 1, 2009	**28,204**	**$282**	**26,690**	**$267**	**$283,248**	**$(132,027)**	**$ —**	**(59)**	**$(775)**	**$150,995**
Comprehensive loss:										
Net loss	—	—	—	—	—	(14,578)	—	—	—	(14,578)
Other comprehensive loss:										
Unrealized gain on investment	—	—	—	—	—	—	263	—	—	263
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(14,315)
Issuance of shares in conjunction with stock option exercises	10	—	—	—	70	—	—	—	—	70
Issuance of shares of stock and restricted stock, net of cancellations and tax withholdings	99	1	—	—	(558)	—	—	—	—	(557)
Non-cash equity compensation	—	—	—	—	7,627	—	—	—	—	7,627
Balance at December 31, 2009	**28,313**	**283**	**26,690**	**267**	**290,387**	**(146,605)**	**263**	**(59)**	**(775)**	**143,820**
Comprehensive loss:										
Net loss	—	—	—	—	—	(9,596)	—	—	—	(9,596)
Other comprehensive loss:										
Unrealized gain on investment, net	—	—	—	—	—	—	1,131	—	—	1,131
Realized gain on investment							(1,512)	—	—	(1,512)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(9,977)
Conversion of shares	372	4	(372)	(4)	—	—	—	—	—	—
Issuance of shares in conjunction with stock option exercises	142	2	—	—	293	—	—	—	—	295
Issuance of shares of stock and restricted stock, net of cancellations and tax withholdings	(74)	(1)	—	—	(460)	—	—	—	—	(461)
Non-cash equity compensation	—	—	—	—	5,356	—	—	—	—	5,356
Balance at December 31, 2010	**28,753**	**288**	**26,318**	**263**	**295,576**	**(156,201)**	**(118)**	**(59)**	**(775)**	**139,033**
Comprehensive loss:										
Net loss	—	—	—	—	—	(15,519)	—	—	—	(15,519)
Other comprehensive loss:										
Unrealized loss on investment	—	—	—	—	—	—	(48)	—	—	(48)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(15,567)
Conversion of shares	333	3	(333)	(3)	—	—	—	—	—	—
Issuance of shares in conjunction with stock option exercises	840	8	—	—	1,704	—	—	—	—	1,712
Issuance of shares of stock and restricted stock, net of cancellations and tax withholdings	(32)	—	—	—	(78)	—	—	—	—	(78)
Issuance of shares of stock in connection with equity sale, net of expenses	11,000	110	—	—	34,483	—	—	—	—	34,593
Common stock dividends	—	—	—	—	—	(16,722)	—	—	—	(16,722)
Non-cash equity compensation	—	—	—	—	4,976	—	—	—	—	4,976
Balance at December 31, 2011	**40,894**	**$409**	**25,985**	**$260**	**$336,661**	**$(188,442)**	**$ (166)**	**(59)**	**$(775)**	**$147,947**

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2011, 2010 and 2009
(in thousands)

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$(15,519)	$ (9,596)	$(14,578)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:			
Non-cash revenue	(1,062)	(4,608)	(13,446)
Depreciation and amortization	3,978	4,632	7,874
Amortization of deferred television production costs	23,964	27,269	20,651
Impairment charge	—	—	11,432
Other-than-temporary loss on cost-based investments	2,724	—	—
Non-cash equity compensation	5,020	5,400	7,947
Deferred income tax expense	1,346	1,327	1,347
(Income)/loss on equity securities	(15)	15	877
Gain on sale of short-term investment	—	(1,512)	(330)
Net gain on sale of cost-based investment	(7,647)	—	—
Loss on sale of fixed assets	—	647	—
Other non-cash charges, net	1,907	563	683
Changes in operating assets and liabilities			
Accounts receivable, net	11,013	(711)	(3,864)
Inventory	(1,916)	(143)	887
Deferred television production costs	(21,395)	(25,894)	(20,363)
Accounts payable and accrued liabilities and other	(6,292)	4,969	(1,914)
Accrued payroll and related costs	467	(954)	(30)
Deferred subscription revenue	(3,270)	(996)	(5,212)
Deferred revenue	2,241	(484)	5
Other changes	2,236	1,948	(1,239)
Total changes in operating assets and liabilities	(16,916)	(22,265)	(31,730)
Net cash (used in)/provided by operating activities	(2,220)	1,872	(9,273)
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(2,879)	(4,707)	(8,609)
Proceeds from the sale of fixed assets	—	1,403	—
Purchases of short-term investments	(8,414)	(15,345)	(25,010)
Sales of short-term investments	7,179	18,802	24,830
Proceeds from the sale of cost-based investment	11,000	—	—
Investment in other non-current assets	—	—	(828)
Net cash provided by/(used in) investing activities	6,886	153	(9,617)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of long-term debt	(9,000)	(4,500)	(6,000)
Dividends paid	(16,722)	—	—
Proceeds from equity sale, net of expenses	34,593	—	—
Proceeds from exercise of stock options	1,712	295	70
Net cash provided by/(used in) financing activities	10,583	(4,205)	(5,930)
Net increase/(decrease) in cash	15,249	(2,180)	(24,820)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	23,204	25,384	50,204
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 38,453	$ 23,204	$ 25,384

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions except share data and where noted)

1. THE COMPANY

Martha Stewart Living Omnimedia, Inc. (together with its wholly owned subsidiaries, the "Company") is a leading provider of original "how to" content and products for homemakers and other consumers. The Company's business segments are Publishing, Broadcasting and Merchandising.

The Publishing segment primarily consists of the Company's operations related to its magazines and books, as well as its digital operations which includes the content-driven website, *marthastewart.com*. The Broadcasting segment primarily consists of the Company's television production operations, which produce television programming and other licensing revenue, and its satellite radio operations. The Merchandising segment consists of the Company's operations related to the design and branding of merchandise and related promotional and packaging materials that are distributed by its retail and manufacturing partners in exchange for royalty income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent accounting standards

In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-08, "*Intangibles—Goodwill and Other: Testing Goodwill for Impairment*" ("ASU 2011-08"), which amended Accounting Standards Codification ("ASC") 350, "*Intangibles—Goodwill and Other.*" This amendment is intended to simplify how an entity tests goodwill for impairment and allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer is required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that the reporting unit's fair value is less than its carrying amount. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. ASU 2011-08 was effective for the Company beginning January 1, 2012, although early adoption was permitted. The Company does not expect ASU 2011-08 to have an impact on its consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, "*Comprehensive Income: Presentation of Comprehensive Income,*" ("ASU 2011-05") which amended ASC 220, "*Presentation of Comprehensive Income.*" In accordance with the new guidance, an entity will no longer be permitted to present comprehensive income in its consolidated statements of stockholders' equity. Instead, entities will be required to present components of comprehensive income in either one continuous financial statement with two sections, net income and comprehensive income, or in two separate but consecutive statements. The guidance, which must be applied retroactively, was effective for the Company beginning January 1, 2012. The adoption of ASU 2011-05 concerns disclosure only and the Company does not expect ASU 2011-05 to have an impact on its consolidated financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU 2011-04, "*Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,*" ("ASU 2011-04") which amended ASC 820, "*Fair Value Measurement.*" This amendment is intended to result in convergence between accounting principles generally accepted in the Unites States ("GAAP") and International Financial Reporting Standards requirements for measurement of and disclosures about fair value. This amendment clarifies the application of existing fair value measurements and disclosures, and changes certain principles or requirements for fair value measurements and disclosures. ASU 2011-04 is effective for the year beginning January 1, 2012. The Company is currently assessing the potential impact, if any, ASU 2011-04 may have on its consolidated financial position, results of operations and cash flows.

In October 2009, the FASB issued ASU 09-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)* ("ASU 09-13"). The Company adopted this standard on January 1, 2010. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of all wholly owned subsidiaries. Investments in which the Company does not exercise significant influence over the investee are accounted for using the cost method of accounting. All significant intercompany transactions have been eliminated.

ASC 810, "*Consolidation*" ("ASC 810"), provides a framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited liability company, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

Consolidation of a VIE is evaluated using a qualitative approach, based on determination of which party has the power to direct the most economically significant activities of the entity. A VIE must be consolidated if the enterprise has both (a) the power to direct the activities of the VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. ASC 810 requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE.

As of December 31, 2011, the Company has one cost-based investment in a technology company that represents an interest in a VIE. There are no future contractual funding commitments at this time. The Company has determined that the Company is not the primary beneficiary of this entity since the Company does not have the power to direct the activities that most significantly impact the entity's economic performance. Accordingly, the Company does not consolidate this entity. In addition, the Company is not exposed to any further risk of loss from its interest in the VIE since the cost-based investment was impaired and has no carrying value on the Company's balance sheet as of December 31, 2011. See the discussion in this footnote, specifically under "*Other non-current assets*" for further information.

Acquisitions

The Company accounts for acquisitions using the purchase method. Under this method, the acquiring company allocates the purchase price to the assets acquired based upon their estimated fair values at the date of acquisition, including intangible assets that can be identified. The purchase price in excess of the fair value of the net assets acquired is recorded as goodwill.

Investment in equity securities

During 2010 and 2009 the Company held certain investments in equity securities which had readily determinable fair values. These securities were accounted for as available-for-sale securities and were reported at fair value, with unrealized gains and losses excluded from earnings and reported as accumulated other comprehensive income/(loss) within shareholders' equity. If a decline in fair value of any of these securities had been judged to be other than temporary, the cost basis of the securities would have been written down to fair value and the amount of the write-down would have been accounted for as a realized loss, included in earnings. No such write-downs occurred in either year. In 2010, the Company sold all of its investments in equity securities for a gain of $1.5 million which is included in total other (expense)/income on the consolidated statement of operations for that year. Accordingly, as of December 31, 2011 and 2010, the Company no longer held investments in equity securities with readily determinable fair values.

Cash and cash equivalents

Cash and cash equivalents include cash equivalents that mature within three months of the date of purchase.

Short-term investments

Short-term investments include investments that have maturity dates in excess of three months, but generally less than one year, from the date of acquisition. See Note 3, *Fair Value Measurements,* for further discussion.

Inventories

Inventory consisting of paper is stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

Television production costs

Television production costs are capitalized and amortized based upon estimates of future revenues to be received and future costs to be incurred for the applicable television product. The Company bases its estimates primarily on existing contracts for programs, historical advertising rates and ratings, as well as market conditions. Estimated future revenues and costs are adjusted regularly based upon actual results and changes in market and other conditions. To the extent that estimated future results are losses, capitalized television production costs are written down to zero.

Property, plant and equipment

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lease term or, if shorter, the estimated useful lives of the related assets.

The useful lives of the Company's assets are as follows:

Studio sets	2 years
Furniture, fixtures and equipment	3 – 5 years
Computer hardware and software	3 – 5 years
Leasehold improvements	life of lease

Goodwill and intangible assets

Goodwill

The components of goodwill as of December 31, 2011 and 2010 are set forth in the schedule below, and are reported within the Publishing and Merchandising segments:

(In thousands)	
Publishing	$44,257
Merchandising	850
Total	$45,107

The Company reviews goodwill for impairment by applying a fair-value based test annually, or more frequently if events or changes in circumstances warrant, in accordance with ASC 350, "*Intangibles—Goodwill and Other*" ("ASC 350"). Potential goodwill impairment is measured based upon a two-step process. In the first

step, the Company compares the fair value of a reporting unit with its carrying amount including goodwill using a discounted cash flow ("DCF") valuation method. The DCF analyses are based on the current operating budgets and estimated long-term growth projections for each reporting unit. Future cash flows are discounted based on a market comparable weighted average cost of capital rate for each reporting unit, adjusted for market and other risks where appropriate. In addition, the Company analyzes any difference between the sum of the fair values of the reporting units and its total market capitalization for reasonableness, taking into account certain factors, including control premiums.

If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus rendering unnecessary the second step in impairment testing. If the fair value of the reporting unit is less than the carrying value, a second step is performed in which the implied fair value of the reporting unit's goodwill is compared to the carrying value of the goodwill. The implied fair value of the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit. If the implied fair value of the goodwill is less than the carrying value, the difference is recognized as an impairment charge. For 2011, 2010 and 2009, no impairment charges related to goodwill were deemed necessary.

The Company estimates fair values based on the future expected cash flows, revenues, earnings and other factors, which consider reporting unit level historical results, current trends, and operating and cash flow projections. Significant judgments inherent in this analysis include estimating the amount of and timing of future cash flows and the selection of appropriate discount rates and long-term growth rate assumptions. The Company's estimates are subject to uncertainty, and may be affected by a number of factors outside its control, including general economic conditions, the competitive market and regulatory changes. If actual results differ from the Company's estimate of future cash flows, revenues, earnings and other factors, it may record additional impairment charges in the future.

Intangible assets

The components of intangible assets as of December 31, 2011, 2010 and 2009 are set forth in the schedule below, and are reported within the Publishing, Broadcasting and Merchandising segments:

(In thousands)	Balance at December 31, 2009	Amortization expense	Balance at December 31, 2010	Amortization expense	Impairment expense	Balance at December 31, 2011
Trademarks	$45,200	$ —	$45,200	$—	$ —	$45,200
Other intangibles	6,160	—	6,160	—	—	6,160
Accumulated amortization — other intangibles	(4,290)	(523)	(4,813)	(12)	(1,320)	(6,145)
Total	$47,070	$(523)	$46,547	$ (12)	$(1,320)	$45,215

The Company reviews intangible assets with indefinite useful lives for impairment by applying a fair-value based test annually or more frequently if events or changes in circumstances warrant, in accordance with ASC 350. The Company performs the impairment test by comparing the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss must be recognized in an amount equal to that excess. The Company estimates fair values using the DCF methodology based on the future expected cash flows, revenues, earnings and other factors, which consider reporting unit historical results, current trends, and operating and cash flow projections. The Company's estimates are subject to uncertainty, and may be affected by a number of factors outside its control, including general economic conditions, the competitive market and regulatory changes. If actual results differ from the Company's estimate of future cash flows, revenues, earnings and other factors, it may record additional impairment charges in the future. For 2011, 2010, and 2009, no impairment charges for intangible assets with indefinite useful lives were deemed necessary.

The Company reviews long-lived tangible assets and intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable and exceeds their fair value, in accordance with ASC 360, "*Property, Plant, and Equipment.*" Using the Company's best estimates based on reasonable assumptions and projections, the Company records an impairment loss to write down the assets to their estimated fair values if carrying values of such assets exceed their related undiscounted expected future cash flows. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value. The Company evaluates intangible assets with definite useful lives at the lowest level at which independent cash flows can be identified. The Company evaluates corporate assets or other long-lived assets at a consolidated entity or segment reporting unit level, as appropriate.

The Company amortizes intangible assets with definite lives over their estimated useful lives and reviews these assets for impairment. The Company is currently amortizing one acquired intangible asset with a remaining definite life through March 2013.

In the fourth quarter of 2011, the Company recorded a non-cash impairment charge of approximately $1.3 million for a definite-lived intangible asset previously acquired by the Broadcasting segment related to a television content library. Because the future undiscounted cash flows for this asset were determined to be significantly lower than the carrying value, the Company wrote the asset down to zero. For the years ended December 31, 2010 and 2009, no impairment charges for long-lived tangible and intangible assets with definite useful lives were deemed necessary.

Investments in other non-current assets

The Company has investments in preferred stock of several technology companies accounted for under the cost method. As of December 31, 2010, the Company's aggregate carrying value of these cost-based investments was $5.8 million and was included within other noncurrent assets in the consolidated balance sheet. Cost-based investments are analyzed for impairment quarterly based on current market conditions and other factors relative to those investments.

During the fourth quarter of 2011 the Company sold its cost-based investment in WeddingWire, Inc. ("WeddingWire") for $11.0 million in cash. The transaction resulted in a gain of $7.6 million, which represents cash received in excess of the $3.0 million carrying value of this cost-based investment and the $0.4 million intangible asset related to an associated commercial agreement with WeddingWire. The Company also recorded other-than-temporary losses of approximately $2.7 million to write down the carrying value of cost-based investments in pingg and Ziplist after concluding that the Company's investments in pingg and Ziplist were substantially impaired. This conclusion was the result of analyzing recent results, cash levels, and prospects for raising additional capital by these two entities, as well as a shift by the Company's new executive management team in the Company's strategic focus away from these entities. The write-down of approximately $2.7 million reduced the value of these cost-based investments to zero as of December 31, 2011. Each of these three transactions is included in "Other income/(expense)" on the Company's consolidated statement of operations for 2011.

Revenue recognition

The Company recognizes revenues when realized or realizable and earned. Revenues and associated accounts receivable are recorded net of provisions for estimated future returns, doubtful accounts and other allowances. Allowances for uncollectible receivables are estimated based upon a combination of write-off history, aging analysis, and any specific, known troubled accounts.

Magazine advertising revenues are recorded based on the on-sale dates of magazines and are stated net of agency commissions and cash and sales discounts.

Deferred subscription revenue results from advance payments for subscriptions received from subscribers and is recognized on a straight-line basis over the life of the subscription as issues are delivered.

Newsstand revenues are recognized based on the on-sale dates of magazines and are recorded based upon estimates of sales, net of brokerage and newsstand related fees. Estimated returns are recorded based upon historical experience.

Deferred book revenue results from advance payments received from the Company's publishers and is recognized as manuscripts are delivered to and accepted by the publishers. Revenue is also earned from book publishing as sales on a unit basis exceed the advanced royalty.

Digital advertising revenues on the Company's websites are generally based on the sale of impression-based advertisements, which are recorded in the period in which the advertisements are served.

Television advertising revenues for season 5 of *The Martha Stewart Show* in syndication were recognized when the related commercials were aired and were recorded net of agency commission and estimated reserves for television audience underdelivery. Television spot advertising beginning with season 6 of *The Martha Stewart Show* in September 2010 has been sold by Hallmark Channel, with net receipts payable to the Company quarterly. Since advertisers contract with Hallmark Channel directly, balance sheet reserves for television audience underdelivery are not required; however, revenues continue to be recognized when commercials are aired and are recorded net of agency commission and the impact of television audience underdelivery as determined by Hallmark Channel. Television integration revenues are recognized when the segment featuring the related product/brand immersion is initially aired. Television revenues related to talent services provided by Emeril Lagasse are generally recognized when services are performed, regardless of when the episodes air. Licensing revenues are recorded as earned in accordance with the specific terms of each agreement and are generally recognized upon delivery of the episodes to the licensee, provided that the license period has begun. The agreements with Hallmark Channel are accounted for under the guidance set forth in ASC 926, *Entertainment—Films*. Radio advertising revenues are generally recorded when the related commercials are aired and are recorded net of agency commissions. Licensing revenues from the Company's radio programming are recorded on a straight-line basis over the term of the agreement.

Licensing-based revenues, most of which are in the Merchandising segment, are accrued on a monthly basis based on the specific mechanisms of each contract. Payments are typically made by the Company's partners on a quarterly basis. Generally, revenues are accrued based on actual net sales, while any minimum guarantees are earned evenly over the fiscal year. Prior to 2010, the Company historically recognized a substantial portion of the revenue resulting from the difference between the minimum royalty amount (under a licensing agreement with Kmart Corporation ("Kmart") dated June 21, 2001, as amended April 22, 2004) and royalties paid on actual sales in the fourth quarter of each year, when the amount could be determined. The Company's agreement with Kmart ended in January 2010.

The Company participates in certain arrangements containing multiple deliverables. These arrangements generally consist of custom-created advertising programs delivered on multiple media platforms, as well as licensing programs which may also be supported by various promotional plans. Examples of significant program deliverables include print advertising pages in the Company's publications, product integrations on the Company's television programs, and advertising impressions delivered on the Company's website. Arrangements that were executed prior to January 1, 2010 are accounted for in accordance with the provisions of ASC Topic 605, *Revenue Recognition* ("ASC 605"). Because the Company elected to early adopt ASU 09-13, on a prospective basis, arrangements executed on or after January 1, 2010 have been subject to the new guidance. ASU 09-13 updated the existing multiple-element arrangement guidance in ASC 605.

ASC 605 and ASU 09-13 require that the Company examine separate contracts with the same entity or related parties that are entered into simultaneously or near the same time to determine if the arrangements should

be considered a single arrangement in the determination of units of accounting. While both ASC 605 and ASU 09-13 require that units delivered have standalone value to the customer, ASU 09-13 modifies the separation criteria in determining units of accounting by eliminating the requirement to obtain objective and reliable evidence of the fair value of undelivered items. As a result of the elimination of this requirement, the Company's significant program deliverables generally meet the separation criteria under ASU 09-13, whereas under ASC 605 they did not qualify as separate units of accounting.

For those arrangements accounted for under ASC 605, if the Company is unable to put forth objective and reliable evidence of the fair value of each deliverable, then the Company accounts for the deliverables as a combined unit of accounting rather than separate units of accounting. In this case, revenue is recognized as the earnings process is completed, generally over the fulfillment term of the last deliverable.

For those arrangements accounted for under ASU 09-13, the Company is required to allocate revenue based on the relative selling price of each deliverable which qualifies as a unit of accounting, even if such deliverables are not sold separately by either the Company itself or other vendors. Determination of selling price is a judgmental process that requires numerous assumptions. The consideration is allocated at the inception of the arrangement to all deliverables based upon their relative selling prices. Selling prices for deliverables that qualify as separate units of accounting are determined using a hierarchy of: (1) vendor-specific objective evidence ("VSOE"), (2) third-party evidence and (3) best estimate of selling price. The Company is able to establish VSOE of selling price for certain of its radio deliverables; however, in most instances it has allocated consideration based upon its best estimate of selling price. The Company established VSOE of selling price of certain radio deliverables by demonstrating that a substantial majority of the recent standalone sales of those deliverables are priced within a relatively narrow range. The Company's other deliverables are generally priced with a wide range of discounts/premiums as the result of a variety of factors including the size of the advertiser and the volume and placement of advertising sold to the advertiser. The Company's best estimate of selling price is intended to represent the price at which it would sell the deliverable if the Company were to sell the item regularly on a standalone basis. The Company's estimates consider market conditions, such as competitor pricing pressures, as well as entity-specific factors that are consistent with normal pricing practices, such as the recent history of the selling prices of similar products when sold on a standalone basis, the impact of the cost of customization, the size of the transaction, and other factors contemplated in negotiating the arrangement with the customer. The arrangement fee is recognized as revenue as the earnings process is completed, generally at the time each unit of accounting is fulfilled (*i.e.*, when magazines are on sale, at the time television integrations are aired or when the digital impressions are served).

Advertising costs

Advertising costs, consisting primarily of direct-response advertising, are expensed in the period in which the related advertising campaign occurs.

Earnings per share

Basic earnings per share is computed using the weighted average number of actual common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that would occur from the exercise of stock options and shares covered under a warrant and the vesting of restricted stock and restricted stock units. For the years ended December 31, 2011, 2010 and 2009, the shares of the Company's $0.01 par value Class A common stock ("Class A Common Stock") subject to options, the warrant, restricted stock and restricted stock units that were excluded from the computation of diluted earnings per share because their effect would have been antidilutive were 7,345,060, 5,389,222 and 5,696,344.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Equity compensation

The Company has issued stock-based compensation to certain of its employees and a non-employee consultant. In accordance with the fair-value recognition provisions of ASC Topic 718, *Share-Based Payments* ("ASC Topic 718") and SEC Staff Accounting Bulletin No. 107, compensation cost associated with employee grants recognized in the 2011, 2010 and 2009 was based on the grant date fair value estimated in accordance with the provisions of ASC Topic 718. The Company applies variable accounting to its non-employee price-based restricted stock unit ("RSU") awards in accordance with the provisions of ASC Topic 718. Employee stock option, restricted stock, and RSU awards with service period-based vesting triggers ("service period-based" awards) are amortized as non-cash equity compensation expense on a straight-line basis over the expected vesting period. The Company values service period-based option awards using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires numerous assumptions, including volatility of the Company's Class A Common Stock and expected life of the option. Service period-based restricted stock and RSU awards are valued at the market value of traded shares on the date of grant. Recognition of compensation expense for awards intended to vest upon the achievement of certain adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") targets over a performance period ("performance-based" awards) is based on the probable outcome of the performance condition. Compensation cost is accrued if it is probable that the performance condition will be achieved and is not accrued if it is not probable that the performance condition will be achieved. Options and RSUs with Class A Common Stock price-based vesting triggers ("price-based" awards) are valued using the Monte Carlo Simulation method which takes into account assumptions such as volatility of the Company's Class A Common Stock, the risk-free interest rate based on the contractual term of the award, the expected dividend yield, the vesting schedule, and the probability that the market conditions of the award will be achieved.

Other

Certain prior year financial information has been reclassified to conform to the 2011 financial statement presentation. Certain facilities costs related to the Company's television production studio have been reclassified from general and administrative costs to production, print and distribution costs on the consolidated statement of operations for 2010 and 2009 in the amounts of approximately $4.0 million and $3.6 million, respectively.

3. FAIR VALUE MEASUREMENTS

The Company categorizes its assets and liabilities measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:

- Level 1: Observable inputs such as quoted prices for identical assets and liabilities in active markets obtained from independent sources.
- Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data. The fair value of the Company's level 2 financial assets is primarily obtained from observable market prices for identical underlying securities that may not be actively traded. Certain of these securities may have different market prices from multiple market data sources, in which case a weighted average market price is used.
- Level 3: Unobservable inputs for which there is little or no market data and require the Company to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in pricing the asset or liability.

The following tables present the Company's assets that are measured at fair value on a recurring basis:

(in thousands)	December 31, 2011 Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
Short-term investments:				
U.S. government and agency securities	$—	$ 3,858	$—	$ 3,858
Corporate obligations	—	5,122	—	5,122
Other fixed income securities	—	545	—	545
International securities	—	1,526	—	1,526
Total	$—	$11,051	$—	$11,051

(in thousands)	December 31, 2010 Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
Short-term investments:				
U.S. government and agency securities	$—	$ 1,637	$—	$ 1,637
Corporate obligations	—	5,977	—	5,977
Other fixed income securities	—	2,140	—	2,140
International securities	—	337	—	337
Total	$—	$10,091	$—	$10,091

The Company has no liabilities that are measured at fair value on a recurring basis.

Marketable Equity Securities

During 2010, the Company sold the marketable equity securities it held at December 31, 2009 for a gain of $1.5 million which is included in total other (expense)/income on the consolidated statements of operations. The specific identification method was used to determine the cost of the securities sold.

Assets measured at fair value on a nonrecurring basis

The Company's non-financial assets, such as goodwill, intangible assets and property and equipment, as well as cost method investments, are measured at fair value when there is an indicator of impairment and are recorded at fair value only when an impairment charge is recognized. Such impairment charges would incorporate fair value measurements based on Level 3 inputs. See Note 2, *Summary of Significant Accounting Policies*, for further discussion on measuring the Company's non-financial assets.

4. ACCOUNTS RECEIVABLE, NET

The components of accounts receivable at December 31, 2011 and 2010 were as follows:

(in thousands)	2011	2010
Advertising	$29,252	$36,529
Licensing	17,484	19,888
Other	3,131	4,335
	49,867	60,752
Less: reserve for credits and uncollectible accounts	1,630	1,502
	$48,237	$59,250

5. INVENTORIES

Inventory is comprised of paper, and was valued at $7.2 million and $5.3 million at December 31, 2011 and 2010, respectively. Cost is determined using the FIFO method.

6. PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment as of December 31, 2011 and 2010 were as follows:

(in thousands)	2011	2010
Studios and equipment	$ 3,702	$ 4,202
Furniture, fixtures and equipment	6,144	7,702
Computer hardware and software	9,096	8,404
Leasehold improvements	29,665	29,690
Total Property, Plant and Equipment	48,607	49,998
Less: accumulated depreciation and amortization	35,211	35,491
Net Property, Plant and Equipment	$13,396	$14,507

Depreciation and amortization expenses related to property, plant and equipment were $3.9 million, $3.8 million and $6.4 million, for 2011, 2010 and 2009, respectively.

7. CREDIT FACILITIES

As of December 31, 2011, the Company had a line of credit with Bank of America N.A. ("Bank of America") in the amount of $5.0 million, which was generally used to secure letters of credit. The Company had no outstanding borrowings under this facility as of December 31, 2011 and had letters of credit outstanding of $2.6 million which act as security for certain leases. The Company was compliant with the debt covenants as of December 31, 2011. See Note 17, *Subsequent Events,* for discussion of an increased line of credit in 2012.

In 2008, the Company entered into a loan agreement with Bank of America in the amount of $30.0 million related to the acquisition of certain assets of Emeril Lagasse. The interest rate paid on all outstanding amounts during 2011 was equal to a floating rate of 1-month London Interbank Offered Rate ("LIBOR") plus 2.85%. The loan balance was paid in full in December 2011. In connection with the loan repayment, the Company expensed deferred financing charges of approximately $0.2 million.

8. SHAREHOLDERS' EQUITY

Preferred Stock, Strategic investor

In December 2011, J. C. Penney Corporation, Inc. ("JCP") purchased 11,000,000 newly-issued shares of the Class A Common Stock and one share of the Company's Series A Preferred Stock in exchange for cash of $38.5 million. The investment in the Class A Common Stock represented approximately 16.6% of the Company's total

Class A Common Stock outstanding immediately after the issuance. The single share of the Series A Preferred Stock entitles JCP to nominate and elect two directors to the Company's board of directors (the "Board"), has nominal liquidation preference, is not convertible into shares of the Company's common stock, does not have a dividend preference, and is transferrable only to certain JCP affiliated entities. In connection with its Class A Common Stock, JCP is entitled to three demand registrations and piggyback rights; however, JCP may not exercise its demand registration rights until the earlier of December 2014 and the date the number of independent members of the Company's Board, plus the JCP members of the Board, constitutes less than a majority of the members of the Board. Until December 2015, JCP is also generally prohibited from taking certain takeover actions towards the Company without consent from the Board. JCP is further prohibited from transferring its shares of Class A Common Stock to any person other than certain affiliates, or in connection with a Board approved acquisition transaction, or in an open market transaction, or by a registration statement as long as the transferee will own less than 5% of the then-outstanding shares of the Company's common stock after the transfer.

Common Stock

The Company has two classes of common stock outstanding. The $0.01 par value Class B common stock ("Class B Common Stock") is identical in all respects to Class A Common Stock, except with respect to voting and conversion rights. Each share of Class B Common Stock entitles its holder to ten votes and is convertible on a one-for-one basis to Class A Common Stock at the option of the holder and automatically upon most transfers.

Dividends

During December 2011 the Board declared and paid a special one-time dividend of $0.25 per share of common stock for a total dividend payment of $16.7 million.

9. EMPLOYEE AND NON-EMPLOYEE BENEFIT AND COMPENSATION PLANS

Retirement Plans

The Company established a 401(k) retirement plan effective July 1, 1997, available to substantially all employees. An employee can contribute up to a maximum of 25% of compensation to the plan, or the maximum allowable contribution by the Internal Revenue Code, whichever is less. The Company matches 50% of the first 6% of compensation contributed. Employees vest ratably in employer-matching contributions over a period of four years of service. The employer-matching contributions totaled approximately $0.6 million, $0.8 million and $1.0 million for 2011, 2010 and 2009, respectively.

The Company does not sponsor any post-retirement and/or post-employment benefit plan.

Stock Incentive Plans

Prior to May 2008, the Company had several stock incentive plans that permitted the Company to grant various types of share-based incentives to key employees, directors and consultants. The primary types of incentives granted under these plans were stock options and restricted shares of Class A Common Stock. The Compensation Committee of the Board was authorized to grant awards for up to a maximum of 10,000,000 underlying shares of Class A Common Stock under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Incentive Plan (the "1999 Plan"), and awards for up to a maximum of 600,000 underlying shares of Class A Common Stock under the Company's Non-Employee Director Stock and Option Compensation Plan (the "Non-Employee Director Plan").

In April 2008, the Board adopted the Martha Stewart Living Omnimedia, Inc. Stock and Compensation Plan (the "Stock Plan"), which was approved by the Company's stockholders at the Company's 2008 annual meeting in May 2008. The Stock Plan has 10,000,000 shares of Class A Common Stock available for issuance. The Stock

Plan replaced the 1999 Plan and Non-Employee Director Plan (together, the "Prior Plans"), which together had an aggregate of approximately 1,850,000 shares still available for issuance. Therefore, the total net effect of the replacement of the Prior Plans and adoption of the Stock Plan was an increase of approximately 8,150,000 shares of Class A Common Stock available for issuance under the Company's stock plans. The primary types of incentives that have been granted under the Stock Plan are stock options and RSUs.

Compensation expense is recognized in the production, distribution and editorial, the selling and promotion, and the general and administrative expense lines of the Company's consolidated statements of operations. For 2011, 2010 and 2009, the Company recorded non-cash equity compensation expense of $5.5 million, $5.4 million, and $7.9 million, respectively.

Black-Scholes Assumptions

The Company uses the Black-Scholes option pricing model to value options and warrants that only have service period-based vesting triggers. The model requires numerous assumptions, including expected volatility of the Company's Class A Common Stock price, expected life of the option and expected cancellations.

Monte Carlo Simulation Assumptions

The Company uses the Monte Carlo Simulation method to value options and RSUs with price-based vesting triggers. This method requires numerous assumptions, including expected volatility of the Company's Class A Common Stock price and expected service periods.

Stock Options

Options which were issued under the 1999 Plan were granted with an exercise price equal to the closing price of Class A Common Stock on the most recent prior date for which a closing price was available, without regard to after-hours trading. Options granted under the Stock Plan are granted with an exercise price equal to the closing price of the Class A Common Stock on the date of grant. Stock options have a term not to exceed 10 years. The Compensation Committee determines the vesting period and terms for the Company's stock options, which may include service period-based, performance-based, or price-based vesting triggers. Generally, service period-based employee stock options vest ratably on each of either the first three or four anniversaries of the grant date. Service period-based non-employee director options generally vest over a one-year period from the grant date. Performance-based and price-based options vest only when the specific vesting triggers of the award are achieved. Option awards usually do not provide for accelerated vesting upon retirement, death, or disability unless specifically included in the applicable award agreement. The amount of non-cash equity compensation expense the Company recognizes during a period is based on the portion of the option awards that are ultimately expected to vest. The Company estimates option forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Option expense for 2011, 2010 and 2009 was $2.4 million, $3.3 million and $2.9 million, respectively. As of December 31, 2011 and 2010, there was $2.7 million and $4.2 million, respectively, of total unrecognized compensation cost related to stock options to be recognized over a weighted average period of 3.0 years. The intrinsic value of options exercised during 2011 was $2.1 million, with intrinsic value defined as the difference between the market price on the date of exercise and the grant date price. For 2010, this value was insignificant. The total cash received (classified as financing cash flows) from the exercise of stock options was $1.7 million and $0.3 million for 2011 and 2010, respectively.

Stock options under the Stock Plan were issued to employees as follows: 2,565,559 in 2011, 870,002 in 2010, and 3,805,765 in 2009.

The fair value of employee service period-based option awards was estimated on the grant date using the Black-Scholes option-pricing model on the basis of the following weighted average assumptions:

	2011	2010	2009
Risk-free interest rates	0.17% – 2.09%	1.0% – 1.6%	0.9% – 2.33%
Dividend yields	Zero	Zero	Zero
Expected volatility	60.38% – 61.25%	61.8% – 63.8%	45.1% – 64.3%
Expected option life	1.0 – 7.0 years	2.5 – 3.7 years	2.5 – 3.7 years
Average fair market value per option granted	$0.75 - $2.56	$2.14 – $2.61	$0.71 – $3.29

Note: This table represents a blend of assumptions.

The fair value of employee price-based option awards was estimated on the grant date using the Monte Carlo Simulation method on the basis of the following weighted average assumptions:

	2011
Risk-free interest rate	1.34% – 2.29%
Expected volatility	59.72% – 60.55%
Expected service period	0.46 – 2.0 years
Dividends	Zero
Estimated value of price-based option awards	$0.42 – $2.35

Changes in outstanding options under the Prior Plans during 2011 and 2010 were as follows:

	Number of shares subject to options	Weighted average exercise price
Outstanding as of December 31, 2009	2,832,867	$13.37
Exercised—service period-based	(3,500)	6.78
Cancelled—service period-based	(249,467)	21.55
Outstanding as of December 31, 2010	2,579,900	$12.59
Cancelled—service period-based (1)	(443,375)	9.51
Outstanding as of December 31, 2011	2,136,525	$13.23
Options exercisable at December 31, 2011	2,136,525	$13.23

(1) Includes approximately 310,000 options cancelled in connection with the departure of certain executives in the Merchandising segment.

Changes in outstanding options under the Stock Plan during 2011 and 2010 were as follows:

	Number of shares subject to options	Weighted average exercise price
Outstanding as of December 31, 2009	4,200,499	$3.87
Granted—service period-based	870,002	5.45
Exercised—service period-based	(138,249)	1.96
Cancelled—service period-based	(190,376)	4.30
Outstanding as of December 31, 2010	4,741,876	$4.20
Granted—service period-based	1,740,559	3.93
Granted—price-based	825,000	9.00
Exercised—service period-based	(840,000)	2.04
Cancelled—service period-based (1)	(1,082,167)	4.28
Cancelled—performance-based	(166,667)	5.80
Outstanding as of December 31, 2011	5,218,601	$5.15
Options exercisable at December 31, 2011	2,012,250	$5.19
Shares available for grant at December 31, 2011	1,531,131	

(1) Includes approximately 471,000 and 350,000 options cancelled in connection with the departure of certain executives in the Merchandising segment and Corporate.

The following table summarizes information about the shares subject to stock options outstanding under the Company's Prior Plans and the Stock Plan as of December 31, 2011:

Range of Exercise Price Per Share	Weighted Average Remaining Contractual Life in Years	Shares Subject to Options Outstanding		Shares Subject to Options Exercisable	
		Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.96 – $12.00	6.7	6,389,726	5.52	3,183,375	5.92
$14.90 – $15.75	0.1	400	15.75	400	15.75
$15.90	0.1	150,000	15.90	150,000	15.90
$16.45 – $18.90	2.9	415,000	18.54	415,000	18.54
$19.92 – $26.25	3.8	200,000	20.35	200,000	20.35
$26.56 – $33.75	3.1	200,000	28.55	200,000	28.55
$1.96 – $33.75	6.2	7,355,126	7.50	4,148,775	9.33

Stock Option awards to new hires in 2011

During 2011, the Company made awards under the Stock Plan to several new members of its executive management team, as provided for in their employment agreements. Certain of such awards include only service period-based vesting triggers and consist of options to purchase an aggregate of 550,000 shares of Class A Common Stock at various exercise prices (in each case the closing price on the dates of grant), which options vest as to 183,333 shares on each of the second, third, and fourth anniversaries of the employment start dates of the relevant employees. Non-cash equity compensation expense of approximately $0.1 million was recorded for the year ended December 31, 2011 related to these awards. The Company measured the fair value of these awards as of the grant dates using the Black-Scholes option pricing model, which fair value is recognized over the service period of the awards. As of December 31, 2011, there was $0.9 million of total unrecognized compensation cost related to these service period-based stock option awards to be recognized over a period of 3.9 years. The following table summarizes the assumptions used in the Black-Scholes option-pricing model:

Risk-free interest rates	0.511% – 0.629%
Dividend	Zero
Expected volatility	60.80% – 61.25%
Expected option life	3.7 years
Average fair value per option granted	$1.30 – $2.17

The Company also made option awards to these employees which include price-based vesting triggers. The price-based option awards consisted of options to purchase an aggregate of 825,000 shares of Class A Common Stock. Of these, options for 206,250 shares with an exercise price of $6 per share will vest only at such time as the trailing average closing price of the Class A Common Stock during any 30 consecutive trading days during the term of the applicable employment agreements ("the trailing average") has been at least $6, options for 206,250 shares with an exercise price of $8 per share will vest only at such time as such trailing average has been at least $8, options for 206,250 shares with an exercise price of $10 per share will vest only at such time as such trailing average has been at least $10, and options for 206,250 shares with an exercise price of $12 per share will vest only at such time as such trailing average has been at least $12. Non-cash equity compensation expense of approximately $0.5 million was recorded for the year ending December 31, 2011 related to these price-based awards. The Company measured the fair value of these price-based awards as of the grant dates using the Monte Carlo Simulation method, which fair value is recognized over the expected service period of the awards. As of December 31, 2011, there was $0.5 million of total unrecognized compensation cost related to these price-based stock option awards to be recognized over the expected service period listed below. See above for the Monte Carlo Simulation method weighted average assumptions.

Restricted Stock and Restricted Stock Units

Restricted stock represents shares of common stock that are subject to restrictions on transfer and risk of forfeiture until the fulfillment of specified conditions. RSUs represent the contingent right to one share of Class A Common Stock. The Compensation Committee determines the vesting period and terms for the Company's restricted stock and RSUs, which may include service period-based, performance-based, or price-based vesting triggers. Service period-based restricted stock and RSUs are generally expensed ratably over the vesting period, typically ranging from three to four years. Performance-based and price-based RSUs vest only when the specific vesting triggers of the award are achieved. The amount of non-cash equity compensation expense the Company recognizes during a period is based on the portion of the restricted stock and RSU awards that are ultimately expected to vest. The Company estimates restricted stock and RSU forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Restricted stock and RSUs usually do not provide for accelerated vesting upon retirement, death, or disability unless specifically included in the applicable award agreement. Restricted stock and RSU expense for 2011, 2010 and 2009 was $3.1 million, $2.1 million and $5.1 million, respectively.

Service period-based restricted stock

The fair value of service period-based shares of restricted stock under the Prior Plans was determined based on the closing price of the Company's Class A Common Stock on the day preceding the grant date. As of December 31, 2011, all such shares had vested. As of December 31, 2010 and 2009, the weighted-average grant date fair values of service period-based nonvested shares were $0.1 million and $1.5 million, respectively. As of December 31, 2010, there was $0.2 million of total unrecognized compensation cost related to service period-based nonvested restricted stock to be recognized over a weighted-average period of less than one-half year.

A summary of the shares of service period-based restricted stock issued under the Prior Plans as of December 31, 2011 and changes during 2011 are as follows:

(in thousands, except share data)	Shares	Weighted Average Grant Date Value
Nonvested at December 31, 2010	61,693	$7.27
Vested (1)	(54,213)	7.31
Forfeitures	(7,480)	7.04
Nonvested at December 31, 2011	—	$ —

(1) Included in the gross shares vested during 2011 are 21,671 shares of Class A Common Stock which were surrendered by recipients in order to fulfill their tax withholding obligations.

The fair value of service period-based nonvested shares under the Stock Plan is determined based on the closing price of the Company's Class A Common Stock on the grant dates. As of December 31, 2010, the weighted-average grant date fair value of service period-based nonvested shares was $4.4 million. As of December 31, 2011, there was no unrecognized compensation cost related to service period-based nonvested restricted stock.

A summary of the shares of service period-based restricted stock issued under the Stock Plan that had not yet vested as of December 31, 2011 and changes during 2011 are as follows:

(in thousands, except share data)	Shares	Weighted Average Grant Date Value
Nonvested at December 31, 2010	320,922	$8.24
Granted	33,037	4.01
Vested (1)	(128,097)	6.93
Forfeitures (2)	(217,510)	8.52
Nonvested at December 31, 2011	8,352	$4.49

(1) Included in the gross shares vested during 2011 are 1,539 shares of Class A Common Stock which were surrendered by recipients in order to fulfill their tax withholding obligations.
(2) Included in the gross shares forfeited during 2011 are 200,000 shares of Class A Common Stock which were forfeited in connection with the July 2011 amended and restated employment agreement entered into between the Company and Charles A. Koppelman, the Executive Chairman of the Company. See "*Non-employee equity compensation*" below for further discussion.

Service period-based RSUs

The fair value of service period-based nonvested RSUs under the Stock Plan is determined based on the closing price of the Company's Class A Common Stock on the grant dates. As of December 31, 2011, the weighted-average grant date fair values of service period-based nonvested RSUs were $6.3 million. As of December 31, 2011, there was $1.7 million of total unrecognized compensation cost related to service period-based nonvested RSUs to be recognized over a weighted-average period of approximately 1.5 years.

A summary of the shares of service period-based RSUs issued under the Stock Plan that had not yet vested as of December 31, 2011 and changes during 2011 is as follows:

(in thousands, except share data)	Shares	Weighted Average Grant Date Value
Nonvested at December 31, 2010	—	$ —
Granted	639,698	4.11
Vested	(12,500)	3.95
Forfeitures (1)	(87,500)	3.95
Nonvested at December 31, 2011	539,698	$4.14

(1) Includes approximately 25,000 RSUs forfeited in connection with the departure of certain executives in the Merchandising segment.

Performance-based RSUs

During 2010 and 2009, the Company granted 550,000 and 351,625 RSUs, respectively, which contain vesting triggers based upon the Company's achievement of certain adjusted EBITDA targets over a performance period.

During 2010, in recognition of changing economic conditions and to ensure the continued retention and motivation of key employees, the Company's Compensation Committee approved modifications to the performance conditions associated with the RSUs issued during 2010 and 2009. The modifications effectively replaced performance condition vesting triggers with service-period vesting triggers. Consistent with requirements of ASC Topic 718, *Compensation—Stock Compensation*, the awards are being amortized over the requisite service period on a prospective basis from the date the Compensation Committee approved the removal of the performance conditions (December 3, 2010), which is deemed to be the grant date for accounting purposes.

The fair value of nonvested performance-based RSUs is determined based on the closing price of the Company's Class A Common Stock on the grant dates. As of December 31, 2011 and 2010, the weighted-average grant date fair values of nonvested performance-based RSUs were $0.9 million and $6.3 million, respectively. As of December 31, 2011, there was $0.4 million of total unrecognized compensation cost related to nonvested performance-based RSUs to be recognized over a weighted-average period of just under one year.

A summary of the performance-based RSUs issued under the Stock Plan that have not vested as of December 31, 2011 and changes during 2011 is as follows:

(in thousands, except share data)	Shares	Weighted Average Grant Date Value (1)
Nonvested at December 31, 2010	720,000	$4.62
Vested	(170,000)	4.62
Forfeitures (2)	(341,500)	4.62
Nonvested at December 31, 2011	208,500	$4.62

(1) The weighted average grant date value included in the table above was adjusted to reflect the impact of the modifications approved on December 3, 2010 to the 2010 and 2009 awards.
(2) Includes approximately 156,000 and 120,000 performance-based RSUs forfeited in connection with the departure of certain executives in the Merchandising segment and Corporate.

Price-based RSUs

The fair value of nonvested price-based RSUs under the Stock Plan is determined based on the closing price of the Company's Class A Common Stock on the grant dates. As of December 31, 2011, the weighted-average grant date fair values of nonvested price-based RSUs, all of which were issued during 2011, were $6.1 million. As of December 31, 2011, there was $0.5 million of total unrecognized compensation cost related to nonvested price-based RSUs to be recognized over a weighted-average period of approximately 1.5 years.

As of December 31, 2011, 440,000 price-based RSUs issued under the Stock Plan had not yet vested. The weighted average grant date value of these RSUs was $3.89. (See "RSU awards to new hires in 2011" below.)

RSU awards to new hires in 2011

The new members of the Company's executive management team received 350,000 RSUs, with service period vesting triggers, of which approximately 116,667 RSUs vest on each of the second, third, and fourth anniversaries of their employment start dates. Non-cash equity compensation expense of approximately $0.2 million was recorded during the year ended December 31, 2011 related to these awards. The Company measured the fair value of these service period-based awards as of the grant date and will recognize this fair value over the remaining service periods of the awards. As of December 31, 2011, there was $1.3 million of total unrecognized compensation cost related to these RSUs to be recognized over a period of 3.9 years.

The Company also made RSU awards to these executives which include price-based vesting triggers. The price-based RSUs consist of the contingent right to receive an aggregate of 440,000 shares of Class A Common Stock, of which 50,000 RSUs will vest at such time as the trailing average has been at least $6, an additional 110,000 RSUs will vest at such time as such trailing average has been at least $8, an additional 110,000 RSUs will vest at such time as such trailing average has been at least $10, an additional 110,000 RSUs will vest at such time as such trailing average has been at least $12, and the final 60,000 RSUs will vest at such time as the trailing average has been at least $14. Non-cash equity compensation expense of approximately $0.6 million was recorded during the year ended December 31, 2011 related to these price-based awards. The Company measured the fair value of these price-based awards as of the dates of issuance using the Monte Carlo Simulation method, which fair value is recognized over the expected service period of the awards. As of December 31, 2011, there was $0.5 million of total unrecognized compensation cost related to these price-based RSUs to be recognized over the expected service period listed below. The following table summarizes the assumptions used in the Monte Carlo Simulation method:

Risk-free interest rate	0.37 - 1.17%
Dividend	Zero
Expected volatility	67.83% - 70.20%
Expected service period	0.42 - 1.94 years
Estimated value of price-based RSUs	$0.87 - $4.43

Non-Employee Equity Compensation

On July 26, 2011, the Company and Charles A. Koppelman, the Executive Chairman of the Company, entered into an amended and restated employment agreement which amended Mr. Koppelman's employment term to extend from July 26, 2011 through the transition date, which was the earlier of December 31, 2011 and the date on which the Company's President and Chief Operating Officer began to report directly to the Board. The amended and restated employment agreement further provided that upon expiration of the employment term all outstanding equity awards held by Mr. Koppelman would vest and/or become exercisable, with the exception of 200,000 performance shares if such shares had not already vested. Additionally, the period for exercising any vested stock options held by Mr. Koppelman was extended to the later of one year from the employment termination date or one year from the date of termination of Mr. Koppelman's service as a director of the

Company, but in no event beyond the remaining term of the options. On July 26, 2011, the Company and Mr. Koppelman also entered into a services agreement, which provided that, commencing on the transition date, Mr. Koppelman would continue to serve as a member of the Board and that he would carry out other duties and responsibilities as assigned to him by the Board in a non-employee capacity. On September 15, 2011, the Company's President and Chief Operating Officer began reporting to the Board directly. Accordingly, Mr. Koppelman's employment with the Company terminated and the services agreement became effective. In connection with these agreements, Mr. Koppelman received cash severance payments of approximately $1.5 million and vested in all outstanding equity awards with the exception of 200,000 performance-based shares, which were forfeited. Mr. Koppelman also became entitled to receive Board fees on the same terms as apply to independent members of the Board, including an initial grant of RSUs equivalent to an equal number of shares of Class A Common Stock having a value of $50,000 on the transition date. Accordingly, Mr. Koppelman received 15,151 service-period based RSUs which vest 100% in September 2012. The vesting and forfeiture of Mr. Koppelman's equity awards in connection with his employment agreement are reflected in the tables presented previously in this Note 9. Additionally, Mr. Koppelman received price-based RSUs which consist of the contingent right to receive 100,000 shares of Class A Common Stock, of which 50,000 RSUs will vest at such time as the trailing average closing price of the Class A Common Stock has been at least $6, and an additional 50,000 RSUs will vest at such time as such trailing average has been at least $8. To the extent vested, the RSUs will settle on December 31, 2012 or, if earlier, Mr. Koppelman's termination of service as a Board member. Non-cash equity compensation expense of approximately $44,500 was recorded during the year ended December 31, 2011 related to these price-based awards. The Company measured the fair value of these price-based awards as of each reporting period using the Monte Carlo Simulation method, which fair value is recognized over the expected service period of the awards. As of December 31, 2011, there was $0.2 million of total unrecognized compensation cost related to these price-based RSUs to be recognized over the expected service period listed below. The following table summarizes the assumptions used in the Monte Carlo Simulation method:

Risk-free interest rate	0.12%
Expected volatility	67.38%
Expected service period	0.37 - 0.57 years
Dividend	Zero
Estimated value of price-based RSUs	$1.61 - $2.64

On August 11, 2006, in connection with Mark Burnett's continued services as executive producer of the syndicated daytime television show, *The Martha Stewart Show*, the Company issued to Mr. Burnett a warrant to purchase up to 833,333 shares of Class A Common Stock at an exercise price of $12.59 per share, subject to vesting pursuant to certain performance criteria. During 2007, the warrant vested with respect to one-half the shares and was exercised on a cashless basis, pursuant to which Mr. Burnett acquired 154,112 shares and forfeited 262,555 shares based on the closing price of the Class A Common Stock of $19.98 the day prior to exercise. The balance of this warrant vested later in 2007 and remained outstanding as of December 31, 2011. This warrant expires in March 2012.

Mr. Burnett's warrant was issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The warrant issued to Mr. Burnett is not covered by the Company's existing equity plans. In connection with the warrant, the Company also entered into a registration rights agreement with Mr. Burnett and the Company thereafter registered the shares covered under the warrant agreement, in addition to certain other shares, pursuant to a registration statement on Form S-3 filed with the SEC.

10. INCOME TAXES

The Company follows ASC Topic 740, Income Taxes ("ASC 740"). Under the asset and liability method of ASC 740, deferred assets and liabilities are recognized for the future costs and benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company periodically reviews the requirements for a valuation allowance and makes adjustments to such allowances when changes in circumstances result in changes in management's judgment about the future

realization of deferred tax assets. ASC 740 places more emphasis on historical information, such as the Company's cumulative operating results and its current year results than it places on estimates of future taxable income. Therefore the Company has established a valuation allowance of $83.8 million against certain deferred tax assets as of December 31, 2011. In addition, the Company has recorded a net deferred tax liability of $5.8 million which is attributable to differences between the financial statement carrying amounts of current and prior year acquisitions of certain indefinite-lived intangible assets and their respective tax bases. The Company intends to maintain a valuation allowance until evidence would support the conclusion that it is more likely than not that the deferred tax asset could be realized.

The (provision)/benefit for income taxes consist of the following for 2011, 2010, and 2009:

(in thousands)	2011	2010	2009
Current Income Tax (Expense)/Benefit			
Federal	$ —	$ —	$ (40)
State and local	29	(236)	(207)
Foreign	(262)	(154)	(132)
Total current income tax (expense)/benefit	(233)	(390)	(379)
Deferred Income Tax (Expense)			
Federal	(1,149)	(1,133)	(1,112)
State and local	(198)	(194)	(235)
Total deferred income tax (expense)	(1,347)	(1,327)	(1,347)
Income tax provision from continuing operations	$(1,580)	$(1,717)	$(1,726)

A reconciliation of the federal income tax provision from continuing operations at the statutory rate to the effective rate for 2011, 2010, and 2009 is as follows:

(in thousands)	2011	2010	2009
Computed tax benefit at the federal statutory rate of 35%	$ 4,879	$ 2,757	$ 4,499
State income taxes, net of federal benefit	(50)	(130)	(99)
Non-deductible compensation	(30)	(532)	(1,414)
Non-deductible expense	(132)	(156)	(153)
Tax on foreign income	(262)	(154)	(132)
Valuation allowance	(6,090)	(3,681)	(4,332)
Other	105	179	(95)
Provision for income taxes	$(1,580)	$(1,717)	$(1,726)
Effective tax rate	11.3%	21.8%	13.4%

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2011 and 2010 were as follows:

(in thousands)	2011	2010
Deferred Tax Assets		
Provision for doubtful accounts	$ 955	$ 917
Accrued rent	1,688	1,504
Reserve for newsstand returns	52	272
Accrued compensation	9,620	8,322
Deferred royalty revenue	131	275
NOL/credit carryforwards	56,777	51,736
Depreciation	5,778	5,889
Amortization of intangible assets	8,987	7,748
Other	482	1,108
Total deferred tax assets	84,470	77,771
Deferred Tax Liabilities		
Prepaid expenses	(624)	(808)
Amortization of intangible assets	(5,874)	(4,527)
Total deferred tax liabilities	(6,498)	(5,335)
Valuation allowance	(83,846)	(76,963)
Net Deferred Tax Liability	$ (5,874)	$ (4,527)

At December 31, 2011, the Company had aggregate federal net operating loss carryforwards of $118.8 million (before-tax), which will be available to reduce future taxable income through 2031, with the majority expiring in years 2024 and 2025. The Company had federal and state tax credit carryforwards of $2.9 million which begin to expire in 2014. To the extent the Company achieves positive net income in the future, the net operating loss and credits carryforwards may be utilized and the Company's valuation allowance will be adjusted accordingly.

ASC 740 further establishes guidance on the accounting for uncertain tax positions. As of December 31, 2011, the Company had an ASC 740 liability balance of $72,000. Of this amount, $50,000 represented unrecognized tax benefits, which if recognized at some point in the future would favorably impact the effective tax rate, and $22,000 is interest. The Company treats interest and penalties due to a taxing authority on unrecognized tax positions as interest and penalty expense. As of December 31, 2011 and December 31, 2010, the Company recorded $22,000 and $82,000 of accrued interest and penalties in the consolidated balance sheets. Following is a reconciliation of the Company's total gross unrecognized tax benefits for 2011 and 2010.

(in thousands)	2011	2010
Gross balance at January 1	$ 213	$131
Additions based on tax positions related to the current year	—	—
Additions for tax positions of prior years	16	82
Reductions for tax positions of prior years	—	—
Settlements	(179)	—
Reductions due to lapse of applicable statute of limitations	—	—
Gross balance at December 31	50	213
Interest and penalties	22	82
Balance including interest and penalties at December 31	$ 72	$295

The Company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2005 and state examinations for the years before 2003. The Company does not anticipate that the liability will change significantly over the next 12 months.

11. RELATED PARTY TRANSACTIONS

On June 13, 2008, the Company entered into an intangible asset license agreement (the "Intangible Asset License Agreement") with MS Real Estate Management Company ("MSRE"), an entity owned by Martha Stewart. The Intangible Asset License Agreement is retroactive to September 18, 2007 and has a five-year term.

Pursuant to the Intangible Asset License Agreement, the Company pays an annual fee of $2.0 million to MSRE for the perpetual, exclusive right to use Ms. Stewart's lifestyle intangible asset in connection with Company products and services and to access various real properties owned by Ms. Stewart during the term of the agreement. On February 8, 2010, the Company executed an amendment to the Intangible Asset License Agreement. Pursuant to the amendment, for 2010 only, the annual fee of $2.0 million that was otherwise payable on or about September 15, 2010 was reduced to $1.95 million and paid in two installments, the first of which was $0.95 million and was paid on February 9, 2010; and the remainder of which was paid on September 15, 2010 as originally scheduled. The $2.0 million annual fee for 2011 was paid on September 15, 2011.

MSRE is responsible, at its expense, to maintain and landscape the properties in a manner consistent with past practices; provided, however, that the Company is responsible for approved business expenses associated with security and telecommunications systems and security personnel related to Ms. Stewart at the properties, and must reimburse MSRE for up to $0.1 million of approved and documented household expenses. In each of the years ended December 31, 2011 and 2010, the Company reimbursed MSRE $0.1 million for approved and documented household expenses.

The Company also reimbursed MSRE for certain costs borne by MSRE associated with various Company business activities which were conducted at properties covered by the Intangible Asset License Agreement. For 2011, reimbursements for these costs were insignificant. For 2010, the Company reimbursed MSRE $0.1 million for these costs. No similar costs were reimbursed in 2009.

On February 28, 2001, the Company entered into a Split-Dollar Agreement with Martha Stewart and The Martha Stewart Family Limited Partnership (the "MS Partnership"), under which the Company agreed to pay a significant portion of the premiums on whole life policies insuring Ms. Stewart. The policies were owned by and benefited the MS Partnership. Due to uncertainty as to whether such arrangements constituted prohibited loans to executive officers and directors after the enactment of the Sarbanes-Oxley Act in 2002, the Split-Dollar Agreement was amended so that the Company would not be obligated to make further premium payments after 2002.

Because the intent of the agreement was frustrated by the enactment of Sarbanes-Oxley and so that the parties could realize the existing cash surrender value of the policies rather than risking depleting the future surrender value, the Company, Ms. Stewart and the MS Partnership terminated the Split-Dollar Agreement, as amended, effective November 9, 2009. In connection with the termination, the MS Partnership agreed to surrender and cancel the policies subject to the Split-Dollar Agreement for their cash surrender value as of such date. As part of the arrangement the Company reimbursed the MS Partnership approximately $0.3 million for the premiums paid towards the policies (which amount, if determined to be taxable, would be subject to a tax gross-up).

In April 2009, the Company entered into an amended and restated employment agreement (the "2009 Employment Agreement") with Martha Stewart which replaced the existing agreement between the Company and Ms. Stewart that was scheduled to expire in September 2009. The 2009 Employment Agreement expires March 31, 2012. The Company expects to enter into an extension of Ms. Stewart's employment agreement prior

to its expiration. During the term of the 2009 Employment Agreement, Ms. Stewart is entitled to talent compensation of $2.0 million per year. In addition, she is entitled to an annual bonus in an amount determined by the Compensation Committee, with a target bonus equal to $1.0 million and a maximum annual bonus of 150% of the target amount. Ms. Stewart received a $3.0 million make whole/retention payment in connection with the execution of the agreement, which amount is subject to pro-rata forfeiture in the event Ms. Stewart terminates the agreement without good reason or the Company terminates the agreement with cause. Separately, Ms. Stewart's compensation includes a portion of personnel costs paid by the Company for individuals performing work on her behalf.

For discussion of agreements with Charles A. Koppelman, the Company's Executive Chairman, see Note 9, *Employee and Non-Employee Benefit and Compensation Plans,* specifically under *Non-Employee Equity Compensation.*

Related party compensation expense includes salary, bonus and non-cash equity compensation as determined under ASC Topic 718. Alexis Stewart, the daughter of Martha Stewart, is a beneficial owner of more than 10% of the Company's stock. She has been employed by the Company and has served as a co-host of a Company television show and a co-host of a Company radio show. The Company paid Alexis Stewart aggregate compensation of $0.3 million, $0.4 million and $0.4 million in 2011, 2010 and 2009, respectively. The Company has also employed certain other members of Martha Stewart's and Charles Koppelman's family. Aggregate compensation for these employees was $0.7 million, $0.7 million and $0.6 million in 2011, 2010 and 2009, respectively.

Prior to the sale of its interest in WeddingWire and recording the other-than-temporary loss on its investment in pingg, the Company had determined that these cost-based investments represented interests in VIEs. See Note 2, *Summary of Significant Accounting Policies*, specifically under *Investments in other non-current assets,* for further discussion. The Company derived digital advertising revenues from these VIEs, a portion of which were payable to the VIEs. For 2011, total revenues and payables from these investments were $0.1 million and $0.2 million, respectively. For 2010, total revenues and payables from these investments were $0.5 million and $0.2 million, respectively.

For the years ended December 31, 2011, 2010 and 2009, respectively, the Company made charitable contributions of $30,000, $20,000, and $40,000 to a foundation with which Martha Stewart is affiliated.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office facilities, filming locations, and equipment under operating lease agreements. The Company expects to vacate its television production facilities at 221 West 26th Street and its executive and administrative office for television production at 226 West 26th Street at the end of the second quarter of 2012. Leases for the Company's other offices and facilities expire between 2012 and 2018, and some of these leases are subject to the Company's renewal. Total rent expense charged to operations for all such leases, inclusive of the Company's television production facilities and television administrative offices, was approximately $13.5 million, $14.0 million, and $15.2 million for the years ended December 31, 2011, 2010, and 2009, respectively, net of sublease income of $1.3 million, $1.3 million and $0.7 million in 2011, 2010 and 2009, respectively. Rent expense for operating leases, which may include free rent or fixed escalation amounts in addition to minimum lease payments, is recognized on a straight-line basis over the duration of each lease term.

The following is a schedule of future minimum payments under operating leases at December 31, 2011. The table includes total minimum lease payment commitments which include rent and other charges:

(in thousands)	Operating Lease Payments	Sublease Income	Net Operating Lease Payments
2012	$12,476	$1,065	$11,411
2013	9,113	401	8,712
2014	7,941	414	7,527
2015	8,147	426	7,721
2016	7,918	439	7,479
Thereafter	8,838	—	8,838
Total	$54,433	$2,745	$51,688

Operating lease obligations are shown net of sublease income in this table.

Legal Matters

On January 23, 2012, Macy's Inc. and Macy's Merchandising Group, Inc. (together, the "Macy's plaintiffs") filed a lawsuit against the Company in the Supreme Court of the State of New York, County of New York titled Macy's, Inc. and Macy's Merchandising Group, Inc. v. Martha Stewart Living Omnimedia, Inc. In such lawsuit, the Macy's plaintiffs claim that the Company's planned activities under its commercial agreement with J.C. Penney Corporation, Inc. materially breach the agreement between the Company and Macy's Merchandising Group, Inc. dated April 3, 2006 (the "Macy's Agreement"). The Macy's plaintiffs seek a declaratory judgment, preliminary and permanent injunctive relief, and incidental and other damages. The Macy's plaintiffs initially filed a motion for a preliminary injunction and subsequently withdrew the motion without prejudice. On February 10, 2012, the Company filed an answer to the Macy's plaintiffs' original complaint and asserted three counterclaims against the Macy's plaintiffs, alleging that Macy's, Inc. and Macy's Merchandising Group, Inc. had breached the Macy's Agreement by, among other things, failing to maximize net sales. The Macy's plaintiffs have denied the allegations of the counterclaims. The Company believes that it has meritorious defenses to the claims made by the Macy's plaintiffs, and intends to vigorously defend such claims. If the lawsuit against the Company is successful and the Company is enjoined, some of the future benefits the Company anticipates receiving from its relationship with J. C. Penney Corporation, Inc. could be reduced.

The Company is a party to other legal proceedings in the ordinary course of business, including product liability claims for which the Company is indemnified by its licensees. None of these proceedings is deemed material.

Other

See Note 7, *Credit Facilities*, for discussion of the Company's line of credit with Bank of America.

13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, including per share data)

Year ended December 31, 2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$52,675	$54,860	$52,204	$61,694	$221,433
Operating (loss) / income	(6,776)	(2,486)	(9,294)	(38)	(18,594)
Net (loss) / income	$(7,077)	$(2,938)	$(9,701)	$ 4,197	$(15,519)
(Loss)/earnings per share—basic and diluted	$ (0.13)	$ (0.05)	$ (0.18)	$ 0.07	$ (0.28)
Weighted average common shares outstanding					
Basic	54,716	54,766	54,990	59,015	55,881
Diluted	54,716	54,766	54,990	59,606	55,881

Year ended December 31, 2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$53,236	$55,299	$49,688	$72,590	$230,813
Operating (loss)/income	(3,369)	(803)	(7,908)	3,417	(8,663)
Net (loss)/income	$ (3,865)	$ (1,249)	$ (8,586)	$ 4,104	$ (9,596)
(Loss)/earnings per share—basic	$ (0.07)	$ (0.02)	$ (0.16)	$ 0.08	$ (0.18)
(Loss)/earnings per share—diluted	$ (0.07)	$ (0.02)	$ (0.16)	$ 0.07	$ (0.18)
Weighted average common shares outstanding					
Basic	54,327	54,389	54,487	54,512	54,440
Diluted	54,327	54,389	54,487	55,789	54,440

Note: Basic and diluted earnings per share are computed independently for each quarter and full year presented. Accordingly, the sum of the quarterly earnings per share data may not agree with the calculated full year earnings per share.

Fourth Quarter 2011 Items:

Results include an approximate $1.3 million non-cash impairment charge related to a previously acquired television content library, a gain on sale of a cost-based investment of approximately $7.6 million, and other-than-temporary loss charges on cost-based investments of approximately $2.7 million.

14. INDUSTRY SEGMENTS

The Company is an integrated media and merchandising company providing consumers with inspiring lifestyle content and programming, and well-designed, high-quality products. The Company's business segments are Publishing, Broadcasting and Merchandising.

The Publishing segment primarily consists of the Company's operations related to its magazines and books, as well as its digital operations which includes the content-driven website, www.marthastewart.com. The Broadcasting segment primarily consists of the Company's television production operations and its satellite radio operations. Seasons 1 through 5 of *The Martha Stewart Show* aired in syndication over a twelve-month period from mid-September 2005 through mid-September 2010. Season 6 of *The Martha Stewart Show* aired on Hallmark Channel also over a 12-month period beginning and ending in the middle of September, with season 7 of *The Martha Stewart Show* airing on Hallmark Channel through September 2012. The Merchandising segment consists of the Company's operations related to the design of merchandise and related promotional and packaging materials that are licensed to and distributed by its retail and manufacturing partners.

The accounting policies for the Company's business segments are the same as those described in Note 2, *Summary of Significant Accounting Policies*. Segment information for 2011, 2010, and 2009 is as follows:

(in thousands)	Publishing	Broadcasting	Merchandising	Corporate	Consolidated
2011					
Revenues	$140,857	$31,962	$48,614	$ —	$221,433
Non-cash equity compensation	(682)	(67)	(224)	(4,523)	(5,496)
Depreciation and amortization	(774)	(470)	(32)	(2,702)	(3,978)
Restructuring charges	(828)	(600)	(13)	(3,675)	(5,116)
Operating income/(loss)	(6,464)	(4,740)	29,972	(37,362)	(18,594)
Total assets	83,769	28,352	81,199	22,800	216,120
Capital expenditures	1,221	32	7	1,619	2,879
2010					
Revenues	$145,573	$42,434	$42,806	$ —	$230,813
Non-cash equity compensation	(552)	(230)	(803)	(3,816)	(5,401)
Depreciation and amortization	(1,127)	(878)	(43)	(2,584)	(4,632)
Operating income/(loss)	2,650	(1,578)	25,001	(34,736)	(8,663)
Total assets	91,914	39,092	73,659	17,649	222,314
Capital expenditures	815	843	10	3,039	4,707
2009					
Revenues	$146,100	$46,111	$52,566	$ —	$244,777
Non-cash equity compensation	(1,233)	(889)	(1,468)	(4,357)	(7,947)
Depreciation and amortization	(2,191)	(1,389)	(62)	(4,232)	(7,874)
Impairment charge-other asset	—	—	11,432	—	11,432
Operating income/(loss)	(169)	6,140	25,651	(43,590)	(11,968)
Total assets	92,393	27,458	75,711	34,229	229,791
Capital expenditures	337	23	99	8,150	8,609

15. RESTRUCTURING CHARGES

The Company incurred approximately $5.1 million in restructuring charges during 2011. Restructuring charges include employee severance and other employee-related termination costs, as well as certain consulting and recruiting costs. Included in the $5.1 million restructuring charge is an approximate $0.5 million reversal of non-cash equity compensation expense related to certain employee departures.

16. OTHER INFORMATION

The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses. The carrying amount of these accounts approximates fair value.

The Company's revenues from foreign sources were $9.8 million, $6.5 million and $10.8 million in 2011, 2010 and 2009, respectively.

The Company's revenues from Kmart Corporation—which predominately are included in the Merchandising segment—relative to the Company's total revenues were approximately 11% for 2009.

Advertising expense, including subscription acquisition costs, was $15.3 million, $14.3 million, and $14.8 million for 2011, 2010, and 2009, respectively.

Production, distribution and editorial expenses; selling and promotion expenses; and general and administrative expenses are all presented exclusive of depreciation and amortization, impairment charges and restructuring charges, which are shown separately within "Operating Costs and Expenses."

Interest paid in 2011, 2010, and 2009 was $0.3 million, $0.5 million, and $0.5 million, respectively, and was predominantly related to the Company's loan with Bank of America that it paid off in December 2011.

Income taxes paid in 2011, 2010, and 2009 were $0.6 million, $0.5 million, and $0.3 million, respectively.

17. SUBSEQUENT EVENTS

Line of credit

During February 2012, the Company increased its line of credit with Bank of America to $25.0 million, incorporating the previous $5.0 million line, which proceeds are available for investment opportunities, working capital, and the issuance of letters of credit. See Note 7, *Credit Facilities*, for further discussion of the Company's line of credit with Bank of America. The interest rate on outstanding amounts is equal to a floating rate of 1-month LIBOR Daily Floating Rate plus 1.85%. The unused commitment fee is equal to 0.25%. The line of credit terms require the Company to be in compliance with certain financial and other covenants. A summary of the most significant financial covenants is as follows:

Financial Covenants	
Tangible Net Worth	At least $40.0 million
Current Ratio	At least 1.75 to 1.0
Unencumbered liquid assets	Equal to or greater than outstanding principal balance plus accrued interest

The loan agreement also contains a variety of other customary affirmative and negative covenants. The loan agreement expires February 14, 2013 and any then outstanding amounts borrowed under the agreement are then due and payable.

Legal Matters

See Note 12, *Commitments and Contingencies*, specifically under *Legal Matters*, for discussion of litigation initiated subsequent to December 31, 2011.

MARTHA STEWART LIVING OMNIMEDIA, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Description	Balance, Beginning of Year	Additions Charged to Revenues, Costs and Expenses	Additions/ (Deductions) Charged to Balance Sheet Accounts	(Deductions) Charged to Revenues, Costs and Expenses	Balance, End of Year
Allowance for doubtful accounts:					
Year ended December 31,					
2011	$ 1,502	$1,196	$ (334)	$ (734)	$ 1,630
2010	1,351	773	(144)	(478)	1,502
2009	1,502	716	(131)	(736)	1,351
Reserve for audience underdelivery:					
Year ended December 31,					
2011	$ —	$ —	$ —	$ —	$ —
2010	2,857	2,065	(3,605)	(1,317)	—
2009	1,869	2,434	(336)	(1,110)	2,857
Reserve for valuation allowance on the deferred tax asset:					
Year ended December 31,					
2011	$76,963	$6,883	$ —	$ —	$83,846
2010	73,282	3,681	—	—	76,963
2009	68,003	4,332	947	—	73,282

NOTICE OF 2012
ANNUAL MEETING OF STOCKHOLDERS
AND PROXY STATEMENT

MARTHA STEWART LIVING OMNIMEDIA, INC.

TABLE OF CONTENTS

	Page
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS	
GENERAL INFORMATION	1
PROPOSAL 1 – ELECTION OF DIRECTORS	4
MEETINGS AND COMMITTEES OF THE BOARD	6
COMPENSATION OF NON-EMPLOYEE DIRECTORS	13
DIRECTOR COMPENSATION TABLE	15
INFORMATION CONCERNING EXECUTIVE OFFICERS	16
PROPOSAL 2 – APPROVAL OF AN AMENDMENT TO THE OMNIBUS STOCK AND OPTION COMPENSATION PLAN	17
PROPOSAL 3 – ADVISORY VOTE ON THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS	24
COMPENSATION COMMITTEE REPORT	25
COMPENSATION DISCUSSION AND ANALYSIS	25
SUMMARY COMPENSATION TABLE	33
GRANTS OF PLAN-BASED AWARDS IN 2011	35
EXECUTIVE COMPENSATION AGREEMENTS	39
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2011	46
OPTION EXERCISES AND STOCK VESTED DURING 2011	49
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL	50
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	53
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	56
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS	56
REPORT OF THE AUDIT COMMITTEE	62
INDEPENDENT PUBLIC ACCOUNTANTS	63
ANNUAL REPORTS	63
"HOUSEHOLDING" OF PROXY MATERIALS	63
PROPOSALS OF STOCKHOLDERS	64
OTHER MATTERS	64



April 9, 2012

Dear Stockholder:

You are cordially invited to attend the 2012 Annual Meeting of Stockholders of Martha Stewart Living Omnimedia, Inc. Our 2012 Annual Meeting will be held on Wednesday, May 23, 2012 at 12:00 p.m., New York City time. We are very pleased that this year's annual meeting will be our first completely virtual meeting of stockholders. You will be able to attend the 2012 Annual Meeting and vote during the meeting via live webcast by visiting *www.virtualshareholdermeeting.com/mso* when you enter your 12-digit Control Number.

As permitted by the rules of the Securities and Exchange Commission, we are also pleased to be furnishing our proxy materials to stockholders primarily over the Internet. We believe this process expedites stockholders' receipt of the materials, lowers the costs of our annual meeting, and conserves natural resources. On April 9, 2012, we mailed our stockholders a notice containing instructions on how to access our 2012 Proxy Statement and 2011 Annual Report and vote online. The notice also included instructions on how you can receive a paper copy of the proxy materials, including the notice of annual meeting, 2012 Proxy Statement and proxy card. If you received your proxy materials by mail, the notice of annual meeting, 2012 Proxy Statement and proxy card from our Board of Directors were enclosed. You will find your 12-digit Control Number on your notice or your proxy card, depending on which you received.

At this year's stockholders' meeting, you will be asked to elect seven directors to our Board of Directors and to approve an increase in the number of shares reserved for issuance under our Omnibus Stock and Option Compensation Plan. You will also be asked to cast an advisory vote to approve named executive officer compensation. Our Board of Directors unanimously recommends a vote FOR each of the nominees, FOR the increase in shares reserved for issuance under the plan and FOR approval of named executive officer compensation.

It is important that your shares be represented and voted at the meeting regardless of the size of your holdings and whether you plan to attend the meeting. Accordingly, please vote your shares as soon as possible in accordance with the instructions you received.

I am very much looking forward to our 2012 Annual Meeting of Stockholders.

Sincerely,

LISA GERSH
President and Chief Operating Officer

601 West 26th Street New York, New York 10001 (212) 827-8000

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MARTHA STEWART LIVING OMNIMEDIA, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On May 23, 2012

To the Stockholders:

The 2012 Annual Meeting of Stockholders of Martha Stewart Living Omnimedia, Inc., a Delaware corporation, will be held Wednesday, May 23, 2012 at 12:00 p.m., New York City time. Attend the 2012 Annual Meeting online, vote your shares electronically and submit questions during the meeting, by visiting *www.virtualshareholdermeeting.com/mso.* Be sure to have your 12-digit Control Number to enter the meeting. The meeting will be held for the following purposes:

1. To elect seven directors to our Board of Directors, each to hold office until our 2013 annual meeting of stockholders or until their successors are duly elected and qualified;

2. To approve an amendment to the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan to increase the number of shares reserved for issuance;

3. To cast a non-binding advisory vote to approve named executive officer compensation ("say-on-pay"); and

4. To transact such other business as may properly come before the 2012 Annual Meeting or any adjournments or postponements thereof.

Only holders of record of our Class A Common Stock and Class B Common Stock as of the close of business on March 28, 2012 are entitled to notice of, and will be entitled to vote at, the 2012 Annual Meeting. A list of those stockholders will be open for examination by any stockholder for any purpose germane to the meeting during the 10-day period preceding the 2012 Annual Meeting at our offices located at 601 West 26th Street, New York, New York, 9th floor, during ordinary business hours and electronically during the 2012 Annual Meeting at *www.virtualshareholdermeeting.com/mso* when you enter your 12-digit Control Number.

You have three options for submitting your vote before the 2012 Annual Meeting:

- Internet, through computer or mobile device such as a tablet or smartphone;

- Phone; or

- Mail.

By order of the Board of Directors,

DANIEL TAITZ
Chief Administrative Officer, General Counsel and Secretary

New York, New York
April 9, 2012

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to attend the 2012 Annual Meeting on the Internet, please follow the instructions you received to vote your shares as soon as possible, to ensure that your shares are represented.

Please note that we are only mailing a full set of our proxy materials for the 2012 Annual Meeting to those stockholders who specifically request printed copies. If you have only received a Notice Regarding the Availability of Proxy Materials in the mail and wish to request printed copies, please follow the instructions in the Notice.

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MARTHA STEWART LIVING OMNIMEDIA, INC.
601 West 26th Street
New York, New York 10001

PROXY STATEMENT

GENERAL INFORMATION

In this Proxy Statement, the terms "we," "us," "our," "the Company" and "MSO" refer to Martha Stewart Living Omnimedia, Inc., a Delaware corporation.

This Proxy Statement is being furnished to holders of our Class A common stock, par value $.01 per share ("Class A Common Stock"), and Class B common stock, par value $0.1 per share ("Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"), in connection with the solicitation of proxies by our Board of Directors (the "Board") for use at our 2012 Annual Meeting of Stockholders (the "Annual Meeting").

At the Annual Meeting, our stockholders will be asked:

1. To elect seven directors to our Board, each to hold office until our 2013 annual meeting of stockholders or until their successors are duly elected and qualified;
2. To approve an amendment to the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Stock Option Compensation Plan (the "Stock Plan") to increase the number of shares reserved for issuance by 4,557,272 shares;
3. To cast a non-binding advisory vote to approve named executive officer compensation ("say-on-pay"); and
4. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

ATTENDING THE ANNUAL MEETING

The Company will be hosting the Annual Meeting live via the Internet on Wednesday, May 23, 2012. A summary of the information you need to attend the 2012 Annual Meeting online is provided below:

- Any stockholder can attend the Annual Meeting live via the Internet at *www.virtualshareholdermeeting.com/mso*
- Webcast starts at 12:00 p.m. New York City time
- Stockholders may vote and submit questions while attending the Annual Meeting on the Internet
- Please have your 12-digit Control Number (found on your notice or proxy card) to enter the Annual Meeting
- Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at *www.virtualshareholdermeeting.com/mso*
- Webcast replay of the Annual Meeting will be available until May 1, 2013.

STOCKHOLDER FORUM

Stockholders may access our stockholder forum at *www.theinvestornetwork.com/forum/mso*. The forum provides validated stockholders the ability to learn more about our Company and submit questions in advance of the Annual Meeting. Stockholders may also view the Company's proxy materials, vote through the Internet and access

the live webcast of the meeting through the stockholder forum. To access the forum, you must have available your 12-digit Control Number, which can be found on your notice or proxy card.

SHARES OUTSTANDING AND ENTITLED TO VOTE ON RECORD DATE

Only holders of record of our Class A Common Stock and Class B Common Stock at the close of business on March 28, 2012 (the "Record Date") are entitled to notice of, and will be entitled to vote at, the Annual Meeting. Each share of our Class A Common Stock entitles its holder to one vote, while each share of our Class B Common Stock entitles its holder to ten votes. Holders of our Class A Common Stock and Class B Common Stock will vote together as a single class on all matters to be voted upon at the Annual Meeting. As of the Record Date, there were 40,912,688 shares of Class A Common Stock and 25,984,625 shares of Class B Common Stock outstanding. All of our outstanding shares of Class B Common Stock are beneficially owned by Martha Stewart, Founder, Chief Editorial, Media and Content Officer and a director of the Company. As a result, Ms. Stewart controls the vote on the stockholder matters being submitted to a vote at the Annual Meeting.

INFORMATION ABOUT THIS PROXY STATEMENT

We are furnishing our proxy materials to stockholders primarily over the Internet. On April 9, 2012, we mailed to our stockholders a Notice Regarding the Availability of Proxy Materials (the "Notice"). If you received a Notice by mail, you will not receive a printed copy of the proxy materials, unless you specifically request one. Instead, the Notice instructs you on how to access and review all of the important information contained in this Proxy Statement and in our 2011 Annual Report, as well as how to submit your proxy, over the Internet. If you received the Notice and would still like to receive a printed copy of our proxy materials, you may request a printed copy of the proxy materials by following the instructions on the Notice. On April 9, 2012, we also began to mail a printed copy of this Proxy Statement, our 2011 Annual Report and form of proxy to certain stockholders who had previously requested printed copies.

VOTING AND REVOCATION OF PROXIES

If you are a stockholder of record, there are three ways to vote by proxy:

- By Internet – You can vote over the Internet at *www.proxyvote.com* by following the instructions on the Notice or, if you received your proxy materials by mail, by following the instructions on the proxy card.
- By telephone – If you received your proxy materials by mail or if you request paper copies of the proxy materials, stockholders located in the United States can vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card.
- By mail – If you received your proxy materials by mail or if you request paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern time on May 22, 2012. Submitting your proxy by any of these methods will not affect your ability to attend the Annual Meeting and vote during the Annual Meeting at *www.virtualshareholdermeeting.com/mso.*

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting also will be offered to stockholders owning shares through certain banks and brokers.

If you submit proxy voting instructions, the individuals named as proxyholders will vote your shares in the manner you indicate. If you submit proxy voting instructions but do not direct how your shares will be voted, the individuals named as proxyholders will vote your shares **FOR** the election of the nominees for director, **FOR** the increase in the shares reserved for issuance under the Stock Plan and **FOR** approval of named executive officer compensation (say-on-pay), and in the discretion of the proxyholders upon such other matters as may come before the Annual Meeting.

Our Board does not currently intend to bring any business before the Annual Meeting other than the election of directors, an increase in the shares reserved for issuance under the Stock Plan and the advisory vote to approve named executive officer compensation. So far as is known to our Board, no other matters are expected to be brought before the stockholders at the Annual Meeting. If any other business properly comes before the stockholders at the Annual Meeting, however, it is intended that the individuals named as proxyholders will vote on such matters in accordance with their discretion.

A stockholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by:

- attending the Annual Meeting and voting via the Internet;
- voting again by the Internet or telephone (only the last vote cast by each stockholder of record will be counted), provided that the stockholder does so before 11:59 p.m. Eastern time on May 22, 2012; or
- delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or telephone, but prior to the date of the Annual Meeting, stating that the proxy is revoked;
- signing and delivering a subsequently dated proxy card prior to the vote at the Annual Meeting.

You should send any written notice or new proxy card to Martha Stewart Living Omnimedia, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. You may request a new proxy card by calling Martha Stewart Living Omnimedia, Inc. at (212) 827-8455.

QUORUM AND VOTING REQUIREMENTS

The required quorum for the transaction of business at our Annual Meeting is a majority of the voting power of our outstanding Class A Common Stock and Class B Common Stock entitled to vote on the Record Date, which shares must be present in person or represented by proxy at the Annual Meeting.

The election of directors set forth in Proposal 1 requires a plurality of the votes cast. Accordingly, the seven directorships to be filled at the Annual Meeting will be filled by the seven nominees receiving the highest number of votes. Only votes cast FOR a director constitute affirmative votes; votes that are withheld will have no effect on the outcome of the vote.

Proposal 2 (increase in Stock Plan shares) and Proposal 3 (say-on-pay advisory vote) require the affirmative vote of a majority of the voting power represented by the shares present in person or represented by proxy and entitled to vote on the Proposals. Abstentions will have the same effect as a vote against Proposal 2 and Proposal 3.

Votes that are withheld or that abstain will be counted for purposes of determining whether there is a quorum at the Annual Meeting. Because all of the Proposals are considered non-routine matters, if shares are held in street name, brokers may not vote the shares without specific instructions. These "broker non-votes" will have no effect on the determination of a quorum or the outcome of the vote on any Proposal.

SOLICITATION OF PROXIES AND EXPENSES

We bear the costs of the preparation of proxy materials and the solicitation of proxies from our stockholders. In addition to the solicitation of proxies by mail, our directors, officers and employees may solicit proxies from stockholders by telephone, letter, facsimile, email, in person or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. Upon request, we will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses to forward our proxy materials to beneficial owners in accordance with applicable rules. We will not employ the services of an independent proxy solicitor in connection with our Annual Meeting.

PROPOSAL 1

ELECTION OF DIRECTORS

INFORMATION CONCERNING NOMINEES AND DESIGNATED DIRECTORS

Our Board currently consists of twelve directors. Immediately prior to the start of the Annual Meeting, the number of directors will be reduced to nine. Seven of the nine directors will be determined by the vote of the holders of Common Stock at the Annual Meeting.

At the Annual Meeting, such seven directors will be elected by holders of Common Stock to hold office until our 2013 annual meeting of stockholders or until their successors are duly elected and qualified. Our Nominating and Corporate Governance Committee (the "Governance Committee") is charged with identifying and evaluating individuals qualified to serve as members of the Board and recommending to the full Board nominees for election by holders of Common Stock as directors. In addition, as part of her employment agreement, we committed to Lisa Gersh, currently our President and Chief Operating Officer, to nominate her as a director in connection with each annual meeting of stockholders during the term of that agreement. We seek directors with established professional reputations and experience in areas relevant to our operations. While we do not have a formal diversity policy for Board membership, we seek directors with a diversity of skills and experience in areas that are relevant to our business and activities. The seven nominees for election as directors by the holders of Common Stock at the Annual Meeting – Charlotte Beers, Frederic Fekkai, Lisa Gersh, Arlen Kantarian, William Roskin, Margaret Smyth and Martha Stewart – currently serve as directors of the Company. With the Board's determination to reduce the size of the Board, Charles Koppelman, our current Chairman, Claudia Slacik and Todd Slotkin are not being renominated.

The remaining two directors are designated and elected by J. C. Penney Corporation, Inc. ("J. C. Penney"), the holder of the one share of Series A Preferred Stock (the "Preferred Share") that is outstanding. J. C. Penney has designated and elected Michael Kramer and Daniel Walker as directors (the "Series A Designees"). As the holder of 11,000,000 shares of our Class A Common Stock on the Record Date, J. C. Penney is also entitled to vote on the seven nominees and each other Proposal. However, under an Investor Rights Agreement with the Company, during a "Standstill Period" that is currently in effect, J. C. Penney is obligated to cause all 11,000,000 shares of Class A Common Stock to be counted as present at the Annual Meeting and to be voted for or against each nominee in the same proportion as the votes cast by the other holders of Common Stock. See "Certain Relationships and Related Person Transactions – Transactions with J. C. Penney."

Set forth below is information as of the date of this Proxy Statement about each of the seven nominees and the Series A Designees. The material presented includes information each individual has given us about the individual's age, the positions the individual holds, the individual's principal occupation and business experience for at least the past five years and the names of other publicly held companies for which the individual currently serves as a director or has served as a director during at least the past five years, if any, and information regarding their specific experience, qualifications, attributes and skills that led to the conclusion that each such individual should serve as a director in light of our business and structure.

Although we do not anticipate that any of the nominees will be unable or unwilling to stand for election, in the event of such an occurrence, proxies will be voted for a substitute designated by the Board or, if a substitute nominee cannot be identified, the size of the Board may be further reduced.

There are no family relationships among directors or executive officers of the Company.

Nominees

Charlotte Beers – Director, age 76. Ms. Beers has served as one of our directors since March 2008. Ms. Beers also served as one of our directors from 1998 to 2001. Ms. Beers served as the Under Secretary for Public Diplomacy and Public Affairs under Secretary of State, Colin Powell, from October 2001 until March 2003. Ms. Beers served as Chairman of the Board of Directors of J. Walter Thompson Worldwide, an advertising agency, from March 1999 until she retired in March 2001. Prior to that, she was Chairman Emeritus from April 1997 to March 1999 and Chairman from April 1992 to April 1997 of Ogilvy & Mather Worldwide, Inc. Prior to that, she was Chief Executive Officer of Ogilvy & Mather from April 1992 to September 1996. We believe Ms. Beers's

qualifications to serve on our Board include her experience and leadership roles in the advertising business, as well as her leadership role in government.

Frederic Fekkai – Director, age 53. Mr. Fekkai has served as one of our directors since July 2009. Mr. Fekkai is the founder of Fekkai, the luxury hair care product company, which was launched in 1995. The Fekkai brand was purchased by Procter & Gamble in 2008, and Mr. Fekkai continues to play a strategic role at the company as Founder and Brand Architect. We believe Mr. Fekkai's qualifications to serve on our Board include his experience as an entrepreneur, as well as his experience in merchandising, consumer advertising and marketing.

Lisa Gersh – Director, President and Chief Operating Officer, age 53. Ms. Gersh has served as one of our directors since July 2011. Ms. Gersh became our President and Chief Operating Office in June 2011. Prior to that, she was President, Strategic Initiatives, of NBC Universal from 2007 until January 2011. She was also Managing Director of The Weather Channel Companies from 2008 until 2011 and CEO from February until August 2009. Ms. Gersh was a co-founder of Oxygen Media, LLC and served as its President and Chief Operating Officer from 1998 until 2007 when it was acquired by NBC Universal. Ms. Gersh is also a director of Hasbro, Inc. We believe Ms. Gersh's qualifications to serve on our Board include her media background and her history of leadership roles.

Arlen Kantarian – Director, age 59. Mr. Kantarian has served as one of our directors since February 2009. Mr. Kantarian served as the United States Tennis Association's Chief Executive Officer of Professional Tennis from March 2000 to December 2008, where he oversaw all aspects of the USTA's Professional Tennis operations, including the US Open. Prior to working at the USTA, Mr. Kantarian was the President and Chief Executive Officer of Radio City Entertainment and Radio City Music Hall, serving from 1988 to 1998. Mr. Kantarian also served as a Vice President, Marketing for the National Football League from 1981 to 1988. We believe Mr. Kantarian's qualifications to serve on our Board include his experience and leadership roles in companies engaged in the entertainment, media, television and merchandising businesses.

William Roskin – Director, age 69. Mr. Roskin has served as one of our directors since October 2008. In 2009, Mr. Roskin founded Roskin Consulting, a consulting firm with a specialty in media-related human relations. Mr. Roskin was a Senior Advisor to Viacom, Inc., a media conglomerate, from 2006 until 2009, when he retired to form Roskin Consulting. Prior to that, Mr. Roskin worked at Viacom as the senior executive in charge of the human resources and administration functions from 1988 to 2006, ultimately serving as Executive Vice President. Before joining Viacom, Inc., Mr. Roskin was Senior Vice President, Human Resources at Coleco Industries, Inc. from 1986 to 1988. Prior to joining Coleco Industries, Inc., Mr. Roskin worked for Warner Communications for 10 years. He served as General Counsel to the City of New York's Department of Personnel and City Civil Service Commission from 1971 to 1976. Within the past five years, Mr. Roskin has also served on the boards of ION Media Networks, Inc. (2006-2009) and Media and Entertainment Holdings, Inc. (2006-2008). We believe Mr. Roskin's qualifications to serve on our Board include his experience and leadership roles in media, as well as his specialty in human resources and executive compensation.

Margaret Smyth – Director, age 48. Ms. Smyth has served as one of our directors since January 2012. Ms. Smyth served as Vice President and Chief Financial Officer of Hamilton Sundstrand, which is part of United Technologies Corp., from October 2010 to June 2011. Prior to that, she served as Vice President and Corporate Controller of United Technologies Corp. from August 2007 to September 2010. Ms. Smyth served as Vice President and Chief Accounting Officer of 3M Corporation from April 2005 to August 2007. Ms. Smyth has previously held financial leadership positions at Deloitte & Touche and Arthur Andersen. In addition, she currently serves as a member of the IFRS Interpretations Committee, IASB in London. We believe Ms. Smyth's qualifications to serve on our Board include her financial background and her history of leadership roles at global public companies and accounting firms.

Martha Stewart, Director, Founder and Chief Editorial, Media and Content Officer, age 70. Ms. Stewart has served as one of our directors since September 2011. Previously, Ms. Stewart served as Chairman of the Board from the Company's creation in 1996 until June 2003 when she resigned as a director. She also served as Chief Executive Officer from 1996 until 2003 when she assumed the position of Chief Creative Officer. Ms. Stewart continued to serve as Chief Creative Officer until March 2004 when she resigned and assumed the position of Founder, a non-officer position. The Board appointed Ms. Stewart Chief Editorial, Media and Content Officer on March 1, 2010. In 2006, Ms. Stewart settled insider trading charges with the SEC related to the personal sale of non-Company stock and accepted penalties that included a five-year bar from serving as a director of a public company and a five-year

limitation on her service as an officer or employee of a public company. In 2004, she was found guilty in the United States District Court for the Southern District of New York of conspiracy, obstruction of an agency proceeding and making false statements to federal investigators in connection with the same sale. Ms. Stewart is the author of numerous books on the domestic arts, including entertaining. We believe Ms. Stewart's qualifications to serve on our Board include her experience as an entrepreneur, her creative vision and her experience in media and merchandising.

OUR BOARD RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF ITS NOMINEES FOR DIRECTOR NAMED ABOVE.

The Series A Designees

Michael Kramer – Director, age 47. Mr. Kramer has served as one of our directors since December 2011. Mr. Kramer has been Chief Operating Officer for J. C. Penney Company, Inc. since December 2011. From 2008 to 2011, Mr. Kramer was President and Chief Executive Officer for Kellwood Company, where he oversaw a portfolio including Scotch & Soda, Vince, Rebecca Taylor, ADAM, BLK DNM, David Meister and XOXO. Mr. Kramer was Executive Vice President and Chief Financial Officer at Abercrombie & Fitch Co. from 2005 to 2008 and was at Apple, Inc. from 2000 to 2005, where he served as Chief Financial Officer of Apple Retail. He previously held key financial leadership roles with The Limited, Pizza Hut and Einstein Noah Bagel Corporation. Mr. Kramer's qualifications to serve on our Board include his financial background, including his position as chief financial officer of multiple public companies.

Daniel Walker – Director, age 61. Mr. Walker has served as one of our directors since December 2011. Mr. Walker has been Chief Talent Officer for J.C. Penney Company, Inc. since November 2011 and is responsible for all human resources functions. From 2000 to 2004, he served as the Chief Talent Officer for Apple, Inc. From 1986 to 1992, he was at The Gap Inc., where he became Vice President of Human Resources. Prior to joining The Gap, Mr. Walker was Director of Human Resources for the Specialty Retail Group at General Mills and worked for Lazarus Department Stores, a division of Federated Department Stores. Mr. Walker also founded and led The Human Revolution Studios, a human capital firm from 2006 to 2011, and Daniel Walker and Associates, an executive search and consulting firm, prior to joining Apple. We believe Mr. Walker's qualifications to serve on our Board include his experience and leadership roles in retail, as well as his specialty in human resources.

MEETINGS AND COMMITTEES OF THE BOARD

Between in-person and telephonic meetings during 2011, our Board met a total of 17 times, and our three ongoing standing committees, the Audit Committee, the Compensation Committee and the Governance Committee, met a total of 21 times. In addition, from time to time we may form special committees. In 2008, we formed one such committee, the Finance Committee, which was initially charged with exploring financing and a range of other strategic alternatives and, in 2010, began assisting in our budget process. In February 2011, our Board determined to convert the Finance Committee to a standing committee comprised of three directors. In September 2011, it was converted back to a special committee charged with overseeing Blackstone Advisory Partners, which was retained to review and respond to various parties that expressed interest in partnering with or investing in the Company. It was reestablished as a standing Finance Committee in January 2012.

All incumbent directors attended more than 75% of meetings of the Board and of the ongoing standing Board committees on which they served in 2011. At the time of our 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting"), we had seven directors, six of whom attended in person and one of whom attended telephonically. Under our Corporate Governance Guidelines, each director is expected to attend our annual meetings.

The Audit Committee, the Compensation Committee, the Governance Committee and the Finance Committee are currently composed of the following members:

	Audit	Compensation	Governance	Finance
Charlotte Beers			Chairperson	
Frederic Fekkai		✓	✓	
Arlen Kantarian		✓	✓	✓
William Roskin	✓	Chairperson		
Claudia Slacik	✓			✓
Todd Slotkin	Chairperson	✓		✓
Margaret Smyth	✓			Chairperson

Corporate Governance. Our Corporate Governance Guidelines state that a majority of the Board will consist of directors who meet the independence requirements of the New York Stock Exchange listing standards ("NYSE"), as well as the criterion related to contributions to non-profit organizations, as described below. (We have posted a copy of our Corporate Governance Guidelines, which include our definitions for independence, on our website *(www.marthastewart.com)* under the link for "Investor Relations – Corporate Governance.") Accordingly, our Board conducts an annual review to determine whether each of our directors qualifies as independent as defined in our Corporate Governance Guidelines and the NYSE standards applicable to Board composition. The Board makes an affirmative determination regarding the independence of each director annually, based upon the recommendation of the Governance Committee. The independence standards in our Corporate Governance Guidelines provide that:

An "independent" director is a director whom the Board has determined has no material relationship with MSO or any of its consolidated subsidiaries (collectively, the "Corporation"), either directly, or as a partner, stockholder or officer of an organization that has a relationship with the Corporation. For purposes of this definition, the Corporate Governance Guidelines state that a director is not independent if:

1. The director is, or has been within the last three years, an employee of the Corporation, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Corporation.

2. The director has received, or has an immediate family member who has received, during any consecutive 12-month period during the last three years, more than $120,000 in direct compensation from the Corporation (other than Board and committee fees, and pension or other forms of deferred compensation for prior service). Compensation received by an immediate family member for service as an employee (other than an executive officer) of the Corporation is not considered for purposes of this standard.

3. (a) The director, or an immediate family member of the director, is a current partner of the Corporation's internal or external auditor; (b) the director is a current employee of the Corporation's internal or external auditor; (c) an immediate family member of the director is a current employee of the Corporation's internal or external auditor who personally works on the Corporation's audit; or (d) the director, or an immediate family member of the director, was within the last three years (but is no longer) a partner or employee of the Corporation's internal or external auditor and personally worked on the Corporation's audit within that time.

4. The director, or an immediate family member of the director, is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation's present executive officers serves or served at the same time on that company's compensation committee.

5. The director is a current employee, or an immediate family member of the director is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues.

In addition, the Governance Committee must approve any contribution of $25,000 or more to a non-profit organization where a director or a director's spouse is an employee, and a director is presumed not to be independent if the director, or the director's spouse, is an employee of a non-profit organization to which the Corporation has made contributions in an amount that exceeded $100,000 in any of the last three fiscal years, although the Board may determine that a director who does not meet this standard nonetheless is independent based on all the facts and circumstances.

Based on the foregoing standards, the Board determined that each of the following current directors is or was independent and has or had no transactions, relationships or arrangements with the Company, except as a director and stockholder of the Company: Charlotte Beers, Frederic Fekkai, Arlen Kantarian, William Roskin, Claudia Slacik and Todd Slotkin. In addition, the Board determined that Margaret Smyth, who became a Board member on January 26, 2012, is independent and has or had no transactions, relationships or arrangements with the Company prior to joining the Board and, except as a director and stockholder, thereafter. The Board also determined that Lisa Gersh, the Company's President, and Martha Stewart are not independent and that Charles Koppelman, who served as the Company's Principal Executive Officer through September 15, 2011 and is expected to remain as Non-Executive Chairman until May 23, 2012, is not independent. Further, the Company employed Mr. Koppelman's daughter during 2011, as described below in "Certain Relationships and Related Person Transactions – Other Relationships."

Michael Kramer and Daniel Walker serve on our Board as the Series A Designees. They were elected to our Board by J. C. Penney on December 6, 2011. On January 26, 2012, the Board made a determination that Mr. Kramer and Mr. Walker were independent and that Mr. Kramer met the additional qualifications necessary to serve on the Audit Committee under the NYSE listing standards. Accordingly, the Board assigned Mr. Kramer to serve on the Audit Committee and Mr. Walker to serve on the Compensation Committee. The Board made its determination with respect to the Series A Designees prior to the commencement of the Company's and J. C. Penney's activities under the Commercial Agreement between the Company and J. C. Penney, which agreement is more fully described under "Certain Relationships and Related Person Transactions – Transactions with J. C. Penney." On March 29, 2012, when the Board made its annual determination regarding the independence of all Board members, it was in a position to take into account the impact of the implementation of the Commercial Agreement on the parties' relationship. At that time, the Board determined that the commercial relationship will give J. C. Penney the ability to influence and control significant aspects of our merchandising business. When the Board considered the foregoing against the backdrop of J. C. Penney's stock ownership in the Company, J. C. Penney's right to elect the Series A Designees and other relevant factors, the Board concluded that it would not be comfortable affirmatively determining that Mr. Kramer and Mr. Walker qualify as independent directors. Accordingly, Mr. Kramer and Mr. Walker stepped down from the Audit and Compensation Committees, respectively.

Executive Sessions. The non-management directors and, separately, the independent directors, meet periodically in executive session without management. Our Corporate Governance Guidelines call for at least three such meetings per year of the non-management directors and one such meeting of the independent directors. During 2011, such meetings were chaired by Arlen Kantarian. Our non-management directors in 2011 (all of whom were also independent) met separately nine times during 2011.

Board Leadership Structure and Lead Director. Our Corporate Governance Guidelines do not dictate a particular Board structure and the Board has the flexibility to select its Chairperson and our principal executive officer in the manner it believes is in the best interests of our stockholders. Accordingly, the roles of Chairperson and principal executive officer may be filled by one individual or two. At the beginning of 2011, Mr. Koppelman held both the positions of Executive Chairman of the Board and Principal Executive Officer because the Board believed he was well positioned to focus the Board's attention on the most pressing issues facing the Company. Following a short transition period after Ms. Gersh became our President and Chief Operating Officer, she began to report directly to the Board on September 15, 2012 and assumed the duties of the principal executive officer, while Mr. Koppelman retained his role as Chairperson. The separation of these duties recognizes the differences between these roles as they are currently defined. The principal executive officer is responsible for setting the strategic direction of the Company and for the day-to-day leadership and performance of the Company, while the Chairperson's function is to lead the Board. Our Board has not yet determined who will fill the Chairperson's role when Mr. Koppelman's term as a director concludes on May 23, 2012. Although the Company believes that separating the Chairperson and principal executive officer roles is currently appropriate, one individual could fill both roles in the future.

Our other directors, the majority of whom are independent, provide effective oversight of management, including by their active involvement in executive performance and compensation review. In addition, when the positions of Chairperson and principal executive officer are combined or when the Chairperson is not an independent director as was the case in 2011, the Company's Corporate Governance Guidelines provide for an independent Lead Director. The Lead Director's responsibilities include presiding over and setting the agendas for executive sessions of the non-management or independent directors, consulting with the Chairperson regarding the scheduling of Board meetings, overseeing the appropriate flow of information to the Board, acting as a liaison between the non-management directors and management with respect to scheduling and agendas for Board meetings and being available for consultation and communication with stockholders as appropriate. Mr. Kantarian currently serves as our Lead Director. The Board believes that the administration of its risk oversight function has not affected the Board's leadership structure. The oversight of risk is conducted primarily through the Audit Committee, as described under "Audit Committee" below. The Compensation Committee also plays a role, as described under "Compensation Committee" below.

Stockholders or other interested parties who wish to communicate with a member or members of the Board, including the Lead Director or the non-management or independent directors as a group, may do so by addressing their correspondence to the Board member or members, c/o the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 601 West 26th Street, New York, New York 10001. The office of the Corporate Secretary will review and forward all correspondence to the appropriate Board member or members for response.

Code of Ethics. We have adopted a Code of Business Conduct and Ethics ("Code of Ethics") that applies to all of our directors, officers and employees, including our principal executive officer, our principal financial officer, and our principal accounting officer and controller and persons performing similar functions. Our Code of Ethics requires, among other things, that all of our directors, officers and employees comply with all laws, avoid conflicts of interest, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. In addition, our Code of Ethics imposes obligations on all of our directors, officers and employees to maintain books, records, accounts and financial statements that are accurate and that comply with applicable laws and with our internal controls, as well as providing for disclosure controls and procedures. Our Code of Ethics sets forth controls and prohibitions on doing business with related parties. The Code of Ethics also provides for a whistle-blower hotline that permits employees to report, anonymously or otherwise, ethical or other concerns they may have involving the Company. We have posted a copy of the Code of Ethics on our website (*www.marthastewart.com*) under the link for "Investor Relations – Corporate Governance." We will promptly post under the same link amendments to or waivers of our Code of Ethics, if any, involving our directors and executive officers.

AUDIT COMMITTEE

Our Audit Committee currently consists of Mr. Slotkin, who serves as its chairperson, Mr. Roskin, Ms. Slacik and Ms. Smyth. The primary purpose of the Audit Committee is to assist the Board in monitoring the integrity of our financial statements, our independent auditor's qualifications and independence, the performance of our internal audit function and independent auditors, and our compliance with legal and regulatory requirements. In fulfilling this purpose, the Audit Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Audit Committee's charter, which is posted on our website (*www.marthastewart.com*) under the link for "Investor Relations – Corporate Governance."

Among other actions described in the charter, the Audit Committee is authorized to:

- exercise sole authority to appoint or replace our independent auditor and oversee the compensation and work thereof (including resolution of any disagreements between our management and the independent auditor regarding financial reporting);
- pre-approve all audit services and permitted non-audit services (including the fees and terms thereof) to be performed by our independent auditor, subject to the de minimis exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
- review and discuss with management and our independent auditor the annual audited financial statements, including disclosures made in the Management's Discussion and Analysis portion of our Annual Report on

Form 10-K, and recommend to the Board whether the audited financial statements should be included in our Annual Report on Form 10-K;

- review and discuss with management and our independent auditor our quarterly financial statements prior to the filing of our Quarterly Reports on Form 10-Q, including disclosures made in Management's Discussion and Analysis;
- discuss with management and our independent auditor any significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, any major issues as to the adequacy of our internal controls or steps taken in light of any material control deficiencies;
- discuss, at least generally, with management, our earnings press releases, including the use of "pro forma" or "adjusted" information that is not in conformity with generally accepted accounting principles ("GAAP"), and our practices regarding earnings releases and financial information and earnings guidance provided to analysts and rating agencies;
- discuss with management and our independent auditor the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on our financial statements;
- on behalf of the Board, oversee the principal risk exposures we face and our mitigation efforts relating thereto, including but not limited to financial reporting risks and credit and liquidity risks;
- discuss with the Chief Financial Officer and other corporate management our major risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies; and
- prepare the report required by the Securities and Exchange Commission ("SEC") to be included in this Proxy Statement under the caption "Report of the Audit Committee."

The Audit Committee met nine times during 2011. The Board, in its business judgment, has determined that the members of the Audit Committee meet the independence standards of the NYSE listing standards, the financial literacy requirements for audit committee members of the NYSE listing standards and the independence requirements for audit committee members of the NYSE listing standards, Rule 10A-3(b) as promulgated under the Exchange Act and the SEC rules and regulations. The Board has also determined Mr. Slotkin and Ms. Smyth qualify as audit committee financial experts within the meaning of the applicable SEC regulations.

COMPENSATION COMMITTEE

Our Compensation Committee currently consists of Mr. Roskin, who serves as its chairperson, Mr. Fekkai, Mr. Kantarian and Mr. Slotkin. The primary purpose of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities in the areas of compensation and executive compensation, and bonus and equity incentive plans. In fulfilling this purpose, the Compensation Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Compensation Committee's charter, which is posted on the Company's website (*www.marthastewart.com*) under the link for "Investor Relations – Corporate Governance."

Among other actions described in the charter, the Compensation Committee is authorized to:

- review our compensation policies and programs at least annually to endeavor to ensure that they best facilitate our objective of maximizing stockholder value and further to assess whether risks from the Company's compensation policies and practices for employees are reasonably likely to have a material adverse effect on the Company;
- review and approve compensation and employment offers and arrangements, including corporate goals and objectives relevant to bonuses and any incentive compensation for executive officers, including our Founder;

- review and discuss with management our annual Compensation Discussion and Analysis of executive compensation and recommend to the Board whether it should be included in the proxy statement;
- approve the material terms of employment, severance and change-of-control agreements for our executive officers;
- review the compensation paid to directors for service on the Board and its committees and recommend changes as appropriate;
- approve bonus pools for executive and non-executive level employees; and
- approve the adoption of new compensation and equity plans, and approve amendments and modifications to our compensation and equity incentive plans, subject in each case to any required stockholder approvals.

The Compensation Committee has authority under its charter to delegate authority to subcommittees of one or more members as it deems appropriate or to members of management in connection with certain of its duties and responsibilities, provided such delegation is consistent with applicable law and NYSE requirements. The Board has established an Equity Committee, with Ms. Gersh currently as the sole member. (Mr. Koppelman served as the sole member until March 2012.) The Equity Committee currently is authorized to approve grants of restricted stock, restricted stock units ("RSUs") and options pursuant to the Stock Plan in an aggregate amount of up to 100,000 shares of Class A Common Stock per quarter in connection with the negotiation and execution of employment letters with employees who are not Section 16 employees. No single grant made under this delegation can exceed 20,000 shares. In addition, the Compensation Committee has delegated the direct responsibility for the Company's 401(k) plan to members of management. The Compensation Committee also has the authority to retain outside compensation, legal and other advisors, which it has done from time to time.

During 2011, the Compensation Committee continued its relationship with Frederic W. Cook & Co., Inc. ("FWC") as its independent compensation consultant to provide advice to the Compensation Committee on compensation program structure, including director compensation and individual compensation arrangements. FWC provided specific advice to the Compensation Committee with respect to salaries and equity-based awards to executive officers. FWC was selected by and reports to the Compensation Committee and does not provide any other services to the Company. The Compensation Committee also consults with the principal executive officer regarding executive compensation matters.

The Compensation Committee met ten times during 2011. The Board, in its business judgment, has determined that the members of the Compensation Committee meet the independence requirements of the NYSE listing standards and that the members are "non-employee directors" for purposes of the Exchange Act and "outside directors" for purposes of Section 162(m) of the Internal Revenue Code.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Each of the members of our Compensation Committee during 2011 (Mr. Roskin, Mr. Fekkai, Mr. Kantarian and Mr. Slotkin) is or was a non-employee director and was never an officer or employee of the Company or any of its subsidiaries. In addition, Mr. Walker, who served briefly on the Compensation Committee in 2012, is a non-employee director and was never an officer or employee of the Company or any of its subsidiaries. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or on our Compensation Committee.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Our Governance Committee currently consists of Ms. Beers, who serves as its chairperson, Mr. Fekkai and Mr. Kantarian. The primary purpose of the Governance Committee is to identify and recommend individuals to become members of the Board, develop and recommend to the Board a set of corporate governance principles, oversee the evaluation of the Board and each committee of the Board, and perform a leadership role in shaping our corporate governance. In fulfilling this purpose, the Governance Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Governance Committee's charter, which is

posted on the Company's website (*www.marthastewart.com*) under the link for "Investor Relations – Corporate Governance."

Among other actions described in the charter, the Governance Committee is authorized to:

- develop and recommend the criteria to be used for identifying and evaluating director candidates;
- identify, recruit candidates for and review the qualifications of, candidates for election to the Board, consistent with criteria established by the Board, as well as any minimum qualifications or diversity considerations the Board may deem appropriate;
- assess the contributions and independence of Board members, including assessing the effectiveness of any diversity policy the Board may implement;
- recommend to the Board candidates for election or re-election to the Board at the annual stockholders' meeting and for appointment by the Board as necessary to fill vacancies and newly created directorships;
- periodically review our executive level organizational structure, hiring practices, succession planning and management development;
- recommend to the Board the membership of the Board's various committees;
- oversee the performance evaluation process for the Board and its committees, and report annually to the Board with an assessment of the Board's performance; and
- review the Corporate Governance Guidelines and recommend changes.

The Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management. In 2011, the Governance Committee retained a third-party executive search firm, Egon Zehnder International, to identify new Board candidates, including those who were "audit committee financial experts" within the meaning of applicable SEC regulations. Egon Zehnder was responsible for the identification of Ms. Smyth. The Governance Committee will also consider as potential nominees for our Board individuals recommended by stockholders. Stockholder recommendations should be submitted to the Governance Committee at our principal address in care of the Corporate Secretary. Each stockholder recommendation should include a personal biography of the proposed nominee, a description of the background or experience that qualifies such person for consideration, and a statement that such person has agreed to serve if nominated and elected. Stockholders who themselves wish to nominate a person for election to the Board, as contrasted with recommending a potential nominee to the Board for its consideration, are required to comply with the requirements detailed under "Proposals of Stockholders."

Once the Governance Committee has identified a prospective nominee, the Governance Committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on the information provided to the Governance Committee concerning the prospective candidate, as well as the Governance Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Governance Committee determines, in consultation with other Board members as appropriate, that additional consideration is warranted, it may gather or request a third party search firm to gather additional information about the prospective nominee's background and experience, as the Governance Committee did in 2011. The Governance Committee then evaluates the prospective nominee, taking into account whether the prospective nominee is independent within the meaning of the NYSE listing standards and such other factors as it deems relevant, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee or Compensation Committee expertise, the prospective nominee's skills and experience, the diversity of the member's skills and experience in areas that are relevant to the Company's businesses and activities, and the evaluation of other prospective nominees. In connection with this evaluation, the Governance Committee determines whether to interview the prospective nominee and, if warranted, one or more members of the Governance Committee and others, as appropriate, conduct interviews in person or by telephone. After completing this process, the Governance Committee makes a

recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees to be elected by holders of Common Stock after considering the recommendation and report of the Governance Committee. The Governance Committee follows the same process and uses the same criteria for evaluating candidates proposed by stockholders, members of the Board and members of management.

The Governance Committee met twice during 2011. The Board, in its business judgment, has determined that the members of the Governance Committee meet the independence requirements of the NYSE listing standards. The Governance Committee has recommended each of the Company's directors who are standing for re-election.

FINANCE COMMITTEE

Our Finance Committee currently consists of Ms. Smyth, who serves as its chairperson, Mr. Kantarian, Ms. Slacik and Mr. Slotkin. The primary purpose of the Finance Committee is to assist the Board in fulfilling its oversight responsibilities in the area of financing arrangements, budgets and long-term strategy. Among other things, the Finance Committee reviews:

- annual budgets;
- long-term financial and investment plans and strategies;
- short-term and long-term financing plans;
- strategic plans and initiatives; and
- major commercial and investment banking relationships.

Our Finance Committee became a standing committee of our Board in February 2011, was disbanded in September 2011 and then reestablished in January 2012.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Under the current compensation plan, each non-employee director's annual retainer is $40,000, payable in cash, although each director may elect to receive all or a portion of the retainer in Class A Common Stock. The plan calls for the number of shares to be computed based on the fees the director has elected to be paid in stock, divided by the closing price of a share of Class A Common Stock on the last business day of the quarter for which payment is being made. The annual fee paid to the chairperson of the Governance Committee and Finance Committee is $10,000 each. The annual fee paid to the Chairperson of the Board (if the Chairperson of the Board is a non-employee director), Lead Director and the chairpersons of the Audit Committee and Compensation Committee is $20,000 each. Meeting fees for non-employee directors are $1,500 for each in-person Board or committee meeting attended and $1,000 for each Board or committee meeting in which the director participates by telephone. The chairperson and meeting fees are payable in cash.

Prior to the 2011 Annual Meeting, the annual fees paid to the chairpersons of the committees were: Audit Committee ($15,000), Compensation Committee ($25,000), Finance Committee ($25,000) and Governance Committee ($7,000), and Lead Director ($15,000), with payments also made on a quarterly basis. Committee meeting fees for Audit Committee, Compensation Committee and Governance Committee meetings in which a director participated were $1,500 per meeting for in-person attendance and $1,000 per meeting for telephone participation and members of the Finance Committee were paid a $5,000 monthly retainer in lieu of meeting fees prior to the Committee's being disbanded in September 2011. During the period of its existence, members of the special committee responsible for overseeing Blackstone Advisory Partners received a $5,000 a month retainer and its chairperson received an annual fee of $25,000, with payments made on a quarterly basis. In addition, directors were required to receive a minimum of 25% of their annual retainer in Class A Common Stock.

Under the current policy, each non-employee director also receives RSUs representing the contingent right to one share of our Class A Common Stock equal to $50,000 of value upon appointment or election/re-election to the Board. The RSUs are priced at the closing on the date of issuance. For grants made to new directors during the year,

the grants are issued on the first business day of the month following a director's appointment to the Board pursuant to our policy on equity issuances. For grants relating to a director's election or re-election at an annual meeting of stockholders, the grants are issued on the date of such meeting. All grants related to a director's appointment or election/re-election to the Board vest on the first anniversary of the grant. Grants to directors are issued pursuant to the Stock Plan.

Prior to the 2011 Annual Meeting, each non-employee director received an equity-based grant of $75,000 of value upon appointment or election/re-election to the Board. This grant was comprised 50% of restricted stock and 50% of options. The stock was priced at the closing on the date of issuance and the stock options were priced using the Black-Scholes option valuation model.

A Services Agreement between Mr. Koppelman and the Company, initially executed on July 26, 2011, provided for his continued service as a director after his employment terminated on September 15, 2011. Under that agreement, starting September 15, 2011, Mr. Koppelman became entitled to receive Board fees on the same terms as the non-employee directors, including receiving RSUs equal to $50,000 in value on that date (15,151 RSUs). In addition, in consideration of his serving as Non-Executive Chairman and assisting in the transition of responsibilities to the new principal executive officer, he also received on that date, 100,000 price-based RSUs, 50,000 of which will vest at such time as the trailing average closing price of the Class A Common Stock during any 30 consecutive days (the "trailing average price") through December 31, 2012 has been at least $6 and 50,000 of which will vest at such time as the trailing average price through December 31, 2012 has been at least $8. On April 2, 2012, the Company and Mr. Koppelman amended and restated the Services Agreement. Pursuant to the Amended and Restated Services Agreement, Mr. Koppelman will continue to serve on the Board and as Non-Executive Chairman until the Annual Meeting but, as indicated above, will not stand for re-election. He will, however, continue to serve as an advisor to the Board until the expiration of the agreement on December 31, 2012. For his services, Mr. Koppelman will receive a cash payment of $7,500 and shares of Class A Common Stock valued at $2,500 on or about June 30, 2012. On the date of the Annual Meeting, the 15,151 RSUs awarded to Mr. Koppelman on September 15, 2011 will be forfeited, but will be replaced by an identical award, which award will vest and be settled on September 15, 2012. All of Mr. Koppelman's other equity-based awards will remain outstanding following the 2012 Annual Meeting in accordance with their terms.

Mr. Kramer and Mr. Walker have each waived their respective rights to receive compensation for serving as directors. All directors, including Mr. Kramer and Mr. Walker, receive reimbursement of reasonable expenses incurred in connection with participation in Board and committee meetings.

DIRECTOR STOCK OWNERSHIP GUIDELINES

We have stock ownership guidelines designed to encourage non-employee directors to have an equity interest in the Company and to help align their interests with the interests of stockholders. Except for non-employee directors who have waived their rights to compensation for serving as directors, such as Mr. Kramer and Mr. Walker, each non-employee director must attain ownership of 5,000 shares within a five-year period. The target applies to shares owned outright.

Non-employee directors who do not meet the ownership test are required to hold 75% of shares that vest (net of shares withheld for tax obligations, if any) until such time as the applicable target is achieved. All of the non-employee director nominees currently own in excess of 5,000 shares, except for Ms. Smyth, who only joined the Board in January 2012 and who is deemed to be in compliance with these guidelines while she accumulates shares within the five-year period.

The following table provides information on the amount of compensation received by our non-employee directors for the year ended December 31, 2011. Information regarding the compensation of Mr. Koppelman, Ms. Gersh and Ms. Stewart, who served as executive officers as well as directors, is set forth in the Summary Compensation Table.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($) (2)	All Other Compensation ($)	Total ($)
Charlotte Beers (3)	30,755	89,994	—	—	120,749
Frederic Fekkai (4)	108,508	59,991	—	—	168,499
Michael Kramer (5)	—	—	—	—	—
Arlen Kantarian (6)	140,008	59,991	—	—	199,999
William Roskin (7)	94,258	59,991	—	—	154,249
Claudia Slacik (8)	54,507	102,492	37,500	2,088	196,588
Todd Slotkin (9)	168,008	59,991	—	—	227,999
Daniel Walker (5)	—	—	—	—	—

(1) Amounts represent the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, "Share Based Payments." The stock award numbers reflect (i) the payment of all or a portion of the director's annual retainer fees in shares of Class A Common Stock, (ii) a grant of $50,000 of grant date fair value in RSUs upon re-election to the Board at the 2011 Annual Meeting and (iii) in the case of Ms. Slacik, an additional amount of $37,500 in grant date fair value in shares of restricted stock on her election to the Board in January 2011. The number of shares received by each director for retainer fees was equal to the fees payable to the director in Class A Common Stock divided by the applicable closing price of the Class A Common Stock. In 2011, the respective prices per share of the Class A Common Stock were: $3.71 on March 31, 2011, $4.34 on June 30, 2011, $3.12 on September 30, 2011 and $4.41 on January 3, 2012. For each of the restricted stock awards made on re-election, grant date fair value was calculated using the closing price on the grant date multiplied by the number of shares.

(2) Amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For the assumptions used to determine grant date fair value, see Note 9 to our 2011 audited financial statements contained in our Annual Report on Form 10-K. Ms. Slacik received a grant of $37,500 in grant date fair value in options (priced using the Black-Scholes option valuation model) on her election to the Board in January 2011.

(3) Ms. Beers elected to receive 100% of her retainer in stock or 10,471 shares in 2011. As of December 31, 2011, Ms. Beers had options for 80,417 shares and 12,658 RSUs.

(4) Mr. Fekkai elected to receive 25% of his retainer in stock or 2,616 shares in 2011. As of December 31, 2011, Mr. Fekkai had options for 43,841 shares and 12,658 RSUs.

(5) Mr. Kramer and Mr. Walker have each waived their respective rights to receive compensation for serving as directors.

(6) Mr. Kantarian elected to receive 25% of his retainer in stock or 2,616 shares in 2011. As of December 31, 2011, Mr. Kantarian had options for 70,507 shares and 12,658 RSUs.

(7) Mr. Roskin elected to receive 25% of his retainer in stock or 2,616 shares in 2011. As of December 31, 2011, Mr. Roskin had options for 70,151 shares and 12,658 RSUs.

(8) Ms. Slacik elected to receive 25% of her retainer in stock (75% effective starting in the fourth quarter of 2011) or 3,750 shares in 2011. As of December 31, 2011, Ms. Slacik had options for 22,059 shares, 8,352 unvested shares of restricted stock and 12,658 RSUs. All other compensation consists of the December 2011 dividend on the unvested restricted stock, which was not taken into account in determining the grant date fair value of her restricted stock award.

(9) Mr. Slotkin elected to receive 25% of his retainer in stock or 2,616 shares in 2011. As of December 31, 2011, Mr. Slotkin had options for 80,417 shares and 12,658 RSUs.

INFORMATION CONCERNING EXECUTIVE OFFICERS

The names, ages and certain background information about our executive officers (other than Ms. Gersh and Ms. Stewart, whose biographical information is set forth above under "Election of Directors – Information Concerning Nominees"), are set forth below.

Kenneth West, age 53, became our Chief Financial Officer in September 2011. Mr. West previously served as Executive Vice President and Chief Financial Officer of Marvel Entertainment LLC, a brand-driven licensing and media company from May 2002 to June 2010. From June 2010 to July 2011, he served as a consultant. Prior to May 2002, Mr. West, a certified public accountant, was chief financial officer of two middle-market, privately held companies, and spent over 15 years with the Stamford, Connecticut office of Ernst & Young LLP, principally in the auditing division.

Daniel Taitz, age 51, became our Chief Administrative Officer and General Counsel in August 2011. Prior to joining the Company, Mr. Taitz was Senior Vice President, Business Affairs at Univision Communications Inc. from May 2008 to August 2011. Mr. Taitz served as General Counsel and Secretary at Oxygen Media, LLC from October 1999 to May 2008, adding the title of Chief Administrative Officer in May 2004. He was previously a partner at the New York law firm of Friedman Kaplan & Seiler LLP and an associate at Willkie Farr & Gallagher.

Patricia Pollack, age 57, became Senior Executive Vice President, Merchandising in May 2011. Ms. Pollack joined the Company in August 2008 and served as Executive Vice President of Merchandising until her promotion to Senior Executive Vice President. Prior to joining the Company, Ms. Pollack served as Chief Executive Officer of Donna Karan Home from 1999 to 2008 and, prior to that, she was President of Calvin Klein Home. Ms. Pollack previously served as Vice President of licensing and marketing for F. Schumacher & Co. and held managerial positions at global textile mill Fieldcrest Cannon.

Joseph Lagani, age 54, became our Chief Revenue Officer in November, 2011. Prior to joining the Company, Mr. Lagani served as Senior Vice President, Ad Sales at NBC Universal/iVillage, from September 2009 to September 2011. From October 2007 to September 2009, Mr. Lagani was Vice President Brand Sales and Vice President/General Manager at Glam Media, Inc. From August 2004 to September 2007, Mr. Lagani was Vice President and Publisher for Conde Nast's *House and Garden.*

Allison Jacques, age 47, has been Senior Vice President, Controller and Principal Accounting Officer since December 2011. She has served as our Controller since December 2002 and our principal accounting officer since February 2011. She was our interim principal financial officer from February 2011 to September 2011. She had previously served as the Company's interim principal financial and accounting officer from January 2009 to March 2009. She served as the Assistant Controller from April 1997, when she joined the Company, to December 2002. From June 1991 until March 1997, Ms. Jacques served in various capacities in the finance department of General Media International, Inc. Prior to that, she worked at Grant Thornton LLP as a certified public accountant.

PROPOSAL 2

APPROVAL OF AN AMENDMENT TO THE OMNIBUS STOCK AND OPTION COMPENSATION PLAN

We are also asking stockholders to approve an amendment to the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan to increase the number of shares available for award by 4,557,272 shares of Class A Common Stock. The Stock Plan was approved by the Board on April 1, 2008 and became effective upon the approval by stockholders at the Annual Meeting of Stockholders held on May 20, 2008.

In March 2012, the Board, upon the recommendation of the Compensation Committee, adopted, subject to stockholder approval, the amendment providing for the increase in order to give the Company the continued ability to grant a variety of equity awards as a valuable tool to help attract and retain employees and compensate members of the Board. The amendment effecting the share increase will only become effective if Proposal 2 is approved by the affirmative vote of a majority of the total voting power present in person or represented at the Annual Meeting. If the amendment to the Stock Plan is not approved, the Stock Plan will continue with the current share limits.

The closing price of the Class A Common Stock on April 2, 2012 was $3.82.

General

The Stock Plan is designed to promote our success and enhance our value by linking the interests of our officers, employees and directors to those of our stockholders and by providing participants with incentives for outstanding performance. The Stock Plan is further intended to provide flexibility in our ability to motivate, attract and retain employees and directors upon whose judgment, interest and special efforts our business is largely dependent.

A total of 10,000,000 shares of Class A Common Stock were originally available for issuance under the Stock Plan. As of March 28, 2012, the Stock Plan had approximately 1,442,728 shares of Class A Common Stock available for issuance under the Stock Plan. Although there were some awards outstanding under stock incentive plans that preceded the Stock Plan, no new awards may be made under any of those plans.

The Stock Plan contains a number of provisions that have been identified as important compensation and corporate governance best practices, including:

- The Stock Plan only has fixed number of shares authorized for issuance. It is not an "evergreen" plan. When the Company wants to increase shares available for award as it is doing now, it must seek specific stockholder approval.
- The maximum number of shares of the Class A Common Stock available for issuance under the Stock Plan will be reduced by one share for every one share issued pursuant to a stock option, stock appreciation right, restricted stock or RSU.
- Stock options and stock appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant.
- Repricing of stock options and stock appreciation rights is prohibited unless stockholder approval is obtained.
- The ability to automatically receive replacement stock options when a stock option is exercised with previously acquired shares of Class A Common Stock or so-called "stock option reloading" is not permitted.

Description of the Stock Plan

The following is a summary of the principal features of the Stock Plan. This summary, however, does not purport to be a complete description of all of the provisions of the Stock Plan. It is qualified in its entirety by reference to the full text of the Stock Plan and the proposed amendment thereto. Copies of the Stock Plan and the proposed amendment to increase the number of shares are attached to this Proxy Statement as Appendix A.

Administration

The Compensation Committee administers the Stock Plan with respect to persons who are subject to Section 16 of the Securities Exchange Act of 1934 and awards intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee or a separate committee of one or more directors of the Company appointed by the Board (what we refer to currently as the "Equity Committee") administers the Stock Plan with respect to all other persons and awards. The Stock Plan administrator has complete discretion, subject to the provisions of the Stock Plan, to authorize the grant of stock options, restricted stock, RSUs and stock appreciation rights awards under the Stock Plan. However, only the full Board administers the Stock Plan with respect to all awards granted to non-employee directors.

Eligibility and Types of Awards Under the Stock Plan

The Stock Plan permits the granting of stock options, stock appreciation rights, RSUs and restricted stock by the Stock Plan administrator. Stock appreciation rights may be awarded in combination with stock options or restricted stock, and such awards will provide that the stock appreciation rights will not be exercisable unless the related stock options or restricted stock are forfeited. Restricted stock may be awarded in combination with nonstatutory stock options, and such awards may provide that the restricted stock will be forfeited in the event that the related nonstatutory stock options are exercised.

Employees (including executive officers) and consultants of the Company and any parent, subsidiary or affiliate of the Company are eligible to participate in the Stock Plan. We cannot determine the actual number of individuals who will receive grants under the Stock Plan because eligibility for participation in the Stock Plan is in the discretion of the Compensation Committee (or such other separate committee). The Stock Plan also provides for the grant of awards to non-employee directors.

Share Reserve

The aggregate number of shares of Company Class A Common Stock can be issued under the Stock Plan is currently 10,000,000 shares (subject to such increase as will occur if this Proposal 2 is approved by the stockholders). If awards under the Stock Plan are forfeited or terminate before being exercised, then the shares underlying those awards will again become available for awards under the Stock Plan. Stock appreciation rights will be counted in full against the number of shares available for issuance under the Stock Plan, regardless of the number of shares issued upon settlement of the stock appreciation rights. In the event of a subdivision of the Company's outstanding shares, a stock dividend, a dividend payable in a form other than shares in an amount that has a material effect on the price of shares, a recapitalization, a combination or consolidation of the outstanding shares (by reclassification or otherwise) into a lesser number of shares, an extraordinary corporate transaction, such as any merger, consolidation, separation (including a spin-off), any reorganization or any partial or complete liquidation of the Company, the Stock Plan administrator will, in its discretion, make appropriate adjustments to the number of shares and kind of shares or securities issuable under the Stock Plan (on both an aggregate and per-participant basis) and under each outstanding award, the exercise price of outstanding options and stock appreciation rights, any applicable performance-based vesting provisions set forth in outstanding awards, and any other term or provision of the Stock Plan or any outstanding award necessary to ensure as best as reasonably possible that there is no increase or decrease in the value of awards that may be issued under the Stock Plan or the value of any outstanding award.

Under the Stock Plan, no employee, consultant, employee director or, with respect to shares of stock or stock units in lieu of directors' fees, non-employee director, may be awarded any of the following during any fiscal year: (i) stock options covering in excess of 1,500,000 shares; (ii) restricted stock and RSUs covering in excess of 1,500,000 shares; or (iii) stock appreciation rights covering in excess of 1,500,000 shares; provided that if any person provides services to the Company, or any parent, subsidiary or affiliate of the Company, in more than one role and each such role would separately make such person eligible for grants under the Stock Plan, then the foregoing limits shall apply separately to each such role.

The Board may, in its sole discretion, permit non-employee directors to elect to receive all or a specified portion of their directors' fees in fully vested shares of Class A Common Stock or stock units based on the fair market value of the shares on the date any directors' fees would otherwise be paid.

Each non-employee director may only be granted awards under the Stock Plan covering 200,000 or fewer shares per fiscal year; provided that, any awards received in consideration of such non-employee director's services as a consultant and any shares or stock units received in lieu of all or any portion of the director's fees will not count against such limit.

Options

The Stock Plan administrator may grant nonstatutory stock options or incentive stock options (which are entitled to potentially favorable tax treatment) under the Stock Plan. However, the Stock Plan administrator does not have the authority to grant stock options that automatically provide for the grant of new stock options upon their exercise. The number of shares covered by each stock option granted to a participant will be determined by the Stock Plan administrator.

Stock options granted under the Stock Plan generally vest and become exercisable either (a) over a period of time (*e.g.*, three years), subject to the participant's continued service through each vesting date, or (b) upon the satisfaction of performance goals established by the Stock Plan administrator.

The stock option exercise price is established by the Stock Plan administrator and must be at least 100% of the fair market value of a share on the date of grant (110% for incentive stock options granted to stockholders who own more than 10% of the total outstanding shares of the Company, its parent or any of its subsidiaries). Repricing of stock options is prohibited unless stockholder approval is obtained. Consistent with applicable laws, regulations and rules, payment of the exercise price of stock options may be made in cash (including by check, wire transfer or similar means), by cashless exercise (broker assisted or net exercise), by surrendering or attesting to previously acquired shares, or by any other legal consideration. Unless otherwise provided by the Stock Plan administrator, stock options will generally expire three months following a termination for any reason other than death, disability or cause; 12 months following a termination for death or disability; and immediately following a termination for cause. The term of a stock option shall not exceed 10 years from the date of grant (five years for incentive stock options granted to stockholders who own more than 10% of the total outstanding shares of the Company, its parent or any of its subsidiaries).

Restricted Stock

The Stock Plan administrator may award restricted stock under the Stock Plan. Restricted stock is shares that are subject to forfeiture. Participants may be required to pay cash or other legal consideration to the Company at the time of grant of restricted stock, but the Stock Plan does not establish a minimum purchase price for shares awarded as restricted stock. The number of shares of Class A Common Stock associated with each restricted stock grant is determined by the Stock Plan administrator. The Stock Plan administrator may provide that restricted stock grants be subject to time-based vesting or vesting upon satisfaction of performance goals and/or other conditions, or be fully vested at the time of grant. Restricted stock will generally vest on the same basis as stock options.

Restricted Stock Units

The Stock Plan administrator may award RSUs under the Stock Plan. An RSU is a bookkeeping entry that represents a share of Class A Common Stock. Participants are not required to pay any consideration to the Company at the time of grant of an RSU award. The number of shares of Class A Common Stock covered by each RSU award will be determined by the Stock Plan administrator. The Stock Plan administrator may provide that RSU awards be subject to time-based vesting or vesting upon satisfaction of performance goals and/or other conditions, or be fully vested at the time of grant. When the participant satisfies the conditions of the RSU award, the Company will pay the participant cash or shares or any combination of both to settle the vested RSUs. Conversion of the RSUs into cash may be based on the average of the fair market value of a share over a series of trading days or on other methods. RSUs will generally vest on the same basis as stock options.

Stock Appreciation Rights

The Stock Plan administrator may grant stock appreciation rights under the Stock Plan. The number of shares of Class A Common Stock covered by each stock appreciation right will be determined by the Stock Plan administrator.

The exercise price of a stock appreciation right is established by the Stock Plan Administrator and may not be less than 100% of the fair market value of a share on the date of grant. Repricing of stock appreciation rights is prohibited unless stockholder approval is obtained. The Stock Plan Administrator may provide that stock appreciation rights be subject to time-based vesting or vesting upon satisfaction of performance goals and/or other conditions, or be fully vested at the time of grant. Stock appreciation rights will generally vest on the same basis as stock options. Upon exercise of a stock appreciation right, the participant will receive payment from the Company in an amount determined by multiplying (a) the difference between (i) the fair market value of a share on the date of exercise and (ii) the exercise price times (b) the number of shares with respect to which the stock appreciation right is exercised. Stock appreciation rights may be paid in cash or shares or any combination of both. Unless otherwise provided by the Stock Plan administrator, stock appreciation rights will generally expire three months following a termination for any reason other than death, disability or cause; 12 months following a termination for death or disability; and immediately following a termination for cause. The term of a stock appreciation right shall not exceed 10 years from the date of grant.

Performance Goals

Awards under the Stock Plan may be made subject to performance conditions as well as time-vesting conditions. Such performance conditions may be established and administered in accordance with the requirements of Code Section 162(m) for awards intended to qualify as "performance-based compensation" thereunder. If awards with performance conditions are intended to comply with Code Section 162(m), the applicable performance goals will be composed of an objective formula or standard determined by the Stock Plan administrator with respect to each performance period utilizing one or more of the following factors and any objectively verifiable adjustment(s) thereto permitted and pre-established by the Stock Plan administrator in accordance with Code Section 162(m): (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales, (vii) revenue; (viii) expenses; (ix) cost of goods sold; (x) profit/loss or profit margin; (xi) working capital; (xii) return on capital, equity or assets; (xiii) earnings per share; (xiv) economic value added; (xv) price/earnings ratio; (xvi) stock price; (xvii) price/earnings ratio; (xviii) debt or debt-to-equity; (xix) accounts receivable; (xx) writeoffs; (xxi) cash; (xxii) assets; (xxiii) liquidity; (xxiv) operations; (xxv) intellectual property (*e.g.*, patents); (xxvi) product development; (xxvii) regulatory activity; (xxviii) manufacturing, production or inventory; (xxix) mergers, acquisitions, investments or divestitures; (xxx) financings and/or (xxxi) customer satisfaction, each with respect to the Company and/or one or more of its parent, subsidiaries, affiliates or operating units. Awards to participants who are not subject to the limitations of Code Section 162(m) may be determined without regard to performance goals and may involve the Stock Plan administrator's discretion.

Transferability of Awards

Stock options, stock appreciation rights, unvested restricted stock and RSUs will not be transferable other than by will or by the laws of descent and distribution, except as otherwise permitted by the Stock Plan administrator for all awards other than incentive stock options. This prohibition on transfer will not prevent a participant from designating a beneficiary to exercise the rights of any award and to receive any property distributable with respect to any award upon the death of the participant.

Acceleration of Awards upon a Change in Control

In the event of a change in control of the Company as defined in the Stock Plan, the vesting of all awards outstanding upon the consummation of the change in control will accelerate such that all awards will be fully vested on such date, except as otherwise provided in an applicable award agreement. Otherwise, except as otherwise provided in the applicable award agreement, the Stock Plan administrator may provide for the assumption of outstanding awards, the substitution of outstanding awards with substantially the same terms by the surviving corporation or its parent, or the continuation of outstanding awards by the Company, in all cases without participant consent.

Amendment and Termination

The Board may amend the Stock Plan at any time and for any reason, provided that any such amendment will be subject to stockholder approval to the extent such approval is required by applicable laws, regulations or rules. The

Board may terminate the Stock Plan at any time and for any reason. The Stock Plan will terminate on March 31, 2018 unless re-adopted or extended by the stockholders prior to or on such date. The termination or amendment of the Stock Plan may not adversely affect any award previously made under the Stock Plan.

Federal Income Tax Consequences

The following is a brief summary of the U.S. federal income tax consequences applicable to awards granted under the Stock Plan based on federal income tax laws in effect on the date of this Proxy Statement. This summary is not intended to be exhaustive and does not address all matters which may be relevant to a particular participant based on his or her specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Code Section 409A), or other tax laws other than U.S. federal income tax law. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because individual circumstances may vary, the Company advises all participants to consult their own tax advisors concerning the tax implications of awards granted under the Stock Plan.

A recipient of a stock option or stock appreciation right will not have taxable income upon the grant of the stock option or stock appreciation right. For nonstatutory stock options and stock appreciation rights, the participant will recognize ordinary income upon exercise in an amount equal to the difference between the fair market value of the shares and the exercise price on the date of exercise. Any gain or loss recognized upon any later disposition of the shares will be a capital gain or loss.

The acquisition of shares upon exercise of an incentive stock option will not result in any taxable income to the participant, except, possibly, for purposes of the alternative minimum tax. If the incentive stock option shares are held until the later of two years after the date of grant and one year after the date of exercise (the "holding period"), then all gain above the exercise price paid for the shares which is realized upon the sale of the shares will be a long-term capital gain. However, if the incentive stock option shares are sold before the holding period is met, the participant will recognize ordinary income equal to the lesser of (i) the amount by which the fair market value of the shares on the exercise date exceeds the exercise price, or (ii) the amount by which the sales price exceeds the exercise price, with any additional gain or loss being treated as a capital gain or loss.

For awards of restricted stock, unless the participant elects to be taxed at the time of receipt of the restricted stock by filing a Code Section 83(b) election with the Internal Revenue Service, the participant will not have taxable income upon the receipt of the award, but upon vesting will recognize ordinary income equal to the fair market value of the shares at the time of vesting less the amount paid for such shares (if any). Upon the later sale of the shares, the difference between the sales price and the fair market value of the shares on the vesting date will be a capital gain or loss.

A participant is not deemed to receive any taxable income at the time an award of RSUs is granted. When vested RSUs (and dividend equivalents, if any) are settled and distributed, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of shares received less the amount paid for such RSUs (if any). Any gain or loss recognized upon any later disposition of any shares received upon settlement of the RSUs will be a capital gain or loss.

At the discretion of the Stock Plan administrator, the Stock Plan allows a participant to satisfy his or her tax withholding requirements under federal and state tax laws in connection with the exercise or receipt of an award by electing to have shares withheld, and/or by delivering to the Company already-owned shares.

If the participant is an employee or former employee, the amount a participant recognizes as ordinary income in connection with any award is subject to withholding taxes (not applicable to incentive stock options) and the Company is allowed a tax deduction equal to the amount of ordinary income recognized by the participant. In addition, Code Section 162(m) contains special rules regarding the federal income tax deductibility of compensation paid to a company's chief executive officer and to each of a company's other three most highly compensated executive officers (other than the company's chief financial officer). The general rule is that annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, the Company can preserve the deductibility of certain compensation in excess of $1,000,000 if such compensation qualifies as "performance-based compensation" by complying with certain conditions imposed by the

Code Section 162(m) rules (including the establishment of a maximum number of shares with respect to which awards may be granted to any one employee during one fiscal year) and if the material terms of such compensation are disclosed to and approved by the Company's stockholders. The Stock Plan is structured with the intention that compensation resulting from awards under the Stock Plan may qualify as "performance-based compensation" and, if so qualified, would be deductible.

Awards Under the Stock Plan

Awards under the Stock Plan will be made at the discretion of the Stock Plan administrator, except for Awards to non-employee directors, which will be made by the Board. Neither the Compensation Committee nor the Equity Committee has made any decisions on the amount and type of awards that are to be made under the Stock Plan to our employees in future years. The following table sets forth information concerning awards made during 2011 under the Stock Plan to the executive officers named in our Summary Compensation Table, executive officers as a group, non-executive directors as a group, and non-executive officer employees as a group. Please refer to the Grants of Plan-Based Awards table for further information on these grants. This information may not be indicative of awards that will be made under the Stock Plan in future years.

Name and Position	Number of Shares Subject to Options Granted in 2011	Number of Stock Awards Granted in 2011	Dollar Value of Stock Awards
Lisa Gersh President and Chief Operating Officer	700,000	400,000	$ 1,731,500
Charles Koppelman Former Executive Chairman and Principal Executive Officer	90,000	—	$ —
Kenneth West Chief Financial Officer	175,000	110,000	$ 241,600
Allison Jacques Controller and Chief Accounting Officer (Interim principal financial officer)	25,000	10,000	$ 39,500
Martha Stewart Founder/Chief Editorial, Media and Content Officer	150,000	—	$ —
Daniel Taitz Chief Administrative Officer and General Counsel	300,000	170,000	$ 332,700
Patricia Pollack Senior Executive Vice President, Merchandising	20,000	50,000	$ 254,500
Peter Hurwitz Former General Counsel	75,000	25,000	$ 98,750
Executive Officers as a Group	1,825,000	900,000	$ 3,116,300
Non-Executive Directors as a Group	22,059	224,136	$ 812,448
Non-Executive Officer Employees as a Group	718,500	103,750	$ 407,825

Equity Compensation Plan Information

The following table provides information as of December 31, 2011 with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	8,658,475 (1)	$ 7.50	1,531,131 (2)
Equity compensation plans not approved by security holders (3)	416,667	12.59	N/A
Total	9,075,142		N/A

(1) Includes 554,849 shares subject to awards the vesting of which are tied to service periods, 208,500 shares subject to awards the vesting of which are tied to satisfaction of performance goals and 540,000 shares subject to awards the vesting of which are tied to the satisfaction of pricing levels in respect of our Class A Common Stock. The weighted average exercise price reported in column (b) does not take these awards into account.

(2) Represents shares available for grant under the Stock Plan.

(3) Represents the remainder of a warrant issued in connection with a consulting agreement in August 2006; the shares subject to the warrant became fully vested in July 2007.

OUR BOARD RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE AMENDMENT TO OUR OMNIBUS STOCK AND OPTION COMPENSATION PLAN.

PROPOSAL 3

ADVISORY VOTE ON THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), which amended Section 14A of the Exchange Act, stockholders are entitled to cast an advisory vote no less frequently than once every three calendar years to approve the compensation of the executive officers named in the Summary Compensation Table of this Proxy Statement (the "named executive officers" or "NEOs"), *i.e.*, a say-on-pay vote. In accordance with the wishes expressed by our stockholders at the 2011 Annual Meeting, we have determined to submit approval of the compensation of the named executive officers to you annually. This vote is non-binding; however, because the Compensation Committee and the Board value stockholder input, they will consider the outcome of the vote when making compensation decisions.

The Company's compensation philosophy, more fully described elsewhere in this Proxy Statement, including in the "Compensation Discussion and Analysis," the compensation tables and the narrative discussion, combines a mix of compensation elements designed to attract and retain executive talent and to encourage the achievement of short and long-term performance goals. To that end, our NEOs receive a mix of base salary, the opportunity to earn an annual bonus and long-term equity awards, all of which are reviewed at least annually by the Compensation Committee. Because of the structure of our compensation packages, a significant portion of our NEOs' total potential compensation can be considered to be "at risk." In addition, the Company has stock ownership and retention guidelines in place to align the interests of our NEOs with stockholder interests.

We are requesting your vote on the following resolution:

RESOLVED, that the compensation paid to the Company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K in this Proxy Statement, including in the "Compensation Discussion and Analysis," the compensation tables and the narrative discussion, is hereby approved.

OUR BOARD RECOMMENDS A VOTE FOR THIS RESOLUTION.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth below with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K.

Members of the Compensation Committee

William Roskin (Chairperson)
Frederic Fekkai
Arlen Kantarian
Todd Slotkin

The Compensation Committee Report above does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act that might incorporate our SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that we adopt in the future may differ materially from the current or planned programs summarized in this discussion.

COMPENSATION PHILOSOPHY

Our compensation philosophy is guided by our belief that achievement of our business goals depends on attracting and retaining executives with an appropriate combination of creative skill and managerial expertise. Our compensation program is designed to attract such executives and align their total compensation with the short and long-term performance of the Company. The Company's compensation program is composed of base salary, annual bonus and equity compensation.

- We provide our senior executives with base salaries commensurate with their backgrounds, skill sets and responsibilities;
- We provide the opportunity to earn annual bonuses that are intended to reward our executives based on the performance of our Company and that of the executive; and
- We make equity awards that vest over time in order to induce executives to remain in our employ and to align their interests with those of our other stockholders. We have moved towards equity compensation packages based primarily on stock options and RSUs because we believe these longer-term awards better align our executives' interests with those of other stockholders.

The Compensation Committee reviews and administers the compensation program for each of our NEOs, including Martha Stewart, and certain other senior executives. For more information on the scope and authority of the Compensation Committee, see "Meetings and Committees of the Board – Compensation Committee" above.

Adjustments to compensation typically are set at a Compensation Committee meeting early in the calendar year after the Board has reviewed performance for the past year and prospects for the year ahead, although compensation decisions may be made throughout the year for a variety of reasons.

In early 2012, the Compensation Committee also reviewed a risk assessment of our compensation policies and practices and determined that our compensation policies and practices do not encourage risk-taking that is reasonably likely to have a material adverse effect on the Company. Factors considered in making this determination included:

(1) that our compensation mix for employees, including executives, recognizes that while long-term success is key, annual business, individual performance and adequate fixed compensation are also essential;

(2) that target annual cash incentives are based on adjusted EBITDA (as defined below) and revenue targets and on individual contributions;

(3) that annual cash incentives are targeted at no more than 100% of base salary, and the bonuses of most senior officers are capped at a maximum of 150% of the target bonus amount;

(4) that equity and equity-based awards have a retentive element and typically vest ratably over a three- or four-year period in the case of stock options and over a two-, three- or four-year period in the case of RSUs; and

(5) that the executives are subject to stock ownership guidelines, linking executives with the long-term interests of stockholders.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

We conducted our first advisory vote on the compensation of our named executive officers at our 2011 Annual Meeting. While this vote was not binding on us, the Board or the Compensation Committee, we believe that it is important for our stockholders to have an opportunity to vote on this proposal on an annual basis as a means to express their views regarding our executive compensation philosophy, our compensation policies and programs, and our decisions regarding executive compensation, all as disclosed in our proxy statement. To the extent there is any significant vote against the compensation of our named executive officers, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

At the 2011 Annual Meeting, nearly 99% of the votes cast on the advisory vote on executive compensation proposal were in favor of our named executive officer compensation as disclosed in the proxy statement, and as a result our named executive officer compensation was approved. This percentage, of course, took into account the stock ownership and voting control of Martha Stewart, mostly through her ownership of the Class B Common Stock. When the shares voted "against" the compensation of the named executive officers were considered against the number of shares of Class A Common Stock outstanding on the record date, however, those disapproving of our approach amounted to less than 11% of the outstanding shares of Class A Common Stock. The Board and Compensation Committee reviewed these final vote results and determined that, given the significant level of support of our approach to compensation by the broader range of stockholders, no changes to our executive compensation policies and decisions were necessary. However, we regularly review our executive compensation to ensure compliance with our pay-for-performance philosophy.

We have determined that our stockholders should vote on a say-on-pay proposal each year, consistent with the recommendation of the Board and the preference expressed by our stockholders at the 2011 Annual Meeting. Accordingly, our Board recommends that you vote FOR Proposal 3 at the Annual Meeting. For more information, see "Proposal 3 – Advisory Vote on the Compensation of our Named Executive Officers" in this Proxy Statement.

APPROACH TO ESTABLISHING TOTAL COMPENSATION LEVELS

Internal Review

Our executives receive a mix of base salary, the opportunity for performance-based annual bonuses and long-term equity or equity-based awards. We arrive at total compensation levels by determining appropriate levels for each element. The relative weight of each element is determined by the Compensation Committee based on its assessment of the effectiveness of each element in supporting our short-term and long-term strategic objectives. Base

salary, benefits and performance-based bonuses relate to short-term incentives and encourage short-term performance; stock options and RSUs, which vest in various proportions over time or at the end of a fixed period (and may be conditioned upon the achievement of performance metrics or Class A Common Stock price targets), encourage a focus on achieving long-term performance goals.

In determining compensation for current NEOs, our Compensation Committee considers many variables, including each candidate's respective experience. While not formulaic or exhaustive, the variables the Compensation Committee has considered in the past include:

- the experience, knowledge, and performance of the senior executive in question;
- the competitive market for similar executive talent;
- how critical the retention of any particular executive is to achieving the Company's strategic goals;
- the performance of the Company (and each of its operating segments) against internal performance targets;
- how well an executive works across business segments to promote overall corporate goals;
- future potential contributions of the executive;
- pre-existing employment agreements between the Company and an NEO; and
- compensation at former employers, in the case of new hires.

Based on this analysis, as described below, the Compensation Committee makes determinations as to each element of the compensation package, weighing each component in its discretion based on the facts and circumstances surrounding each NEO's employment agreement or annual review.

Market Review

In 2011, the Compensation Committee continued its relationship with FWC as its independent compensation consultant to provide advice to the Compensation Committee on the compensation program structure, including director compensation and individual compensation arrangements. FWC was selected by and reports to the Compensation Committee and does not provide any other services to the Company. During 2011, FWC provided advice to the Compensation Committee with respect to salary, bonus and equity-based awards to Lisa Gersh. In 2011, FWC provided a peer group proxy analysis of 23 companies (the "peer group") selected with greater emphasis on industry rather than size for use in connection with evaluating the compensation of Ms. Gersh. The data was collected from the then most recently available proxy statements of these companies.

The data was collected from the then-most recently available proxy statements of these companies. The peer group used in 2011 was comprised of the following companies:

1-800-Flowers.com	Estee Lauder	The New York Times
American Greetings	Guess	Polo Ralph Lauren
Cablevision	IAC/Interactivecorp	Scholastic
Kenneth Cole	The Knot	Scripps Networks Interactive
Discovery Communications	Lifetime Brands	Sirius XM Radio
Dreamworks Animation	Liz Claiborne	Steve Madden
Elizabeth Arden	Media General	World Wrestling Entertainment
Perry Ellis	Meredith Corp.	

Playboy Enterprises, which had been included in the peer group in prior years, was not included in 2011 because it ceased being a publicly traded company in March 2011.

ANALYSIS OF ELEMENTS OF TOTAL COMPENSATION

Base Salaries

While we believe it is appropriate for an executive's total compensation package to be significantly conditioned on both the executive's and the Company's performance, we also recognize that base salary is an important element of consideration for services rendered by the executive. Accordingly, while we seek to keep base salaries competitive with the peer group, we also use our judgment to determine specific pay levels necessary to attract and retain executive talent. In addition, base salaries relate to the scope of the executive's responsibility and his or her years of experience. Salary increases are based on the Compensation Committee's evaluation of current and anticipated future performance and, in some cases, reflect additional responsibilities.

In 2011, Ms. Stewart's annual talent compensation remained at the level provided for in her April 2009 employment agreement, $2 million. This amount had been determined on the basis of Ms. Stewart's length of service and experience, as well as how critical her services were to the Company. The Compensation Committee utilized publicly available information in general circulation media on what similar celebrities were earning for relatively similar services to provide context in negotiating this amount.

Each of Ms. Gersh, Mr. Taitz and Mr. West commenced their employment with the Company in 2011, with the base salaries and other compensation provided in their employment agreements determined by arm's-length negotiations with the Compensation Committee. Ms. Gersh's base salary was negotiated by the Compensation Committee based in part on information received from FWC about the peer group. With respect to determining the base salaries of Mr. West and Mr. Taitz, the Compensation Committee looked both to their respective base salaries at their prior employers, as well as to the base salaries received by their predecessors.

Ms. Jacques's base salary was increased from $225,000 to $250,000 in January 2011 in recognition of her excellent service to the Company. In addition, Ms. Jacques received an additional $12,000 per month retroactive to January 1, 2011 for every month she served as interim principal financial officer, for a total of $97,636. Ms. Pollack's salary was increased from $350,000 to $550,000 reflecting the increased responsibilities she assumed upon her promotion to Senior Executive Vice President, Merchandising upon the departure in June 2011 of Robin Marino, who had been the President and Chief Executive Officer of Merchandising.

Ms. Turner's employment with the Company terminated effective February 1, 2011; Mr. Koppelman's employment with the Company terminated effective September 15, 2011; and Mr. Hurwitz's employment with the Company terminated effective October 1, 2011. None received salary adjustments during 2011 since the Compensation Committee did not believe increases were necessary. See "Executive Compensation Arrangements" below.

Annual Bonuses

Annual bonuses for the NEOs and others are designed to reflect the overall financial performance of the Company against pre-determined annual goals set by the Compensation Committee. The Compensation Committee also considers the individual's performance of his or her job responsibilities. At target levels and beyond, these bonuses can represent a material part of our NEOs' total compensation. The Compensation Committee retains discretion to adjust all awards.

Bonuses to executive officers are typically awarded pursuant to The Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan and, where applicable, the individual's employment agreement or offer letter. Target bonuses are set as a percentage of the participant's annual base salary. Since we believe that senior executives can have the greatest direct impact on the Company's overall results, we typically set their bonus targets at a higher percentage of base salaries than other employees. In 2011, Ms. Gersh had a target bonus of 100% of her base salary, and a maximum bonus of 150% of that target amount; Ms. Stewart had a target bonus of $1 million with a maximum annual bonus of 150% of that amount; Mr. Taitz and Mr. West had target bonuses of 75% of their respective base salaries, with maximum annual bonuses of 150% of those target amounts; Ms. Pollack had a target bonus of 50% of her base salary; and Ms. Jacques had a target bonus of 40% of her base salary. Each of the employment agreements of Ms. Gersh, Mr. West and Mr. Taitz provided for proration of their bonuses for 2011, their first year of employment, as well as guaranteed minimum bonus payments, in the amounts of $200,000, $30,000 and $50,000,

respectively. In connection with her promotion, Ms. Pollack was also guaranteed a minimum bonus of $100,000 for 2011.

At the start of 2011, the Compensation Committee determined that bonuses for 2011 for the NEOs would be based 75% on the Company's achievement of an adjusted consolidated income (loss) before interest income or expense, taxes, depreciation and amortization, impairment, non-cash compensation expense and other expense ("adjusted EBITDA") target of $17 million; and 25% on the Company's achievement of a revenue target of $248 million. It also provided that the awards would be subject to adjustment based on individual performance during the year. The Compensation Committee set the bonus pool at $5.1 million for the target payout and determined that there would be no payout unless at least 80% of the adjusted EBITDA target was achieved (except as was required to meet any contractual minimum bonus payments and except pursuant to its retained full discretion to make awards outside the plan to any employee should it determine it would be in the Company's best interest to do so). (We consider adjusted EBITDA an important indicator of operational strength because it captures all of the revenue and ongoing operating expenses of our business and is a measure widely used in the media and entertainment industry.)

Neither the adjusted EBITDA target nor the revenue target provided for 2011 was achieved. Ms. Gersh, Mr. West, Mr. Taitz and Ms. Pollack received only their guaranteed minimum bonus payments. In addition, in recognition of her service to the Company as interim principal financial officer, the Compensation Committee also approved a bonus payment to Ms. Jacques in the amount of $20,000.

The Compensation Committee has decided that for 2012, bonuses payments to the NEOs will be based on achievement of the metrics set forth in the following table (weighted as set forth in the table for each individual), with achievement of at least 80% of the adjusted EBITDA target as a prerequisite for payment of any bonus amounts. The Compensation Committee retains full discretion to make discretionary awards outside of this plan to any employee, including NEOs, should it determine it is in the Company's best interests to do so. As stated below, Ms. Stewart's employment agreement has been extended through June 30, 2012 after which the Company will enter into a new employment agreement with her; accordingly, the Compensation Committee has not yet determined what her 2012 bonus metrics will be.

	Adjusted EBITDA	Individual Goals/Discretion	Business Unit Goal
Lisa Gersh	70%	30%	0%
Kenneth West	70%	30%	0%
Daniel Taitz	70%	30%	0%
Patricia Pollack	40%	10%	50%
Allison Jacques	70%	30%	0%

Long-Term Incentive Compensation

To succeed in our business goals, we need to recruit and retain key executives and creative talent. One tool to achieve this is to grant annual equity or equity-based awards. Because these awards vest over time or at a fixed future date, they provide an incentive to stay with the Company over the long term. These equity or equity-based awards also provide flexibility to the Compensation Committee to reward superior performance by senior executive officers.

Long-term incentive awards are typically granted annually (or, in the case of some new hires, at the time they join the Company). However, there may also be awards made at other times during the year in connection with promotions or other unique circumstances.

All equity awards made since May 2008 were made pursuant to our Stock Plan, which was approved at our May 2008 annual meeting of stockholders. In 2008, we adopted a guideline on equity issuances. Under the guideline, unless otherwise specified, awards of equity determined during the course of any calendar month become effective on the first business day of the following calendar month. We then issue and price equity awards on that first business day of the month with an exercise price or value, as the case may be, equal to or based upon the closing price of our Class A Common Stock on that day. All stock options granted by the Company have been nonqualified stock options.

When determining the magnitude of a grant to an NEO or other senior executive, we consider the executive's level of responsibility and other relevant factors. We tend to make these awards in bands that correlate to an executive's title (*e.g.*, Senior Vice Presidents receive larger awards than Vice Presidents), but, as noted above, an individual executive's performance in the prior fiscal year might result in the executive receiving a greater or lesser grant. In the past few years, the Compensation Committee has shifted the mix of equity and equity-based awards, emphasizing options and RSUs. Although we have to recognize a charge for the value of an option when granted that might be disproportionate to the value received by the recipient upon exercise, we believe options align the interests of recipients with those of stockholders because the recipient only realizes value if our Class A Common Stock appreciates above the grant date price. Since RSUs are settled on vesting in shares of our Class A Common Stock, their value to the recipient is also driven by the price of our Class A Common Stock. In 2009 and 2010, the RSUs that we awarded also initially included performance elements. In 2011, we further included both options and RSUs with triggers tied to the price of our Class A Common Stock. We believe both options and RSUs help us retain our executives by having the awards vest over a period of years or at the end of a fixed period.

On March 1, 2011, the Company made awards of service-based options and RSUs, as set forth in the table below.

	Shares Subject to Options	RSUs
Martha Stewart	150,000	–
Charles Koppelman	90,000	–
Peter Hurwitz	75,000	25,000
Allison Jacques	25,000	10,000
Patricia Pollack	20,000	–

The options were to vest with respect to 33% of the shares on each of March 1, 2012 and 2013 and with respect to 34% of the shares on March 1, 2014. The RSUs were to vest with respect to 50% of the shares on each of March 1, 2012 and March 1, 2013. As a result of the arrangements governing their separation, all the March 1, 2011 awards to Mr. Koppelman vested on September 15, 2011, and options with respect to 24,750 shares and 12,500 of the RSUs awarded to Mr. Hurwitz vested on October 1, 2011.

The employment agreements of Lisa Gersh, Kenneth West and Daniel Taitz were each structured to emphasize and reward long-term growth. Each received service-based and price-based equity awards. The Compensation Committee looked to the above peer group as a reference in helping to determine the equity awards for Ms. Gersh, Mr. West and Mr. Taitz. A summary of the awards is set forth in the table below.

	Service-Based		Price-Based	
	Shares Subject to Options (1)	RSUs (2)	Shares Subject to Options (3)	RSUs
Lisa Gersh	300,000	200,000	400,000	200,000 (4)
Kenneth West	75,000	50,000	100,000	60,000 (5)
Daniel Taitz	100,000	50,000	200,000	120,000 (5)

(1) Options vest as to approximately one-third of the shares on each of the second, third and fourth anniversaries of the respective NEO's start date.

(2) Approximately one-third of the RSUs vest on each of the second, third and fourth anniversaries of the NEO's start date.

(3) Options for 25% of the shares have exercise prices of $6, $8, $10 and $12 per share and vest at such time as the trailing average price during the term of the NEO's employment agreement equals or exceeds the exercise price.

(4) Twenty-five percent of the RSUs vest at such time as the trailing average price during the term of the NEO's employment agreement equals or exceeds each of $6, $8, $10 and $12.

(5) Twenty-five percent of the RSUs vest at such time as the trailing average price during the term of Mr. West's and Mr. Taitz's respective employment agreements equals or exceeds each of $8, $10, $12 and $14.

Ms. Gersh's employment agreement also provides that on the first anniversary of her June 2011 start date she will be awarded an option for 200,000 shares, vesting in equal amounts on the second, third and fourth anniversaries of Ms. Gersh's start date and at least 75,000 RSUs, vesting in equal amounts on the second, third and fourth anniversaries of the start date. Mr. Taitz's employment agreement also provides that on the first anniversary of his August 2011 start date he will be awarded at least 30,000 RSUs, vesting in equal amounts on the second, third and fourth anniversaries of his start date.

In connection with her promotion, Ms. Pollack received 50,000 RSUs on June 1, 2011, vesting approximately one third on each of the first, second and third anniversaries of the grant date.

Perquisites and Personal Benefits

Our NEOs do not generally receive many of the perquisites found at other companies. However, see "Executive Compensation Agreements" and "Certain Relationships and Related Person Transactions – Transactions with Martha Stewart" for a discussion of the benefits received by Ms. Stewart pursuant to her employment agreement and the Intangible Asset License Agreement.

The other NEOs are eligible to participate in the Company's 401(k) plan on the same terms as other eligible management-level employees, which includes receiving Company matching contributions.

Separation Arrangements

In line with our efforts to attract and retain executives with creative skill and managerial excellence, we have entered into employment agreements with Ms. Stewart, Ms. Gersh, Mr. Taitz and Mr. West that provide for benefits in connection with certain termination events. Neither Ms. Jacques nor Ms. Pollack has an employment agreement, but in accordance with the Company's severance policy, as of April 1, 2012, Ms. Jacques was entitled to 29 weeks of base salary in the event of termination without cause and Ms. Pollack was entitled to 22 weeks of base salary in the event of termination without cause. These arrangements are described below under "Executive Compensation Arrangements" and "Potential Payments Upon Termination or Change in Control."

Employee Stock Ownership/Retention Guidelines

Our employee stock ownership/retention guidelines are intended to encourage executive officers to maintain an equity interest in the Company to help further align their interests with the interests of other stockholders. Each executive officer must attain the following ownership requirements within a five-year period. The targets apply to shares owned outright.

Principal Executive Officer:	60,000 shares
All other executive officers:	20,000 shares

Officers who do not meet the ownership test are required to hold 75% of vested shares (net of shares withheld for tax obligations) until such time as the applicable target is achieved. This requirement does not, however, apply to shares granted as part of a bonus payment.

Ms. Stewart beneficially owns approximately 42% of the outstanding shares of the Company's Common Stock. Since Ms. Gersh, Mr. West and Mr. Taitz became employees and executive officers during 2011 and Ms. Pollack became an executive officer in 2011, each is deemed to be in compliance with these guidelines while each accumulates shares within the five-year period. Ms. Jacques did not hold 75% of her net vested shares in 2011, but nonetheless has five years to accumulate the necessary shares to be otherwise in compliance with these guidelines.

Other Policies

We consider hedging an inappropriate trading practice. We do not allow our directors, officers or employees to invest in derivatives of our securities, including trading in puts, calls and options, without the prior approval of our Board.

We have yet to adopt a formal policy fixing a course of action with regard to compensation adjustments following a restatement of financial results. We expect to do so once the SEC issues rules in this area as it has been directed by Dodd-Frank.

Tax Issues

The Compensation Committee also oversees compliance with Internal Revenue Code Section 162(m), which generally disallows a tax deduction to public companies for compensation over $1 million paid to certain named executive officers, subject to certain exceptions. The Compensation Committee believes, however, that in certain circumstances, factors other than tax deductibility take precedence when determining the forms and levels of executive compensation most appropriate and in the best interests of the Company and our stockholders. Accordingly, the Compensation Committee has from time to time approved elements of compensation for certain officers that are not fully deductible and reserves the right to do so in the future, when appropriate.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compen-sation ($)	All Other Compen-sation ($)	Total ($)
Lisa Gersh President and Chief Operating Officer	2011	403,846	200,000	1,731,500	1,416,538	–	(3)	3,751,884
Charles Koppelman Former Executive Chairman and Principal Executive Officer	2011	803,423	–	785,400	490,631	–	1,706,087(4)	3,785,542
	2010	990,000	–	931,600	261,042	–	85,583	2,268,225
	2009	912,115	–	–	475,730	659,999	74,214	2,122,062
Kenneth West Chief Financial Officer	2011	128,077	30,000	241,600	173,521	–	(3)	573,198
Kelli Turner Former Chief Financial Officer	2011	53,942	–	415,800	–	–	(3)	469,742
	2010	425,000	40,000	493,200	130,521	–	12,952	1,101,673
	2009	279,327	–	–	215,606	283,332	(3)	778,265
Allison Jacques Controller and Principal Accounting Officer (Interim principal financial officer)	2011	346,675	20,000	114,575	44,394	–	(3)	525,643
	2010	226,923	20,000	89,050	18,273		(3)	354,246
	2009	259,615	–	30,000(5)	32,436	65,998	(3)	388,049
Martha Stewart Founder/Chief Editorial, Media and Content Officer	2011	2,000,000	–	–	266,362	–	3,235,438(6)	5,501,800
	2010	2,000,000	–	–	783,125	–	3,124,262	5,907,387
	2009	1,714,423	3,114,231	–	735,219	666,667	3,553,965	9,784,505
Daniel Taitz Chief Administrative Officer and General Counsel	2011	147,115	50,000	332,700	281,558	–	(3)	811,373
Patricia Pollack Senior Executive Vice President, Merchandising	2011	460,000	100,000	254,500	35,515	–	11,078(7)	861,093
Peter Hurwitz Former General Counsel	2011	338,462	–	274,040	196,663	–	699,790(8)	1,508,954
	2010	376,923	35,000	161,660	52,208	–	17,951	643,742
	2009	80,769	–	–	278,859	61,248	(3)	420,876

(1) Amounts represent the aggregate grant date fair value of stock awards and, in 2010 and 2011, the incremental fair value of modified awards, each as computed in accordance FASB ASC Topic 718. For each of the restricted stock awards made under the Stock Plan, grant date fair value was calculated using the closing price on the grant date multiplied by the number of shares. The 2009 stock awards were in the form of performance-based RSUs. Based on the probable outcome of the performance conditions associated with the 2009 performance-based RSUs, the grant date fair value was zero, which was the estimated aggregate compensation cost to be recognized over the service period, determined as of the grant date under FASB ASC Topic 718. In

March 2010, the 2009 performance-based RSUs were modified to reduce the cumulative adjusted EBITDA target and eliminate any vesting below 100% of performance target. The 2010 amounts include the incremental fair value of the modified 2009 performance-based RSUs, computed as of the modification date in accordance with FASB ASC Topic 718. Assuming the probable outcome of the modified performance conditions, but excluding the amount of estimated forfeitures, the incremental fair value at probable outcome was the same as the incremental fair value at the highest level of performance. The 2010 amounts also include the grant date fair value of stock grants in 2010, all of which were initially performance-based RSUs, assuming the probable outcome of the performance conditions associated with performance-based RSUs, but excluding the amount of estimated forfeitures. The grant date fair value at probable outcome was the same as the grant date fair value at the highest level of performance conditions. In December 2010, the Compensation Committee approved the removal of the cumulative EBITDA performance targets from the performance-based RSUs awarded in both 2009 and 2010, which modification became effective in 2011. The 2011 amounts include the incremental fair value of the modified 2009 and 2010 performance-based RSUs computed as of the date deemed modified in accordance with FASB ASC Topic 718. The 2011 amount for Mr. Hurwitz also includes the incremental fair value, computed in accordance with FASB ASC Topic 718, of stock awards modified when his employment terminated. See the notes to the Grants of Plan-Based Awards in 2011 table. These amounts do not represent the actual value that may be realized by the NEOs.

(2) Amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For the assumptions used to determine the grant date fair value, see Note 9 to our 2011 audited financial statements contained in our Annual Report on Form 10-K. Please also refer to the Grants of Plan-Based Awards in 2011 table for information on option awards made in 2011. The 2011 amounts for Mr. Koppelman and Mr. Hurwitz include the incremental fair value, computed in accordance with FASB ASC Topic 718, of option awards modified when their employment terminated. See the notes to the Grants of Plan-Based Awards in 2011 table. These amounts do not represent the actual value that may be realized by the NEOs.

(3) Less than $10,000.

(4) Mr. Koppelman's 2011 other compensation of $1,706,087 consists of (i) $1,466,923 of severance, (ii) $42,500 for his use of a driver, (iii) $35,000 for reimbursement of legal fees, (iv) life insurance premiums and reimbursement of medical insurance premiums (at the active employee rate) incurred and to be incurred and (v) compensation as a director consisting of $18,739 of Fees Earned or Paid in Cash and $127,000 in Stock Awards (representing the grant date fair value, computed in accordance with FASB ASC Topic 718). For the assumptions used to determine the grant date fair value, see Note 9 to our 2011 audited financial statements contained in our Annual Report in Form 10-K.

(5) In December 2009, Ms. Jacques was paid a bonus in the amount of $30,000 for earlier service as interim principal financial and accounting officer for the period January 1, 2009 to March 30, 2009, which was paid in 5,769 fully vested shares of Class A Common Stock.

(6) Ms. Stewart's 2011 other compensation of $3,235,438 consists of (i) $2,100,000 in fees and expenses for which we are responsible under the Intangible Asset License Agreement; (ii) $289,653 of union required and other fees earned as talent on our television shows; (iii) $612,249 for security services; (iv) $83,327 for the portion of personnel costs for individuals performing work for Ms. Stewart for which we were not reimbursed; (v) $73,230 for a weekend driver; (vi) life and other insurance premiums, expenses for personal fitness provided in her capacity as on-air talent (including a trainer) and a charitable contribution; and (vii) vendor/advertiser supplied samples/products, and utilities and telecommunication services with no incremental cost to the Company. See "Certain Relationships and Related Person Transactions – Transactions with Martha Stewart."

(7) Consists of matching contribution to the 401(k) plan, life and other insurance premiums.

(8) Mr. Hurwitz's 2011 other compensation of $699,790 consists of (i) $680,000 of severance and (ii) COBRA premiums incurred and to be incurred, parking expenses (including tax gross up) and life insurance premiums.

GRANTS OF PLAN-BASED AWARDS IN 2011

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Lisa Gersh	N/A	–	437,500	656,250							
	6/6/2011							200,000 (2)			970,000
	6/6/2011					200,000 (3)					761,500
	6/6/2011								300,000 (4)	4.85	651,538
	6/6/2011					100,000 (5)				6.00	235,000
	6/6/2011					100,000 (5)				8.00	205,000
	6/6/2011					100,000 (5)				10.00	173,000
	6/6/2011					100,000 (5)				12.00	152,000
Charles Koppelman	N/A	–	990,000	1,485,000							
	3/1/2011								90,000 (6)	3.95	490,631 (6)
	9/15/2011							15,151 (7)			49,996
	9/15/2011					100,000 (8)					77,000
	N/A										785,400 (9)
Kenneth West	N/A	–	112,500	168,750							
	9/6/2011							50,000 (10)			154,000
	9/6/2011					60,000 (11)					87,600
	9/6/2011								75,000 (4)	3.08	103,271
	9/6/2011					25,000 (12)				6.00	25,000
	9/6/2011					25,000 (12)				8.00	19,250
	9/6/2011					25,000 (12)				10.00	14,750
	9/6/2011					25,000 (12)				12.00	11,250
Kelli Turner	N/A	–	425,000								
	N/A										415,800 (9)
Allison Jacques	N/A	–	100,000								
	3/1/2011							10,000 (13)			39,500
	3/1/2011								25,000 (14)	3.95	44,394
	N/A										75,075 (9)

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Martha Stewart	N/A	–	1,000,000	1,500,000							
	3/1/2011								150,000 (14)	3.95	266,362
Daniel Taitz	N/A	–	126,563	189,844							
	8/22/2011							50,000 (10)			157,500
	8/22/2011					120,000 (11)					175,200
	8/22/2011								100,000 (15)	3.15	141,058
	8/22/2011					50,000 (12)				6.00	50,000
	8/22/2011					50,000 (12)				8.00	38,500
	8/22/2011					50,000 (12)				10.00	29,500
	8/22/2011					50,000 (12)				12.00	22,500
Patricia Pollack	N/A	–	275,000								
	3/1/2011								20,000 (14)	3.95	35,515
	6/1/2011							50,000 (16)			254,500
Peter Hurwitz	N/A	–	245,000								
	3/1/2011							25,000 (17)			137,750 (17)
	3/1/2011								75,000 (18)	3.95	196,663 (18)
	N/A										136,290 (9)

(See footnotes on following page)

(1) Amounts represent target amounts payable to each NEO pursuant to each officer's employment agreement or offer letter, as applicable. The adjusted EBITDA target provided for 2011 was not achieved. However, in connection with their hiring or promotion, each of Ms. Gersh, Mr. West, Mr. Taitz and Ms. Pollack had a minimum guaranteed bonus for 2011. Ms. Jacques received $20,000. All such amounts are set forth in the Bonus column of the Summary Compensation Table.

(2) Sixty-six thousand six hundred sixty-seven of these RSUs will vest on each of the second and third anniversaries of the grant date and 66,666 will vest on the fourth anniversary.

(3) Twenty-five percent of these RSUs will vest if and only if the trailing average price is at least $6 during the period beginning on the grant date and ending on the fourth anniversary of the grant date; 25% will vest if and only if the trailing average price is at least $8 during the period beginning on grant date and ending on the fourth anniversary of the grant date; 25%. will vest if and only if the trailing average price is at least $10 during the period beginning on grant date and ending on the fourth anniversary of the grant date; and 25% will vest if and only if the trailing average price at least $12 during the period beginning on grant date and ending on the fourth anniversary of the grant date.

(4) This option will vest with respect to one-third of the shares on each of the second, third and fourth anniversaries of the grant date.

(5) This option will vest if and only if the trailing average price is at least equal to the exercise price during the period beginning on the grant date and ending on the fourth anniversary of the grant date.

(6) This option vested on September 15, 2011 upon termination of Mr. Koppelman's employment. See "Executive Compensation Agreements – Employment Agreement and Services Agreement with Charles Koppelman." Grant Date Fair Value of Stock and Option Awards includes $330,814 in incremental fair value as the result of accelerated vesting of this and three other option awards upon termination of Mr. Koppelman's employment.

(7) These RSUs were to vest on September 15, 2012. However, they are to be forfeited on the date of the Annual Meeting and to be replaced with an identical grant.

(8) Fifty percent of these RSUs will vest if and only if the trailing average price is at least $6 during the period beginning on September 15, 2011 and ending on December 31, 2012 and 50% will vest if and only if the trailing average is at least $8 during the period beginning on September 15, 2011 and ending on December 31, 2012.

(9) Represents the aggregate incremental fair value of performance-based RSUs awarded to Mr. Koppelman, Ms. Turner and Ms. Jacques in 2009 and to Mr. Koppelman, Ms. Turner, Ms. Jacques and Mr. Hurwitz in 2010, which were modified effective in 2011 to remove the cumulative EBITDA performance targets.

(10) Sixteen thousand six hundred sixty-seven of these RSUs will vest on each of the second and third anniversaries of the grant date and 16,666 will vest on the fourth anniversary of the grant date.

(11) Twenty-five percent of these RSUs will vest if and only if the trailing average price is at least $8 during the period beginning on the grant date and ending on the fourth anniversary of the grant date; 25% will vest if and only if the trailing average is at least $10 during the period beginning on the grant date and ending on the fourth anniversary of the grant date; 25% will vest if and only if the trailing average price is at least $12 during the period beginning on the grant date and ending on the fourth anniversary of the grant date; and 25% will vest if and only if the trailing average price is at least $14 during the period beginning on the grant date and ending on the fourth anniversary of the grant date.

(12) This option will vest if and only if the trailing average price is at least equal to the exercise price during the period beginning on the grant date and ending on the third anniversary of the grant date.

(13) Fifty percent of these RSUs vested on March 1, 2012 and 50% will vest on March 1, 2013.

(14) This option vested with respect to 33% of these shares on March 1, 2012. It will vest with respect to an additional 33% on March 1, 2013 and with respect to the remaining 34% on March 1, 2014.

(15) This option will vest as to 33,334 of the shares on the second anniversary of the grant date and with respect to 33,333 shares on each of the third and fourth anniversaries of the grant date.

(16) Sixteen thousand five hundred of these RSUs will vest on the first and second anniversaries of the grant date and 17,000 will vest on the third anniversary of the grant date.

(17) Fifty percent of these RSUs vested on October 1, 2011 upon termination of Mr. Hurwitz employment and the balance were forfeited. Grant Date Fair Value of Stock and Option Awards includes $39,000 in incremental fair value as the result of the accelerated vesting of this award upon termination of Mr. Hurwitz's employment. See "Executive Compensation Agreements – Compensation of Peter Hurwitz."

(18) This option vested with respect to 24,750 shares on October 1, 2011 upon termination of Mr. Hurwitz's employment. Grant Date Fair Value of Stock and Option Awards includes $63,481 in incremental fair value as a result of the accelerated vesting of a portion of this and two other options upon termination of Mr. Hurwitz's employment.

EXECUTIVE COMPENSATION AGREEMENTS

EMPLOYMENT AGREEMENT WITH LISA GERSH

Lisa Gersh became our President and Chief Operating Officer on June 6, 2011. The Company has entered into an employment agreement with Ms. Gersh that is in effect until June 6, 2015 under which she will serve as President and Chief Operating Officer until a date to be designated by the Board, which date is anticipated to be no later than June 30, 2012, at which date Ms. Gersh will be promoted to Chief Executive Officer. The agreement further provides for Ms. Gersh's appointment to the Board (which occurred on July 19, 2011) and for her nomination as a director in connection with each annual meeting of the Company's stockholders during the term of the agreement.

The agreement provides for an annual base salary of not less than $750,000 ($850,000 upon her promotion to Chief Executive Officer). It also provides for an annual target bonus of 100% of base salary, with a minimum bonus of 0% of base salary and a maximum bonus of 150% of base salary, based on the achievement of goals established by the Compensation Committee for each calendar year, prorated for the days of employment in 2011 and 2015. The bonus for 2011 was to be based on achievement of the adjusted EBITDA target described under "Compensation Discussion and Analysis – Analysis of Elements of Total Compensation – Annual Bonuses" (without any one-time restructuring charges), but no less than $200,000.

In connection with her agreement, we granted Ms. Gersh an option to purchase 300,000 shares of Class A Common Stock with an exercise price equal to the closing price on the grant date, which option will vest as to 100,000 of the shares on each of June 6, 2013, June 6, 2014 and June 6, 2015. Ms. Gersh also received options to purchase 400,000 shares of the Company's Class A Common Stock, of which an option for 100,000 shares has an exercise price of $6 per share and vests only if the trailing average price during the term of the employment agreement has been at least $6; an option for 100,000 shares has an exercise price of $8 per share and vests only if the trailing average price during the term of the employment agreement has been at least $8; an option for 100,000 shares has an exercise price of $10 per share and vests only if the trailing average price during the term of the employment agreement has been at least $10; and an option for 100,000 shares has an exercise price of $12 per share and vests only if the trailing average price during the term of the employment agreement has been at least $12.

We also granted Ms. Gersh 200,000 RSUs, 66,667 of which will vest on each of June 6, 2013 and June 6, 2014, and 66,666 of which will vest on June 6, 2015 and 200,000 RSUs, 50,000 of which will vest if the trailing average price during the term of the employment agreement has been at least $6, an additional 50,000 of which will vest if the trailing average price during the term of the employment agreement has been at least $8, an additional 50,000 of which will vest if the trailing average price during the term of the employment agreement has been at least $10, and the final 50,000 of which will vest if the trailing average price during the term of the employment agreement has been at least $12.

We also agreed to grant Ms. Gersh on June 6, 2012 (or as soon as practicable thereafter) an option to purchase 200,000 shares that will vest in approximately equal tranches on each of June 6, 2013, June 6, 2014 and June 6, 2015 and no less than 75,000 RSUs that will vest in equal tranches on each of June 6, 2013, June 6, 2014 and June 6, 2015.

The agreement contemplates that Ms. Gersh will be eligible for consideration by the Compensation Committee for participation in the annual stock incentive program or other incentive program provided for similarly situated senior executives.

Ms. Gersh is entitled to participate in our employee benefit plans, policies, programs and arrangements provided generally to similarly situated employees of the Company and to reimbursement of all reasonable business expenses in accordance with Company policies relating to such expenses.

If we terminate Ms. Gersh without "cause" or she resigns for "good reason," the agreement provides that we will pay her a prorated bonus (so long as her targets have been met and bonuses are paid generally to similarly situated executives). If this occurs before June 6, 2012 and before a "change in control" (as defined in the agreement) of the Company occurs, in addition to the prorated bonus, we must pay her a lump sum cash payment equal to 12 months' base salary and continued medical coverage at active employee rates for six months (unless she is earlier eligible to receive subsequent employer-provided coverage).

If we terminate Ms. Gersh without "cause" or she resigns for "good reason" on or after June 6, 2012 and before a "change in control" of the Company occurs, in addition to the prorated bonus, we must pay her a lump sum cash payment equal to 12 months' base salary, plus an additional up to six months base salary paid in the form of salary continuation commencing on the first anniversary of termination (which six-months' payment is subject to offset for cash compensation from employment during the 18-month period) and continued medical coverage at active employee rates for 18 months (unless earlier eligible to receive subsequent employer-provided coverage or the coverage would extend beyond June 6, 2015). She will also vest in the portion of the outstanding unvested options and RSUs granted when her employment began and on June 6, 2012 (other than those tied to the trailing average price) that would otherwise have vested within 12 months of the date of termination.

If we terminate Ms. Gersh without "cause" or she resigns for "good reason" on or after a "change in control" of the Company occurs, in addition to the prorated bonus, we must pay her a lump sum cash payment equal to 12 months' base salary, plus an additional up to six months base salary paid in the form of salary continuation commencing the first anniversary of termination (which six-months' payment is subject to offset for cash compensation from employment during the 18-month period) and continued medical coverage at active employee rates for eighteen months (unless earlier eligible to receive subsequent employer-provided coverage or the coverage would extend beyond June 6, 2015). She will also vest in the portion of the outstanding unvested options and RSUs granted when her employment began and on June 6, 2012 (other than those tied to the trailing average price) that would otherwise have vested within 24 months of the date of termination.

All such post-termination payments are subject to her execution of a mutually satisfactory release and compliance with the covenants described below.

The agreement contains customary confidentiality, non-competition, non-solicitation, non-disparagement and indemnification provisions. Under the agreement, Ms. Gersh cannot compete with the Company for a 12-month period if her employment terminates before June 6, 2012 or for an 18-month period if her employment terminates thereafter, unless the agreement expires in accordance with its term. The non-solicitation covenant extends for 18 months after termination.

EMPLOYMENT AGREEMENT AND SERVICES AGREEMENT WITH CHARLES KOPPELMAN

Charles Koppelman became our Executive Chairman and Principal Executive Officer in July 2008. On September 17, 2008, we entered into an employment agreement with Mr. Koppelman in that capacity. The agreement was amended in non-substantive aspects on October 29, 2010, and then in a number of substantive respects on July 26, 2011. The agreement was further modified and terminated on September 15, 2011, the date upon which Ms. Gersh began to report directly to the Board, at which time Mr. Koppelman ceased to be an employee, although he has remained our Non-Executive Chairman and is expected to continue to serve in that capacity until the Annual Meeting.

Mr. Koppelman's agreement originally provided for an annual base salary of $900,000, subject to increase at the discretion of the Board. The Compensation Committee increased Mr. Koppelman's base salary to $990,000, effective November 1, 2009. The agreement also provided for an annual cash bonus of 100% of base salary, with a maximum bonus of 150% of base salary, based on achievement of goals established by the Compensation Committee. Mr. Koppelman received no bonus for 2011.

In connection with his employment agreement, we granted Mr. Koppelman a restricted stock award of 425,000 shares of our Class A Common Stock on October 1, 2008, of which 100,000 shares were to vest if the fair market value (as defined in the Stock Plan) of the Class A Common Stock was at least $15 on each of the immediately preceding 60 consecutive trading days during the initial Employment Term (as defined in the employment agreement); and 100,000 shares were to vest if the fair market value of the Class A Common Stock was at least $25 on each of the immediately preceding 60 consecutive trading days during the initial Employment Term (the "Performance Shares"). In connection with his employment agreement, Mr. Koppelman also received an option to purchase 600,000 shares of Class A Common Stock on October 1, 2008 with an exercise price equal to the closing price on the grant date. The agreement contemplated that, in the discretion of the Board or the Compensation Committee, Mr. Koppelman would receive additional equity awards and such awards were subsequently granted.

The agreement required us to reimburse Mr. Koppelman up to $60,000 per year for the use of a driver and, to the extent feasible and available, provide Mr. Koppelman with office space for others working with him on non-Company related matters, the cost of which was reimbursed to the Company by Mr. Koppelman. Mr. Koppelman was entitled to participate in our employee benefit plans, policies, programs, perquisites and arrangements that we provide generally to our similarly situated employees (excluding for this purpose Martha Stewart) to the extent he met the eligibility requirements for any such plan, policy, program, perquisite or arrangement. We paid or reimbursed Mr. Koppelman for all reasonable business expenses, including first-class air transportation or travel on a private plane.

The 2011 modifications added the date upon which the President and Chief Operating Officer began reporting directly to the Board to the circumstances in which the agreement and Mr. Koppelman's employment would terminate and provided that such a termination would constitute a termination without "cause" and therefore mandate that the Company make a termination payment to Mr. Koppelman. As a result, when Ms. Gersh began to report directly to the Board on September 15, 2011, we were required to pay Mr. Koppelman severance of $1,466,923 upon his execution of a general release of the Company. Of the total severance, $500,000 was paid in 2011 and $966,923 was paid in 2012. In addition, the modifications resulted in all of his unvested equity-based awards that were outstanding on that date vesting or becoming exercisable, other than the Performance Shares. The period for exercising any vested stock options also was extended to one year after the last day of Mr. Koppelman's service as a director. The Performance Shares were cancelled. The 2011 modifications also obligated us to reimburse Mr. Koppelman for up to $35,000 of legal expenses in connection with the modifications and to provide continued medical coverage to him at active employee rates for two years (unless he is earlier eligible to receive subsequent employer-provided coverage).

The agreement contained customary confidentiality, non-competition, non-solicitation, non-disparagement and indemnification provisions. Under the agreement, Mr. Koppelman cannot compete with the Company for an 18-month period following his September 15, 2011 termination and may not solicit Company personnel for a 24-month period following that termination.

On July 26, 2011, we also executed a Services Agreement with Mr. Koppelman to govern his continuing arrangements as a director. The Services Agreement became effective on September 15, 2011. We amended and restated the Services Agreement in April 2012. These arrangements are described under "Compensation of Non-Employee Directors."

See also the Grants of Plan-Based Awards in 2011 table for information on Mr. Koppelman's equity-based awards in 2011 for his services in the capacity of both Principal Executive Officer and Non-Executive Chairman.

EMPLOYMENT AGREEMENT WITH MARTHA STEWART

On April 9, 2009, the Company entered into an amended and restated employment agreement with Martha Stewart, effective as of April 1, 2009. The agreement was set to expire on March 31, 2012, however, on March 30, 2012, the parties agreed to extend the agreement through June 30, 2012 while they work to negotiate a renewal. Ms. Stewart received a $3 million make-whole/retention payment in connection with her original execution of the 2009 employment agreement.

Under the agreement, for her services as a performer, for making public appearances, and as an author and provider of content, Ms. Stewart is entitled to talent compensation of $2 million per year. Ms. Stewart is also entitled to an annual bonus in an amount determined by the Compensation Committee based on the achievement of the Company and individual performance goals established by the Compensation Committee for each fiscal year, with a target annual bonus equal to $1 million and a maximum annual bonus equal to 150% of the target amount. For 2011, Ms. Stewart did not receive a bonus. If Ms. Stewart serves as on-air talent on shows other than *The Martha Stewart Show* produced after April 1, 2009, she is entitled to additional compensation to be determined by mutual agreement of Ms. Stewart and the Board (or if they cannot agree, by an independent expert), as well as 10% of the adjusted gross revenues (as defined in the agreement) associated with re-runs of such shows.

Ms. Stewart is entitled to participate in all of the Company's welfare benefit plans and programs for the benefit of senior executives, on a basis no less favorable than in effect immediately prior to April 1, 2009, and is eligible to participate in all pension, retirement, savings and other employee benefit plans and programs maintained for the

benefit of senior executives, other than any equity-based incentive plans, severance plans, retention plans and any annual cash incentive plan, on a basis no less favorable than in effect immediately prior to that date, although she may receive annual grants of stock options, in the discretion of the Board. See the Grants of Plan-Based Awards in 2011 table for information on Ms. Stewart's stock option award in 2011.

Ms. Stewart is entitled to reimbursement for all business, travel and entertainment expenses on a basis no less favorable than in effect immediately prior to April 1, 2009 and subject to the Company's current expense reimbursement policies. The Company must also provide Ms. Stewart with automobiles and drivers on a basis no less favorable than in effect immediately prior to April 1, 2009 and must also pay for or reimburse her for certain security and communications expenses.

The employment agreement contains customary confidentiality, non-competition, non-solicitation and indemnification provisions. Under the agreement, Ms. Stewart cannot compete with the Company or solicit its employees during her term of employment. In addition, if Ms. Stewart's employment is terminated by the Company for cause or by Ms. Stewart without good reason, the non-competition and non-solicitation restrictions continue for 12 months after the termination of employment. The non-disparagement provisions, which preclude both the Company and Ms. Stewart from making disparaging or derogatory statements about the other in communications that are public or that may be reasonably expected to be publicly disseminated to the press or the media, apply during her term of employment and for two years thereafter in all events.

See "Certain Relationships and Related Person Transactions – Transactions with Martha Stewart" for a discussion of certain payments constituting All Other Compensation. See also "Potential Payments Upon Termination or Change in Control" for a discussion of severance payments payable under Ms. Stewart's employment agreement.

EMPLOYMENT AGREEMENT WITH KENNETH WEST

Kenneth West became our Executive Vice President and Chief Financial Officer on September 6, 2011. The Company has entered into an employment agreement with Mr. West that is in effect until September 6, 2014.

The agreement provides for an annual base salary of not less than $450,000. It also provides for an annual performance-based target bonus of 75% of base salary, with a minimum bonus of 0% and a maximum bonus of 150% of the target amount, based on the achievement of goals established by the Compensation Committee for each calendar year, prorated for the days of employment in 2011 and 2014. The bonus for 2011 was to be based on achievement of the adjusted EBITDA target described under "Compensation Discussion and Analysis – Analysis of Elements of Total Compensation – Annual Bonuses" (without any one-time restructuring charges) but no less than $30,000 and be payable entirely in cash. Sixty-seven percent of the bonuses with respect to the following years is to be paid in cash and the remaining 33% in the form of stock options and/or RSUs.

In connection with his agreement, we granted Mr. West an option to purchase 75,000 shares of the Company's Class A Common Stock with an exercise price equal to the closing price on the grant date, which option will vest as to 25,000 of the shares on each of September 6, 2013, September 6, 2014 and September 6, 2015. Mr. West also received options to purchase 100,000 shares of the Class A Common Stock, of which an option for 25,000 shares has an exercise price of $6 per share and vests only if the trailing average price during the term of the employment agreement has been at least $6; an option for 25,000 shares has an exercise price of $8 per share and vests only if the trailing average price during the term of the employment agreement has been at least $8; an option for 25,000 shares has an exercise price of $10 per share and vests only if the trailing average price during the term of the employment agreement has been at least $10; and an option for 25,000 shares has an exercise price of $12 per share and vests only if the trailing average price during the term of the employment agreement has been at least $12.

We also granted Mr. West 50,000 RSUs, 16,667 of which will vest on each of September 6, 2013 and September 6, 2014, and 16,666 of which will vest on September 6, 2015 and 60,000 RSUs, 15,000 of which will vest if the trailing average price during the term of the employment agreement has been at least $8, an additional 15,000 of which will vest if the trailing average price during the term of the employment agreement has been at least $10, an additional 15,000 of which will vest if the trailing average price during the term of the employment agreement has been at least $12, and the final 15,000 of which will vest if the trailing average price during the term of the employment agreement has been at least $14.

Mr. West is entitled to participate in our employee benefit plans, policies, programs and arrangements provided generally to similarly situated employees of the Company and to reimbursement of all reasonable business expenses in accordance with Company policies relating to such expenses.

If we terminate Mr. West without "cause" or he resigns for "good reason," the agreement provides that we will pay him a prorated bonus with respect to the cash portion of his bonus for the year of termination (so long as his targets have been met and bonuses are paid generally to similarly situated executives). If this had occurred on or before March 6, 2012 and before a "change in control" (as defined in the agreement) of the Company occurred, in addition to the prorated bonus, we would have been required to continue to pay his base salary for six months and continue his medical coverage at active employee rates for six months (unless he was earlier eligible to receive subsequent employer-provided coverage).

If we terminate Mr. West without "cause" or he resigns for "good reason" after March 6, 2012 and before September 6, 2012 but before a "change in control" of the Company occurs, in addition to the prorated bonus, we must continue to pay his base salary for 12 months and continue his medical coverage at active employee rates for 12 months (unless he is earlier eligible to receive subsequent employer-provided coverage).

If we terminate Mr. West without "cause" or he resigns for "good reason" on or after September 6, 2012 but before a "change in control" of the Company occurs, in addition to the prorated bonus, continuing payment of his base salary for 12 months and continued medical coverage at active employee rates for the earlier of 12 months or the end of his originally scheduled employment term (unless he is earlier eligible to receive subsequent employer-provided coverage), he will also vest in the portion of the outstanding unvested options and RSUs granted when his employment began (other than those tied to the trailing average price) that would otherwise have vested within 12 months of the date of termination.

If we terminate Mr. West without "cause" or he resigns for "good reason" on or after a "change in control" of the Company occurs, in addition to the prorated bonus, continuing payment of his base salary for 12 months and continued medical coverage at active employee rates for the earlier of 12 months or the end of his originally scheduled employment term (unless he is earlier eligible to receive subsequent employer-provided coverage), he will also vest in the portion of the outstanding unvested options and RSUs granted when his employment began (other than those tied to the trailing average price) that would otherwise have vested within 24 months of the date of termination.

All such post-termination payments are subject to his execution of a mutually satisfactory release and compliance with the covenants described below.

The agreement contains customary confidentiality, non-competition, non-solicitation, non-disparagement and indemnification provisions. Under the agreement, Mr. West cannot compete with the Company for a 12-month period after termination. The non-solicitation covenant also extends for 12 months after termination.

EMPLOYMENT AGREEMENT WITH KELLI TURNER

The Company entered into an employment agreement with Kelli Turner on March 24, 2009 pursuant to which she served as the Company's Executive Vice President and Chief Financial Officer. The agreement commenced on March 31, 2009 and had a two-year term. The annual base salary set forth in Ms. Turner's employment agreement was $375,000, subject to increase by the Board. The Compensation Committee increased Ms. Turner's annual salary to $425,000 effective November 1, 2009. In addition, Ms. Turner was eligible for an annual cash bonus with a target of 100% of base salary, based upon, among other criteria, assessment of her performance and overall Company financial performance. Ms. Turner's employment with the Company terminated effective February 1, 2011.

Ms. Turner was entitled to participate in our employee benefit plans, policies, programs, and arrangements that we provide generally to our similarly situated employees (excluding for this purpose Martha Stewart) to the extent she met the eligibility requirements for any such plan, policy, program, perquisite or arrangement.

The agreement also contained customary confidentiality, non-competition, non-solicitation, non-disparagement and indemnification provisions. Under the agreement, Ms. Turner could not compete with the Company for 12 months following her termination and may not solicit Company personnel for 24 months following termination.

EMPLOYMENT AGREEMENT WITH DANIEL TAITZ

Daniel Taitz became our Executive Vice President, Chief Administrative Officer and General Counsel on August 22, 2011. The Company has entered into an employment agreement with Mr. Taitz that is in effect until August 22, 2014.

The agreement provides for an annual base salary of not less than $450,000. It also provides for an annual target bonus of 75% of base salary, with a minimum bonus of 0% and a maximum bonus of 150% of the target amount, based on the achievement of goals established by the Compensation Committee for each calendar year, prorated for the days of employment in 2011 and 2014. The bonus for 2011 was to be based on achievement of the adjusted EBITDA target described under "Compensation Discussion and Analysis – Analysis of Elements of Total Compensation – Annual Bonuses" (without any one-time restructuring charges), but no less than $50,000.

In connection with his agreement, we granted Mr. Taitz an option to purchase 100,000 shares of Class A Common Stock with an exercise price equal to the closing price on the grant date, which option will vest as to 33,334 of the shares on August 22, 2013 and as to 33,333 of the shares on each of August 22, 2014 and August 22, 2015. Mr. Taitz also received options to purchase 200,000 shares of the Company's Class A Common Stock, of which an option for 50,000 shares has an exercise price of $6 per share and vests only if the trailing average price during the term of the employment agreement has been at least $6; an option for 50,000 shares has an exercise price of $8 per share and vests only if the trailing average price during the term of the employment agreement has been at least $8; an option for 50,000 shares has an exercise price of $10 per share and vests only if the trailing average price during the term of the employment agreement has been at least $10; and an option for 50,000 shares has an exercise price of $12 per share and vests only if the trailing average price of during the term of the employment agreement has been at least $12.

We also granted Mr. Taitz 50,000 RSUs, 16,667 of which will vest on each of August 22, 2013 and August 22, 2014, and 16,666 of which will vest on August 22, 2015 and 120,000 RSUs, 30,000 of which will vest if the trailing average price during the term of the employment agreement has been at least $8, an additional 30,000 of which will vest if the trailing average price during the term of the employment agreement has been at least $10, an additional 30,000 of which will vest if the trailing average price during the term of the employment agreement has been at least $12, and the final 30,000 of which will vest if the trailing average price during the term of the employment agreement has been at least $14.

We also agreed to grant to Mr. Taitz on August 22, 2012 (or as soon as practicable thereafter) 30,000 RSUs that will vest in equal tranches on each of August 22, 2013, August 22, 2014 and August 22, 2015.

Mr. Taitz is entitled to participate in our employee benefit plans, policies, programs and arrangements provided generally to similarly situated employees of the Company and to reimbursement of all reasonable business expenses in accordance with Company policies relating to such expenses.

If we terminate Mr. Taitz without "cause" or he resigns for "good reason," the agreement provides that we will pay him a prorated bonus (so long as his targets have been met and bonuses are paid generally to similarly situated executives). If this had occurred before February 22, 2012 and before a "change in control" (as defined in the agreement) of the Company occurred, in addition to the prorated bonus, we would have been required to continue to pay his base salary for six months and continue his medical coverage at active employee rates for six months (unless he was earlier eligible to receive subsequent employer-provided coverage).

If we terminate Mr. Taitz without "cause" or he resigns for "good reason" after February 22, 2012 and before August 22, 2012 but before a "change in control" of the Company occurs, in addition to the prorated bonus, we must continue to pay his base salary for 12 months and continue his medical coverage at active employee rates for 12 months (unless he is earlier eligible to receive subsequent employer-provided coverage).

If we terminate Mr. Taitz without "cause" or he resigns for "good reason" on or after August 22, 2012 but before a "change in control" of the Company occurs, in addition to the prorated bonus, continuing payment of his base salary for 12 months and continued medical coverage at active employee rates for the earlier of 12 months or the end of his originally scheduled employment term (unless he is earlier eligible to receive subsequent employer-provided coverage), he will also vest in the portion of the outstanding unvested options and RSUs granted when his

employment began and on August 22, 2012 (other than those tied to the trailing average price) that would otherwise have vested within 12 months of the date of termination.

If we terminate Mr. Taitz without "cause" or he resigns for "good reason" on or after a "change in control" of the Company occurs, in addition to the prorated bonus, continuing payment of his base salary for 12 months and continued medical coverage at active employee rates for the earlier of 12 months or the end of his originally scheduled employment term (unless he is earlier eligible to receive subsequent employer-provided coverage), he will also vest in the portion of the outstanding unvested options and RSUs granted when his employment began and on August 22, 2012 (other than those tied to the trailing average price) that would otherwise have vested within 24 months of the date of termination.

All such post-termination payments are subject to his execution of a mutually satisfactory release and compliance with the covenants described below.

The agreement contains customary confidentiality, non-competition, non-solicitation, non-disparagement and indemnification provisions. Under the agreement, Mr. Taitz cannot compete with the Company for a 12-month period after termination. The non-solicitation covenant also extends for 12 months after termination.

COMPENSATION OF PATRICIA POLLACK

Patricia Pollack became our Senior Executive Vice President, Merchandising on June 1, 2011. She is not subject to any employment agreement.

Commencing with her June 1, 2011 promotion, she became entitled to receive an annual base salary of $550,000 and an annual target bonus of 50% of base salary, based on achievement of the adjusted EBITDA target described under "Compensation Discussion and Analysis," with a minimum cash bonus for 2011 of $100,000.

In connection with her promotion, we granted Ms. Pollack 50,000 RSUs, 16,500 of which will vest on each of June 1, 2012 and June 1, 2013 and 17,000 of which will vest on June 1, 2014. She also earlier received other equity-based awards in 2011 as set forth in the Grant of Plan-Based Awards in 2011 table.

Ms. Pollack is entitled to participate in our employee benefit plans, policies, programs and arrangements provided generally to similarly situated employees of the Company and to reimbursement of all reasonable business expenses in accordance with Company policies relating to such expenses.

COMPENSATION OF ALLISON JACQUES

Allison Jacques has been our Controller since December 2002. She served as interim principal financial officer and principal accounting officer after Ms. Turner's departure and before Mr. West was hired as chief financial officer and has remained principal accounting officer. She is not subject to an employment agreement.

Ms. Jacques receives an annual base salary of $250,000 and in 2011, she had a target bonus of 40% of base salary. Ms. Jacques received an additional $12,000 per month for her services as interim principal financial officer during a portion of 2011.

Ms. Jacques is entitled to participate in our employee benefit plans, policies, programs and arrangements provided generally to similarly situated employees of the Company and to reimbursement of all reasonable business expenses in accordance with Company policies relating to such expenses. She received equity-based awards in 2011 as set forth in the Grant of Plan-Based Awards in 2011 table.

COMPENSATION OF PETER HURWITZ

Mr. Hurwitz was not subject to an employment agreement. Pursuant to his September 1, 2009 offer letter, Mr. Hurwitz received an annual base salary of $350,000, which salary was increased by the Compensation Committee to $400,000 effective June 7, 2010. In addition, he was eligible for an annual bonus with a target of 70% of base salary. Mr. Hurwitz was also entitled to cash severance in the amount of $680,000 upon a termination by the Company without "cause."

Mr. Hurwitz's employment terminated as of October 1, 2011. Upon the effectiveness of a separation agreement and general release of the Company executed by him, we paid Mr. Hurwitz $680,000 in a lump sum payment. In addition, all of his outstanding unvested stock options and RSUs (other than any performance-based awards) that would next vest but for that termination vested or became exercisable and the period for exercising any vested stock options was extended to October 1, 2012. Mr. Hurwitz also is entitled to reimbursement of COBRA health care coverage premiums for up to nine months following termination (unless he is earlier eligible for other employer-provided health care coverage). Under the separation agreement Mr. Hurwitz cannot solicit Company employees for one year following termination or interfere in certain respects with Company business relationships.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2011

	Option Awards (1)					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Lisa Gersh			100,000 (3)	6.00	6/5/2021				
			100,000 (3)	8.00	6/5/2021				
			100,000 (3)	10.00	6/5/2021				
			100,000 (3)	12.00	6/5/2021				
		300,000 (4)		4.85	6/5/2021				
								200,000 (5)	880,000
						200,000 (6)	880,000		
Charles Koppelman	25,000			10.61	7/22/2014				
	200,000			28.55	1/24/2015				
	200,000			20.35	10/27/2015				
	7,500			17.31	5/17/2016				
	7,500			18.09	5/17/2017				
	7,500			9.09	5/20/2018				
	600,000 (7)			8.53	10/1/2015 (7)				
	100,000 (7)			5.48	2/28/2020 (7)				
	90,000 (7)			3.95	2/28/2021 (7)				
						15,151 (8)	66,664		
								100,000 (9)	440,000
Kenneth West			25,000 (10)	6.00	9/5/2021				
			25,000 (10)	8.00	9/5/2021				
			25,000 (10)	10.00	9/5/2021				
			25,000 (10)	12.00	9/5/2021				
		75,000 (11)		3.08	9/5/2021				
						50,000 (12)	220,000		
								60,000 (13)	264,000
Allison Jacques	30,000			7.04	3/3/2015				
		18,750 (14)		1.96	2/28/2019				
	1,750	5,250 (15)		5.48	2/28/2020				
		25,000 (16)		3.95	2/28/2021				
						6,250 (17)	27,500		
						10,000 (18)	44,000		
						10,000 (19)	44,000		

	Option Awards (1)					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Martha Stewart	150,000			15.90	2/15/2012				
	750,000			7.04	3/02/2015				
	425,000	425,000 (14)		1.96	2/28/2019				
	75,000	225,000 (15)		5.48	2/28/2020				
		150,000 (16)		3.95	2/28/2021				
Daniel Taitz			50,000 (20)	6.00	8/21/2021				
			50,000 (20)	8.00	8/21/2021				
			50,000 (20)	10.00	8/21/2021				
			50,000 (20)	12.00	8/21/2021				
		100,000 (21)		3.15	8/21/2021				
						50,000 (22)	220,000		
								120,000 (23)	528,000
Patricia Pollack	18,750	18,750 (14)		1.96	2/28/2019				
	3,750	11,250 (15)		5.48	2/28/2020				
		20,000 (16)		3.95	2/28/2021				
						6,250 (17)	27,500		
						15,000 (19)	66,000		
						50,000 (24)	220,000		
Peter Hurwitz	50,000 (25)			5.80	10/1/2012				
	10,000 (25)			5.48	10/1/2012				
	24,750 (25)			3.95	10/1/2012				

(1) Options are granted at an exercise price equal to the fair market value on the date of grant. Under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Employee Stock Incentive Plan, fair market value is defined as the closing price of Class A Common Stock on the last business day before the grant. Under the Stock Plan, fair market value is defined as the closing price of Class A Common Stock on the date of grant.

(2) Market value is calculated by multiplying the number of shares that have not vested by $4.40, the closing market price of the Class A Common Stock on December 30, 2011, the final trading days of 2011.

(3) This option will vest if and only if the trailing average price is at least equal to the exercise price during the period beginning on June 6, 2011 and ending on June 6, 2015.

(4) This option will vest with respect to one-third of the shares on each of June 6, 2013, June 6, 2014 and June 6, 2015.

(5) Twenty-five percent of these RSUs will vest if and only if the trailing average price is at least $6 during the period beginning on June 6, 2011 and ending on June 6, 2015; 25% will vest if and only if the trailing average price is at least $8 during the period beginning on June 6, 2011 and ending on June 6, 2015; 25%. will vest if and only if the trailing average price is at least $10 during the period beginning on June 6, 2011 and ending on

June 6, 2015; and 25% will vest if and only if the trailing average price at least $12 during the period beginning on June 6, 2011 and ending on June 6, 2015.

(6) Sixty-six thousand six hundred sixty-seven of these RSUs will vest on each of June 6, 2013 and June 6, 2014 and 66,666 will vest on June 6, 2015.

(7) These options, to the extent not previously vested, vested on September 15, 2011 upon termination of Mr. Koppelman's employment. See "Executive Compensation Agreements – Employment Agreement and Services Agreement with Charles Koppelman." They will be exercisable until the date that is one year after the last day of Mr. Koppelman's service as a director, which is expected to be the date of the Annual Meeting.

(8) These RSUs were to vest on September 15, 2012. However, they are to be forfeited on the date of the Annual Meeting and replaced with an identical grant.

(9) Fifty percent of these RSUs will vest if and only if the trailing average price is at least $6 during the period beginning on September 15, 2011 and ending on December 31, 2012 and 50% will vest if and only if the trailing average is at least $8 during the period beginning on September 15, 2011 and ending on December 31, 2012.

(10) This option will vest if and only if the trailing average price is at least equal to the exercise price during the period beginning on September 6, 2011 and ending on September 6, 2014.

(11) This option will vest with respect to one-third of the shares on each of September 6, 2013, September 6, 2014 and September 6, 2015.

(12) Sixteen thousand six hundred sixty-seven of these RSUs will vest on each of September 6, 2013 and September 6, 2014 and 16,666 will vest on September 6, 2015.

(13) Twenty-five percent of these RSUs will vest if and only if the trailing average price is at least $8 during the period beginning on September 6, 2011 and ending on September 6, 2014; 25% will vest if and only if the trailing average is at least $10 during the period beginning on September 6, 2011 and ending on September 6, 2014; 25% will vest if and only if the trailing average price is at least $12 during the period beginning on September 6, 2011 and ending on September 6, 2014; and 25% will vest if and only if the trailing average price is at least $14 during the period beginning on September 6, 2011 and ending on September 6, 2014.

(14) This option vested with respect one-half of these on March 1, 2012; it will vest with respect to the remaining shares on March 1, 2013.

(15) This option vested with respect to one-third of the shares on March 1, 2012; it will vest with respect to an additional one-third on each of March 1, 2013 and March 1, 2014.

(16) This option vested with respect to 33% of these shares vested March 1, 2012. It will vest with respect to an additional 33% on March 1, 2013 and with respect to the remaining 34% on March 1, 2014.

(17) These RSUs vested on March 1, 2012.

(18) Fifty percent of these RSUs vested on March 1, 2012. An additional fifty percent will vest on March 1, 2013.

(19) Fifty percent of these RSUs vested on March 1, 2012 and 50% will vest on March 1, 2013.

(20) These options will vest if and only if the trailing average price is at least equal to the exercise price during the period beginning on August 22, 2011 and ending on August 22, 2014.

(21) This option will vest as to 33,334 of the shares on August 22, 2013 and with respect to 33,333 shares on each of August 22, 2014 and August 22, 2015.

(22) Sixteen thousand six hundred sixty-seven of these RSUs will vest on each of August 22, 2013 and August 22, 2014 and 16,666 will vest on August 22, 2015.

(23) Twenty-five percent of these RSUs will vest if and only if the trailing average price is at least $8 during the period beginning on August 22, 2011 and ending on August 22, 2014; 25% will vest if and only if the trailing average price of is at least $10 during the period beginning on August 22, 2011 and ending on August 22, 2014; 25% will vest if and only if the trailing average price of is at least $12 during the period beginning on August 22, 2011 and ending on August 22, 2014; and 25% will vest if and only if the trailing average price is at least $14 during the period beginning on August 22, 2011 and ending on August 22, 2014.

(24) Sixteen thousand five hundred of these RSUs will vest on June 1, 2012 and June 1, 2013 and 17,000 will vest on June 1, 2014.

(25) These options, to the extent not previously vested, vested on October 1, 2011 upon termination of Mr. Hurwitz employment. See "Executive Compensation Agreements – Compensation of Peter Hurwitz."

OPTION EXERCISES AND STOCK VESTED DURING 2011

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Charles Koppelman	550,000	1,509,750	236,667	771,534
Kelli Turner	45,000	47,655	—	—
Allison Jacques	9,375	15,197	2,550	8,237
Patricia Pollack	—	—	4,250	13,260
Peter Hurwitz	—	—	12,500	39,000

(1) Value realized was calculated based on the difference between the market price of Class A Common Stock on the date of exercise and the option exercise price.

(2) Value realized was calculated based on the closing price of the Class A Common Stock on the date of vesting.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables below show certain potential payments that would have been made to an NEO had a termination hypothetically occurred on December 31, 2011 under various scenarios, or had a change in control hypothetically occurred on December 31, 2011. In accordance with SEC rules, the potential payments were determined under the terms of each NEO's respective employment agreement, if any. The terms of these agreements, including the obligations of the NEOs in respect of non-competition, non-solicitation and non-disparagement following termination, are detailed above under "Executive Compensation Agreements" above.

The tables do not include the value of vested but unexercised stock options as of December 31, 2011. The Benefit Continuation expense was calculated using the Company's costs for medical, dental, hospitalization and life insurance coverage for each NEO as in effect on December 31, 2011, except where otherwise specified. The footnotes to the tables describe the assumptions used in estimating the amounts set forth in the tables. Because the payments to be made to an NEO or the value of accelerated equity awards depend on several factors, the actual amounts to be paid out or the value received upon an NEO's termination of employment or upon a change in control can only be determined at the time of the event. In all events of termination, an NEO is entitled to earned but unpaid salary, benefits (including accrued vacation) and unreimbursed business expenses through the date of termination. This table assumes that our pay period ended on, and included pay for, December 31, 2011, and that there was no accrued vacation at such date.

			Value of Accelerated Equity Awards (2)		
Lisa Gersh: (1)	Cash Severance ($)	Benefit Continuation ($)	Options ($)	Restricted Stock and RSUs ($)	Total ($)
Change in Control (3)	1,125,000	(4)	—	293,335	1,418,335
Termination by Company without "cause"/by employee for "good reason"	750,000	(4)	—	—	750,000
Termination for cause	—	—	—	—	—
Disability			—	—	—
Death	—	—	—	—	—
All other	—	—	—	—	—

			Value of Accelerated Equity Awards (2)		
Kenneth West: (1)	Cash Severance ($)	Benefit Continuation ($)	Options ($)	Restricted Stock and RSUs ($)	Total ($)
Change in Control (3)	450,000	9,146	33,000	73,335	565,481
Termination by Company without "cause"/by Employee for good reason	225,000	4,573	—	—	229,573
Termination for cause	—	—	—	—	—
Disability			—	—	—
Death	—	—	—	—	—
All other	—	—	—	—	—

(See footnotes following tables)

Allison Jacques:	Cash Severance ($)	Benefit Continuation ($)	Value of Accelerated Equity Awards (2)		Total ($)
			Options ($)	Restricted Stock and RSUs ($)	
Change in Control	—	—	57,000	115,500	172,500
Termination by Company without "cause"/by employee for "good reason" (5)	139,423	—	—	—	139,423
Termination for cause	—	—	—	—	—
Disability			—	—	—
Death	—	—	—	—	—
All other	—	—	—	—	—

Martha Stewart:	Cash Severance ($)	Benefit Continuation ($)	Value of Accelerated Equity Awards (2)		Total ($)
			Options ($)	Restricted Stock and RSUs ($)	
Change in Control	—	—	1,104,500		1,104,500
Termination by Company without "cause"/by employee for "good reason" (6)	8,000,000	17,999	—		8,017,999
Termination for cause	—	—	—		—
Disability (6)	500,000	—	—		500,000
Death (6)	500,000	—	—		500,000
All other	—	—	—		—

Daniel Taitz: (1)	Cash Severance ($)	Benefit Continuation ($)	Value of Accelerated Equity Awards (2)		Total ($)
			Options ($)	Restricted Stock and RSUs ($)	
Change in Control (3)	450,000	9,146	41,668	73,335	574,149
Termination by Company without "cause"/by employee for "good reason"	225,000	4,573	—	—	229,573
Termination for cause	—	—	—	—	—
Disability	—	—	—	—	—
Death	—	—	—		—
All other	—	—			—

Patricia Pollack:	Cash Severance ($)	Benefit Continuation ($)	Value of Accelerated Equity Awards (2)		Total ($)
			Options ($)	Restricted Stock and RSUs ($)	
Change in Control	—	—	54,750	93,500	148,250
Termination by Company without "cause" (7)	232,692	—	—	—	232,692
Termination by employee for "good reason"	—	—	—	—	—
Termination for cause	—	—	—	—	—
Disability	—	—	—	—	—
Death	—	—	—	—	—
All other	—	—	—	—	—

(1) The employment agreements for Ms. Gersh, Mr. West and Mr. Taitz provide for a pro rata bonus for the year of termination if performance targets are met and bonuses are paid to similarly situated executives, with such bonuses to be paid at the time such other bonuses are paid, such that no additional bonus amount would have been payable to these individuals as of December 31, 2011.

(2) Based on $4.40, the closing stock price of the Class A Common Stock on December 30, 2011, the last trading day of 2011. The value of the options is the difference between $4.40 and the applicable exercise price. Options with exercise prices that exceeded the closing price would not result in a benefit had the vesting of these options been accelerated, and therefore such options are not included in the table.

(3) Represents amounts payable in lieu of amount payable upon a "Termination by Company without 'cause'/by employee for 'good reason'" if the "Termination by Company without 'cause'/ by employee for 'good reason'" occurs after a "change in control."

(4) Under her employment agreement, Ms. Gersh would be entitled to continued medical coverage at active employee rates. She is not currently receiving such coverage but if she did elect to do so, the estimated maximum cost to the Company would be $5,043 in connection with a "Termination by Company without 'cause'/ by employee for 'good reason'" before a "change in control" and $15,128 after a "change in control."

(5) Under the Company's severance policy, employees may be eligible to receive severance after at least one year of employment if they are involuntarily terminated. The amount is based on a combination of title and years of service, subject to execution of a release in favor of the Company. At December 31, 2011, Ms. Jacques was entitled to 29 weeks of salary.

(6) As of December 31, 2011, Ms. Stewart's employment agreement provided for termination on March 31, 2012; accordingly any effect of the extension of the term of the employment agreement to June 30, 2012 that was effected in March 2012 is not reflected in the amounts set forth above. Under Ms. Stewart's employment agreement, in the event of her death, the Company remains obligated to pay the talent compensation (less long-term disability payments) until June 30, 2012 (March 31, 2012, prior to the extension of the agreement). If she is disabled, the talent compensation continues unless the agreement is terminated, in which event the Company remains obligated to pay the talent compensation (less long-term disability payments) until June 30, 2012 (March 31, 2012, prior to the extension of the agreement). (Amounts in the table reflect the full talent compensation without reduction.) Also, under Ms. Stewart's employment agreement, if the Company terminates her employment without "cause" or she terminates her employment for "good reason," she would be entitled to a lump-sum payment equal to the sum of: (a) talent compensation and accrued vacation pay (which for purposes of this table we are assuming is zero) through the date of termination, (b) $3,000,000, and (c) the higher of (1) $5,000,000 or (2) three times the highest annual bonus paid with respect to any fiscal year beginning during the term of the agreement. In such cases, the Company must also continue to provide Ms. Stewart for the greater of the remaining term of the agreement or three years following the date of termination, the same medical, hospitalization, dental and life insurance coverage to which she was otherwise entitled under the agreement. Upon a termination by the Company without cause or her termination for good reason, the Company would also be required to continue to provide Ms. Stewart with the use of automobiles and drivers and to provide her with offices and assistants for three years.

The above table does not include any value for use of automobiles and drivers, offices and assistants by Ms. Stewart for a three-year period following such a termination, or payments that would result from the simultaneous termination of the Intangible Asset License Agreement or payments due under the Intellectual Property License Agreement. For more information, see "Certain Relationships and Related Person Transactions – Transactions with Martha Stewart."

(7) Under the Company's severance policy at December 31, 2011, Ms. Pollack was entitled to 22 weeks of salary, subject to execution of a release in favor of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents, as of March 28, 2012 (unless otherwise noted), information relating to the beneficial ownership of our Common Stock by (1) each person known by us to own beneficially more than 5% of the outstanding shares of any class of our voting securities, (2) each of our directors, (3) each of the NEOs and (4) all of our current executive officers and directors as a group. Except as otherwise indicated, the address of each is 601 West 26th Street, New York, New York 10001.

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as otherwise indicated, each person has sole voting and investment power over the shares shown in this table. A person is also deemed to be the beneficial owner of any securities with respect to which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be beneficial owner of the same securities. Additionally, we have assumed the conversion of shares of Class B Common Stock into shares of Class A Common Stock for purposes of listing each of the Ms. Stewart's and the Martha Stewart Family Limited Partnership's ownership of Class A Common Stock (and all directors and executive officers as a group), but not in calculating the percentage of Class A Common Stock for any other holder or for calculating Martha Stewart's and the Martha Stewart Family Limited Partnership's ownership of Class B Common Stock.

Shares of Class B Common Stock may be converted on a one-for-one basis into shares of Class A Common Stock at the option of the holder.

	Series A Preferred Stock		Class A Common Stock (1)			Class B Common Stock (1)	
Name	Share	%	Shares		%	Shares	%
Martha Stewart			28,374,571	(2)	41.4	25,984,625	100.0
Alexis Stewart			28,334,192	(3)	41.4	25,984,625	100.0
Martha Stewart Family Limited Partnership			25,984,625	(4)	38.8	25,984,625	100.0
J. C. Penney Company, Inc.	1	100.0	11,000,000	(5)	26.9	—	—
BlackRock, Inc.			1,693,900	(6)	4.1	—	—
Charlotte Beers			151,770	(7)	*	—	—
Frederic Fekkai			89,124	(8)	*	—	—
Lisa Gersh			—			—	—
Arlen Kantarian			128,104	(9)	*	—	—
Charles Koppelman			2,348,580	(10)	5.6	—	—
Michael Kramer			—			—	—
William Roskin			117,014	(11)	*	—	—
Claudia Slacik			46,819	(12)	*	—	—
Todd Slotkin			118,670	(13)	*	—	—
Margaret Smyth			—			—	—
Daniel Walker			—		*	—	—
Kenneth West			—			—	—
Kelli Turner			12,736	(14)	*	—	—
Allison Jacques			41,750	(15)	*	—	—
Daniel Taitz			—			—	—
Patricia Pollack			57,223	(16)			
Peter Hurwitz			129,735	(17)	*	—	—
All directors and executive officers as a group (17 persons)			31,473,625	(18)	44.8	25,984,625	100.0

* The percentage of shares beneficially owned does not exceed 1%.

(1) The total voting power in the election of directors of the Company (other than the Series A designees) consists of all outstanding shares of Class A Common Stock (having one vote per share) and all outstanding Class B Common Stock (having 10 votes per share). As of March 28, 2012, Martha Stewart held 86.7% of the voting power, Alexis Stewart held 86.7% of the voting power, the Martha Stewart Family Limited Partnership held 86.4% of the voting power and J. C. Penney Company, Inc. held 3.7% of the voting power. No other holder beneficially owned in excess of 1% of the voting power.

(2) These shares include (i) 4,100 shares of the Class A Common Stock held by Ms. Stewart, (ii) 1,587,000 shares of the Class A Common Stock that are subject to exercisable options and (iii) 29,816 shares of Class A Common Stock held by the Martha Stewart 1999 Family Trust, of which Ms. Stewart is the sole trustee and as to which she has sole voting and dispositive power. These shares also include (a) 25,984,625 shares of Class B Common Stock held by the Martha Stewart Family Limited Partnership ("MSFLP"), of which Ms. Stewart is the sole general partner, each of which is convertible at the option of the holder into one share of the Class A Common Stock, (b) 37,270 shares of Class A Common Stock held by the Martha Stewart 2000 Family Trust, of which Ms. Stewart is a co-trustee and (c) 10,648 shares of Class A Common Stock held by M. Stewart, Inc., the general partner of Martha Stewart Partners, L.P., of which Ms. Stewart is the sole director and as to which she has shared voting and dispositive power. In addition, Martha Stewart may be deemed to beneficially own 721,112 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation, for which Martha Stewart is a co-trustee and as to which she shares voting and dispositive power.

(3) Includes 1,105 shares of Class A Common Stock and 36,250 shares subject to exercisable options, owned directly by Alexis Stewart, as to which she has sole voting and dispositive power. In addition, Alexis Stewart may be deemed to beneficially own 721,112 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation, for which Alexis Stewart is a co-trustee and as to which she shares voting and dispositive power. Ms. Alexis Stewart may also be deemed to beneficially own 27,575,725 shares of Class A Common Stock pursuant to (i) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed Alexis Stewart as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time, and a power of attorney, dated as of October 6, 2004, whereby MSFLP appointed Alexis Stewart as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time. These shares include the following: (i) 4,100 shares of the Class A Common Stock held by Martha Stewart, (ii) 1,587,000 shares of Class A Common Stock owned by Martha Stewart that are subject to exercisable options, and (iii) 25,984,625 of the Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and as to all of which she is deemed to share voting and dispositive power.

(4) Consists of 25,984,625 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of the Class A Common Stock, all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and as to which MSFLP is deemed to share voting and dispositive power.

(5) Based on a Schedule 13D filed December 16, 2011, J. C. Penney Company Inc. holds sole voting power and sale disposition power indirectly through control of J. C. Penney Corporation Inc., a wholly owned subsidiary. The address of J. C. Penney Company Inc. is 6501 Legacy Drive, Plano, TX 75024.

(6) Based on a Schedule 13G/A filed on February 2, 2011. The address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(7) Consists of 67,353 shares of Class A Common Stock and options to acquire 84,417 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(8) Consists of 45,283 shares of Class A Common Stock and options to acquire 43,841 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(9) Consists of 57,597 shares of Class A Common Stock and options to acquire 70,507 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(10) Consists of 1,111,080 shares of Class A Common Stock and options to acquire 1,237,500 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(11) Consists of 46,863 shares of Class A Common Stock and options to acquire 70,151 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(12) Consists of 24,760 Class A shares and options to acquire 22,059 shares that are exercisable or will become exercisable with 60 days.

(13) Consists of 38,253 shares of Class A Common Stock and options to acquire 80,417 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(14) Assumes no sales or purchases of Class A Common Stock by Ms. Turner subsequent to her termination of employment.

(15) Consists of options to acquire 41,750 shares that are exercisable or will become exercisable with 60 days.

(16) Consists of 14,998 shares of Class A Common Stock and options to acquire 42,225 shares of Class A Common Stock that are exercisable or will become exercisable with 60 days.

(17) Consists of 44,985 shares of Class A Common Stock and options to acquire 84,750 shares of Class A Common Stock that are exercisable. Assumes no sales or purchases of Class A Common Stock by Mr. Hurwitz subsequent to his termination of employment.

(18) Includes options to acquire 29,264,492 shares of Class A Common Stock as of March 28, 2012 or within 60 days.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of our common stock with the SEC. Such persons are required by the SEC rules to furnish us with copies of all such forms they file. Based solely on a review of the copies of such forms furnished to us and/or written representations that no additional forms were required, we believe that all our officers, directors and greater than 10% beneficial owners timely filed all such required forms with respect to 2011 transactions, except one Form 4 for each of Ms. Marino and Ms. Jacques (reporting modification of performance-based RSUs), Ms. Slacik (reporting initial director's grants) and Ms. Pollack (reporting shares used to satisfy tax-withholding obligations), which were filed after their due dates.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

POLICIES AND PROCEDURES REGARDING TRANSACTIONS WITH RELATED PERSONS

Historically, including in 2011, we have had our officers, directors and significant stockholders answer a questionnaire asking them if they knew of any transactions related to the Company from which parties related to any such individuals have benefited. Our executives and directors were, and are, prohibited from allowing such relationships to affect the way they perform their duties.

In July 2010, the Company adopted new written related-person transaction policies and procedures to further the goal of ensuring that any related person transaction is properly reviewed, approved or ratified, if appropriate, and fully disclosed in accordance with applicable rules and regulations. The policies and procedures involve the evaluation of any transactions or arrangements between the Company and any related person (including but not limited to directors, director nominees, executive officers, greater than 5% stockholders and the immediate family members of each) or any entity in which any related person is employed, is a general partner or principal or in which such person has a 10% or greater beneficial ownership interest.

Under the related person policies and procedures, the related person or the employee responsible for the proposed related person transaction must notify the Chief Financial Officer or the General Counsel of the facts and circumstances of the proposed transaction with a related person. The Chief Financial Officer or the General Counsel, as applicable, will determine whether the proposed transaction constitutes a related person transaction. For purposes of this determination, a "related person transaction" is any transaction arrangement or relationship in which the Company is a participant and any related person has or will have a direct or indirect interest. If the transaction is determined to be a related person transaction, the Chief Financial Officer or the General Counsel, as applicable, will then determine whether the aggregate amount of such transaction exceeds $9,500. If the proposed transaction does not exceed $9,500, the Chief Financial Officer or the General Counsel, as applicable, may approve the transaction, but must present a list of all such transactions to the Audit Committee at the next regularly scheduled quarterly meeting. If the proposed transaction exceeds $9,500, it will be submitted to the Audit Committee for pre-approval. The Audit Committee will consider all of the relevant facts and circumstances of the proposed transaction in making its determination, including the benefits to the Company, the availability of other comparable products or services, the terms of the proposed transaction and whether the transaction is in the ordinary course of the Company's business. The policies and procedures provide that such transactions will only be approved if they are in, or not inconsistent with, the best interests of the Company. If the transaction involves a member of the Audit Committee, that Audit Committee member will not participate in the action regarding whether to approve or ratify the transaction.

All related person transactions for 2011 were approved consistent with the foregoing policy.

The policies and procedures provide that all related person transactions are to be disclosed in the Company's filings to the extent required by the rules and regulations of the SEC and the NYSE. SEC regulations currently generally require disclosure with respect to transactions in which the Company was or is to be a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest.

TRANSACTIONS WITH MARTHA STEWART

Intangible Asset License Agreement

On June 13, 2008, we entered into an Intangible Asset License Agreement with MS Real Estate Management Company, an entity owned by Ms. Stewart. The Intangible Asset License Agreement was retroactive to September 18, 2007 and has a five-year term.

Pursuant to the Intangible Asset License Agreement, we pay an annual fee of $2 million for the exclusive right to use Ms. Stewart's lifestyle intangible asset in connection with Company products and services and to access various real properties owned by Ms. Stewart during the term of the agreement. MS Real Estate Management Company is responsible, at its expense, to maintain, landscape and garden the properties in a manner consistent with past practices; provided, however, that we are responsible for (i) approved business expenses associated with security and telecommunications systems, including security personnel, related to the properties, and (ii) up to $100,000 of approved and documented household expenses. See also the Summary Compensation Table.

The Intangible Asset License Agreement will terminate on any termination of Ms. Stewart's employment. If we terminate Ms. Stewart's employment without "cause" or she terminates her employment for "good reason," each as defined in her employment agreement, we will be required to immediately pay any unpaid fees that would be due through the scheduled termination date of September 18, 2012. If we terminate her for cause or she terminates without good reason, no payments beyond the date of termination are required.

Intellectual Property License Agreement

We entered into an Intellectual Property License and Preservation Agreement with Ms. Stewart dated as of October 22, 1999, pursuant to which Ms. Stewart granted us an exclusive, worldwide, perpetual royalty-free license to use her name, likeness, image, voice and signature for our products and services. We are currently the owner of the primary trademarks employed in our business and, under the agreement, we generally have the right to develop and register in our name trademarks that incorporate the Martha Stewart name, such as Martha Stewart Living, and to use these marks on an exclusive basis in and in connection with our businesses. If Ms. Stewart ceases to control us, we will continue to have the foregoing rights, including the right to use those marks for any new business as long as such new business is substantially consistent with the image, look and goodwill of the licensed marks at the time that Ms. Stewart ceases to control us.

In the event that we terminate Ms. Stewart's employment without "cause" or she terminates her employment for "good reason," each as defined in her employment agreement, the license to existing marks will cease to be exclusive and we will be limited in our ability to create new marks incorporating her name, likeness, image, publicity and signature. In these circumstances, Ms. Stewart would receive the right to use her name in other businesses that could directly compete with us, including with our magazine, television and merchandising businesses. In addition, if Ms. Stewart's employment terminates under these circumstances, Ms. Stewart would receive in perpetuity a royalty of 3% of the revenues we derive from any of our products or services bearing any of the licensed marks. The Intellectual Property License and Preservation Agreement contains various customary provisions regarding our obligations to preserve the quality of the licensed marks and to protect these marks from infringement by third parties. The term of the license is perpetual; however, Ms. Stewart may terminate the license if we fail to make the royalty payments described above.

TRANSACTIONS WITH J. C. PENNEY

On December 6, 2011, the Company and J. C. Penney, the principal operating subsidiary of J. C. Penney Company, Inc., entered into the following agreements, each dated as of December 6, 2011: (i) the J. C. Penney/ MSLO Agreement (the "Commercial Agreement"), (ii) the Securities Purchase Agreement (the "Securities Purchase Agreement") and (iii) the Investor Rights Agreement (the "Investor Rights Agreement").

Commercial Agreement

The Commercial Agreement became effective upon execution, and provides for an initial term that will expire on January 28, 2023, unless earlier terminated in accordance with its terms. Pursuant to the Commercial Agreement,

J. C. Penney will sell certain Martha Stewart-designed and branded home products (the "Products") through www.jcp.com and in J. C. Penney stores throughout the United States, with the initial Product launch scheduled for February 2013. In addition, by February 2013, J. C. Penney is obligated to build (and thereafter support throughout the term) (i) dedicated Martha Stewart stores in approximately 600 J. C. Penney stores, which stores will be designed in accordance with the Company's specifications, will feature trained sales associates and will sell certain Products; and (ii) a Company e-commerce site that is expected to sell certain Products, Martha Stewart-branded products sourced from other Company licensees and other products. Except for the Company's current licensing relationships, the Commercial Agreement prohibits the Company from licensing certain home product categories to specified retailers.

The Commercial Agreement includes a list of Product categories for the initial launch, with the possibility that additional Product categories may be added during the term of the Commercial Agreement. J. C. Penney is required to pay a commission on all Product sales. For the Product categories covered by the initial launch, J. C. Penney is obligated to make minimum guaranteed payments against commissions generated on sales of the Products through the Martha Stewart stores, as well as the J. C. Penney stores and *www.jcp.com*, in an aggregate amount of $113.5 million. The Commercial Agreement also requires J. C. Penney to pay an annual design fee to the Company and an annual marketing spend to promote the Products, some of which must be spent to advertise in Company properties. The minimum guaranteed payments for sales commissions, when combined with the design fee and the annual marketing spend, will require J. C. Penney to make at least $172.4 million in payments, in the aggregate, during the term of the Commercial Agreement. The minimum guaranteed payment for any year is subject to increase if the actual commissions from the prior year exceed the minimum guaranteed payment for such year by a specified percentage. The minimum guaranteed payments will also increase in the event additional Product categories beyond the initial Product categories are launched.

Securities Purchase Agreement

The Securities Purchase Agreement provided for the purchase by J. C. Penney from the Company of 11,000,000 newly issued shares (the "Purchased Shares") of Class A Common Stock and the Preferred Share (together with the Purchased Shares, the "Purchased Securities") for an aggregate purchase price of $38,500,000. The Purchased Shares represented 19.89% of the issued and outstanding shares of the Common Stock prior to such issuance and 16.59% of the issued and outstanding shares of the Common Stock immediately after such issuance. The transactions contemplated by the Securities Purchase Agreement were consummated on December 6, 2011.

The Securities Purchase Agreement includes various customary representations, warranties, covenants and agreements, including a covenant that the proceeds of such issuance may be used for, among other things, the payment of a special one-time dividend to holders of shares of the Common Stock in an amount not to exceed $0.25 per share. A dividend in this amount was subsequently paid on December 30, 2011 to stockholders of record on December 19, 2011. The Company is obligated to indemnify J. C. Penney and certain related entities for damages arising out of or based upon breaches of representations, warranties, covenants and agreements by the Company, subject to customary exceptions and limitations on such obligations included in the Securities Purchase Agreement.

Investor Rights Agreement

The Investor Rights Agreement provides J. C. Penney with certain registration rights and includes agreements with respect to J. C. Penney's ownership of shares of Common Stock and other actions related to the Company.

Under the Investor Rights Agreement, the holders of a majority of the Purchased Shares (and shares otherwise acquired by J. C. Penney) may request the registration of Class A Common Stock held by them up to three times, beginning on the earlier of the third anniversary of the Investor Rights Agreement or the first date upon which the members of the Board that are independent directors under the NYSE plus, without duplication, the Series A Designees, constitute less than a majority of the Board. J. C. Penney will also generally be permitted to request that the Company register all or a portion of its shares of Class A Common Stock whenever the Company registers any equity securities for public sale (a "piggyback registration"), subject to the procedures and conditions set forth in the Investor Rights Agreement.

During the "Standstill Period" (as defined below), J. C. Penney may only transfer the shares of Class A Common Stock or any equivalent derivative positions ("Synthetic Long Positions") to (i) certain affiliated entities, (ii) in

connection with a third party tender or exchange offer, merger or similar transaction recommended, approved by or not opposed by the Board or (iii) in an open market transaction or registration statement or otherwise (other than in contravention of the restriction described in clause (ii)) provided that any such transfer is not to any person or "group" that would thereafter, to J. C. Penney's knowledge, own shares or Synthetic Long Positions representing more than 5% of the outstanding shares of the Common Stock.

Until the earlier of termination of the Standstill Period or the date on which J. C. Penney is no longer entitled to designate one or more of the Series A Designees for election to the Board, J. C. Penney and certain of its affiliates (the "J. C. Penney Group") will cause all shares of the Common Stock owned by the J. C. Penney Group (i) to be counted as present at any meeting where directors of the Company are to be elected by holders of the Common Stock and (ii) to be voted for or against each nominee in the same proportion as the votes cast by the other holders of the Common Stock. In addition, to the extent the Series A Preferred Stock is entitled to vote separately as a class (other than with respect to (i) the election or removal of the Series A Designees, (ii) an amendment to the certificate of incorporation of the Company (the "Certificate of Incorporation") or the Certificate of Designations that adversely affects the preferences, rights, privileges or powers of the Series A Preferred Stock or authorizes the issuance of any additional shares of Series A Preferred Stock (other than as provided in clause (iii) below) or (iii) any binding share exchange or reclassification involving the Series A Preferred Stock, or any merger or consolidation of the Company, the terms of which do not ensure that such transaction will be consummated without contravening or conflicting with the provisions of the Certificate of Designations addressing reclassification of the Series A Preferred Stock), the J. C. Penney Group will cause the Preferred Share to be counted as present at any meeting and to be voted (x) in the case of a matter on which the other holders of the Common Stock are entitled to vote, in the same manner as a majority of the votes cast by the other holders of the Common Stock and (y) in the case of a matter on which the other holders of the Common Stock are not entitled to vote, in favor of the recommendation of the Board with respect to such matter.

During the Standstill Period, so long as J. C. Penney and its affiliates have complied with their obligations under the Investor Rights Agreement and the Securities Purchase Agreement, the Company will not, without J. C. Penney's consent, put in place a stockholder rights plan or similar poison pill that would prohibit J. C. Penney, its parent company and any wholly owned subsidiary of its parent company, any person of which J. C. Penney and its parent company are wholly owned subsidiaries and any other wholly owned subsidiary of any such person, and any controlled affiliate of any of the foregoing (the "Standstill Entities") from having beneficial ownership or acquiring shares of the Common Stock or any Synthetic Long Position representing no more than 25% of the total voting power and then-outstanding shares of the Common Stock.

During the Standstill Period, the Standstill Entities will not, without the prior written consent of the Board, directly or indirectly, (i) effect, initiate or encourage, or take certain other actions involving a third party, in connection with (A) any acquisition that would increase the Standstill Entities' beneficial ownership to more than 25% of the total voting power or then-outstanding shares of the Common Stock; (B) acquisition of more than 5% of the consolidated assets of the Company and its subsidiaries; (C) acquisition of Company indebtedness; or (D) a tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries, or other sale, lease or other disposition of assets of the Company and its subsidiaries representing all or substantially all of the consolidated assets of the Company; (ii) generally make or participate in a solicitation of proxies to vote the Common Stock; (iii) grant a proxy or enter into any voting arrangement with respect to the voting of the Common Stock other than in accordance and consistent with the recommendation of the Board; (iv) seek to obtain representation on the Board beyond the Series A Designees; (v) participate in a group in respect of the prohibited activities; (vi) take certain actions with any third party in respect of the prohibited activities; (vii) make a public announcement of its intention or desire to engage in any of the prohibited activities or of how it would vote with respect to any matter submitted to a vote of the holders of the Common Stock, or take any action that could reasonably be expected to require public disclosure regarding prohibited actions, including a Series A Designee resigning or failing to stand for reelection; or (viii) request, propose or otherwise seek amendment or waiver of the prohibited activities. Other than the prohibition on public announcement, the prohibitions (1) do not limit any Series A Designee from acting in his or her capacity as a director; (2) do not limit any Standstill Entity from transferring or disposing of Class A Common Stock in accordance with the Investors Rights Agreement, or from participating in a "group" composed of, or having discussions or entering into arrangements with, other Standstill Entities; (3) do not limit any confidential, non-public communications among persons associated with any Standstill Entities; and (4) do not limit any Standstill Entity from voting (I) against any proposal of a third party regarding a merger or other business combination or determining not to tender or exchange any securities pursuant to any tender or exchange

offer, regardless of whether supported by the Board (except for its voting obligations in respect of the Series A Preferred Stock) or (II) in favor of any matter recommended by the Board for approval by the holders of Common Stock.

The "Standstill Period" will extend until the earliest of (i) December 6, 2015; (ii) the Company or the Board approving or recommending that the stockholders approve or convey their shares pursuant to certain proposals by third parties with respect to extraordinary transactions with the Company ("Acquisition Proposal") or entry by the Company or a subsidiary into a definitive agreement with respect to an Acquisition Proposal; (iii) termination of the Commercial Agreement as a result of a determination by a court of competent jurisdiction that the Company had materially breached the Commercial Agreement in such a manner as would give rise to J. C. Penney's right of termination; (iv) any person or "group" other than J. C. Penney and its affiliates acquiring or announcing its intent to acquire beneficial ownership of 25% or more of the Common Stock (or if the group includes Martha Stewart and her affiliates, 75% or more), if the Board does not publicly object to, recommend against or announce it does not intend to approve the transaction with such person or group; (v) the first day the J. C. Penney Group and their respective affiliates has not beneficially owned and/or had a Synthetic Long Position with respect to more than 5% of the outstanding shares of Class A Common Stock or total voting power for any 6-month period on a continuous basis or not had a Series A Designee on the Board for any 6-month period on a continuous basis; (vi) the commencement of a bankruptcy or similar proceeding or appointment of a receiver or similar official; or (viii) the Company or certain material subsidiaries commence or consent to liquidation, apply for or consent to the appointment of a receiver or similar official, file an answer admitting the material allegations of a petition or make a general assignment for the benefit of creditors.

Rights under Certificate of Designation

The Certificate of Designations provides that the holder of the Series A Preferred Stock (the "Holder") will initially be entitled to designate for election and elect two individuals to the Board. For as long as the Holder is entitled to designate two Series A Designees, if the size of the Board is increased to fifteen or greater, then the number of Series A Designees will be increased to the number (rounding down to the nearest whole number) resulting from multiplying (x) the percentage of then-outstanding shares of the Common Stock owned by the J. C. Penney Group by (y) the number of directors comprising the Board. The Holder will only continue to be entitled to designate two or more Series A Designees for as long as the J. C. Penney Group owns all of the Purchased Shares (and has not entered into certain hedging transactions related to the Class A Common Stock (a "Hedging Transaction")), subject to certain dispositions required to comply with applicable law. If the J. C. Penney Group no longer owns all of the Purchased Shares (or has entered into a Hedging Transaction), the Holder may designate one Series A Designee, for as long as the J. C. Penney Group owns at least 66 2/3% of the Purchased Shares (and has not entered into a Hedging Transaction with respect to such shares). Following the first time that the J. C. Penney Group fails to own at least 66 2/3% of the Purchased Shares (reduced by the number of Purchased Shares subject to a Hedging Transaction), the Holder will no longer have the right to designate Series A Designees for election to the Board of Directors.

Subject to applicable law and securities exchange rules and regulations, at any time during which the Holder has the right to designate two or more Series A Designees, there will be at least one Series A Designee included as a member of any committee of the Board of Directors, except for special committees established for potential conflict of interest situations the nature of which is such that membership thereon by a Series A Designee would be inappropriate, as determined in good faith by the Board of Directors, and except that only Series A Designees who qualify under the applicable rules and regulations of the applicable securities exchange and the Securities and Exchange Commission may serve on committees where such qualification is required.

In addition to any other vote or consent of a holder of the Series A Preferred Stock as required by law or by the Certificate of Incorporation, without the prior written consent of the Holder, the Company will not amend, alter or repeal (whether by amendment, merger or consolidation or otherwise) any provision of the Certificate of Incorporation or the Certificate of Designations to adversely affect the Series A Preferred Stock or authorize the issuance of additional shares of Series A Preferred Stock; provided that any amendment or alteration to the Certificate of Incorporation or any related certificate of designations to (i) increase the number of authorized shares of any class or series of capital stock of the Company (other than the Series A Preferred Stock) or (ii) incorporate the terms of a new class or series of capital stock of the Company that does not modify the rights and obligations of the

Series A Preferred Stock set forth in the Certificate of Designations, will not be deemed to adversely affect the preferences, rights, privileges or powers of the Series A Preferred Stock.

Upon the occurrence of a binding share exchange, reclassification involving the Series A Preferred Stock or a merger or consolidation of the Company, so long as the J. C. Penney Group owns all of the Purchased Shares (and has not entered into a Hedging Transaction), other than certain dispositions required to comply with applicable law, the Holder will continue to have the right to designate one or more directors to the Company or such surviving or resulting entity, subject to certain conditions regarding the J. C. Penney Group's ownership of the Company or such surviving or resulting entity immediately following the consummation of such transaction.

The Series A Preferred Stock will be cancelled upon the earliest to occur of (i) the date, if any, on which share(s) of Series A Preferred Stock are not owned of record and beneficially by the J. C. Penney Group, (ii) the date, if any, on which the Holder no longer has the right to designate any Series A Designees and (iii) the date, if any, on which the Company's remaining assets following the dissolution and winding up of the Company have been distributed.

Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the Holder is entitled to receive for each share of Series A Preferred Stock held thereby, an amount equal to $0.01 (as adjusted for any stock dividends, combinations, splits or the like with respect to such shares), before any payment or distribution is made in respect of any Common Stock.

TRANSACTIONS WITH CHARLES KOPPELMAN

Our transactions with Charles Koppelman are described under "Compensation of Non-Employee Directors" and "Employment Agreement and Services Agreement with Charles Koppelman."

OTHER RELATIONSHIPS

Ms. Margaret Christiansen, Ms. Stewart's sister-in-law, is a Senior Vice President of the Company and received approximately $179,317 in compensation in 2011, inclusive of equity-based compensation. Alexis Stewart, Ms. Stewart's daughter, and Jennifer Koppelman Hutt, Mr. Koppelman's daughter, were employed by the Company and served as co-hosts of a Company television show and a Company radio show. The Company paid Alexis Stewart approximately $230,769 in 2011 and paid Jennifer Koppelman Hutt approximately $300,500 in 2011. Neither received equity-based compensation. Ms. Hutt's employment with the Company terminated effective December 31, 2011. The equity-based compensation to Ms. Christiansen consisted of a single option to purchase the Class A Common Stock that was valued in determining the 2011 compensation expressed above using the Black-Scholes option valuation model (the assumptions for which are detailed in Note 9 to our 2011 audited financial statements contained in our Annual Report on Form 10-K).

REPORT OF THE AUDIT COMMITTEE

The primary purpose of the Audit Committee is to assist the Board in monitoring the integrity of the Company's financial statements, the Company's independent auditor's qualifications and independence, the performance of the Company's independent auditor and the Company's compliance with legal and regulatory requirements. The Board, in its business judgment, has determined that all members of the Committee are "independent," as required by listing standards of the NYSE applicable to Audit Committee members.

Management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditor for the Company's 2011 fiscal year, Ernst & Young LLP, was responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

In performing its oversight role, the Audit Committee has reviewed and discussed the audited financial statements with management and the independent auditor as specified in its charter. The Audit Committee has also discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received the written disclosures and letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent auditor the independent auditor's independence.

Based on the reviews and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to in this report and in the charter, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not necessarily experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditor. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations, efforts and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles, or that Ernst & Young LLP is in fact "independent."

Members of the Audit Committee

Todd Slotkin (Chairperson)
William Roskin
Claudia Slacik

The Audit Committee report above does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act or the Exchange Act that might incorporate our SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP has served as our independent accounting firm since May 7, 2002. Our Audit Committee has appointed Ernst & Young as our independent registered public accounting firm to perform the audit of our financial statements for 2012. A representative of Ernst & Young LLP is expected to be present at the Annual Meeting and will be given an opportunity to make a statement if he or she so chooses and is expected to be available to respond to appropriate questions.

The following table presents fees for professional services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for each of 2011 and 2010 and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for those years, and fees billed for audit-related services, tax services and all other services rendered by Ernst & Young LLP for each of fiscal 2011 and 2010.

	2011	2010
Audit fees (1)	$ 824,900	$ 844,700
Audit-related fees (2)	33,600	33,000
Tax fees (3)	37,195	60,698
All other fees	—	—

(1) Audit fees include charges for audits of financial statements and internal control over financial reporting.

(2) Principally for audits of the financial statements of the Company's 401(k) employee benefit plan and other miscellaneous accounting and auditing matters.

(3) Principally for corporate income tax compliance ($27,434 in 2011 and $49,250 in 2010), tax audits ($9,558 in 2010) and miscellaneous tax matters ($7,761 in 2011 and $1,890 in 2010).

All audit, audit-related services, tax services and other services performed in 2011 were pre-approved by the Audit Committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The Audit Committee's Audit and Non-Audit Services Pre-Approval Policy provides for pre-approval of audit, audit-related and tax services on an annual basis and it also requires separate pre-approval for individual engagements anticipated to exceed pre-established thresholds. The policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services.

ANNUAL REPORTS

Upon written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 601 West 26th Street, New York, New York 10001, we will provide without charge a copy of our 2011 Annual Report on Form 10-K, including the financial statements and financial statement schedule filed therewith. We will also furnish a requesting stockholder with any exhibit not contained therein upon specific request. Our Annual Report on Form 10-K is not proxy soliciting material.

"HOUSEHOLDING" OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single Notice or set of proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers will therefore send a single Notice or set of proxy materials to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to

participate in householding and would prefer to receive separate proxy solicitation materials or if you are receiving multiple copies of the proxy solicitation materials and wish to receive only one, please notify your broker if your shares are held in a brokerage account, or us if you hold registered shares. You can notify us by sending a written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 601 West 26th Street, New York, New York 10001, or call us at (212) 827-8000.

PROPOSALS OF STOCKHOLDERS

We currently intend to hold our 2013 Annual Meeting of Stockholders in May 2013. Stockholders who intend to have a proposal considered for inclusion in our proxy materials for presentation at the 2013 Annual Meeting of Stockholders must submit the proposal to us at our principal executive offices, addressed to our Corporate Secretary, no later than December 12, 2012. Assuming that the 2013 Annual Meeting of Stockholders is held no more than 30 days before, and no more than 60 days after, the anniversary date of the Company's 2012 Annual Meeting of Stockholders, stockholders who intend to present a proposal at the 2013 Annual Meeting of Stockholders without inclusion of such proposal in our proxy materials or who intend to nominate a director are required to provide us notice of such proposal or nomination no later than March 25, 2013 or earlier than February 23, 2013. In the event that the date of the 2013 Annual Meeting of Stockholders is more than 30 days before, or more than 60 days after, such anniversary date, notice of any such proposal or director nomination must be provided to us no later than the later of the 60th day prior to the date of the 2013 Annual Meeting of Stockholders or the tenth day following the first public announcement of the date of the meeting or earlier than the close of business on the 90th day prior to the date of the 2013 Annual Meeting. Additionally, stockholders must comply with other applicable requirements contained in our by-laws. We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements contained in our by-laws and applicable laws.

OTHER MATTERS

Our Board has no knowledge of any other matters to be presented at the Annual Meeting other than those described herein. If any other business properly comes before the stockholders at the Annual Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion.

YOUR VOTE IS IMPORTANT. OUR BOARD URGES YOU TO VOTE VIA INTERNET, TELEPHONE OR BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

If you have any questions or need assistance in voting your shares, please contact Martha Stewart Living Omnimedia, Inc. at (212) 827-8455

Appendix A

MARTHA STEWART LIVING OMNIMEDIA, INC.

OMNIBUS STOCK AND OPTION COMPENSATION PLAN

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TABLE OF CONTENTS

		Page
SECTION 1.	INTRODUCTION	A-1
SECTION 2.	DEFINITIONS	A-1
	(a) "Affiliate"	A-1
	(b) "Award"	A-1
	(c) "Award Agreement"	A-1
	(d) "Board"	A-1
	(e) "Cashless Exercise"	A-1
	(f) "Cause"	A-1
	(g) "Change in Control"	A-2
	(h) "Code"	A-3
	(i) "Committee"	A-3
	(j) "Common Stock"	A-3
	(k) "Company"	A-3
	(l) "Consultant"	A-3
	(m) "Covered Employees"	A-3
	(n) "Director"	A-3
	(o) "Disability"	A-3
	(p) "Employee"	A-3
	(q) "Exchange Act"	A-3
	(r) "Exercise Price"	A-3
	(s) "Fair Market Value"	A-3
	(t) "Fiscal Year"	A-4
	(u) "Immediate Family"	A-4
	(v) "Incentive Stock Option" or "ISO"	A-4
	(w) "Key Service Provider"	A-4
	(x) "Non-Employee Director"	A-4
	(y) "Nonstatutory Stock Option" or "NSO"	A-4
	(z) "Option"	A-4
	(aa) "Optionee"	A-4
	(bb) "Parent"	A-4
	(cc) "Participant"	A-4
	(dd) "Performance Goals"	A-4
	(ee) "Performance Period"	A-5
	(ff) "Person"	A-5
	(gg) "Plan"	A-5
	(hh) "Re-Price"	A-5
	(ii) "SAR Agreement"	A-5
	(jj) "SEC"	A-5
	(kk) "Section 16 Persons"	A-5
	(ll) "Securities Act"	A-5
	(mm) "Service"	A-5
	(nn) "Share"	A-5
	(oo) "Stock Appreciation Right" or "SAR"	A-5
	(pp) "Stock Grant"	A-5
	(qq) "Stock Grant Agreement"	A-5
	(rr) "Stock Option Agreement"	A-5
	(ss) "Stock Unit"	A-5
	(tt) "Stock Unit Agreement"	A-5
	(uu) "Subsidiary"	A-6
	(vv) "10-Percent Stockholder"	A-6

TABLE OF CONTENTS (continued)

		Page
SECTION 3.	ADMINISTRATION	A-6
(a)	Committee Composition	A-6
(b)	Authority of the Committee	A-6
SECTION 4.	GENERAL	A-7
(a)	General Eligibility	A-7
(b)	Incentive Stock Options	A-7
(c)	Restrictions on Shares	A-7
(d)	Beneficiaries	A-7
(e)	Performance Conditions	A-7
(f)	No Rights as a Stockholder	A-7
(g)	Termination of Service	A-7
(h)	Director Fees	A-8
SECTION 5.	SHARES SUBJECT TO PLAN AND SHARE LIMITS	A-8
(a)	Basic Limitation	A-8
(b)	Additional Shares	A-8
(c)	Dividend Equivalents	A-8
(d)	Share Limits	A-8
(e)	Non-Employee Directors	A-8
SECTION 6.	TERMS AND CONDITIONS OF OPTIONS	A-8
(a)	Stock Option Agreement	A-8
(b)	Number of Shares	A-9
(c)	Exercise Price	A-9
(d)	Exercisability and Term	A-9
(e)	Payment for Option Shares	A-9
(f)	Modifications or Assumption of Options	A-9
(g)	Assignment or Transfer of Options	A-9
SECTION 7.	TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS	A-10
(a)	SAR Agreement	A-10
(b)	Number of Shares	A-10
(c)	Exercise Price	A-10
(d)	Exercisability and Term	A-10
(e)	Exercise of SARs	A-10
(f)	Modification or Assumption of SARs	A-10
(g)	Assignment or Transfer of SARs	A-10
SECTION 8.	TERMS AND CONDITIONS FOR STOCK GRANTS	A-11
(a)	Time, Amount and Form of Awards	A-11
(b)	Stock Grant Agreement	A-11
(c)	Payment for Stock Grants	A-11
(d)	Vesting Conditions	A-11
(e)	Assignment or Transfer of Stock Grants	A-11
(f)	Voting and Dividend Rights	A-11
(g)	Modification or Assumption of Stock Grants	A-11

TABLE OF CONTENTS (continued)

		Page
SECTION 9.	TERMS AND CONDITIONS OF STOCK UNITS	A-11
	(a) Stock Unit Agreement	A-11
	(b) Number of Shares	A-11
	(c) Payment for Awards	A-11
	(d) Vesting Conditions	A-12
	(e) Form and Time of Settlement of Stock Units	A-12
	(f) Voting and Dividend Rights	A-12
	(g) Creditors' Rights	A-12
	(h) Modification or Assumption of Stock Units	A-12
	(i) Assignment or Transfer of Stock Units	A-12
SECTION 10.	PROTECTION AGAINST DILUTION	A-12
	(a) Adjustments	A-12
	(b) Participant Rights	A-13
	(c) Fractional Shares	A-13
SECTION 11.	EFFECT OF A CHANGE IN CONTROL	A-13
	(a) Change in Control	A-13
	(b) Acceleration	A-13
	(c) Dissolution	A-13
SECTION 12.	LIMITATIONS ON RIGHTS	A-13
	(a) Participant Rights	A-13
	(b) Stockholders' Rights	A-14
	(c) Regulatory Requirements	A-14
SECTION 13.	WITHHOLDING TAXES	A-14
	(a) General	A-14
	(b) Share Withholding	A-14
SECTION 14.	DURATION AND AMENDMENTS	A-14
	(a) Term of the Plan	A-14
	(b) Right to Amend or Terminate the Plan	A-14

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MARTHA STEWART LIVING OMNIMEDIA, INC.
OMNIBUS STOCK AND OPTION COMPENSATION PLAN

SECTION 1. INTRODUCTION.

On April 1, 2008 the Board adopted this Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan, which shall become effective upon its approval by the Company's stockholders (the "Effective Date"). If this Plan is approved by the Company's stockholders, this Plan will supersede the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Incentive Plan and the Amended and Restated Martha Stewart Living Omnimedia, Inc. Non-Employee Director Stock and Option Compensation Plan (the "Prior Plans") effective as of the Effective Date such that no further awards shall be made under the Prior Plans on or after such date. However, this Plan will not, in any way, affect awards under the Prior Plans that are outstanding as of the Effective Date. A total of 10,000,000 shares of Common Stock will be available for issuance under this Plan. As of March 24, 2008, the Prior Plans had approximately 1,850,000 shares of Common Stock available for issuance under the plans, not including shares that were subject to outstanding awards under the plans. This means that, if this Plan is approved and the Prior Plans are cancelled, the total net effect will be an increase of approximately 8,150,000 shares of Common Stock that will become available for issuance under the Company's stock plans. If the Company's stockholders do not approve this Plan, no Awards will be made under this Plan and the Prior Plans will continue in effect in accordance with their terms.

The purpose of this Plan is to promote the long-term success of the Company and the creation of stockholder value by offering Key Service Providers the opportunity to share in such long-term success by acquiring equity in the Company. The Plan seeks to achieve this purpose by providing for discretionary long-term incentive Awards in the form of Options (which may be Incentive Stock Options or Nonstatutory Stock Options), Stock Appreciation Rights, Stock Grants and Stock Units.

The Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware (except its choice-of-law provisions). Capitalized terms shall have the meaning provided in Section 2 unless otherwise provided in this Plan or any related Award Agreement.

SECTION 2. DEFINITIONS.

(a) "Affiliate" means any entity other than a Parent or Subsidiary, controlled by, controlling or under common control with, the Company and designated by the Committee from time to time as such.

(b) "Award" means an Option, SAR, Stock Grant or Stock Unit.

(c) "Award Agreement" means any Stock Option Agreement, SAR Agreement, Stock Grant Agreement or Stock Unit Agreement.

(d) "Board" means the Board of Directors of the Company, as constituted from time to time.

(e) "Cashless Exercise" means a program approved by the Committee in which payment of the aggregate Exercise Price of an Option and/or satisfaction of any applicable withholding obligations may be made, all or in part, with Shares subject to the Award, including, but not limited to, by delivery (on a form prescribed by the Committee) of an irrevocable direction to a securities broker to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate Exercise Price and, if applicable, the amount necessary to satisfy the Company's withholding obligations (such that the Participant receives Shares upon exercise or settlement of the Award, net of those Shares that must be withheld or sold to satisfy the aggregate Exercise Price and, if applicable, the Company's withholding obligations).

(f) "Cause" means, except as may otherwise be provided in a Participant's employment agreement or Award Agreement, (i) Participant's willful failure to perform his or her duties and responsibilities to the Company or material violation of a written Company policy; (ii) Participant's commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to

the Company; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) Participant's willful breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Participant is being terminated for Cause shall be made in good faith by the Committee and shall be conclusive and binding on the Participant. The foregoing definition does not in any way limit the Company's ability to terminate a Participant's Service at any time as provided in Section 12(a), and the term "Company" will be interpreted to include any Parent, Subsidiary, Affiliate, or any successor thereto, if appropriate.

(g) "Change in Control" means the consummation of any of the following transactions:

(i) the acquisition by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of both (A) thirty percent (30%) or more of either (1) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Power") and (B) more than both the Outstanding Company Common Stock and the Outstanding Company Voting Power owned or controlled directly or indirectly by Martha Stewart and/or her controlled affiliates, heirs, estate, legal representative and/or beneficiaries (collectively, "Stewart"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (4) any acquisition by any corporation pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (iii) of this Section 2(g); or

(ii) individuals who, as of the effective date of the Plan, constitute the Board (the "Incumbent Board") cease for any reason not to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the effective date of the Plan whose election, or nomination for election by the Company's stockholders, was approved by Martha Stewart and her controlled affiliates (so long as such affiliates are controlled by her) at a time when such entities controlled at least a majority of the Outstanding Company Voting Power or by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), in each case, unless, following such Business Combination: (1) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Power immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries), (2) in the event that Stewart does not own or control at least fifty percent (50%) of the Outstanding Company Voting Power upon the consummation of the Business Combination, no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, twenty percent (20%) or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation (and such amount exceeds the amount owned or controlled by Stewart) except to the extent that such person had such ownership of the Outstanding Company Common Stock or Outstanding Company Voting Power immediately prior to the Business Combination and (3) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent

Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) approval by the shareholders of the Company or a complete liquidation or dissolution of the Company.

A transaction shall not constitute a Change in Control if its sole purpose is to change the place of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transactions.

(h) "Code" means the Internal Revenue Code of 1986, as amended, and the regulations and interpretations promulgated thereunder.

(i) "Committee" means a committee described in Section 3.

(j) "Common Stock" means the Company's Class A common stock, par value $.01 per share.

(k) "Company" means Martha Stewart Living Omnimedia, Inc., a Delaware corporation.

(l) "Consultant" means an individual or entity who provides bona fide services to the Company, a Parent, a Subsidiary or an Affiliate, other than services as an Employee, Director or Non-Employee Director. For purposes of clarity, an individual may be eligible under the Plan both as a Consultant and as a Non-Employee Director.

(m) "Covered Employees" means those persons identified by the Company who are or who may be subject to the limitations of Code Section 162(m).

(n) "Director" means a member of the Board, or a member of the Board of Directors of any Parent, Subsidiary or Affiliate, who is also an Employee. For purposes of clarity, an individual may be eligible under the Plan both as a Director and as an Employee.

(o) "Disability" means that the Participant is classified as disabled under the long-term disability policy of the Company or, if no such policy applies, the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months.

(p) "Employee" means any individual who is an employee of the Company, a Parent, a Subsidiary or an Affiliate. For purposes of clarity, an individual may be eligible under the Plan both as an Employee and as a Director.

(q) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(r) "Exercise Price" means, in the case of an Option, the amount for which a Share may be purchased upon exercise of such Option, as specified in the applicable Stock Option Agreement. "Exercise Price," in the case of a SAR, means an amount, as specified in the applicable SAR Agreement, which is subtracted from the Fair Market Value in determining the amount payable upon exercise of such SAR.

(s) "Fair Market Value" means the market price of a Share as determined in good faith by the Committee. Such determination shall be conclusive and binding on all persons. The Fair Market Value shall be determined by the following:

(i) If the Shares are admitted to trading on any established national stock exchange or market system on the date in question then the Fair Market Value shall be equal to the closing sales price for such Shares as quoted on such national exchange or system on such date; or

(ii) if the Shares are admitted to quotation or are regularly quoted by a recognized securities dealer but selling prices are not reported on the date in question, then the Fair Market Value shall be equal to the mean between the bid and asked prices of the Shares reported for such date.

(iii) In each case, the applicable price shall be the price reported in The Wall Street Journal or such other source as the Committee deems reliable; provided, however, that if there is no such reported price for the Shares for the date in question, then the Fair Market Value shall be equal to the price reported on the last preceding date for which such price exists. If neither (i) or (ii) are applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate.

(t) "Fiscal Year" means the Company's fiscal year.

(u) "Immediate Family" means, except as otherwise defined by the Committee, any child, sibling, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, sister-in-law, or brother-in-law, including adoptive relationships, any person sharing the employee's household (other than a tenant or employee), a trust in which these persons have more than fifty percent (50%) of the beneficial interest, a foundation in which these persons (or the Participant) own more than fifty percent (50%) or more of the voting interests.

(v) "Incentive Stock Option" or "ISO" means an incentive stock option described in Code Section 422.

(w) "Key Service Provider" means an Employee, Director, Non-Employee Director and/or Consultant who has been selected by the Committee to receive an Award under the Plan.

(x) "Non-Employee Director" means a member of the Board, or a member of the Board of Directors of any Parent, Subsidiary or Affiliate, who is not an Employee. For purposes of clarity, an individual may be eligible under the Plan both as a Non-Employee Director and as a Consultant.

(y) "Nonstatutory Stock Option" or "NSO" means a stock option that is not an ISO.

(z) "Option" means an ISO or NSO granted under the Plan entitling the Optionee to purchase Shares.

(aa) "Optionee" means an individual, estate or other entity that holds an Option.

(bb) "Parent" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. For purposes of this definition a "corporation" shall include an S corporation (as defined in Code Section 1361, a foreign corporation (as defined in Code 7701(a)(5)), a limited liability corporation that is treated as a corporation for all U.S. Federal tax purposes, and any other entity defined as a corporation pursuant to Code Section 7701(a)(3) and Treasury Regulation Section 301.7701-2(b). A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(cc) "Participant" means an individual or estate or other entity that holds an Award.

(dd) "Performance Goals" means an objective formula or standard determined by the Committee with respect to each Performance Period utilizing one or more of the following factors and any objectively verifiable adjustment(s) thereto permitted and pre-established by the Committee in accordance with Code Section 162(m): (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales, (vii) revenue; (viii) expenses; (ix) cost of goods sold; (x) profit/loss or profit margin; (xi) working capital; (xii) return on capital, equity or assets; (xiii) earnings per share; (xiv) economic value added; (xv) price/earnings ratio; (xvi) stock price; (xvii) price/earnings ratio; (xviii) debt or debt-to-equity; (xix) accounts receivable; (xx) writeoffs; (xxi) cash; (xxii) assets; (xxiii) liquidity; (xxiv) operations; (xxv) intellectual property (e.g., patents); (xxvi) product development; (xxvii) regulatory activity; (xxviii) manufacturing, production or inventory; (xxix) mergers, acquisitions, investments or divestitures; (xxx) financings and/or (xxxi) customer

satisfaction, each with respect to the Company and/or one or more of its Parent, Subsidiaries, Affiliates or operating units. Awards that are not intended to comply with Code Section 162(m) may take into account other factors (including subjective factors).

(ee) "Performance Period" means any period not exceeding seven (7) years as determined by the Committee, in its sole discretion. The Committee may establish different Performance Periods for different Participants and the Committee may establish concurrent or overlapping Performance Periods.

(ff) "Person"means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act.

(gg) "Plan" means this Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan as it may be amended from time to time.

(hh) "Re-Price" means that the Company has lowered or reduced the Exercise Price of outstanding Options and/or outstanding SARs for any Participant(s) in any manner, including through amendment, cancellation or replacement grants, or any other means.

(ii) "SAR Agreement" means the agreement described in Section 7 evidencing a Stock Appreciation Right.

(jj) "SEC" means the Securities and Exchange Commission.

(kk) "Section 16 Persons" means those officers, directors or other persons who are subject to 16 of the Exchange Act.

(ll) "Securities Act" means the Securities Act of 1933, as amended.

(mm) "Service" means service as an Employee, Director, Non-Employee Director or Consultant. A Participant's Service does not terminate if he or she is an Employee and goes on a bona fide leave of absence that was approved by the Company in writing and the terms of the leave provide for continued service crediting, or when continued service crediting is required by applicable law. However, for purposes of determining whether an Option is entitled to continuing ISO status, an Employee's Service will be treated as terminating ninety (90) days after such Employee went on leave, unless such Employee's right to return to active work is guaranteed by law or by a contract. Service terminates in any event when the approved leave ends, unless such Employee immediately returns to active work. Further, unless otherwise determined by the Committee, a Participant's Service will not terminate merely because of a change in the capacity in which the Participant provides service to the Company, a Parent, Subsidiary or Affiliate, or a transfer between entities (the Company or any Parent, Subsidiary, or Affiliate); provided that there is no interruption or other termination of Service.

(nn) "Share" means one share of Common Stock.

(oo) "Stock Appreciation Right" or "SAR" means a stock appreciation right awarded under the Plan.

(pp) "Stock Grant" means Shares awarded under the Plan.

(qq) "Stock Grant Agreement" means the agreement described in Section 8 evidencing a Stock Grant.

(rr) "Stock Option Agreement" means the agreement described in Section 6 evidencing an Option.

(ss) "Stock Unit" means a bookkeeping entry representing the equivalent of one Share awarded under the Plan.

(tt) "Stock Unit Agreement" means the agreement described in Section 9 evidencing a Stock Unit.

(uu) "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. For purposes of this definition a "corporation" shall include an S corporation (as defined in Code Section 1361, a foreign corporation (as defined in Code 7701(a)(5)), a limited liability corporation that is treated as a corporation for all U.S. Federal tax purposes, and any other entity defined as a corporation pursuant to Code Section 7701(a)(3) and Treasury Regulation Section 301.7701-2(b). A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(vv) "10-Percent Stockholder" means an individual who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding stock of the Company, its Parent or any of its Subsidiaries. In determining stock ownership, the attribution rules of Code Section 424(d) shall be applied.

SECTION 3. ADMINISTRATION.

(a) Committee Composition. The Board or a committee appointed by the Board shall administer the Plan. Any such committee shall generally have membership composition which enables (i) Awards to Section 16 Persons to qualify as exempt from liability under Section 16(b) of the Exchange Act and (ii) Awards to Covered Employees to qualify as performance-based compensation as provided under Code Section 162(m). However, the Board may also appoint one or more separate committees, each composed of one or more directors of the Company who need not qualify under Rule 16b-3 or Code Section 162(m), that may administer the Plan with respect to Key Service Providers who are not Section 16 Persons or Covered Employees, respectively, may grant Awards under the Plan to such Key Service Providers and may determine all terms of such Awards. Members of any such committee shall serve for such period of time as the Board may determine and shall be subject to removal by the Board at any time. The Board may also at any time terminate the functions of the committee and reassume all powers and authority previously delegated to the committee. Notwithstanding the foregoing, the Board shall administer the Plan with respect to all Awards granted to Non-Employee Directors. The Board and any committee appointed to administer the plan is referred to herein as the "Committee".

(b) Authority of the Committee. Subject to the provisions of the Plan, the Committee shall have the full authority, in its sole discretion, to take any actions it deems necessary or advisable for the administration of the Plan. Such actions shall include:

(i) selecting Key Service Providers who are to receive Awards under the Plan;

(ii) determining the type, number, vesting requirements and other features and conditions of such Awards;

(iii) amending any outstanding Awards;

(iv) accelerating the vesting, or extending the post-termination exercise term, of Awards at any time and under such terms and conditions as it deems appropriate;

(v) interpreting the Plan and any Award Agreement;

(vi) correcting any defect, supplying any omission or reconciling any inconsistency in the Plan or any Award Agreement;

(vii) adopting such rules or guidelines as it deems appropriate to implement the Plan;

(viii) making all other decisions relating to the operation of the Plan; and

(ix) adopting such plans or subplans as may be deemed necessary or appropriate to provide for the participation by employees of the Company, its Parent, Subsidiaries and Affiliates who reside outside of the U.S., which plans and/or subplans shall be attached hereto as Appendices.

The Committee's determinations under the Plan shall be final and binding on all persons.

SECTION 4. GENERAL.

(a) General Eligibility. Only Employees, Directors, Non-Employee Directors and Consultants shall be eligible to participate in the Plan.

(b) Incentive Stock Options. Only Key Service Providers who are Employees of the Company, a Parent or a Subsidiary shall be eligible for the grant of ISOs. In addition, a Key Service Provider who is a 10-Percent Stockholder shall not be eligible for the grant of an ISO unless the requirements set forth in Code Section 422(c)(5) are satisfied.

(c) Restrictions on Shares. Any Shares issued pursuant to an Award shall be subject to such rights of repurchase, rights of first refusal and other transfer restrictions as the Committee may determine, in its sole discretion. Such restrictions shall apply in addition to any restrictions that may apply to holders of Shares generally and shall also comply to the extent necessary with applicable law. In no event shall the Company be required to issue fractional Shares under this Plan.

(d) Beneficiaries. Unless stated otherwise in an Award Agreement and then only to the extent permitted by applicable law, a Participant may designate one or more beneficiaries with respect to an Award by timely filing the prescribed form with the Company. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Participant's death. If no beneficiary was designated or if no designated beneficiary survives the Participant, then after a Participant's death any vested Award(s) shall be transferred or distributed to the Participant's estate.

(e) Performance Conditions. The Committee may, in its discretion, include performance conditions in an Award. If performance conditions are included in Awards to Covered Employees and such Awards are intended to qualify as "performance-based compensation" under Code Section 162(m), then such Awards will be subject to the achievement of Performance Goals with respect to a Performance Period established by the Committee. Such Awards shall be granted and administered pursuant to the requirements of Code Section 162(m). Before any Shares underlying an Award or any Award payments are released to a Covered Employee with respect to a Performance Period, the Committee shall certify in writing that the Performance Goals for such Performance Period have been satisfied. Awards with performance conditions that are granted to Key Service Providers who are not Covered Employees need not comply with the requirements of Code Section 162(m).

(f) No Rights as a Stockholder. A Participant, or a transferee of a Participant, shall have no rights as a stockholder with respect to any Common Stock covered by an Award until such person has satisfied all of the terms and conditions to receive such Common Stock, has satisfied any applicable withholding or tax obligations relating to the Award and the Shares have been issued (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company).

(g) Termination of Service. Unless the applicable Award Agreement or, with respect to a Participant who resides in the U.S., the applicable employment agreement provides otherwise, the following rules shall govern the vesting, exercisability and term of outstanding Awards held by a Participant in the event of termination of such Participant's Service (in all cases subject to the maximum term of the Option and/or SAR as applicable): (i) if Service is terminated for Cause, then all unexercised Options and/or SARs, unvested portions of Stock Units and unvested portions of Stock Grants shall terminate and be forfeited immediately without consideration; (ii) if Service is terminated for any reason other than for Cause, death or Disability, then the vested portion of his or her then-outstanding Options and/or SARs may be exercised by such Participant or his or her personal representative within three (3) months after the date of such termination; or (iii) if Service is terminated due to death or Disability, the vested portion of his or her then-outstanding Options and/or SARs may be exercised within twelve (12) months after the date of such termination.

(h) Director Fees The Board may, in its sole and absolute discretion, permit each Non-Employee Director to elect to receive a Stock Grant or Stock Unit under the Plan in lieu of payment of all or a specified portion of his or her directors' fees based on the Fair Market Value of the Shares on the date any directors' fees would otherwise be paid. Any amount of directors' fees not elected to be received as a Stock Grant or Stock Unit shall be payable in cash in accordance with the Company's standard payment procedures. Shares granted under this Section 4(h) shall otherwise be subject to the terms of the Plan applicable to Non-Employee Directors or to Participants generally (other than provisions specifically applying only to Employees).

SECTION 5. SHARES SUBJECT TO PLAN AND SHARE LIMITS.

(a) Basic Limitation. The stock issuable under the Plan shall be authorized but unissued Shares or treasury shares. The aggregate number of Shares reserved for Awards under the Plan is 10,000,000 Shares, subject to adjustment pursuant to Section 10.

(b) Additional Shares. If Awards are forfeited or are terminated for any reason before vesting or being exercised, then the Shares underlying such Awards shall again become available for Awards under the Plan. SARs to be settled in Shares shall be counted in full against the number of Shares available for issuance under the Plan, regardless of the number of Shares issued upon settlement of the SARs. If Awards are settled in cash, the Shares that would have been delivered had there been no cash settlement shall not be counted against the Shares available for issuance under the Plan.

(c) Dividend Equivalents. Any dividend equivalents distributed under the Plan shall not reduce the number of Shares available for Awards.

(d) Share Limits.

(i) Limits on Options. No Key Service Provider shall receive Options during any Fiscal Year covering in excess of 1,500,000 Shares, subject to adjustment pursuant to Section 10. The aggregate maximum number of Shares that may be issued in connection with ISOs shall be 10,000,000 Shares, subject to adjustment pursuant to Section 10.

(ii) Limits on SARs. No Key Service Provider shall receive SARs during any Fiscal Year covering in excess of 1,500,000 Shares, subject to adjustment pursuant to Section 10.

(iii) Limits on Stock Grants and Stock Units. No Key Service Provider shall receive Stock Grants or Stock Units during any Fiscal Year covering, in the aggregate, in excess of 1,500,000 Shares, subject to adjustment pursuant to Section 10.

(iv) Application of Limits to Key Service Providers in Multiple Roles. For purposes of clarity, if any Key Service Provider provides services to the Company, a Parent, Subsidiary or Affiliate in more than one role and each such role would separately make such Key Service Provider eligible for Awards under the Plan, then the limits set forth in this Section 5(d) shall apply separately to each such role.

(e) Non-Employee Directors. No Non-Employee Directors shall receive Awards during any Fiscal Year covering, in the aggregate, in excess of 200,000 Shares; provided that any Awards received in consideration of such Non-Employee Directors' service as a Consultant or pursuant to an election under Section 4(h) shall not count against such limit.

SECTION 6. TERMS AND CONDITIONS OF OPTIONS.

(a) Stock Option Agreement. Each Option granted under the Plan shall be evidenced and governed exclusively by a Stock Option Agreement between the Optionee and the Company. Such Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan and that the Committee deems appropriate for inclusion in a Stock Option Agreement.

The provisions of the various Stock Option Agreements entered into under the Plan need not be identical. The Stock Option Agreement shall specify whether the Option is an ISO or an NSO.

(b) Number of Shares. Each Stock Option Agreement shall specify the number of Shares that are subject to the Option, which number is subject to adjustment in accordance with Section 10.

(c) Exercise Price. Each Stock Option Agreement shall specify the Option's Exercise Price which shall be established by the Committee and is subject to adjustment in accordance with Section 10. The Exercise Price of an Option shall not be less than one hundred percent (100%) of the Fair Market Value (one hundred ten percent (110%) for an ISO granted to a 10-Percent Stockholder) on the date of grant.

(d) Exercisability and Term. Each Stock Option Agreement shall specify the date when all or any installment of the Option is to become exercisable and/or may include time-based vesting or performance-based vesting (including Performance Goals pursuant to Section 4(e)). The Stock Option Agreement shall also specify the maximum term of the Option; provided that the maximum term of an Option shall in no event exceed ten (10) years from the date of grant. A Stock Option Agreement may provide for accelerated vesting in connection with certain events. Notwithstanding any other provision of the Plan or the Stock Option Agreement, no Option can be exercised after the expiration date provided in the applicable Stock Option Agreement.

(e) Payment for Option Shares. The Exercise Price of an Option shall be paid in cash at the time of exercise, except as follows and if so provided for in the applicable Stock Option Agreement:

(i) Surrender of Stock. Payment of all or any part of the Exercise Price may be made with Shares which have already been owned by the Optionee; provided that the Committee may, in its sole discretion, require that Shares tendered for payment be previously held by the Optionee for a minimum duration (e.g., to avoid financial accounting charges to the Company's earnings).

(ii) Cashless Exercise. Payment of all or a part of the Exercise Price may be made through Cashless Exercise.

(iii) Other Forms of Payment. Payment may be made in any other form that is consistent with applicable laws, regulations and rules and approved by the Committee.

In the case of an ISO granted under the Plan, except to the extent permitted by applicable law, payment shall be made only pursuant to the express provisions of the applicable Stock Option Agreement. In the case of an NSO granted under the Plan, the Committee may, in its discretion at any time, accept payment in any form(s) described in this Section 6(e).

(f) Modifications or Assumption of Options. Within the limitations of the Plan, the Committee may modify, extend or assume outstanding options or may accept the cancellation of outstanding options (whether granted by the Company or by another issuer) in return for the grant of new Options for the same or a different number of Shares and at the same or a different Exercise Price. Notwithstanding the preceding sentence or anything to the contrary, no modification of an Option shall, without the consent of the Optionee, impair his or her rights or obligations under such Option and, unless there is approval by the Company stockholders, the Committee may not Re-Price outstanding Options.

(g) Assignment or Transfer of Options. No Option or interest therein shall be transferred, assigned, pledged or hypothecated by the Optionee during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than (i) by will or by the laws of descent and distribution, or (ii) in the case of a Nonstatutory Stock Option, as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to such Optionee's Immediate Family. An Option may be exercised, subject to the terms of the Plan and the applicable Stock Option Agreement, only by the Optionee, the guardian or legal representative of the Optionee, a beneficiary designated pursuant to Section 4(d) below, or any person to whom such Option is transferred pursuant to this paragraph.

SECTION 7. TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS.

(a) SAR Agreement. Each SAR granted under the Plan shall be evidenced by a SAR Agreement between the Participant and the Company. Such SAR shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. An SAR Agreement may provide for a maximum limit on the amount of any payout notwithstanding the Fair Market Value on the date of exercise of the SAR. The provisions of the various SAR Agreements entered into under the Plan need not be identical. SARs may be granted in consideration of a reduction in the Participant's compensation.

(b) Number of Shares. Each SAR Agreement shall specify the number of Shares to which the SAR pertains, which number is subject to adjustment in accordance with Section 10.

(c) Exercise Price. Each SAR Agreement shall specify the Exercise Price, which is subject to adjustment in accordance with Section 10. A SAR Agreement may specify an Exercise Price that varies in accordance with a predetermined formula while the SAR is outstanding. The Exercise Price of a SAR shall not be less than one hundred percent (100%) of the Fair Market Value on the date of grant.

(d) Exercisability and Term. Each SAR Agreement shall specify the date when all or any installment of the SAR is to become exercisable and/or may include time-based vesting or performance-based vesting (including Performance Goals pursuant to Section 4(e)). The SAR Agreement shall also specify the maximum term of the SAR which shall not exceed ten (10) years from the date of grant. A SAR Agreement may provide for accelerated exercisability in connection with certain events. SARs may be awarded in combination with Options or Stock Grants, and such an Award shall provide that the SARs will not be exercisable unless the related Options or Stock Grants are forfeited. A SAR may be included in an ISO only at the time of grant but may be included in an NSO at the time of grant or at any subsequent time, but not later than six months before the expiration of such NSO. Notwithstanding any other provision of the Plan or the SAR Agreement, no SAR can be exercised after the expiration date provided in the applicable SAR Agreement.

(e) Exercise of SARs. If, on the date an outstanding and otherwise exercisable SAR expires, the Exercise Price under such SAR is less than the Fair Market Value on such date but any vested portion of such SAR has not been exercised or surrendered, then such SAR shall automatically be deemed to be exercised as of such date with respect to such vested portion. Upon exercise of a SAR, the Participant (or any person having the right to exercise the SAR after Participant's death) shall receive from the Company (i) Shares, (ii) cash or (iii) any combination of Shares and cash. The amount of cash and/or the Fair Market Value of Shares received upon exercise of SARs shall, in the aggregate, be equal to the amount by which the Fair Market Value (on the date of surrender) of the Shares subject to the SARs exceeds the Exercise Price of the Shares.

(f) Modification or Assumption of SARs. Within the limitations of the Plan, the Committee may modify, extend or assume outstanding SARs or may accept the cancellation of outstanding stock appreciation rights (including stock appreciation rights granted by another issuer) in return for the grant of new SARs for the same or a different number of Shares and at the same or a different Exercise Price. Notwithstanding the preceding sentence or anything to the contrary, no modification of a SAR shall, without the consent of the Participant, impair his or her rights or obligations under such SAR and, unless there is approval by the Company stockholders, the Committee may not Re-Price outstanding SARs.

(g) Assignment or Transfer of SARs. No SAR or interest therein shall be transferred, assigned, pledged or hypothecated by the Participant during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than (i) by will or by the laws of descent and distribution, or (ii) as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to such Participant's Immediate Family. A SAR may be exercised, subject to the terms of the Plan and the applicable SAR Agreement, only by the Participant, the guardian or legal representative of the Participant, a beneficiary designated pursuant to Section 4(d) below, or any person to whom such SAR is transferred pursuant to this paragraph.

SECTION 8. TERMS AND CONDITIONS FOR STOCK GRANTS.

(a) Time, Amount and Form of Awards. Awards under this Section 8 may be granted in the form of a Stock Grant. A Stock Grant may be awarded in combination with NSOs, and such an Award may provide that the Stock Grant will be forfeited in the event that the related NSOs are exercised.

(b) Stock Grant Agreement. Each Stock Grant awarded under the Plan shall be evidenced and governed exclusively by a Stock Grant Agreement between the Participant and the Company. Each Stock Grant shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan that the Committee deems appropriate for inclusion in the applicable Stock Grant Agreement. The provisions of the Stock Grant Agreements entered into under the Plan need not be identical.

(c) Payment for Stock Grants. Stock Grants may be issued with or without cash consideration under the Plan.

(d) Vesting Conditions. Each Stock Grant may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Stock Grant Agreement which may include time-based vesting or performance-based vesting (including Performance Goals pursuant to Section 4(e)). A Stock Grant Agreement may provide for accelerated vesting in connection with certain events.

(e) Assignment or Transfer of Stock Grants. No unvested Stock Grant shall be transferred, anticipated, assigned, attached, garnished, optioned, transferred or made subject to any creditor's process, whether voluntarily, involuntarily or by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than (i) by will or by the laws of descent and distribution, or (ii) as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to such Participant's Immediate Family.

(f) Voting and Dividend Rights. The holder of a Stock Grant awarded under the Plan shall have the same voting, dividend and other rights as the Company's other stockholders. A Stock Grant Agreement, however, may require that the holder of such Stock Grant invest any cash dividends received in additional Shares subject to the Stock Grant. Such additional Shares and any Shares received as a dividend pursuant to the Stock Grant shall be subject to the same conditions and restrictions as the Stock Grant with respect to which the dividends were paid. Such additional Shares subject to the Stock Grant shall not reduce the number of Shares available for issuance under Section 5, including the limitations set forth in Sections 5(d) and (e).

(g) Modification or Assumption of Stock Grants. Within the limitations of the Plan, the Committee may modify or assume outstanding Stock Grants or may accept the cancellation of outstanding stock grants (including stock granted by another issuer) in return for the grant of new Stock Grants for the same or a different number of Shares. Notwithstanding the preceding sentence or anything to the contrary, no modification of a Stock Grant shall, without the consent of the Participant, impair his or her rights or obligations under such Stock Grant.

SECTION 9. TERMS AND CONDITIONS OF STOCK UNITS.

(a) Stock Unit Agreement. Each Stock Unit granted under the Plan shall be evidenced by a Stock Unit Agreement between the Participant and the Company. Such Stock Units shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Stock Unit Agreements entered into under the Plan need not be identical. Stock Units may be granted in consideration of a reduction in the Participant's other compensation.

(b) Number of Shares. Each Stock Unit Agreement shall specify the number of Shares to which the Stock Unit pertains, which number is subject to adjustment in accordance with Section 10.

(c) Payment for Awards. To the extent that an Award is granted in the form of Stock Units, no cash consideration shall be required of the Award recipients.

(d) Vesting Conditions. Each Stock Unit may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Stock Unit Agreement which may include time-based vesting or performance-based vesting (including Performance Goals pursuant to Section 4(e)). A Stock Unit Agreement may provide for accelerated vesting in connection with certain events.

(e) Form and Time of Settlement of Stock Units. Settlement of vested Stock Units may be made in the form of (a) cash, (b) Shares or (c) any combination of both. Methods of converting Stock Units into cash may include (without limitation) a method based on the average Fair Market Value of Shares over a series of trading days. Vested Stock Units may be settled in a lump sum or in installments. The distribution may occur or commence when the vesting conditions applicable to the Stock Units have been satisfied or have lapsed, or it may be deferred, in accordance with applicable law, to any later date. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents.

(f) Voting and Dividend Rights. The holders of Stock Units shall have no voting rights. Prior to settlement or forfeiture, any Stock Unit awarded under the Plan may, at the Committee's discretion, carry with it a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all cash dividends paid on one Share while the Stock Unit is outstanding. Dividend equivalents may be converted into additional Stock Units. Settlement of dividend equivalents may be made in the form of cash, in the form of Shares, or in a combination of both. Prior to distribution, any dividend equivalents which are not paid shall be subject to the same conditions and restrictions as the Stock Units to which they attach.

(g) Creditors' Rights. A holder of Stock Units shall have no rights other than those of a general creditor of the Company. Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Stock Unit Agreement.

(h) Modification or Assumption of Stock Units. Within the limitations of the Plan, the Committee may modify or assume outstanding Stock Units or may accept the cancellation of outstanding stock units (including stock units granted by another issuer) in return for the grant of new Stock Units for the same or a different number of Shares. Notwithstanding the preceding sentence or anything to the contrary, no modification of a Stock Unit shall, without the consent of the Participant, impair his or her rights or obligations under such Stock Unit.

(i) Assignment or Transfer of Stock Units. Stock Units shall not be transferred, anticipated, assigned, attached, garnished, optioned, transferred or made subject to any creditor's process, whether voluntarily, involuntarily or by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than (i) by will or by the laws of descent and distribution, or (ii) as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to such Participant's Immediate Family.

SECTION 10. PROTECTION AGAINST DILUTION.

(a) Adjustments. In the event of a subdivision of the outstanding Shares, a declaration of a dividend payable in Shares, a declaration of a dividend payable in a form other than Shares in an amount that has a material effect on the price of Shares, a recapitalization, a combination or consolidation of the outstanding Shares (by reclassification or otherwise) into a lesser number of Shares, an extraordinary corporate transaction, such as any merger, consolidation, separation (including a spin-off), any reorganization (whether or not such reorganization comes within the definition of such term in Code Section 368) or any partial or complete liquidation of the Company, the Committee shall make appropriate and equitable adjustments in one or more of:

(i) the number of Shares and the kind of shares or securities available for future Awards under Section 5;

(ii) the limits on Awards specified in Section 5;

(iii) the number of Shares and the kind of shares or securities covered by each outstanding Award;

(iv) the Exercise Price under each outstanding SAR or Option;

(v) any applicable performance-based vesting provisions set forth in an outstanding Award, whether or not such provisions include Performance Goals or otherwise; or

(vi) any other term or provision of the Plan or any outstanding Award necessary to ensure that there is no increase or decrease in the value of Awards that may be issued under the Plan or the value of any outstanding Award.

(b) Participant Rights. Except as provided in this Section 10, a Participant shall have no rights by reason of any issue by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class. If by reason of an adjustment pursuant to this Section 10 a Participant's Award covers additional or different shares of stock or securities, then such additional or different shares and the Award in respect thereof shall be subject to all of the terms, conditions and restrictions which were applicable to the Award and the Shares subject to the Award prior to such adjustment.

(c) Fractional Shares. Any adjustment of Shares pursuant to this Section 10 shall be rounded down to the nearest whole number of Shares. Under no circumstances shall the Company be required to authorize or issue fractional shares and no consideration shall be provided as a result of any fractional shares not being issued or authorized.

SECTION 11. EFFECT OF A CHANGE IN CONTROL.

(a) Change in Control. In the event of a Change in Control, except as otherwise provided in the applicable Award Agreement, the Committee may provide, in its sole discretion and without the Participant's consent, without limitation, for the assumption of outstanding Awards, the substitution of outstanding Awards with substantially the same terms by the surviving corporation or its parent, or the continuation of outstanding Awards by the Company (if the Company is a surviving corporation).

(b) Acceleration. Notwithstanding the foregoing or any other provision of the Plan to the contrary, except as otherwise provided in the applicable Award Agreement, the vesting of and, if applicable, ability to exercise any Award that is outstanding on the date a Change in Control is consummated shall accelerate such that such Awards shall be fully vested and, if applicable, exercisable on the date the Change in Control is consummated.

(c) Dissolution. To the extent not previously exercised or settled, Options, SARs and Stock Units shall terminate immediately prior to the dissolution or liquidation of the Company.

SECTION 12. LIMITATIONS ON RIGHTS.

(a) Participant Rights. A Participant's rights, if any, in respect of or in connection with any Award is derived solely from the discretionary decision of the Company to permit the individual to participate in the Plan and to benefit from a discretionary Award. By accepting an Award under the Plan, a Participant expressly acknowledges that there is no obligation on the part of the Company to continue the Plan and/or grant any additional Awards. Except as otherwise provided in any contractual arrangement with a U.S. Participant, any Award granted hereunder is not intended to be compensation of a continuing or recurring nature, or part of a Participant's normal or expected compensation, and in no way represents any portion of a Participant's salary, compensation, or other remuneration for purposes of pension benefits, severance, redundancy, resignation or any other purpose.

Neither the Plan nor any Award granted under the Plan shall be deemed to give any individual a right to remain an employee, consultant or director of the Company, a Parent, a Subsidiary or an Affiliate. The Company and its Parent, Subsidiaries and Affiliates reserve the right to terminate the Service of any person at any time, and for any reason, subject to applicable laws, the Company's Articles of Incorporation and Bylaws and any applicable written employment agreement (if any), and such terminated person shall be deemed irrevocably to have waived any claim to damages or specific performance for breach of contract or dismissal, compensation for loss of office, tort or

otherwise with respect to the Plan or any outstanding Award that is forfeited and/or is terminated by its terms or to any future Award, except as is otherwise provided in any contractual arrangement with a U.S. Participant.

(b) Stockholders' Rights. Except as provided in Sections 8(f) and 9(f), a Participant shall have no dividend rights, voting rights or other rights as a stockholder with respect to any Shares covered by his or her Award prior to the issuance of such Shares (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company). No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date when such Shares are issued, except as expressly provided in Sections 9(f) and 10.

(c) Regulatory Requirements. Any other provision of the Plan notwithstanding, the obligation of the Company to issue Shares or other securities under the Plan shall be subject to all applicable laws, rules and regulations and such approval by any regulatory body as may be required. The Company reserves the right to restrict, in whole or in part, the delivery of Shares or other securities pursuant to any Award prior to the satisfaction of all legal requirements relating to the issuance of such Shares or other securities, to their registration, qualification or listing or to an exemption from registration, qualification or listing.

SECTION 13. WITHHOLDING TAXES.

(a) General. A Participant shall make arrangements satisfactory to the Company for the satisfaction of any tax or withholding obligations that arise in connection with his or her Award. The Company shall have the right to deduct from any amount payable under the Plan, including delivery of Shares to be made pursuant to an Award granted under the Plan, all federal, state, city, local or foreign taxes of any kind required by law to be withheld with respect to such payment and any other required deductions and the Company may take any such actions as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes and other deductions. The Company shall not be required to issue any Shares or make any cash payment under the Plan until such obligations are satisfied.

(b) Share Withholding. The Committee may permit a Participant to satisfy all or part of his or her withholding or income tax obligations by Cashless Exercise, by having the Company withhold all or a portion of any Shares that otherwise would be issued to him or her or by surrendering all or a portion of any Shares that he or she previously acquired; provided that Shares withheld or previously owned Shares that are tendered shall not exceed the amount necessary to satisfy the Company's tax withholding obligations at the minimum statutory withholding rates, including, but not limited to, U.S. federal and state income taxes, payroll taxes and foreign taxes, if applicable, unless the previously owned Shares have been held for the minimum duration necessary to avoid financial accounting charges under applicable accounting guidance or as otherwise permitted by the Committee in its sole and absolute discretion. Any payment of taxes by assigning Shares to the Company may be subject to restrictions, including, but not limited to, any restrictions required by rules of the SEC.

SECTION 14. DURATION AND AMENDMENTS.

(a) Term of the Plan. The Plan shall become effective upon its approval by the Company's stockholders. The Plan shall terminate on March 31, 2018 and may be terminated on any earlier date pursuant to this Section 14.

(b) Right to Amend or Terminate the Plan. The Board may amend or terminate the Plan at any time and for any reason. Any such termination of the Plan, or any amendment thereof, shall not impair any Award previously granted under the Plan. No Awards shall be granted under the Plan after the Plan's termination. An amendment of the Plan shall be subject to the approval of the Company's stockholders only to the extent such approval is required by applicable laws, regulations or rules.

AMENDMENT NO. 1
TO THE
MARTHA STEWART LIVING OMNIMEDIA, INC.
OMNIBUS STOCK AND OPTION COMPENSATION PLAN

Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (the "Plan"), hereby amends the Plan, effective as of __________ as follows:

Section 5(a) is amended by the deleting the last sentence and substituting the following:

The aggregate number of Shares reserved for Awards under the Plan is 14,557,272, Shares subject to adjustment pursuant to Section 10.

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